ENTERGY 2010 ANNUAL REPORT

Memorable Lessons

Practical Truths

DO NOT LET ANYTHING TURN YOU FROM YOUR PURPOSE.


11006597
Received SEC
MAR 28 2011
Washington, DC 20549


Entergy

The True Value of Money Is Not in Its Possession but in Its Use.



The Miser

A Miser sold all that he had, and bought a lump of gold, which he took and buried in a hole dug in the ground by the side of an old wall, and went daily to look at it. One of his workmen, observing his frequent visits to the spot, watched his movements, discovered the secret of the hidden treasure, and digging down, came to the lump of gold, and stole it. The Miser, on his next visit, found the hole empty, and began to tear his hair, and to make loud lamentations. A neighbor, seeing him overcome with grief, and learning the cause, said, "Pray do not grieve so; but go and take a stone, and place it in the hole, and fancy that the gold is still lying there. It will do you quite the same service; for when the gold was there, you had it not, as you did not make the slightest use of it."

Maximizing Value for Our Stakeholders



Over the past 12 years we have worked diligently to maximize the value we deliver to our customers, employees and shareholders. Along the way we have learned many memorable lessons and uncovered practical truths. We apply the knowledge we have gained to our ongoing operations, improving and enhancing our capabilities as we go forward. In this year's annual report, we relate our story to classic fables – interesting stories with a moral – on some of the most important memorable lessons and practical truths we have learned. The morals presented here reflect some of the essential principles that we adhere to as we work to build Entergy's future success.

Highlights	2010	Change	2009	Change	2008
FINANCIAL RESULTS					
(in millions, except percentages and per share amounts)					
Operating revenues	$11,488	6.9%	$10,746	(17.9%)	$13,094
Net income attributable to Entergy Corporation	$ 1,250	1.5%	$ 1,231	0.8%	$ 1,221
Earnings per share					
Basic	$ 6.72	5.2%	$ 6.39	–	$ 6.39
Diluted	$ 6.66	5.7%	$ 6.30	1.6%	$ 6.20
Average shares outstanding					
Basic	186.0	(3.5%)	192.8	1.0%	190.9
Diluted	187.8	(4.1%)	195.8	(2.6%)	201.0
Return on average common equity	14.6%	(2.0%)	14.9%	(3.3%)	15.4%
Net cash flow provided by operating activities	$ 3,926	33.9%	$ 2,933	(11.8%)	$ 3,324
UTILITY ELECTRIC OPERATING DATA					
Retail kilowatt-hour sales (in millions)	107,510	8.4%	99,148	(1.5%)	100,609
Peak demand (in megawatts)	21,799	3.8%	21,009	(1.1%)	21,241
Retail customers – year-end (in thousands)	2,743	0.9%	2,719	1.1%	2,689
TOTAL EMPLOYEES – YEAR-END	14,958	(1.5%)	15,181	3.5%	14,669

Entergy Corporation and Subsidiaries 2010

Entergy Corporation is an integrated energy company engaged primarily in electric power production and retail distribution operations. Entergy owns and operates power plants with approximately 30,000 megawatts of electric generating capacity, and it is the second-largest nuclear generator in the United States. Entergy delivers electricity to 2.7 million utility customers in Arkansas, Louisiana, Mississippi and Texas. Entergy has annual revenues of more than $11 billion and approximately 15,000 employees.

Contents

To Our Stakeholders





Super Bowl XLV, played on Feb. 6, 2011, was seen in the U.S. by more people than any other broadcast in the history of television. It is already regarded as one of the best Super Bowls ever. Green Bay came out on top over Pittsburgh – in case you were one of the few that happened to miss the game or the media coverage since. It was a tough, hard-fought game on both sides. Afterward Pittsburgh coach Mike Tomlin was interviewed in the tunnel as he left the field. The first question was related to how close the game was and how hard everyone on both sides had played. The reporter asked: given all of that, how would he (Tomlin) categorize the game when he looks back on it? Without batting an eye, he simply responded "as a loss." No excuses. No woulda, coulda, shoulda. No happy talk about the experience they will take away, the lessons learned, the accomplishment of just being there. "It's a loss."

In reviewing our 2010 annual report it struck me that compared to Tomlin's bottom-line assessment, our report could be read as too much happy talk in a year that could fairly be called "a loss." Total shareholder return was negative for the year. I assure you that if we had lost the Super Bowl, we couldn't be more frustrated. But unlike sports or games that have a beginning and an end, in business, while we measure financial results annually, the process of growing and building the business, of serving our stakeholders, of creating sustainability is continuous. Even in the best years you can never declare victory. In 2010, despite the pain of losing on the financial scoreboard, we did accomplish a great deal in almost every area of the business – areas that are critical not only to meeting our stakeholders' needs but also to achieving long-term success.

This year my 85-year-old mother passed away. She had a hard life growing up – orphaned at nine years old and left to raise her two younger sisters in the Kentucky hills during the Depression. At her funeral, the eulogy, and the usual time spent with family and friends remembering her life, was rife with home-spun proverbs and well-told adages my mother lived by and was quick to remind her children of right up until her passing. The most memorable to me was one most people have heard at one time or another. *"If wishes were horses, beggars would ride."* Every time I fantasized out loud that I hoped to get a good grade on some test coming up, or hoped to run a certain time in this year's track season, or hoped someday to own a certain car (like one without bald tires) or any number of things we might daydream out loud about, she would quickly remind me that those kinds of things don't just happen. It starts with preparation, sacrifice and hard work. It starts with getting off the couch or out of bed or turning off the TV (all three channels in black and white), not from just wishing it so. *"If wishes were horses, beggars would ride."*

Much as my mother used adages to make a point, in this report we utilize fables to illustrate how we think about the business and serving our stakeholders. The morals of each fable are Entergy's adages, words we live by. In this report you will read a lot about accomplishments that have positioned the company for a better future than this year's financial scoreboard shows; about progress that came from an organization that has a sense of purpose and is committed to achieving its aspirations. The industry is facing some potentially tough times ahead – from increasing capital needs to meet stricter environmental rules that are almost certainly coming and to expand or modernize an aging infrastructure to enable new technologies on both the supply and demand side, and from demand destruction from a slow economic recovery out of the recent recession and the technological change that is already occurring (e.g., self generation, home automation). While the economy may bounce back, the technological change on usage is more likely to accelerate. And for those with merchant plants like our non-utility generation business, the realities of supply and demand point to substantially lower commodity prices, at least in the short term. We could spend a lot of time wishing it weren't so, but the reality is that we have to find the opportunities in a changing world and create our own future, one that is better than the past. Most immediate to many of you is the need to resolve the specific uncertainties that overhang the company and the stock price. (More about that later.)

If you consider the year's accomplishments relative to total shareholder return, it seems like either the market knows something we don't or we're focused on the wrong things. In 2010 we had the *highest operating cash flow* and the *highest operational earnings per share* in company history. In fact, in *10 of the last 11 years* we set a new company record for the highest operational earnings per share. But, nonetheless, investors were underwhelmed, viewing the future with a very wary eye. Whether we are arguing the efficiency of markets or wisdom of groups, we have to accept the reality of what the market is telling us. We do understand the concerns. We *have* spent considerable time ourselves over the last few months and years working to create more options and alternative scenarios or strategies to avoid the potential scenarios many envision coming as higher costs and lower revenues clash in future years. At Entergy, we don't engage in wishful thinking that somehow we won't have to deal with these issues. We believe our track record supports that we apply "cold eyes" when analyzing business risks, act consistently with the "cold eyes" point of view, and do not rely on wishful thinking. That "cold eyes" point of view has paid dividends in the past and will prove a sound business model for the future. It is among the lessons and truths that guide us every day as we conduct our business. These include:

- Always ask the right questions, be willing to timely adapt your point of view and proactively manage your portfolio. At best, following the herd leads to mediocrity.
- Manage risk and maintain access to cash to survive and thrive. (It's still an open question whether previous companies known for innovation and talent were brought down by the corrupt practices of a few or the basic principle of failing to practice simple enterprise-wide risk management.)
- Operate with concern for safety, the environment, communities, employees, customers and shareholders. It is the only sustainable way to run a business.

Along with others, these principles have led to significant accomplishments since 1998 such as:

- We set new company safety records in numerous years. It's now the way we do business. Today, we are redoubling our efforts in this area, striving to achieve an accident-free work environment.
- We delivered top-quartile total shareholder return of 240.9 percent for the 12-year period ending Dec. 31, 2010.
- We returned $10.6 billion to shareholders through dividends and share repurchases.
- We bolstered our liquidity position with nearly $4 billion in liquidity resources at year-end 2010, including $330 million in cash storm reserves. In addition, we reduced event risk from hurricanes and other major storms by remaining the recognized industry leader in storm restoration and securing recovery of $2.4 billion in storm costs using a now-standard framework.
- We realized sustained improvement in Utility customer service performance over the past 12 years and again in 2010, as measured by outage duration, outage frequency and regulatory outage complaints.
- We set numerous records in nuclear operations, including the highest capability factor of 94.1 percent for the Utility fleet in 2010 and 95.3 percent for the non-utility fleet in 2006. At year-end 2010, more than half of our fleet was evaluated in the "excellence" category as compared to peers. In addition, we've had four breaker-to-breaker runs in the last six years. As we demonstrate later in this report, every plant has continuously set a new standard of excellence.
- We completed more than 40 transactions on either the buy or sell side, reducing risk and refocusing on our core competencies.

- We were the first U.S. utility to commit to voluntarily reduce greenhouse gases. Not only are we following through, we are exceeding our commitment. We have been long-standing external advocates for sustainable carbon policies at the federal, state and local levels.
- We established the Entergy Charitable Foundation and our low-income initiative to address the widespread poverty in our communities. Over the past 12 years, we raised more than $19 million in customer assistance funds, provided $2 million in seed money to help low-income families build assets in a program that now serves 69 communities, provided more than $20 million to help rebuild New Orleans after Katrina and much more.

Our 12-year track record of performance is due largely to the efforts of our employees, leadership team and board of directors. The hard work and commitment to Entergy's success that these individuals demonstrate every day is without question our greatest strength and most powerful advantage.

A Record of Success

We are proud of the recognition we received in 2010. Among the honors are:

- **Dow Jones Sustainability World Index and North America Index**
- **Edison Electric Institute Emergency Assistance Award**
- **Nuclear Energy Institute Best of the Best Top Industry Practice Award**
- **GovernanceMetrics International global rating of 10.0, the highest possible rating, in recognition of best-in-class corporate governance**
- **National Fuel Funds Network 2010 Corporate Excellence Award for fighting poverty and helping low-income customers**
- ***Minority Engineer* magazine Top 50 Employers for 2010**

Understanding and Eliminating the "Downs" in an Up-and-Down Year

As I previously mentioned, we achieved record operational earnings per share in 2010, but were unable to translate this result into a positive total shareholder return. Our as-reported earnings for 2010 were $6.66 per share, 5.7 percent higher than 2009. Not only did we achieve another record year of operational earnings per share for our company (the tenth new record since 1999), we realized record operating cash flow for the year. We at the same time returned $1.5 billion to shareholders through dividends and share repurchases. We increased our annual dividend in April by 11 percent and completed our $750 million share repurchase program. And in October the board authorized another share repurchase program of $500 million.

But again, our total shareholder return was (9.7) percent, ranking in the bottom quartile of our peer group. Uncertainties continue to weigh on Entergy's stock including, among others, license renewal efforts at Indian Point Energy Center Units 2 and 3, Pilgrim Nuclear Power Station and Vermont Yankee Nuclear Power Station. Also depressed power prices affected the non-utility generation business, with another $9.25 to $12.50 per MWh decline in forward Northeast power prices for the 2011 through 2014 period.

Regardless of the challenges facing us today, our overarching financial aspiration to consistently achieve top-quartile total shareholder return remains the same. We have done this for many years and we can do it again. Our Utility business is among the fastest growing in the U.S., and the non-utility generation business is among the best positioned in the near term, providing certainty in a bearish environment.

Going forward, we're focused on creating and preserving cash to fund opportunistic investments consistent with our points of view. In these efforts, we need to be attentive to our proven ability to create value through effective portfolio management. Absent attractive investment opportunities, our long-term financial outlook updated last October supports the return of capital of as much as $4 billion to $5 billion from 2010 through 2014. We need to put more certainty around that number, grow it and deploy it well (either return it directly to you or invest it wisely and profitably).

The Utility: Developing Productive Opportunities

Our Utility business is first and foremost an essential service provider to the people and businesses in Arkansas, Louisiana, Mississippi and Texas. We never lose sight of this fact. In 2010, the Utility continued to focus on reliability and affordability, and it improved customer service performance as measured by outage duration, outage frequency and regulatory outage complaints.

In addition, the Utility worked with state and local regulators in each jurisdiction to achieve constructive outcomes. In order for the utility operating companies to attract capital for productive investments to meet service obligations at a price consistent with others with the same risk profile, there are two key requirements: first, a reasonable opportunity to earn a fair return (that's where constructive regulation comes in) and second, managers who operate effectively and efficiently every day in serving customers' needs. In that regard, two major regulatory achievements in 2010 came in Arkansas and Texas. Entergy Arkansas achieved a $63.7 million rate increase and a 10.2 percent allowed ROE – its first base rate increase in 25 years. And Entergy Texas received a $68 million rate increase and a 10.125 percent allowed ROE.

Productive investments are another key factor in the Utility business' long-term growth outlook. Investments in generation, transmission and distribution operations are made to ensure *safe delivery* of *reliable, clean* and *affordable* power to customers. Through the portfolio transformation strategy, the Utility continues to pursue opportunities to procure the right generation technologies in the right place for our customers in the most efficient manner possible.

In early 2011, Entergy Louisiana expects to close on the Acadia Energy Center Unit 2 acquisition, a highly efficient, load-following natural gas-fired plant in southern Louisiana. Pursuant to the Summer 2009 Request for Proposals for Long-Term Resources, the Utility is negotiating the purchase of additional power capacity and evaluating the self-build of a 550-megawatt combined-cycle, gas-turbine generation facility at our Ninemile Point Power Plant in Westwego, La. Also planned is the 178-megawatt uprate at Grand Gulf Nuclear Station scheduled for completion in 2012. These and other planned investments at the utility operating companies deliver tangible benefits to customers while generating solid returns for shareholders.

During 2010, work continued with the Federal Energy Regulatory Commission and state and local regulators through the Entergy Regional State Committee to address matters related to the utility operating companies' transmission operations. The current independent coordinator of transmission arrangement was extended on an interim basis for up to two years, through November 2012, providing time for analysis of longer-term structures, including post-System Agreement structures.

Looking ahead, the Utility business is well positioned to capitalize on opportunities as they arise in the coming years. With its disciplined capital approach, effective regulatory constructs and investment outlook, the Utility expects to generate compound average net income growth of 6 to 8 percent from 2010 to 2014 (2009 base year) – an increase from the previous 5 to 6 percent growth outlook for the same period.

Entergy Wholesale Commodities: A Unique Generation Business

In June 2010, following the rejection of the planned spin-off of our non-utility nuclear fleet (Enexus) by the New York Public Service Commission, we redesigned the organization structure to strengthen the effectiveness of our non-utility generation business. Named Entergy Wholesale Commodities or EWC, the organization substantially replicates the way Enexus would have looked as a stand-alone company. It brings an increased commercial focus, greater integration and accountability for business unit risk and finance functions, and a heightened and unified focus on state government and regulatory affairs.

As EWC moves forward, its top priority is to preserve its existing nuclear assets by obtaining license renewals. EWC worked with the Atomic Safety and Licensing Board and the Nuclear Regulatory Commission staff to advance processes in 2010 for Indian Point Units 2 and 3, Pilgrim and Vermont Yankee. In March 2011, the NRC said that they expect Vermont Yankee's renewed operating license for an additional 20 years will be issued soon.

Also at Vermont Yankee, we continue to strive to restore a tarnished image locally in the state of Vermont. EWC is faced with disproving a negative perception put in the minds of the public that the age of the plant is *the* determinant of its operating condition. Having completed another breaker-to-breaker run in 2010, as well as earning an evaluation in the "excellence" category compared to peers, Vermont Yankee's operating record clearly supports the plant's reputation as one of the best in the country. But that is not the perception in the state where we are located, our employees live and where we do a lot of business (i.e., wholesale power sales). We do not want an adversarial relationship in Vermont or any place we do business. But we are a business and have every right to be there.

At Indian Point, EWC is pursuing resolution of proceedings before the New York State Department of Environmental Conservation where the central issue is the staff decision to order the installation of cooling towers. EWC believes wedgewire screens are now the Best Technology Available and are proven to be effective on large-scale plants such as Indian Point. Moreover it is clear to us the staff's decision is fatally flawed because cooling towers emit fine particulates. Thus these towers cannot receive the necessary air permits to be constructed in a non-attainment area. A trial addressing these threshold issues, among others, is scheduled to begin around mid-2011.

The Cooper Nuclear Station, which EWC manages under a long-term management services contract for the Nebraska Public Power District, successfully renewed its license for another 20-year term. The extensive process took the EWC business development team, which is recognized worldwide for its license renewal services, 26 months to complete.

Even with progress made in 2010, the license renewal process has become increasingly uncertain since our original license renewal filings for Vermont Yankee and

Pilgrim in January 2006. On Jan. 18, 2011, President Obama issued an executive order to all agencies to streamline the unnecessary bureaucracy that is putting jobs at risk and costing business and consumers unnecessarily. Specifically in follow-up letters to the NRC, members of Congress have directed their concerns to the Nuclear License Renewal Process, naming Pilgrim and Vermont Yankee's applications as specific examples where regulatory uncertainty, lack of transparency and extended timeframes need to be explained and greater consideration given to the rights of applicants in this process. That said – EWC fully expects to gain NRC approval for another 20 years at Pilgrim, Vermont Yankee and Indian Point. Not only is each plant safe (the main criterion) but also each is vital to the regional power generation infrastructure. Published reports from the New York Independent System Operator and the ISO New England have stated that the unexpected retirement of Indian Point and Vermont Yankee would immediately create grid reliability issues in their respective regions.

As EWC implemented its new organization structure and advanced the license renewal process, our nuclear team remained focused on the safe, secure and efficient operation of each plant. Their hard work produced results in 2010, including operational successes at each plant. On a less happy note, the year started out with the discovery of tritium in the groundwater at Vermont Yankee in January 2010. Upon investigation, the leak resulted from a design flaw by the original owner's architect/engineer that occurred more than 25 years before Entergy purchased the plant. The flawed piping was in concrete vaults well beneath the earth's surface and unobservable through the industry standard inspection procedures. EWC found the source, re-engineered the pipes and performed extensive remediation work related to the tritium leak, which included transporting affected groundwater offsite out of Vermont to be processed. We remain committed to becoming the industry leader in tritium leak prevention, detection and remediation, and efforts under this initiative are ongoing. I should add that no tritium has been detected in any drinking water sample, or in any other way did the tritium leak pose a danger to public health or safety.

The future level of profitability of the EWC plants remains highly uncertain as power prices remain under intense pressure; driven in part by the economic downturn (demand), but more directly by the abundant U.S. supply of shale gas. The industry has known for a very long time that shale gas existed in great quantity. But the unexpected technology breakthrough in drilling techniques (e.g., breaking up the rock and soil to get to the reserves) made it economic to go get it. There was no secret where it was, so almost overnight the natural gas was flowing.

In part from the increased focus created by its new organization that has enhanced our market-based point of view, EWC is currently one of the best-positioned non-utility generators in the country relative to near-term commodity prices. Planned nuclear production is essentially fully hedged in 2011 and 87 percent sold in 2012. For the entire portfolio, the value of EWC's nuclear energy hedges was approximately $1 billion "in-the-money" based on observable market prices as of February 2011. That could change if EWC gets a surprise event, but it illustrates a dynamic analysis process that supports a sound point of view and executing on it – instead of simply wishing the market will rebound or using basic "look back" techniques to evaluate the current price. This process is a competitive advantage in both good times and bad.

EWC has developed and implemented advanced hedging techniques to manage the near-term risks and maintain the future option value of our portfolio. Longer term, as the economic recovery gains traction and power demand increases and more clarity is brought to the market, EWC believes non-utility generators will move back in favor with more of the market. The enactment of new environmental regulations and any federal or state legislation limiting carbon emissions or mandating increased use of less carbon-intensive generation resources would further favor clean nuclear generation. The option value of EWC's assets is potentially substantial in the long term and we are committed to realizing that value for our shareholders.

Advocating for Action on Climate Risks and Adaptation

I have no doubt that if Entergy Corporation faced a risk that presented enormous potential downsides such as having a large fleet of greenhouse gas-emitting power plants, our board of directors and leadership team would act immediately to revise our strategy or business plan. Yet because climate change is a global issue and no one leader or entity bears full responsibility, meaningful action or personal accountability is in short supply. It's just too easy to pass it on to the next management team or next generation.

In our mind, that is irresponsible on many fronts, but none more so than in risk management. Good risk management beats wishful thinking or living in denial almost every time. While sometimes people and businesses do just get lucky, I wouldn't intentionally bet the company "wishing" for that in this business any more than I would bet my children's health or lives.

Progress Toward Our Aspirations

In our 2006 annual report we presented our annual aspirations for 2006 through 2010. Summarized below is our performance in 2010 against key measures in each aspiration.

ASPIRATIONS	PROGRESS IN 2010
We aspire to continually deliver top-quartile total shareholder returns.	Over the past 12-year period ending Dec. 31, 2010, Entergy delivered top-quartile total shareholder return of 240.9 percent. In 2010, our total shareholder return was (9.7) percent, ranking in the bottom quartile of our peer group. Going forward, we're focused on accumulating cash to fund opportunistic investments consistent with our points of view. Through these efforts, we plan to leverage our proven ability to create value through effective portfolio management, which we believe when combined with operational excellence in day-to-day initiatives, can over time improve our returns to top quartile.
We aspire to provide clean, reliable and affordable power in our utility business.	In 2010, the utility operating companies improved their customer service performance as measured by outage frequency, outage duration and regulatory outage complaints. Also in 2010, we completed our second voluntary five-year commitment to stabilize our CO_2 emissions with actual emissions that were more than 3 percent better than our cumulative five-year emissions target of 20 percent below year 2000 levels.
We aspire to operate safe, secure and vital nuclear resources in an environment that is expected to grow over the long term and be carbon-constrained.	We created a non-utility generation organization in 2010 called Entergy Wholesale Commodities, which brings greater commercial, risk management and regulatory focus to all of our non-utility businesses. In 2010, EWC continued efforts toward obtaining 20-year license renewals at Indian Point, Pilgrim and Vermont Yankee. Also in 2010, our non-utility nuclear operations set new records as measured by outage performance and continuous runs. In the near term, EWC is currently among the best-positioned non-utility generators providing certainty in a bearish environment, having executed significant hedging for 2011 and 2012 based on our point of view for those periods. Over the longer term, EWC is focused on capturing the potential upside for the business from the positive effects of ongoing economic growth and new environmental regulation.
We aspire to break the cycle of poverty and contribute to a society that is healthy, educated and productive.	In 2010, we raised \$2.3 million in bill payment assistance funds from our customers, employees and shareholders. We aggressively advocated for increased funding of the federal Low Income Home Energy Assistance Program. In 2010, Entergy and the Entergy Charitable Foundation gave \$16.3 million in grants, many of which fund programs to help break the cycle of poverty.

However, regardless of the risks of climate change, the U.S. Gulf Coast faces increased risks from natural hazards. There is no question we are suffering from this today. Along the Gulf Coast, safety, prosperity and the vibrant quality of life are not just at risk, but also in some cases, already diminished or disappearing. All three are critical attributes needed to raise our families and sustain our communities. In Louisiana alone, we lose 25 to 35 square miles of coastal wetlands a year through subsidence, sea level rise and erosion. The livelihoods of 12 million people that live near the coast, the sustainability of rich natural resources that support $634 billion in annual GDP and the security of residential, commercial and industrial assets valued at more than $2 trillion are increasingly vulnerable to storm surge, flooding and wind damage. Recent storms like hurricanes Katrina, Rita, Gustav and Ike provide a glimpse of what the future could bring if we don't plan for and invest in building more resilient, sustainable communities. They also provide an important lesson demonstrating how the poorest among us, with the fewest adaptation options, are disproportionately impacted by these risks.

At Entergy, we continue to advocate for action. In 2010, we funded with the America's WETLAND Foundation a study that shows communities along the Gulf Coast could suffer nearly $700 billion in economic losses over the next 20 years, applying the multiplier effect, due to growing environmental risks. It is a call to arms for all policymakers and includes cost-effective steps that can be taken now to build a more resilient Gulf Coast.

Entergy leaders participated in the DELTAS2010 Conference in October 2010 – along with legislative leaders from Texas, Louisiana, Mississippi and Alabama – where the landmark study we funded was presented. We participated and led discussions on how the region can build resiliency following major disasters. Entergy and America's WETLAND Foundation will take the study in 2011 and 2012 to communities along the Gulf Coast to inform local officials and other stakeholders and to help them plan for building more resilient communities.

In the near term, we have attractive, cost-effective actions that can increase resiliency, assist the growth of our economy and restore our environment. Examples include improved building codes, wetland restoration and stronger levee systems. The Gulf Coast study has identified $49 billion in investments over the next 20 years that will cost-effectively avert $137 billion in losses over the lifetime of the measures. However, it will take bold vision, leadership and significant engagement with many stakeholders to recognize the opportunities, eliminate the barriers and implement a resilient path forward for our communities.

To succeed it will be important to recognize the human dimensions of climate adaptation. Effective adaptation must be built on efforts to support individuals, households and businesses. We must recognize the importance ecosystem services from coastal wetlands play in our cultural and economic well-being and integrate restoration into our resilience plans. Lastly, we cannot forget the implications of climate on the low-income or unemployable. Warmer summer days, colder winter nights, floods and droughts have greater impact on individuals and families that lack the capacity to adapt. We must reach out and help those that are most vulnerable become more resilient while at the same time helping them break the cycle of poverty. Why Entergy? If not us, who? While we cannot do it alone, who will try harder or care more about the people and the area we serve? Standing on the sideline as the largest company in Louisiana is not an option.

We also continue to advocate on a federal level for an effective energy policy that addresses the risks posed by climate change. Unfortunately, U.S. cap-and-trade legislation appears at a stalemate. There are other options. We believe Congress should (at a minimum) pursue a clean energy standard that includes nuclear, clean coal and natural gas generation as well as renewables. This is a much more balanced, practical and effective approach than a restrictive, expensive renewable energy standard that focuses solely on wind, solar, biomass and other heavily subsidized renewables.

As previously mentioned, even as we continue to advocate for climate change policies at federal, state and local levels, Entergy is pursuing efforts to stabilize and reduce CO_2 emissions from its own operations. In 2010, we completed our second voluntary commitment to stabilize CO_2 emissions from 2006 to 2010 at 20 percent below 2000 levels. Emissions for 2006 to 2010 were more than 3 percent below our cumulative goal for the five-year period.

Words to Live By

Aesop, who lived in Greece more than 2,000 years ago, is credited with writing the first fables. The universal truths he expressed remain words to live by. That fact is reinforced almost every day as the world evolves and life offers new experiences. Depending on our actions, we can always go back and find a fable that offers a practical truth that either saved us or cost us. The experiences may vary, but the common sense wisdom remains the same.

In much the same way, even as Entergy continues to learn, evolve and adapt to changing market conditions, we never forget the lessons of the past. We move forward, adhering to the discipline of our dynamic, point-of-view-driven business model and a sound set of non-negotiable



James R. Nichols


W. Frank Blount


Blanche Lambert Lincoln

In 2011, James Nichols and Frank Blount reached mandatory retirement age from our board of directors; Mr. Nichols after serving 24 years and Mr. Blount after 23 years of service. Their contributions and guidance have been invaluable. Also in 2011, former U.S. Sen. Blanche Lambert Lincoln was elected to our board of directors. As one of the most respected members of Congress, her advice and counsel will be extremely beneficial to the board, Entergy and its stakeholders.

values and principles. Thanks to the hard work of our dedicated employees and the commitment of our board of directors and leadership team, this approach has worked for our stakeholders. Every company has its ups and downs. The key is not to take the "ups" for granted and become complacent and not to let the "downs" get you "down", to give in or give up, or simply take the path of least resistance. I assure you that is not the company's culture and not something your board of directors would ever tolerate.

In 2011, James Nichols and Frank Blount reached mandatory retirement age from Entergy's board of directors; Mr. Nichols after serving 24 years, and Mr. Blount after 23 years of service. They leave the company in a very different financial and operational state than when they arrived. Their contributions and guidance have been invaluable to righting the ship and navigating the rough seas we have encountered over the years. In January 2011, former U.S. Sen. Blanche Lambert Lincoln was elected to our board of directors. As one of the most respected members of Congress, her advice and counsel will be extremely beneficial to the board, Entergy and its stakeholders. We are very proud that Sen. Lincoln has chosen to serve beside a very talented and dedicated board of directors at Entergy.



We look forward to the years ahead. The last couple of years of falling commodity prices, uncertainty around license renewal at our non-utility nuclear plants and our failure to achieve the spin-off of our non-utility nuclear business have left scars that will not heal until we have reversed the damages from these events and achieved success in these and other areas. We are better than the total shareholder return ranking this year shows. I believe Entergy has the capabilities, financial strength and resilient spirit to deliver the value that our stakeholders expect and deserve.

But, *"if wishes were horses, beggars would ride."* We have our work cut out for us. It seems clear enough what we need to do. You can trust we are getting after it every day.

J. Wayne Leonard
Chairman and Chief Executive Officer

Necessity Is the Mother of Invention.



The Crow and the Pitcher

A Crow perishing with thirst saw a pitcher, and, hoping to find water, flew to it with great delight. When he reached it, he discovered to his grief that it contained so little water that he could not possibly get at it. He tried everything he could think of to reach the water, but all his efforts were in vain. At last he collected as many stones as he could carry, and dropped them one by one with his beak into the pitcher, until he brought the water within his reach, and thus saved his life.

Five Years Later in New Orleans

PERSEVERING IN OUR COMMITMENT



The need for ingenuity. If ever there was an example, Hurricane Katrina provided it. After Katrina devastated New Orleans in 2005, we had a decision to make. Stay in New Orleans knowing it would take incredible commitment from our employees to help rebuild the city or depart for another location. As our board of directors and leadership team struggled with that decision, it became clear that the great majority of our employees in the New Orleans area wanted to come back. New Orleans is home and a city unlike any other.

As a company, we met multiple challenges as we worked to rebuild the city's electric and gas infrastructure so people could come home to New Orleans. Some of this work continues to this day on the long-term rebuild of Entergy New Orleans' gas distribution system, a massive project to address unprecedented damage from saltwater intrusion into the pipelines from the city's flooding. Shortly after the storm, we took the difficult step of placing Entergy New Orleans in bankruptcy to protect its customers and ensure continued progress in restoring power and natural gas service to New Orleans in the aftermath of Katrina. Within 20 months, however, Entergy New Orleans emerged from bankruptcy with a plan where all creditors were fully compensated and Entergy New Orleans' workforce of approximately 400 employees was unchanged. Both Entergy New Orleans and Entergy overall emerged from the experience stronger and more resilient.

The tireless efforts of thousands of employees drove our re-emergence. Entergy employees overcame countless professional and personal challenges, and persevered in their commitment to stand by New Orleans. Carrying a workload much greater than normal, employees also had to manage temporary living arrangements, home repairs, school issues, crime concerns and almost daily flat tires. Given the necessity of dealing with the demanding reality at hand, our employees became masters of invention and adaptation.

Following Katrina, Entergy and its charitable foundation donated more than $20 million to nonprofit groups that are helping rebuild the physical, intellectual and cultural assets of New Orleans and the surrounding region. Five years later, the city's unique spirit is alive and well. Its population has now stabilized at approximately 70 percent of pre-storm levels, exceeding initial projections. Customer stabilization at a rate faster than anticipated allowed Entergy New Orleans to decrease total residential rates by 17 percent since exiting Chapter 11 in May 2007. Post-Katrina New Orleans is in some ways even better than it was pre-Katrina. It's an amazing story that demonstrates anything is possible when people pull together with determination and passion to achieve a common objective.



It Is Best to Prepare for the Days of Necessity.



The Ant and the Grasshopper

In a field one summer's day a Grasshopper was hopping about, chirping and singing to its heart's content. An Ant passed by, bearing along with great toil an ear of corn he was taking to the nest. "Why not come and chat with me," said the Grasshopper, "instead of toiling and moiling in that way?" "I am helping to lay up food for the winter," said the Ant, "and recommend you to do the same." "Why bother about winter?" said the Grasshopper; "we have got plenty of food at present." But the Ant went on its way and continued its toil. When the winter came the Grasshopper had no food, and found itself dying of hunger, while it saw the ants distributing every day corn and grain from the stores they had collected in the summer. Then the Grasshopper knew: It is best to prepare for the days of necessity.

Pursuing Sustainable Success

ENTERGY CORPORATION



Preparing for the future requires a well-thought-out point of view. Whether it's laying up food for the winter or developing options to deliver top-quartile shareholder return, it requires identifying what's necessary for future success, developing a plan to achieve it and then efficiently executing the plan. Those who prepare can prosper. Those who do not may perish. At Entergy, we prepare.

Entergy is a point-of-view-driven company with a sustainable approach to business. We use sophisticated analyses to develop informed points of view on key issues that affect our business. Our points of view are dynamic, changing with market conditions, and they determine our strategies. We also consider sustainability when setting our strategies by evaluating and optimizing their safety, economic, environmental and societal impact. We believe we must make progress simultaneously along multiple dimensions to truly succeed for all our stakeholders.

In 2010, the Dow Jones Sustainability Indexes named Entergy to its World Index for the ninth consecutive year, the only U.S. utility to be so honored. The DJSI selects sustainability leaders through a thorough analysis of corporate economic, environmental and social performance. The DJSI World Index recognizes the top 10 percent of the largest 2,500 companies worldwide based on economic, environmental and social performance.

Entergy was one of only 19 utility companies selected to the DJSI World Index in 2010 and one of only five U.S. utility companies. Entergy performed highest or was ranked among the best in climate strategy, environmental policy and management system, corporate citizenship and philanthropy, corporate governance, scorecards and management systems, occupational health and safety, and price and risk management.

We are proud of the recognition our sustainability efforts earned in 2010. We continue to seek improvements in our safety, economic, environmental and societal performance. We also continue to advocate for public policies that support sustainable development.

Aspiring To Deliver Top-Quartile Shareholder Returns

We measure our economic performance by total shareholder return and strive to deliver results that rank in the top quartile of our peer group. Over the past 12-year period, our total shareholder return was 240.9 percent, which ranked in the top quartile among Philadelphia Utility Index members. In 2010, however, our total shareholder return fell short at (9.7) percent, which ranked in the bottom quartile of our peer group.

Going forward, we believe we are well prepared to restore our top-quartile performance. Our utility business is among the fastest growing in the United States. In our long-term financial outlook updated in October 2010, we estimate Utility net income compound average annual



growth of 6 to 8 percent for 2010 through 2014 (off 2009 base levels) driven by improving returns and investing capital wisely to meet customers' needs. At Entergy Wholesale Commodities, we've executed significant hedging for 2011 and 2012, providing certainty in a bearish commodity-price environment, while retaining longer-term optionality to capture the benefits of ongoing economic growth and new environmental regulation. In addition, we believe it is critical to ensure we have cash available to invest in opportunities as they arise or return it to our owners. To that end, we are maximizing cash generation in each business to further enhance our liquidity position and solid credit metrics that support ready access to capital on reasonable terms.

We have historically returned cash to our shareholders through a combination of dividends and share repurchases, a strategy we expect to continue. In 2010, we completed the $750 million repurchase program authorized by our board of directors in 2009, and we announced the authorization of a new $500 million share repurchase program. In addition, we increased our dividend for the first time since 2007. Absent other attractive investment opportunities, capital deployment through dividends and share repurchases could total as much as $4 billion to $5 billion from 2010 through 2014 under the long-term business outlook updated in October. The amount of share repurchases may vary as a result of material changes in business results, capital spending or new investment opportunities.

Aspiring To Achieve an Accident-Free Work Environment

We believe safety should be the top priority for every Entergy employee and contractor. We maintain policies, systems and metrics that support a safety culture and we strive to achieve an accident-free work environment.

Although we achieved certain records in 2010, our overall safety performance was not a record for our company. While Entergy employees reported 111 recordable accidents in 2010, down from 324 in 1998, this performance was overshadowed by the tragic death of a contractor this year. We are reminded again that in the area of safety, improvement is inadequate. We are redoubling our efforts to build a stronger, safer work environment and culture among Entergy employees and contractors so that every job can be performed without accident or loss of life.

Approximately 70 of Entergy's work sites have earned Star status in the U.S. Occupational Safety and Health Administration Voluntary Protection Program, which is the highest rating in the most prestigious workplace safety and health recognition program in the United States. Among our VPP Star sites are nearly 20 fossil sites, more than 40 transmission and distribution sites and all nuclear sites but one. This represents nearly 60 percent of the Entergy sites that can feasibly file for VPP certification. Achieving and maintaining VPP Star status is clear evidence of our employees' ongoing commitment to workplace safety.

Aspiring To Be the Cleanest Power Generator in America

Ten years ago, our board of directors began to discuss the impact – beyond day-to-day legal compliance – that our operations have on the environment, especially relating to climate change. In 2001, our board approved an environmental vision for our company related to sustainable development, performance excellence and advocacy. Subsequently Entergy made and successfully achieved two voluntary five-year commitments to stabilize CO_2 emissions at the year 2000 levels and at 20 percent below the year 2000 levels, respectively. We completed our second commitment in 2010, beating our cumulative emissions target for the 2006 to 2010 period by more than 3 percent. Last year we also continued to advocate for public policies to address the environmental risk posed by increasing greenhouse gas emissions.

Entergy has long believed in the negative impacts of climate change, especially in high-risk coastal areas found in our utility service territory. U.S. Gulf Coast communities and businesses are increasingly vulnerable to environmental risks. Building resilient communities that can stand up to these risks is vitally important to the future of the region and the livelihood of 12 million people living and working near the coast. In 2010, Entergy and America's WETLAND Foundation commissioned a study entitled "Building a Resilient Energy Gulf Coast" that quantified the potential economic losses that communities along the Gulf Coast may incur over the next 20 years due to growing environmental risks. Based on the study's estimates and applying the multiplier effect, economic losses from wind damage, storm surge, flooding and associated losses could reach nearly $700 billion, which is equivalent to the gross domestic product for the entire region for one year. In 2011 and 2012, Entergy and America's WETLAND Foundation are sponsoring regional "Resilient Community" forums to identify specific needs of host communities and investments to reduce losses and help ensure safety and quality of life in the Gulf Coast region.

Contributing to a Society That Is Healthy, Educated and Productive
All four states served by the Entergy utility operating companies rank among the top 10 states with the highest poverty rates. As high as official poverty rates are, government statistics don't supply a complete picture. Roughly 25 percent of Entergy's 2.3 million residential customers require government assistance to meet their basic daily needs. In addition, the suffering and devastation in the Gulf Coast region following recent hurricanes was disproportionately felt by low-income individuals and families.

Entergy's success is linked inextricably to the success of the communities it serves. It is our moral responsibility and a business imperative to provide assistance to our low-income customers and the communities that support them. We must help the most vulnerable become more resilient. Our low-income initiative, which began more than 10 years ago, is designed to improve the flow of assistance funds, help customers better manage their energy use and support education, job training and asset accumulation programs that can help break the cycle of poverty. We made progress in each of these three areas last year.

In 2010, we raised $2.3 million through our Power to Care fuel fund. We also continued to advocate for increased funding for the federal Low Income Home Energy Assistance Program, participating in the annual LIHEAP Washington Action Day event to promote the program. Appropriations for fiscal year 2010 were sustained at a record level of $5.1 billion. Even at this level of funding, LIHEAP is estimated to reach only one out of every five eligible American households and the program could be subject to significant cuts as Congress attempts to address budget concerns. Entergy continues to believe increased levels of LIHEAP funding are needed along with more equitable distribution of funds across states.

Last year, Entergy and state-run programs helped weatherize approximately 7,000 homes, helping homeowners reduce their energy use and costs. In a pilot program funded in part by a $5 million stimulus matching grant from the U.S. Department of Energy, Entergy New Orleans will place smart meters in up to 7,400 residences of low-income customers. The technology puts valuable information in the hands of customers, which can help reduce energy bills.

Entergy and the Entergy Charitable Foundation gave $16.3 million in grants in 2010, many of which fund programs to help break the cycle of poverty. For example, a $200,000 grant to the United Way of Greater New Orleans will help fund a program that matches the savings of working poor families.

Our efforts to fight poverty and improve education in our utility service territory continue to earn recognition. We received the Edison Electric Institute Advocacy Excellence Award and the National Fuel Funds Network Corporate Excellence Award. We will continue to support the communities we serve with a special focus on assisting those in need.


Total Shareholder Return
2010, %
15.1
5.7
Philadelphia Utility Index
S&P 500
ETR
(9.7)


Total Shareholder Return
12/31/1998 to 12/31/2010, %
240.9
98.1
26.6
ETR
Philadelphia Utility Index
S&P 500

Our total shareholder return over the past 12 years ranked in the top quartile of our peer group; yet in 2010, Entergy delivered negative total shareholder return. We will work diligently to once again deliver top-quartile performance.



Honesty Is the Best Policy.



Mercury and the Workmen

A Workman, felling wood by the side of a river, let his axe drop by accident into a deep pool. Being thus deprived of the means of his livelihood, he sat down on the bank, and lamented his hard fate. Mercury appeared, and demanded the cause of his tears. He told him his misfortune, when Mercury plunged into the stream, and, bringing up a golden axe, inquired if that were the one he had lost. On his saying that it was not his, Mercury disappeared beneath the water a second time, and returned with a silver axe in his hand, and again demanded of the Workman "if it were his." On the Workman saying it was not, he dived into the pool for the third time, and brought up the axe that had been lost. On the Workman claiming it, and expressing his joy at its recovery, Mercury, pleased with his honesty, gave him the golden and the silver axes in addition to his own. The Workman, on his return to his house, related to his companions all that had happened. One of them at once resolved to try whether he could not also secure the same good fortune to himself. He ran to the river, and threw his axe on purpose into the pool at the same place, and sat down on the bank to weep. Mercury appeared to him just as he hoped he would; and having learned the cause of his grief, plunged into the stream, and brought up a golden axe, and inquired if he had lost it. The Workman seized it greedily, and declared that of a truth it was the very same axe that he had lost. Mercury, displeased at his knavery, not only took away the golden axe, but refused to recover for him the axe he had thrown into the pool.

Generating Industry-Leading Growth

UTILITY



bove all, act with integrity. That is one of Entergy's shared values. It guides our daily interactions with customers, regulators, employees, contractors and suppliers. We believe that honest, hard work is the best approach to conducting business; it creates strong relationships and lasting value. Through hard work, efficient operations and productive investments, the Utility will deliver attractive growth opportunities in the years ahead.

Safely Providing Affordable and Reliable Power

The utility operating companies realize that people depend on the power provided as essential to their daily lives. Each utility operating company is committed to delivering affordable, reliable and clean power to their customers. Over the past 12 years and again in 2010, customer service performance as measured by outage frequency, outage duration and regulatory outage complaints improved. In early 2010, the Utility began a new multi-million dollar integrated customer communication effort to further improve customer satisfaction. Early results have been promising with the utility operating companies improving or maintaining customer satisfaction as measured in a J.D. Power residential customer survey. Also over the past 12 years, the average residential base rate for the utility operating companies' customers reflected a compound annual growth rate of 0.4 percent, well below the inflation rate of 2.5 percent for the same period.

Utility employees strive to achieve industry-leading performance in generation, transmission and distribution operations. In 2010, the utility nuclear team delivered its highest capability factor ever of 94.1 percent. Employees from Arkansas Nuclear One earned Nuclear Project of the Year honors from *Power Engineering* magazine in an annual global competition. The Waterford 3 Steam Electric Station achieved its best ever annual net generation and broke its own record for continuous days of operation while Grand Gulf Nuclear Station completed a record run in early 2010 and River Bend Station achieved a record run in fall 2009.

Most importantly, affordable and reliable power was safely delivered in 2010. Multiple workgroups within the utility business achieved safety milestones. For example, Louisiana transmission and distribution operations employees worked four million man-hours without a lost-time accident. Entergy Texas employees in the Winnie area earned the "Star Among Star" safety award from OSHA for their national-average-beating safety performance.


Customer Service Metrics
1998 vs. 2010, % change
Outage Frequency
53%
Outage Duration
33%
Regulatory Outage Complaints
89%


Utility Capital Plan
1998-2013E, $ in billions
2.5
2.0
1.5
1.0
0.5
0
Hurricanes Gustav/Ike
Investment Opportunity
98
01
04
07
10
13E

Over the past 12 years and again in 2010, the utility operating companies improved their customer service performance and identified productive investment opportunities to enable continued delivery of reliable, affordable power.

Pursuing Effective Regulatory Constructs

The utility operating companies' approach to regulation is multi-dimensional and includes Formula Rate Plans, capacity and transmission riders, storm securitization and acquisition preapprovals. We believe that FRPs are efficient and effective regulatory constructs, enabling the utility operating companies to earn a return on equity sufficient to attract capital to support investment while providing timely resets if earnings fall above or below a specified band.

Four of Entergy's utility operating companies operate under FRPs – Entergy Gulf States Louisiana, Entergy Louisiana, Entergy Mississippi and Entergy New Orleans. In early 2010, Entergy Mississippi obtained a revised FRP that simplifies setting base rates, stabilizes customer bills and provides a return on capital opportunity similar to that of other Mississippi utilities. Entergy New Orleans completed its first FRP filing under its new structure, resulting in an $18 million electric rate decrease on an annualized basis. In Louisiana, both utility operating companies earned within their authorized ROE bandwidths for the 2009 test year, following one-time ROE midpoint resets for the 2008 test year.

In Arkansas and Texas, two jurisdictions that use periodic rate cases, significant progress was realized in 2010. In June, the Arkansas Public Service Commission approved a settlement and subsequent compliance tariffs that provide for a $63.7 million rate increase and authorized an ROE of 10.2 percent, up from 9.9 percent previously. This is the first base rate increase approved for Entergy Arkansas since 1985. In Texas, the Public Utility Commission of Texas unanimously approved a $68 million rate increase in December and authorized an ROE of 10.125 percent. In addition, the rate case set a baseline for future annual filings under a transmission rider. However, Entergy Texas intends to continue to work with Texas stakeholders to achieve rate recovery mechanisms that permit full recognition of its cost structure and investment and power needs to meet growing customer demand.

The utility operating companies have learned many practical lessons over the past 12 years in how to effectively manage storm risk. Event risk from hurricanes and other major storms was reduced after securing recovery of $2.4 billion in storm costs, primarily through the use of securitization, and establishing cash storm reserves of nearly $330 million as of Dec. 31, 2010. This track record, along with three state evergreen securitization laws in place, provides a recovery framework should it be needed in the future.

Going forward, the utility operating companies will work toward creating a constructive regulatory environment that benefits their customers and shareholders.

Investing in Strategic Resources

Through the portfolio transformation strategy, the Utility continues to pursue opportunities to procure the right generating technologies for its customers in the most efficient manner possible. It continues to invest to address current capacity shortfalls, meet long-term load growth and plan for deactivation of aging generation assets as appropriate.

Entergy's utility operating companies have procured approximately 4,000 megawatts of long-term capacity resources since 2005. The most recent acquisition of Acadia Energy Center Unit 2, a 580-megawatt, highly efficient, load-following natural gas-fired plant in southern Louisiana, is expected to close in early 2011. Pursuant to the Summer 2009 Request for Proposals for Long-Term Resources, the Utility is negotiating the purchase of additional power capacity and evaluating the self-build of a 550-megawatt combined-cycle, gas-turbine generation facility at our Ninemile Point Power Plant in Westwego, La.

The utility operating companies continue to invest in clean, efficient and safe nuclear power generation. Entergy Louisiana is currently undertaking the replacement of two steam generators and other equipment at Waterford 3 pursuant to a Louisiana Public Service Commission order that found the project to be in the public interest and, therefore, prudent. Recently, the equipment manufacturer informed Entergy Louisiana that the replacement generators would not be ready for installation as planned during the scheduled 2011 refueling outage. As a result, the refueling outage will be used for extensive inspections to validate Waterford 3 can continue to run safely for another full cycle. Development of a 178-megawatt uprate at Grand Gulf is also under way. Upon completion next year, Grand Gulf will be the single most powerful nuclear generating unit in the nation. Finally, in 2010, Entergy Louisiana, Entergy Gulf States Louisiana and Entergy Mississippi submitted filings seeking approval to preserve new nuclear development options.

The Utility also sees substantial opportunities in the power transmission business – opportunities to send the right price signals for the location of generation investment and to encourage investments that benefit the whole system. The utility operating companies are working with federal, state and local regulators in the evaluation of the appropriate structure for transmission operations going forward.

The Federal Energy Regulatory Commission extended the current independent coordinator of transmission arrangement on an interim basis by up to two years, providing time for analysis of longer-term structures. The utility operating companies are currently evaluating three options using third-party cost-benefit analyses by Charles River Associates. These three options include the Entergy system joining the Southwest Power Pool Regional Transmission Organization or the Midwest Independent System Operator, or implementing a modified ICT arrangement. State and local regulators of Entergy's utility operating companies are participating in an Entergy Regional State Committee to consider these matters. As part of the current ICT arrangement, the utility operating companies also agreed to give E-RSC authority, upon a unanimous vote, to add specific projects to the utility operating companies' construction plan and to seek changes to the cost-allocation methodologies.

In addition, Entergy Arkansas continues to evaluate options for its exit from the System Agreement in December 2013. Evaluation of various strategic options is under way, including cost-benefit analysis by Charles River Associates for Entergy Arkansas joining the SPP RTO and MISO on a standalone basis. Decisions regarding critical-path issues on Entergy Arkansas' post-System Agreement transition plan are expected in late 2011.

Forging a Path to Strong Net Income Growth

Looking ahead, the Utility expects load growth to return to the long-term trend of 1 to 1.5 percent annual increases. Industrial facility expansions are expected to drive higher growth in 2011. Combined with growth from productive investments and constructive regulatory outcomes, the utility business has the potential to generate 6 to 8 percent compound average annual net income growth in the 2010 to 2014 period (2009 base year). As the Utility strives for industry-leading growth, it will continue to pursue opportunities to improve customer service, while keeping its focus on the reliability and affordability of the power delivered to customers.

The Hero Is Brave — in Deeds — as Well as Words.



The Hunter and Woodman

A Hunter, not very bold, was searching for the tracks of a Lion. He asked a man felling oaks in the forest if he had seen any marks of his footsteps, or if he knew where his lair was. "I will," he said, "at once show you the Lion himself." The Hunter, turning very pale, and chattering with his teeth from fear, replied, "No, thank you. I did not ask that; it is his track only I am in search of, not the Lion himself."

Meeting the Challenges

ENTERGY WHOLESALE COMMODITIES



acking up words with actions is the only way to build long-term trust and confidence among customers, regulators, employees and shareholders. That is how we conduct business at Entergy. We invest time and resources to build strong relationships. We took several steps in our non-utility generation business last year to strengthen our operations – actions that match our stated commitment to effectively serve our many stakeholders.

In 2010, Entergy combined its non-utility generation into one organization called Entergy Wholesale Commodities or EWC. This business includes our six non-utility nuclear units at five sites in Massachusetts, Michigan, New York and Vermont, one nuclear plant in Nebraska managed under a service contract and approximately 1,000 megawatts of non-nuclear generation, including 80 megawatts of wind power. At the end of 2010, EWC successfully completed the sale of its 335-megawatt ownership position in the Harrison County, Texas, power plant, which generated an after-tax gain for Entergy and reduces expected losses going forward.

The EWC reorganization is designed to achieve increased commercial focus, greater integration and accountability for business unit risk and finance functions, and a heightened focus on state government and regulatory affairs in Entergy's competitive markets. The structure retains many strengths of the non-utility nuclear spin-off concept.

Within EWC, a new dedicated governmental and regulatory affairs group is working to strengthen relationships with state, community and regulatory stakeholders. EWC recognizes that working effectively with all stakeholders is vital to the long-term success of this business.

Pursuing Operational Excellence

The most important source of value creation in EWC is the basic operation of its nuclear and non-nuclear generation assets. EWC employees are dedicated to operational excellence and earned recognition for their commitment in 2010. The Palisades Power Plant team earned the "Best of Best" Award, the highest honor given at the Nuclear Energy Institute Top Industry Practice Awards and was also the maintenance category winner. Employees won for developing a new instrument called a gimbaled head for inspections of the reactor vessel, which vastly improves data collection during maintenance inspections.

Several nuclear plants set operational records in 2010 for continuous runs and outage performance. The fleet-wide capability factor for EWC nuclear assets was 91 percent in 2010, compared to 73 percent prior to Entergy ownership. Higher capability factors imply greater generation output and higher sustained value for the community and shareholders. Production costs for the nuclear fleet were $25 per MWh, a decrease of 17 percent compared to costs prior to Entergy ownership. EWC continues to try to stabilize nuclear production costs, which are subject to a number of upward pressures from fuel and labor costs, and regulations.

Vermont Yankee employees worked tirelessly in 2010 to identify and fix a detected tritium leak and remediate its effects. The leak was identified and stopped in early 2010. Subsequently, contaminated soil was removed and shipped out of the state of Vermont. Recent test results, however, were positive for very low levels of tritium at three monitoring wells outside the previously affected area. Detectable levels of tritium were not found at any time in drinking water samples at or near the plant and based on rigorous Nuclear Regulatory Commission and state standards, at these low levels there is no threat to public health or safety. The investigation into the test results is ongoing. Entergy remains committed to becoming an industry leader in tritium leak prevention, detection and mitigation; and efforts under this fleet-wide initiative are ongoing.

Preserving Vital Nuclear Assets

The operation of EWC nuclear assets is vital for the local and state economies they support. Securing license renewals at Pilgrim, Indian Point and Vermont Yankee is a top priority. At all three plants, the NRC will allow continued plant operation while its decision is pending since Entergy filed license renewal applications more than five years prior to the end of the current license period. The status of the license renewal process for each facility is as follows:

FOR PILGRIM, the NRC's Atomic Safety and Licensing Board Panel hearing on one remaining contention is scheduled for March 2011. The ASLB will also consider whether to accept two new late-filed contentions by Pilgrim Watch. Additionally, EWC is currently preparing supplements to the License Renewal Application requested by the NRC. Pilgrim's current operating license expires in June 2012.

FOR INDIAN POINT UNITS 2 AND 3, ASLB hearings are estimated to begin in early 2012. A key state issue regarding Indian Point's license renewal relates to the construction of cooling towers. EWC believes that wedgewire screens, the Best Technology Available alternative, are a much more cost-effective and practical solution than cooling towers. Cooling towers are likely not even permissible from an air quality standpoint given non-attainment status in the area. Hearings before Administrative Law Judges of the New York State Department of Environmental Conservation are scheduled to begin around mid-2011. Licenses for Indian Point Units 2 and 3 expire in September 2013 and December 2015, respectively.

FOR VERMONT YANKEE, in March 2011, the NRC said that they expect Vermont Yankee's renewed operating license for an additional 20 years will be issued soon. In addition to its federal NRC license, there is a two-step state-law licensing process for obtaining a Certificate of Public Good to operate Vermont Yankee and store spent nuclear fuel beyond March 21, 2012, when the current CPG expires. First, the Vermont legislature must vote affirmatively to permit the Vermont Public Service Board to consider Vermont Yankee's application for a renewed CPG for the continued operation of Vermont Yankee and for storage of spent fuel. Second, the Vermont Public Service Board must vote to renew the CPG. EWC expects to have more clarity by mid-2011 on the open issues. The operating license for Vermont Yankee expires in March 2012; a 20-year renewed license would expire in March 2032.

These safe, clean nuclear generation assets are an essential component of any realistic scenario to address the future energy requirements of their service areas.

Managing Power Price Risk for EWC Nuclear

EWC pursues forward-contracting opportunities with natural buyers and other participants who procure large blocks of power on a long-term basis. Each year, EWC layers in hedges as determined by its hedging strategy and sets the pace of hedging, product choice and surpassing of minimum limits based on its point of view. While unit contingent contracts remain the standard when they are economically available, uncertainty related to license renewals at Pilgrim, Indian Point and Vermont Yankee drove hedging actions in 2010 that included additional firm-liquidated damage contracts and corresponding options to mitigate firm settlement risk.

Northeast prices in the forward power market are highly correlated to natural gas price movements, and in 2010 natural gas prices continued to decline due to an abundance of shale gas production. While shale gas may continue to limit power prices, possible environmental restrictions on hydraulic fracturing could exert upward pressure on production costs. Some recent announcements by U.S. natural gas producers to shift focus to wet or oil-focused plays and expiring cash-generating hedges will help drive natural gas rig count reductions and an eventual return to a balanced market. EWC continues to monitor developments in natural gas markets as part of maintaining a well-informed point of view on forward power prices. Forward prices for 2011 through 2014 ended the year $9.25 to $12.50 per MWh below 2009 levels in the New York Independent System Operator and ISO-New England regions.

In light of a bearish point of view on power prices, EWC increased its sold-forward position on planned nuclear production in 2010. A greater percentage of planned generation equating to nearly 13 terawatt hours for the three-year forward period was under contract at year-end 2010 than at year-end 2009. EWC is currently one of the best-positioned non-utility generators in the country relative to near-term commodity prices.

Evaluating Growth Opportunities

At current forward prices with its existing asset portfolio and in-the-money hedges that will roll off in the coming few years, EWC is expected to deliver declining adjusted earnings before interest, taxes, depreciation and amortization for the period through 2014 compared to 2010. However, several growth opportunities and potential upsides exist for this business.

On an ongoing basis, EWC evaluates opportunities to acquire and develop other generation assets including nuclear, hydro, natural gas and other fossil assets. In addition, Entergy's experienced nuclear team is well positioned to offer construction management, operations, license renewal and decommissioning services to other nuclear operators. EWC continues to believe expanding nuclear services is a viable growth strategy.

EWC also offers a valuable long-term option from the potential positive effects of ongoing economic growth (driving increased load, market heat rates, capacity prices and natural gas prices), new environmental legislation and/or enforcement of additional environmental regulation. As the economic recovery gains traction, increased demand for power is expected to have a positive impact on power prices. In addition, environmental legislation and regulation represents a substantial upside for clean and affordable nuclear power. We are strong advocates for effective public policy to stabilize and then reduce emissions of greenhouse gases to mitigate the extreme and very real risks posed by climate change. We continue to believe global leaders will eventually recognize the risks and act. Regardless, EWC remains focused on the safe and secure operations of its vital generation assets.



2010 Nuclear Plant Operational Successes

- **Palisades** recorded its best refueling outage generation performance and second longest run in its 38-year history.
- **Indian Point Unit 2** recorded the highest generation for a cycle and **Indian Point Unit 3** set a new run record for Westinghouse 4 loop plants.
- **FitzPatrick** entered a refueling outage after its longest run ever of 702 days – the seventh longest run for a reactor of its type in U.S. history.
- **Pilgrim** completed a record run of 642 days in early 2011.
- **Vermont Yankee** recorded its second longest run ever of 532 days.
- **Cooper** was online in its longest run ever of 413 days as of year-end.




Nuclear Generation Sold-Forward Position 2009 vs. 2010
% of planned generation
88
96
74
87
31
40
One Year Out
Two Years Out
Three Years Out
2009
2010

EWC employees achieved impressive nuclear results in 2010. Due in part to the increased focus of the new EWC organization, 2010 hedging activities were aggressively stepped up.

Do Not Wait Until Danger — Is at Hand — to Make Preparations.



The Wild Boar and the Fox

A Wild Boar stood under a tree, and rubbed his tusks against the trunk. A Fox passing by, asked him why he thus sharpened his teeth when there was no danger threatening from either huntsman or hound. He replied, "I do it advisedly; for it would never do to have to sharpen my weapons just at the time I ought to be using them."

Advocating for Environmental Risk Management

OUR POINT OF VIEW ON CLIMATE CHANGE



Long-term changes to the climate pose a clear risk to the earth's long-term viability. The effects are already having an impact on certain plant and animal species, and the impacts will dramatically increase without global action to reduce greenhouse gas emissions. Waiting until danger is at hand will not only cost money and property, it could cost lives. Regardless of climate change, we in the U.S. Gulf Coast region face increased risks from natural hazards now. It's time to begin adapting.

For more than 10 years, Entergy has taken proactive steps to conserve environmental resources and stabilize our greenhouse gas emissions. In 2010, we completed our second voluntary commitment to stabilize CO_2 emissions from 2006 to 2010 at 20 percent below 2000 levels. Emissions for 2006 to 2010 were more than 3 percent below our cumulative goal for the five-year period. The utility operating companies also offer a variety of energy efficiency programs in an effort to reduce peak demand growth and help customers better manage their energy use and reduce their greenhouse gas footprint. Program offerings include education materials, weatherization kits, smart meters and a variety of other efficiency mechanisms.

In addition to taking action to minimize the impact of our operations on the environment, Entergy is a long-time active advocate for policy action to address climate change. We continue to fund studies on climate change and adaptation to identify the most effective solutions that policymakers can undertake now. We have spent countless hours meeting with local, state and national leaders, working with nongovernmental organizations and participating in conferences.

Presented below are the risks facing the Gulf Coast today and our point of view on climate change along with guiding principles for effective policymaking and thoughts on daily choices that individuals and businesses can make to address this critical issue. We continue to believe climate change represents the defining issue for our generation, one that has dramatic implications for our children.

Accepting Scientific Evidence

Along with the majority of scientific experts, we believe the evidence of human-induced climate change is unequivocal as detailed by multiple studies.

The U.S. Global Change Research Program, published in 2009, stated that climate changes are under way in the United States and are projected to grow. Widespread impacts are occurring now. For example, coastal areas are at increasing risk from sea-level rise and




Cumulative CO_2 Emissions
2006-2010, million tons
212.8
205.6*
2nd Voluntary
Stabilization
Goal
Actual

*Verification available at www.americancarbonregistry.org

We completed our second voluntary five-year commitment to stabilize our CO_2 emissions with actual emissions that were more than 3 percent below our cumulative emissions target of 20 percent below year 2000 levels.


Building A
Resilient Energy
Gulf Coast
America's
WETLAND
FOUNDATION

Entergy funded with the America's WETLAND Foundation a study that shows communities could face nearly $700 billion in economic losses over the next 20 years from growing environmental risks. It identifies cost-effective steps that can be taken now to build a more resilient Gulf Coast.

storm surge. Risks to human health and environmental resources will increase. Future effects depend on choices made today.

The U.S. National Academy of Sciences published a new report in 2010 confirming there is a strong body of evidence showing that climate change is occurring and caused largely by human activities, posing significant risks for a broad range of human and natural systems.

In 2010, Entergy and the America's WETLAND Foundation commissioned a study to quantify the economic impact on the U.S. Gulf Coast of growing environmental risks. Entitled "Building a Resilient Energy Gulf Coast," the study found that the Gulf Coast is vulnerable to growing environmental risks. Based on the study's estimates and applying the multiplier effect, over the next 20 years, the region could face cumulative economic damages of nearly $700 billion. The study also presented a roadmap to help local and state policymakers plan for this reality, which involves significant investment to build coastal resiliency and manage near- and long-term risks. Entergy and the America's WETLAND Foundation are sharing the study with communities throughout the Gulf Coast in 2011 and 2012 and will continue discussions with state and local leaders on adaptation. Entergy is also developing a plan based on the study that will:

- Determine what actions we can and should take to build greater resilience for our assets,
- Identify ways we can share ideas and approaches with other coastal utilities,
- Define how we can work with stakeholders to make our communities more resilient, and
- Develop strategies for seeking approval and resources from regulators to implement resilience initiatives.

Given the substantial environmental and economic exposure, we as business leaders believe that taking a risk management approach to the issue is imperative. That means taking action now to adapt to the risks and implementing effective public policies to help mitigate the risks.

Implementing Effective Policies

In 2007, Entergy developed principles that we believe should guide climate change policies. Our guiding principles are:

- The risk is real; we need to act now to stabilize CO_2 emissions and achieve up to 80 percent reductions by 2050,
- Use an economy-wide, market-based approach to find the most efficient solutions,
- Build in permanent low-income protection similar to the earned income tax credit or other rebates,
- Create a strong, sustainable price signal to stimulate investment in efficiency and new technology, and

- Formulate U.S. policy that is informed by global reality: address the reality of existing coal plants here and in the developing world, and include a "pledge and review" structure so we don't continue down this path indefinitely if the rest of the world does not follow.

It is unlikely that Congress will pass a U.S. cap-and-trade system. Instead, the U.S. Environmental Protection Agency is mandating action on CO_2 emissions using existing Clean Air Act authority in certain industries including electric utilities, which is inherently less efficient than an economy-wide, market-based approach. Some congressional leaders are advocating for renewable energy standards, which will increase the cost of electricity to consumers while doing little to reduce CO_2 emissions.

We believe the best available option at this time may be to implement a modified clean energy standard that includes nuclear, clean coal, efficient natural gas, as well as renewable generating capacity. A number of proposals currently under discussion by Congress and the Obama administration would require utilities to generate a targeted share of electricity by renewables such as solar and wind, nuclear energy and coal technologies that capture and sequester greenhouse gases. Modifying these proposals to include the substitution of high-efficiency natural gas for coal would create a flexible, low-cost and practical solution. It would use the natural gas infrastructure we have today, which is operating below capacity due to low marginal-cost coal-fired resources, provide an incentive for reduced coal generation and allow time for solutions to be developed for our existing U.S. coal-fired fleet.

To that end, policymakers should consider funding research and development of coal retrofit technologies. Retrofit technologies not only target the largest single source of global greenhouse gas emissions, coal-fired power plants, they also represent a promising new industry that holds potential for jobs and technology exports.

Making the Right Choices

Even as national leaders develop policies, there are choices made every day by state and local leaders, regulators, business leaders and consumers that have a real impact on CO_2 emissions. For example, a clear focus on energy efficiency in automobiles, buildings and appliances could significantly stabilize greenhouse gas emissions. While public policymakers can regulate energy efficiency, manufacturers and consumers can also promote greater energy efficiency through their operating and buying decisions.

At Entergy, we have pursued initiatives to reduce greenhouse gas emissions from our operations since 2001, the year we established our first five-year voluntary emission stabilization commitment. Since then, we have reduced our CO_2 emissions by 69 million tons by implementing a variety of measures including equipment upgrades, sustainable forestry initiatives and innovative emission reduction offset purchases.

In 2010, we also initiated a study to evaluate retrofitting Roy S. Nelson Unit 6, a 585-megawatt coal-fired plant, with carbon capture sequestration technology. Our partner in the project, Tenaska New Technologies LLC, received a $795,000 grant from the Global Carbon Capture Sequestration Institute to finance a study of suitable CCS technologies. The Global CCS Institute is also considering a second grant of approximately $8 million to Tenaska for front-end engineering and design work on the project. Energy experts at the Massachusetts Institute of Technology have said there is no "credible pathway" to fighting climate change without retrofitting existing coal-fired plants with CCS technology.

We encourage everyone to take steps to reduce CO_2 emissions. Our Make an Impact website at findyourCO2.com, which is a joint initiative by Entergy and the Pew Center on Global Climate Change, provides individuals with an estimate of their carbon footprint along with suggestions on steps to take to save money and reduce emissions.

No one wants to believe the dire consequences of climate change will become our reality but it is a clear possibility. Taking action now at all levels to mitigate environmental risks is the only sensible approach.

Memorable Lessons Practical Truths

Looking Ahead

Entergy has a disciplined, dynamic point-of-view-driven business model, skilled and experienced employees and leaders who are committed to operate with concern for customers, employees, the environment, communities and shareholders. We have a track record of success in managing our portfolio of assets to the benefit of all our stakeholders.

We believe these capabilities, strengths and experiences will enable us to deliver value to all our stakeholders in the year ahead. Our overarching financial aspiration is to deliver top-quartile total shareholder return. Specifically, our long-term outlook updated in October 2010 identifies opportunities to:

- Deliver 6 to 8 percent compound average annual net income growth from 2010 to 2014 (2009 base year) at the utility business,
- Position Entergy Wholesale Commodities to provide near-term certainty in a bearish market environment, while preserving the option to capture upside over the long term from the positive effects of ongoing economic recovery and new environmental regulations.
- Accumulate cash in order to have the ability to invest through a balanced capital/return program, including the potential for as much as $4 billion to $5 billion of capital return through dividends and share repurchases for 2010 through 2014, absent attractive investment opportunities, and
- Maintain strong liquidity and solid credit metrics that support ready access to capital on reasonable terms.

Going forward, we will put the practical lessons we have learned over the past 12 years to work. We also will continue to learn from experience, uncovering new lessons and practical truths that can serve us well in the future.


Received SEC
MAR 28 2011
Washington, DC 20549

FINANCIAL REVIEW

Forward-Looking Information

In this report and from time to time, Entergy Corporation makes statements as a registrant concerning its expectations, beliefs, plans, objectives, goals, strategies, and future events or performance. Such statements are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "may," "will," "could," "project," "believe," "anticipate," "intend," "expect," "estimate," "continue," "potential," "plan," "predict," "forecast," and other similar words or expressions are intended to identify forward-looking statements but are not the only means to identify these statements. Although Entergy believes that these forward-looking statements and the underlying assumptions are reasonable, it cannot provide assurance that they will prove correct. Any forward-looking statement is based on information current as of the date of this report and speaks only as of the date on which such statement is made. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including those factors discussed or incorporated by reference in (a) Item 1A. Risk Factors, (b) Management's Financial Discussion and Analysis, and (c) the following factors (in addition to others described elsewhere in this report and in subsequent securities filings):

- resolution of pending and future rate cases and negotiations, including various performance-based rate discussions, and other regulatory proceedings, including those related to Entergy's System Agreement or any successor agreement or arrangement, Entergy's utility supply plan, recovery of storm costs, and recovery of fuel and purchased power costs
- changes in utility regulation, including the beginning or end of retail and wholesale competition, the ability to recover net utility assets and other potential stranded costs, the operations of the independent coordinator of transmission for Entergy's utility service territory and transition to a successor or alternative arrangement, including possible participation in a regional transmission organization, and the application of more stringent transmission reliability requirements or market power criteria by the FERC
- changes in regulation of nuclear generating facilities and nuclear materials and fuel, including possible shutdown of nuclear generating facilities, particularly those owned or operated by the Entergy Wholesale Commodities business, and the effects of new or existing safety concerns regarding nuclear power plants and nuclear fuel
- resolution of pending or future applications for license renewals or modifications of nuclear generating facilities
- the performance of and deliverability of power from Entergy's generation resources, including the capacity factors at its nuclear generating facilities
- Entergy's ability to develop and execute on a point of view regarding future prices of electricity, natural gas, and other energy-related commodities
- prices for power generated by Entergy's merchant generating facilities, the ability to hedge, sell power forward or otherwise reduce the market price risk associated with those facilities, including the Entergy Wholesale Commodities nuclear plants
- the prices and availability of fuel and power Entergy must purchase for its Utility customers, and Entergy's ability to meet credit support requirements for fuel and power supply contracts
- volatility and changes in markets for electricity, natural gas, uranium, and other energy-related commodities
- changes in law resulting from federal or state energy legislation or legislation subjecting energy derivatives used in hedging and risk management transactions to governmental regulation
- changes in environmental, tax, and other laws, including requirements for reduced emissions of sulfur, nitrogen, carbon, mercury, and other substances, and changes in costs of compliance with environmental and other laws and regulations
- uncertainty regarding the establishment of interim or permanent sites for spent nuclear fuel and nuclear waste storage and disposal
- variations in weather and the occurrence of hurricanes and other storms and disasters, including uncertainties associated with efforts to remediate the effects of hurricanes and ice storms and the recovery of costs associated with restoration, including accessing funded storm reserves, federal and local cost recovery mechanisms, securitization, and insurance
- effects of climate change
- Entergy's ability to manage its capital projects and operation and maintenance costs
- Entergy's ability to purchase and sell assets at attractive prices and on other attractive terms
- the economic climate, and particularly economic conditions in Entergy's Utility service territory and the Northeast United States and events that could influence economic conditions in those areas
- the effects of Entergy's strategies to reduce tax payments
- changes in the financial markets, particularly those affecting the availability of capital and Entergy's ability to refinance existing debt, execute share repurchase programs, and fund investments and acquisitions
- actions of rating agencies, including changes in the ratings of debt and preferred stock, changes in general corporate ratings, and changes in the rating agencies' ratings criteria
- changes in inflation and interest rates
- the effect of litigation and government investigations or proceedings
- advances in technology
- the potential effects of threatened or actual terrorism and war or a catastrophic event such as a nuclear accident or a natural gas pipeline explosion
- Entergy's ability to attract and retain talented management and directors
- changes in accounting standards and corporate governance
- declines in the market prices of marketable securities and resulting funding requirements for Entergy's defined benefit pension and other postretirement benefit plans
- changes in decommissioning trust fund values or earnings or in the timing of or cost to decommission nuclear plant sites
- factors that could lead to impairment of long-lived assets
- the ability to successfully complete merger, acquisition, or divestiture plans, regulatory or other limitations imposed as a result of merger, acquisition, or divestiture, and the success of the business following a merger, acquisition, or divestiture.

GAAP TO NON-GAAP RECONCILIATION

Earnings Per Share	2010	2009
As-Reported	$ 6.66	$ 6.30
Less Special Items	$(0.44)	$(0.37)
Operational	$ 7.10	$ 6.67

Five-Year Summary of Selected Financial and Operating Data

	2010	2009	2008	2007	2006
SELECTED FINANCIAL DATA:					
(in thousands, except percentages and per share amounts)					
Operating revenues	$11,487,577	$10,745,650	$13,093,756	$11,484,398	$10,932,158
Income from continuing operations	$ 1,270,305	$ 1,251,050	$ 1,240,535	$ 1,159,954	$ 1,133,098
Earnings per share from continuing operations:					
Basic	$ 6.72	$ 6.39	$ 6.39	$ 5.77	$ 5.46
Diluted	$ 6.66	$ 6.30	$ 6.20	$ 5.60	$ 5.36
Dividends declared per share	$ 3.24	$ 3.00	$ 3.00	$ 2.58	$ 2.16
Return on common equity	14.61%	14.85%	15.42%	14.13%	14.21%
Book value per share, year-end	$ 47.53	$ 45.54	$ 42.07	$ 40.71	$ 40.45
Total assets	$38,685,276	$37,561,953	$36,616,818	$33,643,002	$31,082,731
Long-term obligations[(a)]	$11,575,973	$11,277,314	$11,734,411	$10,165,735	$ 9,194,206
UTILITY ELECTRIC OPERATING REVENUES:					
(in millions)					
Residential	$ 3,375	$ 2,999	$ 3,610	$ 3,228	$ 3,193
Commercial	2,317	2,184	2,735	2,413	2,318
Industrial	2,207	1,997	2,933	2,545	2,630
Governmental	212	204	248	221	155
Total retail	8,111	7,384	9,526	8,407	8,296
Sales for resale[(b)]	389	206	325	393	612
Other	241	290	222	246	155
Total	$ 8,741	$ 7,880	$ 10,073	$ 9,046	$ 9,063
UTILITY BILLED ELECTRIC ENERGY SALES:					
(GWh)					
Residential	37,465	33,626	33,047	33,281	31,665
Commercial	28,831	27,476	27,340	27,408	25,079
Industrial	38,751	35,638	37,843	38,985	38,339
Governmental	2,463	2,408	2,379	2,339	1,580
Total retail	107,510	99,148	100,609	102,013	96,663
Sales for resale[(b)]	4,372	4,862	5,401	6,145	10,803
Total	111,882	104,010	106,010	108,158	107,466
COMPETITIVE BUSINESSES:					
Operating revenues (in millions)	$ 2,549	$ 2,693	$ 2,779	$ 2,232	$ 1,785
Billed electric energy sales (GWh)	42,682	43,969	44,747	40,916	38,289

(a) Includes long-term debt (excluding currently maturing debt), noncurrent capital lease obligations, subsidiary preferred stock without sinking fund that is not presented as equity on the balance sheet, and in 2006 preferred stock with sinking fund.

(b) Includes sales to Entergy New Orleans in 2006, which was deconsolidated while its bankruptcy reorganization proceeding was pending.

Comparison of Five-Year Cumulative Return[(a)]

The following graph compares the performance of the common stock of Entergy Corporation to the S&P 500 Index and the Philadelphia Utility Index (each of which includes Entergy Corporation) for the last five years ended December 31.


$250
$200
$150
$100
$50
$0
2005
2006
2007
2008
2009
2010
Entergy Corporation
S&P 500 Index
Philadelphia Utility Index

	2005	2006	2007	2008	2009	2010
Entergy Corporation	$100	$138.40	$183.44	$131.52	$134.71	$121.60
S&P 500 Index	$100	$115.79	$122.16	$ 76.96	$ 73.90	$111.99
Philadelphia Utility Index	$100	$120.03	$142.81	$103.91	$114.35	$120.86

(a) Assumes $100 invested at the closing price on December 31, 2005 in Entergy Corporation common stock, the S&P 500 Index, and the Philadelphia Utility Index, and reinvestment of all dividends.

Management's Financial Discussion and Analysis

Entergy operates primarily through two business segments: Utility and Entergy Wholesale Commodities:

- The **UTILITY** business segment includes the generation, transmission, distribution, and sale of electric power in service territories in four states that include portions of Arkansas, Mississippi, Texas, and Louisiana, including the City of New Orleans; and operates a small natural gas distribution business.
- The **ENTERGY WHOLESALE COMMODITIES** business segment includes the ownership and operation of six nuclear power plants located in the northern United States and the sale of the electric power produced by those plants to wholesale customers. This business also provides services to other nuclear power plant owners. Entergy Wholesale Commodities also owns interests in non-nuclear power plants that sell the electric power produced by those plants to wholesale customers while it focuses on improving operating and financial performance of these plants, consistent with Entergy's market-based point-of-view.

In the fourth quarter 2010, Entergy finished integrating its former Non-Utility Nuclear business segment and its non-nuclear wholesale asset business into the new Entergy Wholesale Commodities business in an internal reorganization. The prior period financial information in this report has been restated to reflect the change in reportable segments.

Following are the percentages of Entergy's consolidated revenues and net income generated by its operating segments and the percentage of total assets held by them:

	% of Revenue		
Segment	**2010**	**2009**	**2008**
Utility	78	75	79
Entergy Wholesale Commodities	22	25	21
Parent and Other	–	–	–

	% of Net Income		
Segment	**2010**	**2009**	**2008**
Utility	65	57	49
Entergy Wholesale Commodities	39	51	64
Parent and Other	(4)	(8)	(13)

	% of Total Assets		
Segment	**2010**	**2009**	**2008**
Utility	80	80	79
Entergy Wholesale Commodities	26	30	25
Parent and Other	(6)	(10)	(4)

Results of Operations

2010 Compared to 2009

Following are income statement variances for Utility, Entergy Wholesale Commodities, Parent & Other, and Entergy comparing 2010 to 2009 showing how much the line item increased or (decreased) in comparison to the prior period (in thousands):

	Utility	Entergy Wholesale Commodities	Parent and Other	Entergy
2009 Consolidated Net Income (Loss)	**$708,905**	**$641,094**	**$(98,949)**	**$1,251,050**
Net revenue (operating revenue less fuel expense, purchased power, and other regulatory charges/credits)	357,211	(163,518)	8,622	202,315
Other operation and maintenance expenses	112,384	124,758	(18,550)	218,592
Taxes other than income taxes	28,872	2,717	(1,149)	30,440
Depreciation and amortization	(24,112)	11,413	(182)	(12,881)
Gain on sale of business	–	44,173	–	44,173
Other income	(14,915)	66,222	(25,681)	25,626
Interest charges	31,035	(6,461)	(19,851)	4,723
Other	7,758	19,728	–	27,486
Income taxes	65,545	(53,606)	(27,440)	(15,501)
2010 Consolidated Net Income (Loss)	**$829,719**	**$489,422**	**$(48,836)**	**$1,270,305**

Refer to "Selected Financial Data - Five-Year Comparison Of Entergy Corporation And Subsidiaries" which accompanies Entergy Corporation's financial statements in this report for further information with respect to operating statistics.

In November 2007 the Board approved a plan to pursue a separation of Entergy's non-utility nuclear business from Entergy through a spin-off of the business to Entergy shareholders. In April 2010, Entergy announced that it planned to unwind the business infrastructure associated with the proposed spin-off transaction. As a result of the plan to unwind the business infrastructure, Entergy recorded expenses for the write-off of certain capitalized costs incurred in connection with the planned spin-off transaction. These costs are discussed in more detail below throughout this section.

NET REVENUE

Utility

Following is an analysis of the change in net revenue, comparing 2010 to 2009 (in millions):

2009 Net Revenue	**$4,694**
Volume/weather	231
Retail electric price	137
Provision for regulatory proceedings	26
Rough production cost equalization	19
ANO decommissioning trust	(24)
Fuel recovery	(44)
Other	12
2010 Net Revenue	**$5,051**

The volume/weather variance is primarily due to an increase of 8,362 GWh, or 8%, in billed electricity usage in all retail sectors, including the effect on the residential sector of colder weather in the first quarter 2010 compared to 2009 and warmer weather

Management's Financial Discussion and Analysis continued

in the second and third quarters 2010 compared to 2009. The industrial sector reflected strong sales growth on continuing signs of economic recovery. The improvement in this sector was primarily driven by inventory restocking and strong exports with the chemicals, refining, and miscellaneous manufacturing sectors leading the improvement.

The retail electric price variance is primarily due to:

- increases in the formula rate plan riders at Entergy Gulf States Louisiana effective November 2009, January 2010, and September 2010, at Entergy Louisiana effective November 2009, and at Entergy Mississippi effective July 2009;
- a base rate increase at Entergy Arkansas effective July 2010;
- rate actions at Entergy Texas, including a base rate increase effective in May and August 2010;
- a formula rate plan provision of $16.6 million recorded in the third quarter 2009 for refunds that were made to customers in accordance with settlements approved by the LPSC; and
- the recovery in 2009 by Entergy Arkansas of 2008 extraordinary storm costs, as approved by the APSC, which ceased in January 2010. The recovery of storm costs is offset in other operation and maintenance expenses.

See Note 2 to the financial statements for further discussion of the proceedings referred to above.

The provision for regulatory proceedings variance is primarily due to provisions recorded in 2009 at Entergy Arkansas. See Note 2 to the financial statements for a discussion of regulatory proceedings affecting Entergy Arkansas.

The rough production cost equalization variance is due to an additional $18.6 million allocation recorded in the second quarter of 2009 or 2007 rough production cost equalization receipts ordered by the PUCT to Texas retail customers over what was originally allocated to Entergy Texas prior to the jurisdictional separation of Entergy Gulf States, Inc. into Entergy Gulf States Louisiana and Entergy Texas, effective December 2007, as discussed in Note 2 to the financial statements.

The ANO decommissioning trust variance is primarily related to the deferral of investment gains from the ANO 1 and 2 decommissioning trust. The gains resulted in an increase in interest and investment income and a corresponding increase in regulatory charges with no effect on net income in accordance with regulatory treatment.

The fuel recovery variance resulted primarily from an adjustment to deferred fuel costs in the fourth quarter 2009 relating to unrecovered nuclear fuel costs incurred since January 2008 that will now be recovered after a revision to the fuel adjustment clause methodology.

Entergy Wholesale Commodities

Following is an analysis of the change in net revenue comparing 2010 to 2009 (in millions):

2009 Net Revenue	**$2,364**
Nuclear realized price changes	(96)
Nuclear volume	(60)
Other	(8)
2010 Net Revenue	**$2,200**

As shown in the table above, net revenue for Entergy Wholesale Commodities decreased by $164 million, or 7%, in 2010 compared to 2009 primarily due to results from its nuclear operations. The net revenue decrease was primarily due to lower pricing in its contracts to sell nuclear power and lower nuclear volume resulting from more planned and unplanned outage days in 2010. Included in net revenue is $46 million and $53 million of amortization of the Palisades purchased power agreement in 2010 and 2009, respectively, which is non-cash revenue and is discussed in Note 15 to the financial statements. Following are key performance measures for Entergy Wholesale Commodities' nuclear plants for 2010 and 2009:

	2010	2009
Net MW in operation at December 31	4,998	4,998
Average realized revenue per MWh	$59.16	$61.07
GWh billed	39,655	40,981
Capacity factor	90%	93%
Refueling outage days:		
FitzPatrick	35	–
Indian Point 2	33	–
Indian Point 3	–	36
Palisades	26	41
Pilgrim	–	31
Vermont Yankee	29	–

Overall, including its non-nuclear plants, Entergy Wholesale Commodities billed 42,682 GWh in 2010 and 43,969 GWh in 2009, with average realized revenue per MWh of $59.04 in 2010 and $60.46 in 2009.

Entergy Wholesale Commodities estimates that it will have a total of approximately 90 nuclear refueling outage days resulting from three planned outages in 2011.

Realized Price per MWh for Entergy Wholesale Commodities Nuclear Plants

When Entergy acquired the six nuclear power plants included in the Entergy Wholesale Commodities segment the buyers also entered into purchased power agreements with each of the sellers. For four of the plants, the 688 MW Pilgrim, 838 MW FitzPatrick, 1,028 MW Indian Point 2, and 1,041 MW Indian Point 3 plants, the original purchased power agreements with the sellers expired in 2004. The purchased power agreement with the seller of the 605 MW Vermont Yankee plant extends into 2012, and the purchased power agreement with the seller of the 798 MW Palisades plant extends into 2022. The majority of the existing contracts for sales of power from the other four plants expire by the end of 2012. The recent economic downturn and negative trends in the energy commodity markets have resulted in lower natural gas prices and therefore lower market prices for electricity in the New York and New England power regions. Entergy Wholesale Commodities' nuclear business experienced a decrease in realized price per MWh to $59.16 in 2010 from $61.07 in 2009, and is almost certain to experience a decrease again in 2011 because, as shown in the contracted sale of energy table in "Market and Credit Risk Sensitive Instruments," Entergy Wholesale Commodities has sold forward 96% of its planned nuclear energy output for 2011 for an average contracted energy price of $53 per MWh. In addition, Entergy Wholesale Commodities has sold forward 87% of its planned energy output for 2012 for an average contracted energy price of $49 per MWh.

OTHER INCOME STATEMENT ITEMS

Utility

Other operation and maintenance expenses increased from $1,837 million for 2009 to $1,949 million for the 2010 primarily due to:

- an increase of $70 million in compensation and benefits costs, resulting from decreasing discount rates, the amortization of benefit trust asset losses, and an increase in the accrual for incentive-based compensation. See "Critical Accounting Estimates - Qualified Pension and Other Postretirement Benefits" below and also Note 11 to the financial statements for further discussion of benefits costs;
- an increase of $25 million in fossil expenses resulting from higher outage costs in 2010 primarily because the scope of the outages was greater than in 2009;
- an increase of $17 million in transmission and distribution expenses resulting from increased vegetation contract work;
- an increase of $13 million in nuclear expenses primarily due to higher nuclear labor and contract costs;
- an increase of $12.5 million due to the capitalization in 2009 of Ouachita Plant service charges previously expensed; and
- an increase of $11 million due to the amortization of Entergy Texas rate case expenses. See Note 2 to the financial statements herein for further discussion of the Entergy Texas rate case settlement.

The increase was partially offset by:

- a decrease of $19.4 million due to 2008 storm costs at Entergy Arkansas which were deferred per an APSC order and were recovered through revenues in 2009;
- a decrease of $16 million due to higher write-offs of uncollectible customer accounts in 2009; and
- charges of $14 million in 2009 due to the Hurricane Ike and Hurricane Gustav storm cost recovery settlement agreement, as discussed further in Note 2 to the financial statements.

Other income decreased primarily due to:

- a decrease of $50 million in carrying charges on storm restoration costs because of the completion of financing or securitization of the costs, as discussed further in Note 2 to the financial statements; and
- a gain of $16 million recorded in 2009 on the sale of undeveloped real estate by Entergy Louisiana Properties, LLC.

The decrease was partially offset by:

- an increase of $24 million due to investment gains from the ANO 1 and 2 decommissioning trust, as discussed above;
- an increase of $14 million resulting from higher earnings on decommissioning trust funds; and
- an increase of distributions of $13 million earned by Entergy Louisiana and $7 million earned by Entergy Gulf States Louisiana on investments in preferred membership interests of Entergy Holdings Company. The distributions on preferred membership interests are eliminated in consolidation and have no effect on net income because the investment is in another Entergy subsidiary. See Note 2 to the financial statements for discussion of these investments in preferred membership interests.

Interest charges increased primarily due to an increase in long-term debt outstanding resulting from net debt issuances by certain of the Utility operating companies in the second half of 2009 and in 2010. See Notes 4 and 5 to the financial statements for details of long-term debt outstanding.

Depreciation and amortization expenses decreased primarily due to a decrease in depreciation rates at Entergy Arkansas as a result of the rate case settlement agreement approved by the APSC in June 2010.

Entergy Wholesale Commodities

Other operation and maintenance expenses increased from $922 million for 2009 to $1,047 million for 2010 primarily due to:

- the write-off of $64 million of capital costs, primarily for software that will not be utilized, and $16 million of additional costs incurred in connection with Entergy's decision to unwind the infrastructure created for the planned spin-off of its non-utility nuclear business;
- an increase of $36 million in compensation and benefits costs, resulting from decreasing discount rates, the amortization of benefit trust asset losses, and an increase in the accrual for incentive-based compensation. See "Critical Accounting Estimates - Qualified Pension and Other Postretirement Benefits" below and also Note 11 to the financial statements for further discussion of benefits costs;
- spending of $15 million related to tritium remediation work at the Vermont Yankee site; and
- the write-off of $10 million of capitalized engineering costs associated with a potential uprate project that will not be pursued.

The gain on sale resulted from the sale of Entergy's ownership interest in the Harrison County Power Project 550 MW combined-cycle plant to two Texas electric cooperatives that owned a minority share of the plant. Entergy sold its 61 percent share of the plant for $219 million and realized a pre-tax gain of $44.2 million on the sale.

Other income increased primarily due to $86 million in charges in 2009 resulting from the recognition of impairments that are not considered temporary of certain equity securities held in Entergy Wholesale Commodities' decommissioning trust funds, partially offset by a decrease of $28 million in realized earnings on the decommissioning trust funds.

Interest charges decreased primarily due to a decrease in fees paid to Entergy Corporation for providing collateral in the form of guarantees in connection with some of the Entergy Wholesale Commodities agreements to sell power. The guarantee fees paid are intercompany transactions and are eliminated in consolidation. The decrease was substantially offset by the write-off of $39 million of debt financing costs, primarily incurred for a $1.2 billion credit facility that will not be used, in connection with Entergy's decision to unwind the infrastructure created for the planned spin-off of its non-utility nuclear business.

Management's Financial Discussion and Analysis continued

Parent & Other

Other income decreased primarily due to increases in the distributions paid of $13 million to Entergy Louisiana and $7 million to Entergy Gulf States Louisiana on investments in preferred membership interests of Entergy Holdings Company, as discussed above.

Interest charges decreased primarily due to lower borrowings, including the redemption of $267 million of notes payable in December 2009, as well as lower interest rates on borrowings under Entergy Corporation's revolving credit facility.

INCOME TAXES

The effective income tax rate for 2010 was 32.7%. The difference in the effective income tax rate versus the statutory rate of 35% in 2010 was primarily due to:

- a favorable Tax Court decision holding that the U.K. Windfall Tax can be used as a credit for purposes of computing the U.S. foreign tax credit, which allowed Entergy to reverse a provision for uncertain tax positions of $43 million, included in Parent and Other, on the issue. See Note 3 to the financial statements for further discussion of this tax litigation;
- a $19 million tax benefit recorded in connection with Entergy's decision to unwind the infrastructure created for the planned spin-off of its non-utility nuclear business; and
- the recognition of a $14 million Louisiana state income tax benefit related to storm cost financing.

Partially offsetting the decreased effective income tax rate was a charge of $16 million resulting from a change in tax law associated with the recently enacted federal healthcare legislation, as discussed below in "Critical Accounting Estimates" and state income taxes and certain book and tax differences for Utility plant items.

The effective income tax rate for 2009 was 33.6%. The reduction in the effective income tax rate versus the federal statutory rate of 35% in 2009 is primarily due to:

- recognition of a capital loss of $73.1 million resulting from the sale of preferred stock of a Entergy Wholesale Commodities subsidiary to a third party;
- reduction of a valuation allowance of $24.3 million on state loss carryovers;
- reduction of a valuation allowance of $16.2 million on a federal capital loss carryover;
- reduction of the provision for uncertain tax positions of $15.2 million resulting from settlements and agreements with taxing authorities;
- adjustment to state income taxes of $13.8 million for Entergy Wholesale Commodities to reflect the effect of a change in the methodology of computing Massachusetts state income taxes as required by that state's taxing authority; and
- additional deferred tax benefit of approximately $8 million associated with writedowns on nuclear decommissioning qualified trust securities.

These reductions were partially offset by increases related to book and tax differences for utility plant items and state income taxes at the Utility operating companies.

See Note 3 to the financial statements for a reconciliation of the federal statutory rate of 35.0% to the effective income tax rates, and for additional discussion regarding income taxes.

2009 Compared to 2008

Following are income statement variances for Utility, Entergy Wholesale Commodities, Parent & Other, and Entergy comparing 2009 to 2008 showing how much the line item increased or (decreased) in comparison to the prior period (in thousands):

	Utility	Entergy Wholesale Commodities	Parent and Other	Entergy
2008 Consolidated Net Income (Loss)	**$605,144**	**$798,227**	**$(162,836)**	**$1,240,535**
Net revenue (operating revenue less fuel expense, purchased power, and other regulatory charges/credits)	105,167	(6,968)	(765)	97,434
Other operation and maintenance expenses	(30,423)	86,131	(47,660)	8,048
Taxes other than income taxes	(2,173)	8,840	240	6,907
Depreciation and amortization	37,409	14,917	(411)	51,915
Other income	74,456	(17,598)	(56,437)	421
Interest charges	36,990	(22,479)	(52,988)	(38,477)
Other	16,658	12,546	1	29,205
Income taxes	17,401	32,612	(20,271)	29,742
2009 Consolidated Net Income (Loss)	**$708,905**	**$641,094**	**$ (98,949)**	**$1,251,050**

Refer to "Selected Financial Data - Five-Year Comparison Of Entergy Corporation And Subsidiaries" which accompanies Entergy Corporation's financial statements in this report for further information with respect to operating statistics.

NET REVENUE

Utility

Following is an analysis of the change in net revenue comparing 2009 to 2008 (in millions):

2008 Net Revenue	**$4,589**
Volume/weather	57
Retail electric price	33
Fuel recovery	31
Provision for regulatory proceedings	(26)
Other	10
2009 Net Revenue	**$4,694**

The volume/weather variance is primarily due to increased electricity usage primarily during the unbilled sales period in addition to the negative effect of Hurricane Gustav and Hurricane Ike in 2008. Electricity usage by industrial customers decreased, however, by 6%. The overall decline of the economy led to lower usage affecting both the large customer industrial segment as well as small and mid-sized industrial customers, who are also being affected by overseas competition. The effect of the industrial sales volume decrease is mitigated, however, by the fixed charge basis of many industrial customers' rates, which causes average price per KWh sold to increase as the fixed charges are spread over lower volume.

The retail electric price increase is primarily due to:

- rate increases that were implemented at Entergy Texas in January 2009;
- an increase in the formula rate plan rider at Entergy Gulf States Louisiana and Entergy Louisiana effective September 2008 and November 2009;
- the recovery of 2008 extraordinary storm costs at Entergy Arkansas as approved by the APSC, effective January 2009.

The recovery of 2008 extraordinary storm costs is discussed in Note 2 to the financial statements;
- an increase in the capacity acquisition rider related to the Ouachita plant acquisition at Entergy Arkansas. The net income effect of the Ouachita plant cost recovery is limited to a portion representing an allowed return on equity with the remainder offset by Ouachita plant costs in other operation and maintenance expenses, depreciation expenses and taxes other than income taxes;
- an increase in the formula rate plan rider at Entergy Mississippi in July 2009;
- an Energy Efficiency rider at Entergy Texas, which was effective December 31, 2008, that is substantially offset in other operation and maintenance expenses; and
- an increase in the Attala power plant costs recovered through the power management rider by Entergy Mississippi. The net income effect of this recovery is limited to a portion representing an allowed return on equity with the remainder offset by Attala power plant costs in other operation and maintenance expenses, depreciation expenses, and taxes other than income taxes.

The retail electric price increase was partially offset by:
- a credit passed on to Louisiana retail customers as a result of the Act 55 storm cost financings that began in the third quarter of 2008;
- a formula rate plan refund of $16.6 million to customers in November 2009 in accordance with a settlement approved by the LPSC. See Note 2 to the financial statements for further discussion of the settlement; and
- a net decrease in the formula rate plans effective August 2008 at Entergy Louisiana and Entergy Gulf States Louisiana to remove interim storm cost recovery upon the Act 55 financing of storm costs as well as the storm damage accrual. A portion of the decrease is offset in other operation and maintenance expenses. See Note 2 to the financial statements for further discussion of the formula rate plans.

The fuel recovery variance resulted primarily from an adjustment to deferred fuel costs in the fourth quarter 2009 relating to unrecovered nuclear fuel costs incurred since January 2008 that will now be recovered after a revision to the fuel adjustment clause methodology.

The provision for regulatory proceedings variance is primarily due to provisions recorded in 2009 at Entergy Arkansas. See Note 2 to the financial statements for a discussion of regulatory proceedings affecting Entergy Arkansas.

Entergy Wholesale Commodities

Following is an analysis of the change in net revenue comparing 2009 to 2008 (in millions):

2008 Net Revenue	**$2,371**
Nuclear volume	(53)
Palisades purchased power amortization	(23)
Nuclear realized price changes	67
Other	2
2009 Net Revenue	**$2,364**

As shown in the table above, net revenue for Entergy Wholesale Commodities decreased slightly by $7 million, or 0.3%, in 2009 compared to 2008 primarily due to results from its nuclear operations. Higher pricing in its contracts to sell nuclear power was partially offset by lower nuclear volume resulting from more refueling outage days in 2009 compared to 2008. Included in net revenue is $53 million and $76 million of amortization of the Palisades purchased power agreement in 2009 and 2008, respectively, which is non-cash revenue and is discussed in Note 15 to the financial statements. Following are key performance measures for Entergy Wholesale Commodities' nuclear plants for 2009 and 2008:

	2009	2008
Net MW in operation at December 31	4,998	4,998
Average realized price per MWh	$61.07	$59.51
GWh billed	40,981	41,710
Capacity factor	93%	95%
Refueling outage days:		
FitzPatrick	–	26
Indian Point 2	–	26
Indian Point 3	36	–
Palisades	41	–
Pilgrim	31	–
Vermont Yankee	–	22

Overall, including its non-nuclear plants, Entergy Wholesale Commodities billed 43,969 GWh in 2009 and 44,747 GWh in 2008, with average realized revenue per MWh of $60.46 in 2009 and $60.73 in 2008.

OTHER INCOME STATEMENT ITEMS

Utility

Other operation and maintenance expenses decreased from $1,867 million for 2008 to $1,837 million for 2009. The variance includes the following:
- a decrease due to the write-off in the fourth quarter 2008 of $52 million of costs previously accumulated in Entergy Arkansas's storm reserve and $16 million of removal costs associated with the termination of a lease, both in connection with the December 2008 Arkansas Court of Appeals decision in Entergy Arkansas's base rate case. The base rate case is discussed in more detail in Note 2 to the financial statements;
- a decrease due to the capitalization of Ouachita plant service charges of $12.5 million previously expensed;
- a decrease of $22 million in loss reserves in 2009, including a decrease in storm damage reserves as a result of the completion of the Act 55 storm cost financing at Entergy Gulf States Louisiana and Entergy Louisiana;
- a decrease of $16 million in payroll-related and benefits costs;
- prior year storm damage charges as a result of several storms hitting Entergy Arkansas's service territory in 2008, including Hurricane Gustav and Hurricane Ike in the third quarter 2008. Entergy Arkansas discontinued regulatory storm reserve accounting beginning July 2007 as a result of the APSC order issued in Entergy Arkansas's rate case. As a result, non-capital storm expenses of $41 million were charged to other operation and maintenance expenses. In December 2008, $19.4 million of these storm expenses were deferred per an APSC order and were recovered through revenues in 2009;
- an increase of $35 million in fossil expenses primarily due to higher plant maintenance costs and plant outages;
- an increase of $22 million in nuclear expenses primarily due to increased nuclear labor and contract costs;
- an increase of $14 million due to the reinstatement of storm reserve accounting at Entergy Arkansas effective January 2009;
- an increase of $14 million due to the Hurricane Ike and Hurricane Gustav storm cost recovery settlement agreement, as discussed below under "Liquidity and Capital Resources -

Management's Financial Discussion and Analysis continued

Sources of Capital - Hurricane Gustav and Hurricane Ike";
- an increase of $8 million in customer service costs primarily as a result of write-offs of uncollectible customer accounts; and
- a reimbursement of $7 million of costs in 2008 in connection with a litigation settlement.

Depreciation and amortization expenses increased primarily due to an increase in plant in service.

Other income increased primarily due to:
- an increase in distributions of $25 million earned by Entergy Louisiana and $9 million earned by Entergy Gulf States Louisiana on investments in preferred membership interests of Entergy Holdings Company. The distributions on preferred membership interests are eliminated in consolidation and have no effect on Entergy's net income because the investment is in another Entergy subsidiary. See Note 2 to the financial statements for a discussion of these investments in preferred membership interests;
- carrying charges of $35 million on Hurricane Ike storm restoration costs as authorized by Texas legislation in the second quarter 2009;
- an increase of $15 million in allowance for equity funds used during construction due to more construction work in progress primarily as a result of Hurricane Gustav and Hurricane Ike; and
- a gain of $16 million recorded on the sale of undeveloped real estate by Entergy Louisiana Properties, LLC.

These increases in other income were partially offset by a decrease of $14 million in taxes collected on advances for transmission projects and a decrease of $18 million resulting from lower interest earned on the decommissioning trust funds and short-term investments.

Interest charges increased primarily due to an increase in long-term debt outstanding resulting from debt issuances by certain of the Utility operating companies in the second half of 2008 and in 2009.

Entergy Wholesale Commodities

Other operation and maintenance expenses increased from $836 million in 2008 to $922 million in 2009 primarily due to $46 million in outside service costs and incremental labor costs related to the then planned spin-off of Entergy's non-utility nuclear business. Also contributing to the increase were higher nuclear labor and regulatory costs.

Other income decreased primarily due to $86 million in charges in 2009 compared to $50 million in charges in 2008 resulting from the recognition of impairments of certain equity securities held in Entergy Wholesale Commodities' decommissioning trust funds that are not considered temporary. The decrease was partially offset by increases in interest income and realized earnings from the decommissioning trust funds and interest income from loans to Entergy subsidiaries.

Parent & Other

Other operation and maintenance expenses decreased for the parent company, Entergy Corporation, primarily due to a decrease in outside services costs of $38 million related to the then planned spin-off of Entergy's non-utility nuclear business.

Other income decreased primarily due to:
- an increase in the elimination for consolidation purposes of interest income from Entergy subsidiaries; and
- increases in the elimination for consolidation purposes of distributions earned of $25 million by Entergy Louisiana and $9 million by Entergy Gulf States Louisiana on investments in preferred membership interests of Entergy Holdings Company, as discussed above.

Interest charges decreased primarily due to lower interest rates on borrowings under Entergy Corporation's revolving credit facility.

INCOME TAXES

The effective income tax rate for 2009 was 33.6%. See "2010 Compared to 2009 – Income Taxes" above for an explanation of the difference between the effective income tax rate versus the federal statutory rate of 35% for 2009.

The effective income tax rate for 2008 was 32.7%. The reduction in the effective income tax rate versus the federal statutory rate of 35% in 2008 is primarily due to:
- recognition of a capital loss of $202 million on the liquidation of an Entergy Wholesale Commodities subsidiary;
- reduction of the provision for uncertain tax positions of $44.3 million resulting from settlements and agreements with taxing authorities; and
- an adjustment to state income taxes of approximately $18.8 million for Entergy Wholesale Commodities to reflect the effect of a change in the methodology of computing Massachusetts state income taxes resulting from legislation passed in the third quarter 2008.

These factors were partially offset by:
- income taxes of $16.1 million recorded on redemption payments received by an Entergy Wholesale Commodities subsidiary; and
- book and tax differences for utility plant items and state income taxes at the Utility operating companies, including the flow-through treatment of the Entergy Arkansas write-offs referenced above.

See Note 3 to the financial statements for a reconciliation of the federal statutory rate of 35.0% to the effective income tax rates, and for additional discussion regarding income taxes.

Liquidity and Capital Resources

This section discusses Entergy's capital structure, capital spending plans and other uses of capital, sources of capital, and the cash flow activity presented in the cash flow statement.

Capital Structure

Entergy's capitalization is balanced between equity and debt, as shown in the following table.

	2010	2009
Debt to capital	57.3%	57.4%
Effect of excluding Arkansas and Texas securitization bonds	(2.0%)	(1.8%)
Debt to capital, excluding securitization bonds[1]	55.3%	55.6%
Effect of subtracting cash	(3.2%)	(4.1%)
Net debt to net capital, excluding securitization bonds[1]	**52.1%**	**51.5%**

(1) Calculation excludes the Arkansas and Texas securitization bonds, which are non-recourse to Entergy Arkansas and Entergy Texas, respectively.

Net debt consists of debt less cash and cash equivalents. Debt consists of notes payable, capital lease obligations, and long-term debt, including the currently maturing portion. Capital consists of debt, common shareholders' equity, and subsidiaries' preferred stock without sinking fund. Net capital consists of capital less cash and cash equivalents. Entergy uses the net debt to net capital ratio in analyzing its financial condition and believes it provides useful information to its investors and creditors in evaluating Entergy's financial condition.

Long-term debt, including the currently maturing portion, makes up substantially all of Entergy's total debt outstanding. Following are Entergy's long-term debt principal maturities and estimated interest payments as of December 31, 2010. To estimate future interest payments for variable rate debt, Entergy used the rate as of December 31, 2010. The amounts below include payments on the Entergy Louisiana and System Energy sale-leaseback transactions, which are included in long-term debt on the balance sheet (in millions):

Long-term Debt Maturities and Estimated Interest Payments	2011	2012	2013	2014-2015	After 2015
Utility	$653	$ 677	$1,205	$1,354	$10,554
Entergy Wholesale Commodities	34	31	20	43	46
Parent and Other	143	1,683	43	630	559
Total	**$830**	**$2,391**	**$1,268**	**$2,027**	**$11,159**

Note 5 to the financial statements provides more detail concerning long-term debt outstanding.

Entergy Corporation has a revolving credit facility that expires in August 2012 and has a borrowing capacity of $3.5 billion. Entergy Corporation also has the ability to issue letters of credit against the total borrowing capacity of the credit facility. The facility fee is currently 0.125% of the commitment amount. Facility fees and interest rates on loans under the credit facility can fluctuate depending on the senior unsecured debt ratings of Entergy Corporation. The weighted average interest rate for the year ended December 31, 2010 was 0.78% on the drawn portion of the facility.

As of December 31, 2010, amounts outstanding and capacity available under the $3.5 billion credit facility are (in millions):

Capacity	Borrowings	Letters of Credit	Capacity Available
$3,466	$1,632	$25	$1,809

Under covenants contained in Entergy Corporation's credit facility and in one of the indentures governing Entergy Corporation's senior notes, Entergy is required to maintain a consolidated debt ratio of 65% or less of its total capitalization. The calculation of this debt ratio under Entergy Corporation's credit facility and in one of the indentures governing the Entergy Corporation senior notes is different than the calculation of the debt to capital ratio above. Entergy is currently in compliance with these covenants. If Entergy fails to meet this ratio, or if Entergy or one of the Utility operating companies (except Entergy New Orleans) defaults on other indebtedness or is in bankruptcy or insolvency proceedings, an acceleration of the Entergy Corporation credit facility's maturity date may occur and there may be an acceleration of amounts due under Entergy Corporation's senior notes.

Capital lease obligations are a minimal part of Entergy's overall capital structure, and are discussed in Note 10 to the financial statements. Following are Entergy's payment obligations under those leases (in millions):

	2011	2012	2013	2014-2015	After 2015
Capital lease payments	$6	$6	$7	$9	$44

Entergy Arkansas, Entergy Gulf States Louisiana, Entergy Louisiana, Entergy Mississippi, and Entergy Texas each had credit facilities available as of December 31, 2010 as follows (amounts in millions):

Company	Expiration Date	Amount of Facility	Interest Rate[(a)]	Amount Drawn as of Dec. 31, 2010
Entergy Arkansas	April 2011	$75.125[(b)]	2.75%	–
Entergy Gulf States Louisiana	August 2012	$100[(c)]	0.67%	–
Entergy Louisiana	August 2012	$200[(d)]	0.67%	–
Entergy Mississippi	May 2011	$ 35[(e)]	2.01%	–
Entergy Mississippi	May 2011	$ 25[(e)]	2.01%	–
Entergy Mississippi	May 2011	$ 10[(e)]	2.01%	–
Entergy Texas	August 2012	$100[(f)]	0.74%	–

(a) The interest rate is the weighted average interest rate as of December 31, 2010 applied, or that would be applied, to outstanding borrowings under the facility.

(b) The credit facility requires Entergy Arkansas to maintain a debt ratio of 65% or less of its total capitalization. Borrowings under the Entergy Arkansas credit facility may be secured by a security interest in its accounts receivable.

(c) The credit facility allows Entergy Gulf States Louisiana to issue letters of credit against the borrowing capacity of the facility. As of December 31, 2010, no letters of credit were outstanding. The credit facility requires Entergy Gulf States Louisiana to maintain a consolidated debt ratio of 65% or less of its total capitalization.

(d) The credit facility allows Entergy Louisiana to issue letters of credit against the borrowing capacity of the facility. As of December 31, 2010, no letters of credit were outstanding. The credit facility requires Entergy Louisiana to maintain a consolidated debt ratio of 65% or less of its total capitalization.

(e) Borrowings under the Entergy Mississippi credit facilities may be secured by a security interest in its accounts receivable. Entergy Mississippi is required to maintain a consolidated debt ratio of 65% or less of its total capitalization.

(f) The credit facility allows Entergy Texas to issue letters of credit against the borrowing capacity of the facility. As of December 31, 2010, no letters of credit were outstanding. The credit facility requires Entergy Texas to maintain a consolidated debt ratio of 65% or less of its total capitalization. Pursuant to the terms of the credit agreement, securitization bonds are excluded from debt and capitalization in calculating the debt ratio.

OPERATING LEASE OBLIGATIONS AND GUARANTEES OF UNCONSOLIDATED OBLIGATIONS

Entergy has a minimal amount of operating lease obligations and guarantees in support of unconsolidated obligations. Entergy's guarantees in support of unconsolidated obligations are not likely to have a material effect on Entergy's financial condition or results of operations. Following are Entergy's payment obligations as of December 31, 2010 on non-cancelable operating leases with a term over one year (in millions):

	2011	2012	2013	2014-2015	After 2015
Operating lease payments	$88	$77	$69	$124	$188

The operating leases are discussed in Note 10 to the financial statements.

Management's Financial Discussion and Analysis continued

SUMMARY OF CONTRACTUAL OBLIGATIONS OF CONSOLIDATED ENTITIES (IN MILLIONS):

Contractual Obligations	2011	2012-2013	2014-2015	After 2015	Total
Long-term debt[1]	$ 830	$3,659	$2,027	$11,159	$17,675
Capital lease payments[2]	$ 6	$ 13	$ 9	$ 44	$ 72
Operating leases[2]	$ 88	$ 146	$ 124	$ 188	$ 546
Purchase obligations[3]	$1,772	$3,114	$2,663	$ 5,061	$12,610

(1) Includes estimated interest payments. Long-term debt is discussed in Note 5 to the financial statements.
(2) Lease obligations are discussed in Note 10 to the financial statements.
(3) Purchase obligations represent the minimum purchase obligation or cancellation charge for contractual obligations to purchase goods or services. Almost all of the total are fuel and purchased power obligations.

In addition to the contractual obligations, Entergy currently expects to contribute approximately $368.8 million to its pension plans and approximately $78 million to other postretirement plans in 2011; although the required pension contributions will not be known with more certainty until the January 1, 2011 valuations are completed by April 1, 2011.

Also in addition to the contractual obligations, Entergy has $805 million of unrecognized tax benefits and interest net of unused tax attributes for which the timing of payments beyond 12 months cannot be reasonably estimated due to uncertainties in the timing of effective settlement of tax positions. See Note 3 to the financial statements for additional information regarding unrecognized tax benefits.

CAPITAL FUNDS AGREEMENT

Pursuant to an agreement with certain creditors, Entergy Corporation has agreed to supply System Energy with sufficient capital to:

- maintain System Energy's equity capital at a minimum of 35% of its total capitalization (excluding short-term debt);
- permit the continued commercial operation of Grand Gulf;
- pay in full all System Energy indebtedness for borrowed money when due; and
- enable System Energy to make payments on specific System Energy debt, under supplements to the agreement assigning System Energy's rights in the agreement as security for the specific debt.

Capital Expenditure Plans and Other Uses of Capital

Following are the amounts of Entergy's planned construction and other capital investments by operating segment for 2011 through 2013 (in millions):

Planned construction and capital investments	2011	2012	2013
Maintenance Capital:			
Utility:			
Generation	$ 126	$ 135	$ 123
Transmission	193	209	207
Distribution	440	451	448
Other	89	100	90
Total	848	895	868
Entergy Wholesale Commodities	93	93	111
Total	$ 941	$ 988	$ 979
Capital Commitments:			
Utility:			
Generation	$ 1,098	$ 1,071	$ 628
Transmission	213	252	223
Distribution	30	26	14
Other	44	46	57
Total	1,385	1,395	922
Entergy Wholesale Commodities	273	268	264
Total	$ 1,658	$ 1,663	$ 1,186
Total	**$2,599**	**$2,651**	**$2,165**

Maintenance Capital refers to amounts Entergy plans to spend on routine capital projects that are necessary to support reliability of its service, equipment, or systems and to support normal customer growth.

Capital Commitments refers to non-routine capital investments for which Entergy is either contractually obligated, has Board approval, or otherwise expects to make to satisfy regulatory or legal requirements. Amounts reflected in this category include the following:

- The currently planned construction or purchase of additional generation supply sources within the Utility's service territory through the Utility's portfolio transformation strategy, including Entergy Louisiana's planned purchase of Acadia Unit 2, which is discussed below, and three resources identified in the Summer 2009 Request for Proposal, including a self-build option at Entergy Louisiana's Ninemile site.
- Entergy Louisiana's Waterford 3 steam generators replacement project, which is discussed in further detail below.
- System Energy's planned approximate 178 MW uprate of the Grand Gulf nuclear plant. The project is currently expected to cost $575 million, including transmission upgrades. On November 30, 2009, the MPSC issued a Certificate of Public Convenience and Necessity for implementation of the uprate.
- Transmission improvements and upgrades designed to provide greater transmission flexibility in the Entergy System.
- Spending to comply with current and anticipated North American Electric Reliability Corporation transmission planning requirements.
- Entergy Wholesale Commodities investments is associated with specific investments such as dry cask storage, nuclear license renewal efforts, component replacement across the fleet, NYPA value sharing, wedgewire screens at Indian Point, and spending in response to the Indian Point Independent Safety Evaluation.

- Environmental compliance spending. Entergy continues to review potential environmental spending needs and financing alternatives for any such spending, and future spending estimates could change based on the results of this continuing analysis.
- Continued rebuilding of the Entergy New Orleans gas system damaged during Hurricane Katrina.

The Utility's owned generating capacity remains short of customer demand, and its supply plan initiative will continue to seek to transform its generation portfolio with new or repowered generation resources. Opportunities resulting from the supply plan initiative, including new projects or the exploration of alternative financing sources, could result in increases or decreases in the capital expenditure estimates given above. Estimated capital expenditures are also subject to periodic review and modification and may vary based on the ongoing effects of business restructuring, regulatory constraints and requirements, environmental regulations, business opportunities, market volatility, economic trends, changes in project plans, and the ability to access capital.

ACADIA UNIT 2 PURCHASE AGREEMENT

In October 2009, Entergy Louisiana announced that it has signed an agreement to acquire Unit 2 of the Acadia Energy Center, a 580 MW generating unit located near Eunice, La., from Acadia Power Partners, LLC, an independent power producer. The Acadia Energy Center, which entered commercial service in 2002, consists of two combined-cycle gas-fired generating units, each nominally rated at 580 MW. Entergy Louisiana proposes to acquire 100 percent of Acadia Unit 2 and a 50 percent ownership interest in the facility's common assets for approximately $300 million. In a separate transaction, Cleco Power acquired Acadia Unit 1 and the other 50 percent interest in the facility's common assets. Upon closing the transaction, Cleco Power will serve as operator for the entire facility. Entergy Louisiana has committed to sell one-third of the output of Unit 2 to Entergy Gulf States Louisiana in accordance with terms and conditions detailed under the existing Entergy System Agreement. Entergy Louisiana's purchase of the plant is contingent upon, among other things, obtaining necessary approvals, including full cost recovery, from various federal and state regulatory and permitting agencies.

Entergy Louisiana and Acadia Power Partners also have entered into two purchase power agreements that are intended to provide access to the capacity and energy output of the unit during the period before the acquisition closes. The initial purchase power agreement was a call option agreement that commenced on June 1, 2010 and terminated on September 30, 2010. Beginning October 1, 2010, Entergy Louisiana began purchasing 100 percent of the output of Acadia Unit 2 under a tolling agreement. The LPSC has approved both purchase power agreements.

In December 2010, Entergy Louisiana and Entergy Gulf States Louisiana filed an executed uncontested settlement term sheet, which was approved by the LPSC in January 2011. The term sheet provides for three scenarios allowing the transaction to proceed, depending upon the outcome of a FERC ruling on modifications to a System Agreement schedule to include acquisition adjustments. If the FERC approves the modifications to the System Agreement schedule prior to closing, Entergy Louisiana will purchase 100 percent of the plant and sell one-third of the output to Entergy Gulf States Louisiana as proposed. In the other two scenarios, Entergy Louisiana will retain and include in rates 100 percent of the unit for a period of up to one year, at which time Entergy Louisiana must file either to permanently retain 100 percent ownership of the unit or enter into a joint ownership arrangement with Entergy Gulf States Louisiana pursuant to which Entergy Gulf States Louisiana would purchase one-third of the unit. The commercial issues associated with joint ownership of a single generation unit are being evaluated, and it is possible Entergy Louisiana may seek approvals to purchase the full output of the unit permanently. Closing of the sale to Entergy Louisiana is expected to occur by the end of the first quarter 2011.

WATERFORD 3 STEAM GENERATOR REPLACEMENT PROJECT

Entergy Louisiana planned to replace the Waterford 3 steam generators, along with the reactor vessel closure head and control element drive mechanisms, in the spring 2011. Replacement of these components is common to pressurized water reactors throughout the nuclear industry. In December 2010, Entergy Louisiana advised the LPSC that the replacement generators will not be completed and delivered by the manufacturer in time to install them during the spring 2011 refueling outage. During the final steps in the manufacturing process, the manufacturer discovered separation of stainless steel cladding from the carbon steel base metal in the channel head of both replacement steam generators (RSGs), in areas beneath and adjacent to the divider plate. As a result of this damage, the manufacturer will be unable to meet the contractual delivery deadlines, and the RSGs cannot be installed in the spring 2011. After the manufacturer completes its analysis of the cause of the failure and repair options, Entergy Louisiana will work with the manufacturer to fully develop and evaluate repair options and to revise the project schedule. In the interim, the spring 2011 outage has been converted to a normal refueling outage and inspection. Prior to the delay, Entergy Louisiana estimated that it would spend approximately $511 million on this project, and the planned construction expenditures estimate given above includes approximately $190 million in 2011 for the completion of this project. A revised estimate will be made after the development of the new project schedule, although it is likely that the estimated cost will increase, including increased carrying cost due to the delayed construction period.

In June 2008, Entergy Louisiana filed with the LPSC for approval of the replacement project, including full cost recovery. Following discovery and the filing of testimony by the LPSC staff and an intervenor, the parties entered into a stipulated settlement of the proceeding. The LPSC unanimously approved the settlement in November 2008. The settlement resolved the following issues: 1) the accelerated degradation of the steam generators is not the result of any imprudence on the part of Entergy Louisiana; 2) the decision to undertake the replacement project at the then-estimated cost of $511 million is in the public interest, is prudent, and would serve the public convenience and necessity; 3) the scope of the replacement project is in the public interest; 4) undertaking the replacement project at the target installation date during the 2011 refueling outage is in the public interest; and 5) the jurisdictional costs determined to be prudent in a future prudence review are eligible for cost recovery, either in an extension or renewal of the formula rate plan or in a full base rate case including necessary proforma adjustments. Upon completion of the replacement project, the LPSC will undertake a prudence review with regard to the following aspects of the replacement project: 1) project management; 2) cost controls; 3) success in achieving stated objectives; 4) the costs of the replacement project; and 5) the outage length and replacement power costs. In June 2010, Entergy Louisiana filed an application at the LPSC to certify the estimated first year revenue requirement associated

Management's Financial Discussion and Analysis continued

with the project. In January 2011 the procedural schedule in the proceeding was suspended pending the development and filing of a revised project schedule and cost estimate.

DIVIDENDS AND STOCK REPURCHASES

Declarations of dividends on Entergy's common stock are made at the discretion of the Board. Among other things, the Board evaluates the level of Entergy's common stock dividends based upon Entergy's earnings, financial strength, and future investment opportunities. At its January 2011 meeting, the Board declared a dividend of $0.83 per share, which is the same quarterly dividend per share that Entergy has paid since second quarter 2010. The prior quarterly dividend per share was $0.75. Entergy paid $604 million in 2010, $577 million in 2009, and $573 million in 2008 in cash dividends on its common stock.

In accordance with Entergy's stock-based compensation plan, Entergy periodically grants stock options to key employees, which may be exercised to obtain shares of Entergy's common stock. According to the plan, these shares can be newly issued shares, treasury stock, or shares purchased on the open market. Entergy's management has been authorized by the Board to repurchase on the open market shares up to an amount sufficient to fund the exercise of grants under the plan.

In addition to the authority to fund grant exercises, in January 2007 the Board approved a program under which Entergy is authorized to repurchase up to $1.5 billion of its common stock. In January 2008, the Board authorized an incremental $500 million share repurchase program to enable Entergy to consider opportunistic purchases in response to equity market conditions. Entergy completed both the $1.5 billion and $500 million programs in the third quarter 2009. In October 2009 the Board granted authority for an additional $750 million share repurchase program which was completed in the fourth quarter 2010. In October 2010 the Board granted authority for an additional $500 million share repurchase program. The amount of repurchases may vary as a result of material changes in business results or capital spending or new investment opportunities, or if limitations in the credit markets continue for a prolonged period.

Sources of Capital

Entergy's sources to meet its capital requirements and to fund potential investments include:

- internally generated funds;
- cash on hand ($1.29 billion as of December 31, 2010);
- securities issuances;
- bank financing under new or existing facilities; and
- sales of assets.

Circumstances such as weather patterns, fuel and purchased power price fluctuations, and unanticipated expenses, including unscheduled plant outages and storms, could affect the timing and level of internally generated funds in the future.

Provisions within the Articles of Incorporation or pertinent indentures and various other agreements relating to the long-term debt and preferred stock of certain of Entergy Corporation's subsidiaries could restrict the payment of cash dividends or other distributions on their common and preferred stock. As of December 31, 2010, under provisions in their mortgage indentures, Entergy Arkansas and Entergy Mississippi had restricted retained earnings unavailable for distribution to Entergy Corporation of $458 million and $240.8 million, respectively, and Entergy Louisiana had member's equity unavailable for distribution to Entergy Corporation of $465 million. All debt and common and preferred equity issuances by the Registrant Subsidiaries require prior regulatory approval and their preferred equity and debt issuances are also subject to issuance tests set forth in corporate charters, bond indentures, and other agreements. Entergy believes that the Registrant Subsidiaries have sufficient capacity under these tests to meet foreseeable capital needs.

The FERC has jurisdiction over securities issuances by the Utility operating companies and System Energy (except securities with maturities longer than one year issued by Entergy Arkansas and Entergy New Orleans, which are subject to the jurisdiction of the APSC and the City Council, respectively). No regulatory approvals are necessary for Entergy Corporation to issue securities. The current FERC-authorized short-term borrowing limits are effective through October 2011, as established by a FERC order issued in October 2009. Entergy Gulf States Louisiana, Entergy Louisiana, Entergy Mississippi, Entergy Texas, and System Energy have obtained long-term financing authorizations from the FERC that extend through July 2011. Entergy Arkansas has obtained long-term financing authorization from the APSC that extends through December 2012. Entergy New Orleans has obtained long-term financing authorization from the City Council that extends through July 2012. In addition to borrowings from commercial banks, the FERC short-term borrowing orders authorized the Registrant Subsidiaries to continue as participants in the Entergy System money pool. The money pool is an intercompany borrowing arrangement designed to reduce Entergy's subsidiaries' dependence on external short-term borrowings. Borrowings from the money pool and external short-term borrowings combined may not exceed authorized limits. As of December 31, 2010, Entergy's Registrant Subsidiaries had no outstanding short-term borrowings from external sources. See Notes 4 and 5 to the financial statements for further discussion of Entergy's borrowing limits and authorizations.

HURRICANE GUSTAV AND HURRICANE IKE

In September 2008, Hurricane Gustav and Hurricane Ike caused catastrophic damage to portions of Entergy's service territories in Louisiana and Texas, and to a lesser extent in Arkansas and Mississippi. The storms resulted in widespread power outages, significant damage to distribution, transmission, and generation infrastructure, and the loss of sales during the power outages. In October 2008, Entergy Gulf States Louisiana, Entergy Louisiana, and Entergy New Orleans drew a total of $229 million from their funded storm reserves.

In September 2009, Entergy Gulf States Louisiana and Entergy Louisiana and the Louisiana Utilities Restoration Corporation (LURC), an instrumentality of the State of Louisiana, filed with the LPSC an application requesting that the LPSC grant financing orders authorizing the financing of Entergy Gulf States Louisiana's and Entergy Louisiana's storm costs, storm reserves, and issuance costs pursuant to Act 55 of the Louisiana Regular Session of 2007 (Act 55 financings). In July 2010 the Louisiana Local Government Environmental Facilities and Community Development Authority (LCDA) issued $468.9 million in bonds under Act 55. From the $462.4 million of bond proceeds loaned by the LCDA to the LURC, the LURC deposited $200 million in a restricted escrow account as a storm damage reserve for Entergy Louisiana and transferred $262.4 million directly to Entergy Louisiana. In July 2010 the LCDA issued another $244.1 million in bonds under Act 55. From the $240.3 million of bond proceeds loaned by the LCDA to the LURC, the LURC deposited $90 million in a restricted escrow account as a storm damage reserve for Entergy Gulf States Louisiana and transferred $150.3 million directly to Entergy Gulf States Louisiana.

Entergy, Entergy Gulf States Louisiana, and Entergy Louisiana do not report the bonds on their balance sheets because the bonds are the obligation of the LCDA, and there is no recourse against Entergy, Entergy Gulf States Louisiana or Entergy Louisiana in the event of a bond default. See Note 2 to the financial statements for additional discussion of the Act 55 financings.

In November 2009, Entergy Texas Restoration Funding, LLC (Entergy Texas Restoration Funding), a company wholly-owned and consolidated by Entergy Texas, issued $545.9 million of secured transition bonds (securitization bonds) to finance Entergy Texas Hurricane Ike and Hurricane Gustav restoration costs. See Note 2 to the financial statements for a discussion of the proceeding approving the issuance of the securitization bonds and see Note 5 to the financial statements for a discussion of the terms of the securitization bonds.

In the third quarter 2009, Entergy settled with its insurer on its Hurricane Ike claim and Entergy Texas received $75.5 million in proceeds (Entergy received a total of $76.5 million).

ENTERGY ARKANSAS JANUARY 2009 ICE STORM

In January 2009 a severe ice storm caused significant damage to Entergy Arkansas's transmission and distribution lines, equipment, poles, and other facilities. A law was enacted in April 2009 in Arkansas that authorizes securitization of storm damage restoration costs. In June 2010 the APSC issued a financing order authorizing the issuance of approximately $126.3 million in storm cost recovery bonds, which includes carrying costs of $11.5 million and $4.6 million of up-front financing costs. See Note 5 to the financial statements for a discussion of the August 2010 issuance of the securitization bonds.

HURRICANE KATRINA AND HURRICANE RITA

In August and September 2005, Hurricanes Katrina and Rita caused catastrophic damage to large portions of the Utility's service territories in Louisiana, Mississippi, and Texas, including the effect of extensive flooding that resulted from levee breaks in and around the greater New Orleans area. The storms and flooding resulted in widespread power outages, significant damage to electric distribution, transmission, and generation and gas infrastructure, and the loss of sales and customers due to mandatory evacuations and the destruction of homes and businesses. Entergy pursued a broad range of initiatives to recover storm restoration and business continuity costs, including obtaining reimbursement of certain costs covered by insurance and pursuing recovery through existing or new rate mechanisms regulated by the FERC and local regulatory bodies, including the issuance of securitization bonds.

Storm Cost Financings

Louisiana

In March 2008, Entergy Gulf States Louisiana, Entergy Louisiana, and the Louisiana Utilities Restoration Corporation (LURC), an instrumentality of the State of Louisiana, filed at the LPSC an application requesting that the LPSC grant financing orders authorizing the financing of Entergy Gulf States Louisiana and Entergy Louisiana storm costs, storm reserves, and issuance costs pursuant to Act 55 of the Louisiana Legislature (Act 55 financings). In July 2008 the LPFA issued $687.7 million in bonds under the aforementioned Act 55. From the $679 million of bond proceeds loaned by the LPFA to the LURC, the LURC deposited $152 million in a restricted escrow account as a storm damage reserve for Entergy Louisiana and transferred $527 million directly to Entergy Louisiana. In August 2008 the LPFA issued $278.4 million in bonds under the aforementioned Act 55. From the $274.7 million of bond proceeds loaned by the LPFA to the LURC, the LURC deposited $87 million in a restricted escrow account as a storm damage reserve for Entergy Gulf States Louisiana and transferred $187.7 million directly to Entergy Gulf States Louisiana. Entergy Gulf States Louisiana and Entergy Louisiana do not report the bonds on their balance sheets because the bonds are the obligation of the LPFA, and there is no recourse against Entergy, Entergy Gulf States Louisiana or Entergy Louisiana in the event of a bond default. See Note 2 to the financial statements for additional discussion of the Act 55 financings.

Community Development Block Grants

In December 2005, the U.S. Congress passed the Katrina Relief Bill, a hurricane aid package that included Community Development Block Grant (CDBG) funding (for the states affected by Hurricanes Katrina, Rita, and Wilma) that allowed state and local leaders to fund individual recovery priorities. In March 2007, the City Council certified that Entergy New Orleans incurred $205 million in storm-related costs through December 2006 that are eligible for CDBG funding under the state action plan. Entergy New Orleans received $180.8 million of CDBG funds in 2007 and $19.2 million in 2010.

Cash Flow Activity

As shown in Entergy's Statements of Cash Flows, cash flows for the years ended December 31, 2010, 2009, and 2008 were as follows (in millions):

	2010	2009	2008
Cash and Cash Equivalents at Beginning of Period	**$ 1,710**	**$ 1,920**	**$ 1,253**
Cash flow provided by (used in):			
Operating activities	3,926	2,933	3,324
Investing activities	(2,574)	(2,094)	(2,590)
Financing activities	(1,767)	(1,048)	(70)
Effect of exchange rates on cash and cash equivalents	–	(1)	3
Net increase (decrease) in cash and cash equivalents	(415)	(210)	667
Cash and Cash Equivalents at End of Period	**$ 1,295**	**$ 1,710**	**$ 1,920**

OPERATING CASH FLOW ACTIVITY

2010 Compared to 2009

Entergy's cash flow provided by operating activities increased $993 million in 2010 compared to 2009 primarily due to the receipt in July 2010 of $703 million from the Louisiana Utilities Restoration Corporation as a result of the Louisiana Act 55 storm cost financings for Hurricane Gustav and Hurricane Ike. The Act 55 storm cost financings are discussed in more detail above and also in Note 2 to the financial statements. In addition, the absence of the Hurricane Gustav, Hurricane Ike, and Arkansas ice storm restoration spending that occurred in 2009 also contributed to the increase. These factors were partially offset by an increase of $323 million in pension contributions at Utility and Entergy Wholesale Commodities and a decrease in net revenue at Entergy Wholesale Commodities. See "Critical Accounting Estimates - Qualified Pension and Other Postretirement Benefits" below and also Note 11 to the financial statements for further discussion of pension funding.

Management's Financial Discussion and Analysis continued

2009 Compared to 2008

Entergy's cash flow provided by operating activities decreased by $391 million in 2009 compared to 2008 primarily due to the receipt in 2008 of $954 million from the Louisiana Utilities Restoration Corporation as a result of the Louisiana Act 55 storm cost financings, Arkansas ice storm restoration spending, and increases in nuclear refueling outage spending and spin-off costs for the non-utility nuclear business. These factors were partially offset by a decrease of $94 million in income tax payments, a decrease of $155 million in pension contributions at Utility and Entergy Wholesale Commodities, increased collection of fuel costs, and higher spending in 2008 on Hurricane Gustav and Hurricane Ike storm restoration.

INVESTING ACTIVITIES

2010 Compared to 2009

Net cash used in investing activities increased $480 million in 2010 compared to 2009 primarily due to the following activity:

- an increase in net uses of cash for nuclear fuel purchases, which was caused by the consolidation of the nuclear fuel company variable interest entities that is discussed in Note 18 to the financial statements. With the consolidation of the nuclear fuel company variable interest entities, their purchases of nuclear fuel from Entergy are now eliminated in consolidation, whereas before 2010 they were a source of investing cash flows;
- the investment of a total of $290 million in Entergy Gulf States Louisiana's and Entergy Louisiana's storm reserve escrow accounts as a result of their Act 55 storm cost financings, which are discussed in Note 2 to the financial statements;
- an increase in construction expenditures, primarily in the Entergy Wholesale Commodities business, as decreases for the Utility resulting from Hurricane Gustav, Hurricane Ike, and Arkansas ice storm restoration spending in 2009 were offset by spending on various projects; and
- proceeds of $219 million in 2010 from the sale of Entergy's ownership interest in the Harrison County Power Project 550 MW combined-cycle power plant to two Texas electric cooperatives that owned a minority share of the plant.

2009 Compared to 2008

Net cash used in investing activities decreased by $496 million in 2009 compared to 2008. The following significant investing cash flow activity occurred in 2009 and 2008:

- Construction expenditures were $281 million lower in 2009 than in 2008 primarily due to Hurricane Gustav and Hurricane Ike restoration spending in 2008.
- In March 2008, Entergy Gulf States Louisiana purchased the Calcasieu Generating Facility, a 322 MW simple-cycle, gas-fired power plant located near the city of Sulphur in southwestern Louisiana, for approximately $56 million.
- In September 2008, Entergy Arkansas purchased the Ouachita Plant, a 789 MW gas-fired plant located 20 miles south of the Arkansas state line near Sterlington, Louisiana, for approximately $210 million (In November 2009, Entergy Arkansas sold one-third of the plant to Entergy Gulf States Louisiana).
- Receipt in 2009 of insurance proceeds from Entergy Texas's Hurricane Ike claim and in 2008 of insurance proceeds from Entergy New Orleans's Hurricane Katrina claim.
- The investment of $45 million in escrow accounts for construction projects in 2008 and the withdrawal of $36 million of those funds from escrow accounts in 2009.

FINANCING ACTIVITIES

2010 Compared to 2009

Net cash used in financing activities increased $719 million in 2010 compared to 2009 primarily because long-term debt activity used approximately $307 million of cash in 2010 and provided approximately $160 million of cash in 2009. The most significant net use for long-term debt activity was by Entergy Corporation, which reduced its 5-year credit facility balance by $934 million and repaid a total of $275 million of notes and bank term loans, while issuing $1 billion of notes in 2010. For the details of Entergy's long-term debt outstanding see Note 5 to the financial statements herein. In addition, Entergy Corporation repurchased $879 million of its common stock in 2010 and repurchased $613 million of its common stock in 2009. Entergy's stock repurchases are discussed further in the "Capital Expenditure Plans and Other Uses of Capital - Dividends and Stock Repurchases" section above.

2009 Compared to 2008

Net cash used in financing activities increased $978 million in 2009 compared to 2008 primarily because long-term debt activity provided approximately $160 million of cash in 2009 and provided approximately $970 million of cash in 2008. Also, Entergy Corporation repurchased $613 million of its common stock in 2009 and repurchased $512 million of its common stock in 2008.

Rate, Cost-Recovery, and Other Regulation

State and Local Rate Regulation and Fuel-Cost Recovery

The rates that the Utility operating companies and System Energy charge for their services significantly influence Entergy's financial position, results of operations, and liquidity. These companies are regulated and the rates charged to their customers are determined in regulatory proceedings. Governmental agencies, including the APSC, the City Council, the LPSC, the MPSC, the PUCT, and the FERC, are primarily responsible for approval of the rates charged to customers. Following is a summary of the Utility operating companies' authorized returns on common equity and current retail base rates. The Utility operating companies' base rate, fuel and purchased power cost recovery, and storm cost recovery proceedings are discussed in Note 2 to the financial statements.

Company	Authorized Return on Common Equity	Pending Proceedings/Events
Entergy Arkansas	10.2%	■ Current retail base rates implemented in the July 2010 billing cycle pursuant to a settlement approved by the APSC.
Entergy Gulf States Louisiana	9.9% - 11.4% Electric; 10.0% - 11.0% Gas	■ Current retail electric base rates implemented in the September 2010 billing cycle based on Entergy Gulf States Louisiana's revised 2009 test year formula rate plan filing approved by the LPSC. ■ Current retail gas base rates reflect the rate stabilization plan filing for the 2009 test year ended September 2009.
Entergy Louisiana	9.45% - 11.05%	■ Current retail base rates implemented in the September 2010 billing cycle based on Entergy Louisiana's revised 2009 test year formula rate plan filing approved by the LPSC.
Entergy Mississippi	10.79% - 13.05%	■ Current retail base rates reflect Entergy Mississippi's latest formula rate plan filing, based on the 2009 test year, and a settlement approved by the MPSC.
Entergy New Orleans	10.7% - 11.5% Electric; 10.25% - 11.25% Gas	■ Current retail base rates implemented in the October 2010 billing cycle pursuant to Entergy New Orleans's 2009 test year formula rate plan filing and a settlement approved by the City Council.
Entergy Texas	10.125%	■ Current retail base rates implemented for usage beginning August 15, 2010, pursuant to a settlement of Entergy Texas's base rate case approved by the PUCT.

FEDERAL REGULATION

System Agreement

The FERC regulates wholesale rates (including Entergy Utility intrasystem energy exchanges pursuant to the System Agreement) and interstate transmission of electricity, as well as rates for System Energy's sales of capacity and energy from Grand Gulf to Entergy Arkansas, Entergy Louisiana, Entergy Mississippi, and Entergy New Orleans pursuant to the Unit Power Sales Agreement. The Utility operating companies historically have engaged in the coordinated planning, construction, and operation of generating and bulk transmission facilities under the terms of the System Agreement, which is a rate schedule that has been approved by the FERC. Certain of the Utility operating companies' retail regulators and other parties are pursuing litigation involving the System Agreement at the FERC. The proceedings include challenges to the allocation of costs as defined by the System Agreement and allegations of imprudence by the Utility operating companies in their execution of their obligations under the System Agreement. See Note 2 to the financial statements for discussions of this litigation.

Entergy Arkansas and Entergy Mississippi Notices of Termination of System Agreement Participation and Related APSC Investigation

Citing its concerns that the benefits of its continued participation in the current form of the System Agreement have been seriously eroded, in December 2005, Entergy Arkansas submitted its notice that it will terminate its participation in the current System Agreement effective ninety-six (96) months from the date of the notice or such earlier date as authorized by the FERC.

In October 2007 the MPSC issued a letter confirming its belief that Entergy Mississippi should exit the System Agreement in light of the recent developments involving the System Agreement. The MPSC letter also requested that Entergy Mississippi advise the MPSC regarding the status of the Utility operating companies' effort to develop successor arrangements to the System Agreement and advise the MPSC regarding Entergy Mississippi's position with respect to withdrawal from the System Agreement. In November 2007, pursuant to the provisions of the System Agreement, Entergy Mississippi provided its written notice to terminate its participation in the System Agreement effective ninety-six (96) months from the date of the notice or such earlier date as authorized by the FERC.

On February 2, 2009, Entergy Arkansas and Entergy Mississippi filed with the FERC their notices of cancellation to effectuate the termination of their participation in the Entergy System Agreement, effective December 18, 2013 and November 7, 2015, respectively. While the FERC had indicated previously that the notices should be filed 18 months prior to Entergy Arkansas's termination (approximately mid-2012), the filing explains that resolving this issue now, rather than later, is important to ensure that informed long-term resource planning decisions can be made during the years leading up to Entergy Arkansas's withdrawal and that all of the Utility operating companies are properly positioned to continue to operate reliably following Entergy Arkansas's and, eventually, Entergy Mississippi's, departure from the System Agreement. Entergy Arkansas and Entergy Mississippi requested that the FERC accept the proposed notices of cancellation without further proceedings. Various parties intervened or filed protests in the proceeding, including the APSC, the LPSC, the MPSC, and the City Council.

In November 2009 the FERC accepted the notices of cancellation and determined that Entergy Arkansas and Entergy Mississippi are permitted to withdraw from the System Agreement following the 96 month notice period without payment of a fee or the requirement to otherwise compensate the remaining Utility operating companies as a result of withdrawal. The FERC stated that it expected Entergy and all interested parties to move forward and develop details of all needed successor arrangements and encouraged Entergy to file its Section 205 filing for post 2013 arrangements as soon as possible. In February 2011 the FERC denied the LPSC's and the City Council's rehearing requests.

Management's Financial Discussion and Analysis continued

The LPSC has appealed the FERC's decision to the U.S. Court of Appeals for the District of Columbia.

The APSC had previously commenced an investigation, in 2004, into whether Entergy Arkansas's continued participation in the System Agreement is in the best interests of its customers. The Entergy Arkansas president, Hugh McDonald, filed testimony with the APSC in response to requests by the APSC. In addition, Mr. McDonald has appeared before the APSC at public hearings for questioning. In December 2007, the APSC ordered Mr. McDonald to file testimony each month with the APSC detailing progress toward development of successor arrangements, beginning in March 2008, and Mr. McDonald has done so. In his September 2009 testimony Mr. McDonald reported to the APSC the results of a related study. According to the study the total estimated cost to establish the systems and staff the organizations to perform the necessary planning and operating functions for a stand-alone Entergy Arkansas operation are estimated at approximately $23 million, including $18 million to establish generation-related functions and $5 million to modify transmission-related information systems. Incremental costs for ongoing staffing and systems costs are estimated at approximately $8 million. Cost and implementation schedule estimates will continue to be re-evaluated and refined as additional, more detailed analysis is completed. The study did not assess the effect of stand-alone operation on Entergy Arkansas's generation resource requirements. Entergy Arkansas expects it would take approximately two years to implement stand-alone operations for Entergy Arkansas.

In February 2010 the APSC issued an order announcing a refocus of its ongoing investigation of Entergy Arkansas's post-System Agreement operation. The order describes the APSC's "stated purpose in opening this inquiry to conduct an investigation regarding the prudence of [Entergy Arkansas] entering into a successor ESA [Entergy System Agreement] as opposed to becoming a stand-alone utility upon its exit from the ESA, and whether [Entergy Arkansas], as a standalone utility, should join the SPP RTO. It is the [APSC's] intention to render a decision regarding the prudence of [Entergy Arkansas] entering into a successor ESA as opposed to becoming a stand-alone utility upon its exit from the ESA, as well as [Entergy Arkansas'] RTO participation by the end of calendar year 2010. In parallel with this Docket, the [APSC] will be actively involved and will be closely watching to see if any meaningful enhancement will be made to a new Enhanced Independent Coordinator of Transmission ("E-ICT") Agreement through the efforts of the [Entergy Transmission System] stakeholders, Entergy, and the newly formed and federally-recognized [Entergy Regional State Committee] in 2010." Later, in April 2010, the APSC issued an order that directs Entergy Arkansas also to consider joining the Midwest ISO RTO as a stand-alone utility.

Entergy Arkansas filed testimony and participated in a March 2010 evidentiary hearing in the proceeding. Entergy Arkansas noted in its testimony that it was not reasonable to complete a comprehensive evaluation of strategic options by the end of 2010 and that forcing a decision would place parties in the untenable position of making critical decisions based on insufficient information. Entergy Arkansas outlined three options for post-System Agreement operation of its electrical system: 1) Entergy Arkansas self providing its generation planning and operating functions as a stand-alone company; 2) Entergy Arkansas plus coordination agreements with third parties in which Entergy Arkansas self provides some planning and operations functions, but also enters into one or more coordinating or pooling agreements with third parties; and 3) Successor Arrangements under which Entergy Arkansas plans for its own generation resources but enters into a new generation commitment and dispatch agreement with other Utility operating companies under a successor agreement intended to avoid the litigation previously experienced. Entergy Arkansas's plan is expected to lead to a decision in late 2011 regarding which option to implement; however, Entergy Arkansas anticipates pursuing during this time several elements that are common to all options. In an attempt to reach understanding of complex issues, Entergy Arkansas proposed to hold a series of technical conferences targeting specific subjects. Technical conferences have been held and another evidentiary hearing in the proceeding was held in August 2010.

An additional technical conference is scheduled in March 2011. As stated by an APSC order: "The scope of the technical conference includes the Charles River Associates ("CRA") Federal Energy Regulatory Commission ("FERC") - directed cost/benefit study of all Entergy Operating Companies ("Entergy OpCos") becoming full members in the Southwest Power Pool Regional Transmission Organization ("SPP RTO"); the CRA APSC-directed addendum study considering Entergy Arkansas, Inc. ("EAI") as a stand-alone member of the SPP RTO; and the CRA APSC-directed addendum study considering EAI as a stand-alone member of the Midwest Independent Transmission System Operator ("MISO"); as well as the CRA EAI/Entergy Services, Inc. ("ESI")-directed additional addendum studies (including a cost/benefit study of all Entergy Op Cos becoming members of MISO)."

A procedural schedule has been established in the proceeding that, among other things: (1) requires Entergy Arkansas to file its assessment and recommendations regarding each of the strategic reorganization options by May 12, 2011 and (2) sets an evidentiary hearing to begin September 7, 2011.

The Utility operating companies continue to meet with various interested parties to discuss a proposed framework for successor arrangements to the current System Agreement. An initial draft of the successor arrangements, referred to as the Commitment, Operations, and Dispatch Agreement or "CODA," was provided to state regulators on September 16, 2010. The draft CODA was based on three overarching principles: voluntary coordinated resource planning; centralized commitment, operations, and dispatch (so that the resources of all Utility operating companies are operated to serve the combined loads of those companies); and coordinated transmission operations. In contrast to the current System Agreement, which requires joint generation resource planning, the draft CODA is intended to establish a resource planning regime that reflects the resource needs of each Utility operating company's jurisdictional customers so that each Utility operating company would realize the benefits and costs of its own generation planning decisions.

Prior to that time, in early April 2010, Entergy Corporation and the Utility operating companies determined in connection with their decision-making process that it is appropriate to agree and commit that no Utility operating company will enter voluntarily into successor arrangements with the other Utility operating companies if its retail regulator finds successor arrangements are not in the public interest. Hugh McDonald, Entergy Arkansas president, notified the APSC of this decision, and explained the decision and commitment, in a letter filed with the APSC on April 26, 2010.

LPSC and City Council Action Related to the Entergy Arkansas and Entergy Mississippi Notices of Termination

In light of the notices of Entergy Arkansas and Entergy Mississippi to terminate participation in the current System Agreement, in January 2008 the LPSC unanimously voted to direct the LPSC Staff to begin evaluating the potential for a new agreement. Likewise, the New Orleans City Council opened a docket to gather information on progress towards a successor agreement. The LPSC subsequently passed a resolution stating that it cannot evaluate successor arrangements without having certainty about System Agreement exit obligations.

Independent Coordinator of Transmission

In 2000, the FERC issued an order encouraging utilities to voluntarily place their transmission facilities under the control of independent RTOs (regional transmission organizations). Delays in implementing the FERC RTO order occurred due to a variety of reasons, including the fact that utility companies, other stakeholders, and federal and state regulators have had to work to resolve various issues related to the establishment of such RTOs.

In November 2006, after nearly a decade of effort, including filings, orders, technical conferences, and proceedings at the FERC, the Utility operating companies installed the Southwest Power Pool (SPP) as their Independent Coordinator of Transmission (ICT). The installation does not transfer control of Entergy's transmission system to the ICT, but rather vests with the ICT responsibility for:

- granting or denying transmission service on the Utility operating companies' transmission system.
- administering the Utility operating companies' OASIS node for purposes of processing and evaluating transmission service requests and ensuring compliance with the Utility operating companies' obligation to post transmission-related information.
- developing a base plan for the Utility operating companies' transmission system that will result in the ICT making the determination on whether costs of transmission upgrades should be rolled into the Utility operating companies' transmission rates or directly assigned to the customer requesting or causing an upgrade to be constructed. This should result in a transmission pricing structure that ensures that the Utility operating companies' retail native load customers are required to pay for only those upgrades necessary to reliably serve their needs.
- serving as the reliability coordinator for the Entergy transmission system.
- overseeing the operation of the weekly procurement process (WPP).
- evaluating interconnection-related investments already made on the Entergy System for purposes of determining the future allocation of the uncredited portion of these investments, pursuant to a detailed methodology. The ICT agreement also clarifies the rights that customers receive when they fund a supplemental upgrade.

In October 2008 the FERC issued an order accepting a tariff amendment establishing that the WPP shall take effect at a date to be determined, after completion of successful simulation trials and the ICT's endorsement of the WPP's implementation. On January 16, 2009, the Utility operating companies filed a compliance filing with the FERC that included the ICT's endorsement of the WPP implementation, subject to the FERC's acceptance of certain additional tariff amendments and the completion of simulation testing and certain other items. The Utility operating companies filed the tariff amendments supported by the ICT on the same day. The amendments proposed to further amend the WPP to (a) limit supplier offers in the WPP to on-peak periods and (b) eliminate the granting of certain transmission service through the WPP.

On March 17, 2009, the FERC issued an order conditionally approving the proposed modification to the WPP to allow the process to be implemented the week of March 23, 2009. In its order approving the requested modifications, the FERC imposed additional conditions related to the ICT arrangement and indicated it was going to evaluate the success of the ICT arrangement, including the cost and benefits of implementing the WPP and whether the WPP goes far enough to address the transmission access issues that the ICT and WPP were intended to address. The FERC, in conjunction with the APSC, the LPSC, the MPSC, the PUCT, and the City Council, hosted a conference on June 24, 2009, to discuss the ICT arrangement and transmission access on the Entergy transmission system. In compliance with the FERC's March 2009 order, in November 2009 the Utility operating companies filed with the FERC a process for evaluating the modification or replacement of the current ICT and WPP arrangements.

During the conference, several issues were raised by regulators and market participants, including the adequacy of the Utility operating companies' capital investment in the transmission system, the Utility operating companies' compliance with the existing North American Electric Reliability Corporation (NERC) reliability planning standards, the availability of transmission service across the system, and whether the Utility operating companies could have purchased lower cost power from merchant generators located on the transmission system rather than running their older generating facilities. On July 20, 2009, the Utility operating companies filed comments with the FERC responding to the issues raised during the conference. The comments explain that: 1) the Utility operating companies believe that the ICT arrangement has fulfilled its objectives; 2) the Utility operating companies' transmission planning practices comply with laws and regulations regarding the planning and operation of the transmission system; and 3) these planning practices have resulted in a system that meets applicable reliability standards and is sufficiently robust to allow the Utility operating companies both to substantially increase the amount of transmission service available to third parties and to make significant amounts of economic purchases from the wholesale market for the benefit of the Utility operating companies' retail customers. The Utility operating companies also explain that, as with other transmission systems, there are certain times during which congestion occurs on the Utility operating companies' transmission system that limits the ability of the Utility operating companies as well as other parties to fully utilize the generating resources that have been granted transmission service. Additionally, the Utility operating companies commit in their response to exploring and working on potential reforms or alternatives for the ICT arrangement that could take effect following the initial term. The Utility operating companies' comments also recognize that NERC is in the process of amending certain of its transmission reliability planning standards and that the amended standards, if approved by the FERC, will result in more stringent transmission planning criteria being applicable in the future. The FERC may also make other changes to transmission reliability standards. These changes

Management's Financial Discussion and Analysis continued

to the reliability standards would result in increased capital expenditures by the Utility operating companies.

The Entergy Regional State Committee (E-RSC), which is comprised of representatives from all of the Utility operating companies' retail regulators, has been formed to consider several of these issues related to Entergy's transmission system. Among other things, the E-RSC in concert with the FERC plan to conduct a cost/benefit analysis comparing the ICT arrangement and a proposal under which Entergy would join the Southwest Power Pool RTO. The scope of the study was expanded in July 2010 to consider Entergy joining the Midwest ISO RTO as another alternative.

In September 2010, as modified in October 2010, the Utility operating companies filed a request for a two-year interim extension, with certain modifications, of the ICT arrangement, which was scheduled to expire on November 17, 2010. The filing stated that, if approved by the E-RSC during its October 20-21, 2010 meeting, the Utility operating companies will make a subsequent filing with the FERC to provide the E-RSC with the authority to, upon unanimous approval of all E-RSC members, (1) propose modifications to cost allocation methodology for transmission projects and (2) add transmission projects to the construction plan. On October 13, 2010, the LPSC issued an order approving proposals filed by Entergy Louisiana and Entergy Gulf States Louisiana to modify the current ICT arrangement and to give the E-RSC authority in the two areas as described above. On October 20, 2010, the E-RSC unanimously voted in favor of the proposal granting the E-RSC authority in the two areas described above. The Utility operating companies have filed the necessary revisions to the Entergy OATT to implement the E-RSC's new authority. In November 2010 the FERC approved extension of the ICT arrangement for two years. In December 2010 the FERC approved the proposal to provide the E-RSC with authority in the two areas described above.

On September 30, 2010, the consultant presented its cost/benefit analysis of the Entergy and Cleco regions joining the SPP RTO. The cost/benefit analysis indicates that the Entergy region, including entities beyond the Utility operating companies, would realize a net cost of $438 million to a net benefit of $387 million, primarily depending upon transmission cost allocation issues. Addendum studies, including studies related to Entergy Arkansas and the Utility operating companies joining the Midwest ISO, are due to be completed by the end of the first quarter 2011. Pursuant to a schedule established by an LPSC ALJ, Entergy Gulf States Louisiana and Entergy Louisiana expect to make a filing in May 2011 that sets forth the results of the analysis of the available options and preliminary recommendations regarding which option is in the public interest. The other Utility operating companies expect to make similar filings at that time.

Notice to SERC Reliability Corporation Regarding Reliability Standards

Entergy has notified the SERC Reliability Corporation (SERC) of potential violations of certain North American Electric Reliability Corporation (NERC) reliability standards, including certain Critical Infrastructure Protection, Facility Connection, and System Protection Coordination standards. Entergy is working with the SERC to provide information concerning these potential violations. The Energy Policy Act of 2005 provides authority to impose civil penalties for violations of the Federal Power Act and FERC regulations.

U.S. Department of Justice Investigation

In September 2010, Entergy was notified that the U.S. Department of Justice had commenced a civil investigation of competitive issues concerning certain generation procurement, dispatch, and transmission system practices and policies of the Utility operating companies. The investigation is ongoing.

Market and Credit Risk Sensitive Instruments

Market risk is the risk of changes in the value of commodity and financial instruments, or in future net income or cash flows, in response to changing market conditions. Entergy holds commodity and financial instruments that are exposed to the following significant market risks:

- The commodity price risk associated with the sale of electricity by the Entergy Wholesale Commodities business.
- The interest rate and equity price risk associated with Entergy's investments in pension and other postretirement benefit trust funds. See Note 11 to the financial statements for details regarding Entergy's pension and other postretirement benefit trust funds.
- The interest rate and equity price risk associated with Entergy's investments in nuclear plant decommissioning trust funds, particularly in the Entergy Wholesale Commodities business. See Note 17 to the financial statements for details regarding Entergy's decommissioning trust funds.
- The interest rate risk associated with changes in interest rates as a result of Entergy's issuances of debt. Entergy manages its interest rate exposure by monitoring current interest rates and its debt outstanding in relation to total capitalization. See Notes 4 and 5 to the financial statements for the details of Entergy's debt outstanding.

The Utility business has limited exposure to the effects of market risk because it operates primarily under cost-based rate regulation. To the extent approved by their retail rate regulators, the Utility operating companies hedge exposure to natural gas price volatility.

Entergy's commodity and financial instruments are exposed to credit risk. Credit risk is the risk of loss from nonperformance by suppliers, customers, or financial counterparties to a contract or agreement. Entergy is also exposed to a potential demand on liquidity due to credit support requirements within its supply or sales agreements.

Commodity Price Risk

POWER GENERATION

As a wholesale generator, Entergy Wholesale Commodities' core business is selling energy, measured in MWh, to its customers. Entergy Wholesale Commodities enters into forward contracts with its customers and sells energy in the day ahead or spot markets. In addition to selling the energy produced by its plants, Entergy Wholesale Commodities also sells unforced capacity from its nuclear plants to load-serving entities, which allows those companies to meet specified reserve and related requirements placed on them by the ISOs in their respective areas. Entergy Wholesale Commodities' forward fixed price power contracts consist of contracts to sell energy only, contracts to sell capacity only, and bundled contracts in which it sells both capacity and energy. While the terminology and payment mechanics vary in these contracts, each of these types of contracts requires

Entergy Wholesale Commodities to deliver MWh of energy to its counterparties, make capacity available to them, or both. The following is a summary as of December 31, 2010 of the amount of Entergy Wholesale Commodities' nuclear power plants' planned energy output that is sold forward under physical or financial contracts:

Entergy Wholesale Commodities	2011	2012	2013	2014	2015
Percent of planned generation sold forward:					
Unit-contingent	79%	59%	34%	14%	12%
Unit-contingent with guarantee of availability[1]	17%	14%	6%	3%	3%
Firm LD	3%	24%	0%	8%	0%
Offsetting positions	(3%)	(10%)	0%	0%	0%
Total energy sold forward	96%	87%	40%	25%	15%
Planned generation (TWh)[4]	41	41	40	41	41
Average revenue under contract per MWh[2][3]	$53	$49	$47	$51	$51

(1) A sale of power on a unit-contingent basis coupled with a guarantee of availability provides for the payment to the power purchaser of contract damages, if incurred, in the event the seller fails to deliver power as a result of the failure of the specified generation unit to generate power at or above a specified availability threshold. All of Entergy's outstanding guarantees of availability provide for dollar limits on Entergy's maximum liability under such guarantees.

(2) The Vermont Yankee acquisition included a 10-year PPA under which the former owners will buy most of the power produced by the plant, which is through the expiration in 2012 of the current operating license for the plant. The PPA includes an adjustment clause under which the prices specified in the PPA will be adjusted downward monthly, beginning in November 2005, if power market prices drop below PPA prices, which has not happened thus far.

(3) Average revenue under contract may fluctuate due to positive or negative basis differences, option premiums, costs to convert firm LD to unit-contingent, and other risk management costs. Also, average revenue under contract excludes payments owed under the value sharing agreement with NYPA.

(4) Assumes license renewal for plants whose current licenses expire within five years. License renewal applications are in process for four units, as follows (with current license expirations in parentheses): Vermont Yankee (March 2012), Pilgrim (June 2012), Indian Point 2 (September 2013), and Indian Point 3 (December 2015).

Entergy estimates that a $10 per MWh change in the annual average energy price in the markets in which the Entergy Wholesale Commodities nuclear business sells power, based on December 31, 2010 market conditions, planned generation volume, and hedged position, would have a corresponding effect on pre-tax net income of $17 million in 2011. Entergy estimates that, based on December 31, 2009 market conditions, planned generation volume, and hedged position, a $10 per MWh change in the annual average energy price would have had a corresponding effect on pre-tax net income of $53 million in 2010.

Entergy's purchase of the FitzPatrick and Indian Point 3 plants from NYPA included value sharing agreements with NYPA. In October 2007, NYPA and the subsidiaries that own the FitzPatrick and Indian Point 3 plants amended and restated the value sharing agreements to clarify and amend certain provisions of the original terms. Under the amended value sharing agreements, the Entergy subsidiaries agreed to make annual payments to NYPA based on the generation output of the Indian Point 3 and FitzPatrick plants from January 2007 through December 2014. Entergy subsidiaries will pay NYPA $6.59 per MWh for power sold from Indian Point 3, up to an annual cap of $48 million, and $3.91 per MWh for power sold from FitzPatrick, up to an annual cap of $24 million. The annual payment for each year's output is due by January 15 of the following year. Entergy will record the liability for payments to NYPA as power is generated and sold by Indian Point 3 and FitzPatrick. In 2010, 2009, and 2008, Entergy Wholesale Commodities recorded a $72 million liability for generation during each of those years. An amount equal to the liability was recorded each year to the plant asset account as contingent purchase price consideration for the plants. This amount will be depreciated over the expected remaining useful life of the plants.

Some of the agreements to sell the power produced by Entergy Wholesale Commodities' power plants contain provisions that require an Entergy subsidiary to provide collateral to secure its obligations under the agreements. The Entergy subsidiary is required to provide collateral based upon the difference between the current market and contracted power prices in the regions where Entergy Wholesale Commodities sells power. The primary form of collateral to satisfy these requirements is an Entergy Corporation guaranty. Cash and letters of credit are also acceptable forms of collateral. At December 31, 2010, based on power prices at that time, Entergy had credit exposure of $14 million under the guarantees in place supporting Entergy Nuclear Power Marketing (a subsidiary in the Entergy Wholesale Commodities segment) transactions, $20 million of guarantees that support letters of credit, and $5 million of posted cash collateral to the ISOs. As of December 31, 2010, the credit exposure associated with Entergy Wholesale Commodities assurance requirements would increase by $123 million for a $1 per MMBtu increase in gas prices in both the short-and long-term markets. In the event of a decrease in Entergy Corporation's credit rating to below investment grade, based on power prices as of December 31, 2010, Entergy would have been required to provide approximately $78 million of additional cash or letters of credit under some of the agreements.

As of December 31, 2010, the counterparties or their guarantors for 99.7% of the planned energy output under contract for Entergy Wholesale Commodities nuclear plants through 2015 have public investment grade credit ratings and 0.3% is with load-serving entities without public credit ratings.

In addition to selling the power produced by its plants, Entergy Wholesale Commodities sells unforced capacity to load-serving distribution companies in order for those companies to meet requirements placed on them by the ISO in their area. Following is a summary as of December 31, 2010 of the amount of the Entergy Wholesale Commodities nuclear plants' installed capacity that is sold forward, and the blended amount of the Entergy Wholesale Commodities nuclear plants' planned generation output and installed capacity that is sold forward:

Entergy Wholesale Commodities	2011	2012	2013	2014	2015
Percent of capacity sold forward:					
Bundled capacity and energy contracts	25%	18%	16%	16%	16%
Capacity contracts	37%	29%	26%	10%	0%
Total capacity sold forward	62%	47%	42%	26%	16%
Planned net MW in operation	4,998	4,998	4,998	4,998	4,998
Average revenue under contract per kW per month (applies to capacity contracts only)	$2.6	$3.0	$3.1	$3.5	$ –
Blended capacity and energy recap (based on revenues) % of planned generation and capacity sold forward	96%	87%	40%	26%	15%
Average revenue under contract per MWh	$54	$51	$50	$53	$52

Management's Financial Discussion and Analysis continued

Critical Accounting Estimates

The preparation of Entergy's financial statements in conformity with generally accepted accounting principles requires management to apply appropriate accounting policies and to make estimates and judgments that can have a significant effect on reported financial position, results of operations, and cash flows. Management has identified the following accounting policies and estimates as critical because they are based on assumptions and measurements that involve a high degree of uncertainty, and the potential for future changes in the assumptions and measurements that could produce estimates that would have a material effect on the presentation of Entergy's financial position or results of operations.

Nuclear Decommissioning Costs

Entergy subsidiaries own nuclear generation facilities in both its Utility and Entergy Wholesale Commodities business units. Regulations require Entergy subsidiaries to decommission the nuclear power plants after each facility is taken out of service, and money is collected and deposited in trust funds during the facilities' operating lives in order to provide for this obligation. Entergy conducts periodic decommissioning cost studies to estimate the costs that will be incurred to decommission the facilities. The following key assumptions have a significant effect on these estimates:

- **COST ESCALATION FACTORS** – Entergy's current decommissioning cost studies include an assumption that decommissioning costs will escalate over present cost levels by annual factors ranging from approximately 3% to 3.5%. A 50 basis point change in this assumption could change the ultimate cost of decommissioning a facility by as much as an approximate average of 20% to 25%. To the extent that a high probability of license renewal is assumed, a change in the estimated inflation or cost escalation rate has a larger effect on the undiscounted cash flows because the rate of inflation is factored into the calculation for a longer period of time.
- **TIMING** – In projecting decommissioning costs, two assumptions must be made to estimate the timing of plant decommissioning. First, the date of the plant's retirement must be estimated. A high probability that the plant's license will be renewed and operate for some time beyond the original license term has currently been assumed for purposes of calculating the decommissioning liability for a number of Entergy's nuclear units. Second, an assumption must be made whether decommissioning will begin immediately upon plant retirement, or whether the plant will be held in "safestore" status for later decommissioning, as permitted by applicable regulations. While the effect of these assumptions cannot be determined with precision, a change of assumption of either renewal or use of a "safestore" status can possibly change the present value of these obligations. Future revisions to appropriately reflect changes needed to the estimate of decommissioning costs will affect net income, only to the extent that the estimate of any reduction in the liability exceeds the amount of the undepreciated asset retirement cost at the date of the revision, for unregulated portions of Entergy's business. Any increases in the liability recorded due to such changes are capitalized and depreciated over the asset's remaining economic life.
- **SPENT FUEL DISPOSAL** – Federal law requires the DOE to provide for the permanent storage of spent nuclear fuel, and legislation has been passed by Congress to develop a repository at Yucca Mountain, Nevada. However the DOE has not yet begun accepting spent nuclear fuel and is in non-compliance with federal law. The DOE continues to delay meeting its obligation and Entergy is continuing to pursue damages claims against the DOE for its failure to provide timely spent fuel storage. Until a federal site is available, however, nuclear plant operators must provide for interim spent fuel storage on the nuclear plant site, which can require the construction and maintenance of dry cask storage sites or other facilities. The costs of developing and maintaining these facilities can have a significant effect (as much as an average of 20% to 30% of estimated decommissioning costs). Entergy's decommissioning studies may include cost estimates for spent fuel storage. However, these estimates could change in the future based on the timing of the opening of an appropriate facility designated by the federal government to receive spent nuclear fuel.
- **TECHNOLOGY AND REGULATION** – Over the past several years, more practical experience with the actual decommissioning of facilities has been gained and that experience has been incorporated in to Entergy's current decommissioning cost estimates. However, given the long duration of decommissioning projects, additional experience, including technological advancements in decommissioning, could occur and affect current cost estimates. If regulations regarding nuclear decommissioning were to change, this could have a potentially significant effect on cost estimates. The effect of these potential changes is not presently determinable.
- **INTEREST RATES** – The estimated decommissioning costs that form the basis for the decommissioning liability recorded on the balance sheet are discounted to present values using a credit-adjusted risk-free rate. When the decommissioning cost estimate is significantly changed requiring a revision to the decommissioning liability and the change results in an increase in cash flows, that increase is discounted using a current credit-adjusted risk-free rate. Under accounting rules, if the revision in estimate results in a decrease in estimated cash flows, that decrease is discounted using the previous credit-adjusted risk-free rate. Therefore, to the extent that one of the factors noted above changes resulting in a significant increase in estimated cash flows, current interest rates will affect the calculation of the present value of the additional decommissioning liability.

In the first quarter 2009, Entergy Arkansas recorded a revision to its estimated decommissioning cost liabilities for ANO 1 and 2 as a result of a revised decommissioning cost study. The revised estimates resulted in an $8.9 million reduction in its decommissioning liability, along with a corresponding reduction in the related regulatory asset.

In the second quarter 2009, System Energy recorded a revision to its estimated decommissioning cost liability for Grand Gulf as a result of a revised decommissioning cost study. The revised estimate resulted in a $4.2 million reduction in its decommissioning liability, along with a corresponding reduction in the related regulatory asset.

In the fourth quarter 2009, Entergy Gulf States Louisiana recorded a revision to its estimated decommissioning cost liability for River Bend as a result of a revised decommissioning cost study. The revised estimate resulted in a $78.7 million increase in its decommissioning liability, along with a corresponding increase in the related asset retirement obligation asset that will be depreciated over the remaining life of the unit.

Unbilled Revenue

As discussed in Note 1 to the financial statements, Entergy records an estimate of the revenues earned for energy delivered since the latest customer billing. Each month the estimated unbilled revenue amounts are recorded as revenue and a receivable, and the prior month's estimate is reversed. The difference between the estimate of the unbilled receivable at the beginning of the period and the end of the period is the amount of unbilled revenue recognized during the period. The estimate recorded is primarily based upon an estimate of customer usage during the unbilled period and the billed price to customers in that month. Therefore, revenue recognized may be affected by the estimated price and usage at the beginning and end of each period, in addition to changes in certain components of the calculation.

Impairment of Long-Lived Assets and Trust Fund Investments

Entergy has significant investments in long-lived assets in all of its segments, and Entergy evaluates these assets against the market economics and under the accounting rules for impairment whenever there are indications that impairments may exist. This evaluation involves a significant degree of estimation and uncertainty. In the Utility business, portions of River Bend are not included in rate base, which could reduce the revenue that would otherwise be recovered for the applicable portions of its generation. In the Entergy Wholesale Commodities business, Entergy's investments in merchant nuclear generation assets are subject to impairment if adverse market conditions arise, if a unit ceases operation, or for certain units if their operating licenses are not renewed. Entergy's investments in merchant non-nuclear generation assets are subject to impairment if adverse market conditions arise.

In order to determine if Entergy should recognize an impairment of a long-lived asset that is to be held and used, accounting standards require that the sum of the expected undiscounted future cash flows from the asset be compared to the asset's carrying value. The carrying value of the asset includes any capitalized asset retirement cost associated with the recording of an additional decommissioning liability, therefore changes in assumptions that affect the decommissioning liability can increase or decrease the carrying value of the asset subject to impairment. If the expected undiscounted future cash flows exceed the carrying value, no impairment is recorded; if such cash flows are less than the carrying value, Entergy is required to record an impairment charge to write the asset down to its fair value. If an asset is held for sale, an impairment is required to be recognized if the fair value (less costs to sell) of the asset is less than its carrying value.

These estimates are based on a number of key assumptions, including:

- **FUTURE POWER AND FUEL PRICES** – Electricity and gas prices have been very volatile in recent years, and this volatility is expected to continue. This volatility necessarily increases the imprecision inherent in the long-term forecasts of commodity prices that are a key determinant of estimated future cash flows.
- **MARKET VALUE OF GENERATION ASSETS** – Valuing assets held for sale requires estimating the current market value of generation assets. While market transactions provide evidence for this valuation, the market for such assets is volatile and the value of individual assets is impacted by factors unique to those assets.
- **FUTURE OPERATING COSTS** – Entergy assumes relatively minor annual increases in operating costs. Technological or regulatory changes that have a significant impact on operations could cause a significant change in these assumptions.
- **TIMING** – Entergy currently assumes, for a number of its nuclear units, that the plant's license will be renewed. A change in that assumption could have a significant effect on the expected future cash flows and result in a significant effect on operations.

Four nuclear power plants in the Entergy Wholesale Commodities business segment have applications pending for NRC license renewals. This includes the Vermont Yankee plant, which currently has an operating license that expires March 21, 2012. In addition to its federal NRC license, there is a two-step state law licensing process for obtaining a Certificate of Public Good (CPG) to operate Vermont Yankee and store spent nuclear fuel beyond March 21, 2012, when the current CPG expires. First, the Vermont legislature must vote affirmatively to permit the Vermont Public Service Board to consider Vermont Yankee's application for a renewed CPG for the continued operation of Vermont Yankee and for storage of spent fuel. Second, the Vermont Public Service Board must vote to renew the CPG. On March 3, 2008, Entergy filed an application with the VPSB to renew its CPG. On February 24, 2010, a bill to approve the continued operation of Vermont Yankee was advanced to a vote in the Vermont Senate and defeated by a margin of 26 to 4. Neither house of the Vermont General Assembly has voted on a similar bill since that time.

If Entergy concludes that Vermont Yankee is unlikely to operate significantly beyond its current license expiration date in 2012, it could result in an impairment of part or all of the carrying value of the plant. Entergy's evaluation of the probability associated with operations of the plant past 2012 includes a number of factors such as the status of the NRC's evaluation of Entergy's application for license renewal, the status of state regulatory issues as described above, the potential sale of the plant, and the application of federal laws regarding the continued operations of nuclear facilities. In preparing its 2010 financial statements Entergy evaluated these factors and concluded that the carrying value of Vermont Yankee is not impaired as of December 31, 2010. The net carrying value of the plant, including nuclear fuel, is $424 million as of December 31, 2010.

Management's Financial Discussion and Analysis continued

Effective January 1, 2009, Entergy adopted an accounting pronouncement providing guidance regarding recognition and presentation of other-than-temporary impairments related to investments in debt securities. The assessment of whether an investment in a debt security has suffered an other-than-temporary impairment is based on whether Entergy has the intent to sell or more likely than not will be required to sell the debt security before recovery of its amortized costs. Further, if Entergy does not expect to recover the entire amortized cost basis of the debt security, an other-than-temporary-impairment is considered to have occurred and it is measured by the present value of cash flows expected to be collected less the amortized cost basis (credit loss). For debt securities held as of January 1, 2009 for which an other-than-temporary impairment had previously been recognized but for which assessment under the new guidance indicates this impairment is temporary, Entergy recorded an adjustment to its opening balance of retained earnings of $11.3 million ($6.4 million net-of-tax). Entergy did not have any material other than temporary impairments relating to credit losses on debt securities in 2010 or 2009. The assessment of whether an investment in an equity security has suffered an other than temporary impairment continues to be based on a number of factors including, first, whether Entergy has the ability and intent to hold the investment to recover its value, the duration and severity of any losses, and, then, whether it is expected that the investment will recover its value within a reasonable period of time. Entergy's trusts are managed by third parties who operate in accordance with agreements that define investment guidelines and place restrictions on the purchases and sales of investments. As discussed in Note 1 to the financial statements, unrealized losses that are not considered temporarily impaired are recorded in earnings for Entergy Wholesale Commodities. Entergy Wholesale Commodities recorded charges to other income of $1 million in 2010, $86 million in 2009, and $50 million in 2008 resulting from the recognition of impairments of certain securities held in its decommissioning trust funds that are not considered temporary. Additional impairments could be recorded in 2011 to the extent that then current market conditions change the evaluation of recoverability of unrealized losses.

Qualified Pension and Other Postretirement Benefits

Entergy sponsors qualified, defined benefit pension plans which cover substantially all employees. Additionally, Entergy currently provides postretirement health care and life insurance benefits for substantially all employees who reach retirement age while still working for Entergy. Entergy's reported costs of providing these benefits, as described in Note 11 to the financial statements, are impacted by numerous factors including the provisions of the plans, changing employee demographics, and various actuarial calculations, assumptions, and accounting mechanisms. Because of the complexity of these calculations, the long-term nature of these obligations, and the importance of the assumptions utilized, Entergy's estimate of these costs is a critical accounting estimate for the Utility and Entergy Wholesale Commodities segments.

ASSUMPTIONS

Key actuarial assumptions utilized in determining these costs include:

- Discount rates used in determining future benefit obligations;
- Projected health care cost trend rates;
- Expected long-term rate of return on plan assets; and
- Rate of increase in future compensation levels.

Entergy reviews these assumptions on an annual basis and adjusts them as necessary. The falling interest rate environment and worse-than-expected performance of the financial equity markets in 2008, partially offset by recoveries in 2009 and 2010, have impacted Entergy's funding and reported costs for these benefits. In addition, these trends have caused Entergy to make a number of adjustments to its assumptions.

In selecting an assumed discount rate to calculate benefit obligations, Entergy reviews market yields on high-quality corporate debt and matches these rates with Entergy's projected stream of benefit payments. Based on recent market trends, the discount rates used to calculate its qualified pension benefit obligation decreased from a range of 6.10% to 6.30% for its specific pension plans in 2009 to a range of 5.6% to 5.7% in 2010. The discount rate used to calculate its other postretirement benefit obligation also decreased from 6.10% in 2009 to 5.5% in 2010. Entergy's assumed discount rates used to calculate the 2008 pension and other postretirement obligations were 6.75% and 6.7%, respectively.

Entergy reviews actual recent cost trends and projected future trends in establishing health care cost trend rates. Based on this review, Entergy's health care cost trend rate assumption used in calculating the December 31, 2010 accumulated postretirement benefit obligation was an 8.5% increase in health care costs in 2011 gradually decreasing each successive year, until it reaches a 4.75% annual increase in health care costs in 2019 and beyond for pre-65 retirees and 4.75% in 2018 and beyond for post-65 retirees.

The assumed rate of increase in future compensation levels used to calculate benefit obligations was 4.23% in 2010 and 2009.

In determining its expected long-term rate of return on plan assets used in calculation of benefit plan costs, Entergy reviews past long-term performance, asset allocations, and long-term inflation assumptions. Entergy targets an asset allocation for its qualified pension plan assets of roughly 65% equity securities and 35% fixed-income securities. The target allocations for Entergy's non-taxable postretirement benefit assets are 55% equity securities and 45% fixed-income securities and, for its taxable other postretirement benefit assets, 35% equity securities and 65% fixed-income securities. Entergy's expected long-term rate of return on qualified pension assets and non-taxable other postretirement assets used to calculate qualified pension and other postretirement benefits costs was 8.5% and 7.75%, respectively for 2010 and 8.5% for both qualified and other postretirement benefit costs for 2009 and 2008. Entergy's expected long-term rates of return on qualified pension assets and non-taxable other postretirement assets used to calculate 2011 qualified pension and other postretirement benefits costs were 8.5% and 7.75%, respectively. Entergy's expected long-term rates of return on taxable other postretirement assets used to calculate other postretirement benefits costs were 5.5% in 2011 and 2010, 6% in 2009 and 5.5% in 2008.

Cost Sensitivity

The following chart reflects the sensitivity of qualified pension cost to changes in certain actuarial assumptions (dollars in thousands):

Actuarial Assumption	Change in Assumption	Impact on 2010 Qualified Pension Cost	Impact on Qualified Projected Benefit Obligation
		Increase/(Decrease)	
Discount rate	(0.25%)	$13,682	$131,414
Rate of return on plan assets	(0.25%)	$ 7,634	–
Rate of increase in compensation	0.25%	$ 6,367	$ 30,374

The following chart reflects the sensitivity of postretirement benefit cost to changes in certain actuarial assumptions (dollars in thousands):

Actuarial Assumption	Change in Assumption	Impact on 2010 Postretirement Benefit Cost	Impact on Accumulated Postretirement Benefit Obligation
		Increase/(Decrease)	
Health care cost trend	0.25%	$6,500	$34,291
Discount rate	(0.25%)	$4,375	$40,557

Each fluctuation above assumes that the other components of the calculation are held constant.

ACCOUNTING MECHANISMS

Effective December 31, 2006, accounting standards required an employer to recognize in its balance sheet the funded status of its benefit plans. Refer to Note 11 to the financial statements for a further discussion of Entergy's funded status.

In accordance with pension accounting standards, Entergy utilizes a number of accounting mechanisms that reduce the volatility of reported pension costs. Differences between actuarial assumptions and actual plan results are deferred and are amortized into expense only when the accumulated differences exceed 10% of the greater of the projected benefit obligation or the market-related value of plan assets. If necessary, the excess is amortized over the average remaining service period of active employees.

Entergy calculates the expected return on pension and other postretirement benefit plan assets by multiplying the long-term expected rate of return on assets by the market-related value (MRV) of plan assets. Entergy determines the MRV of pension plan assets by calculating a value that uses a 20-quarter phase-in of the difference between actual and expected returns. For other postretirement benefit plan assets Entergy uses fair value when determining MRV.

COSTS AND FUNDING

In 2010, Entergy's total qualified pension cost was $147.1 million. Entergy anticipates 2011 qualified pension cost to be $154 million. Pension funding was $454 million for 2010. Entergy's contributions to the pension trust are currently estimated to be approximately $368.8 million in 2011, although the required pension contributions will not be known with more certainty until the January 1, 2011 valuations are completed by April 1, 2011.

Minimum required funding calculations as determined under Pension Protection Act guidance are performed annually as of January 1 of each year and are based on measurements of the assets and funding liabilities as measured at that date. Any excess of the funding liability over the calculated fair market value of assets results in a funding shortfall which, under the Pension Protection Act, must be funded over a seven-year rolling period. The Pension Protection Act also imposes certain plan limitations if the funded percentage, which is based on a calculated fair market values of assets divided by funding liabilities, does not meet certain thresholds. For funding purposes, asset gains and losses are smoothed in to the calculated fair market value of assets and the funding liability is based upon a weighted average 24-month corporate bond rate published by the U.S. Treasury; therefore, periodic changes in asset returns and interest rates can affect funding shortfalls and future cash contributions.

Total postretirement health care and life insurance benefit costs for Entergy in 2010 were $111.1 million, including $26.6 million in savings due to the estimated effect of future Medicare Part D subsidies. Entergy expects 2011 postretirement health care and life insurance benefit costs to be $114.7 million. This includes a projected $33 million in savings due to the estimated effect of future Medicare Part D subsidies. Entergy contributed $75 million to its postretirement plans in 2010. Entergy's current estimate of contributions to its other postretirement plans is approximately $78 million in 2011.

FEDERAL HEALTHCARE LEGISLATION

The Patient Protection and Affordable Care Act (PPACA) became federal law on March 23, 2010, and, on March 30, 2010, the Health Care and Education Reconciliation Act of 2010 became federal law and amended certain provisions of the PPACA. These new federal laws change the law governing employer-sponsored group health plans, like Entergy's plans, and include, among other things, the following significant provisions:

- A 40% excise tax on per capita medical benefit costs that exceed certain thresholds;
- Change in coverage limits for dependants; and
- Elimination of lifetime caps.

The total impact of PPACA is not yet determinable because technical guidance regarding application must still be issued. Additionally, ongoing litigation and political discussions are in progress regarding the constitutionality of and the potential repeal of health care reform, although whether that occurs and what parts of health care reform would be invalidated or repealed is not yet known. Entergy will continue to monitor these developments to determine the possible impact on Entergy as a result of PPACA. Entergy is participating in the programs currently provided for under PPACA, such as the early retiree reinsurance program, which may provide for some limited reimbursements of certain claims for early retirees aged 55 to 64 who are not yet eligible for Medicare.

One provision of the new law that is effective in 2013 eliminates the federal income tax deduction for prescription drug expenses of Medicare beneficiaries for which the plan sponsor also receives the retiree drug subsidy under Part D. Entergy receives subsidy payments under the Medicare Part D plan and therefore in the first quarter 2010 recorded a reduction to the deferred tax asset related to the unfunded other postretirement benefit obligation. The offset was recorded as a $16 million charge to income tax expense or, for the Utility, including each Registrant Subsidiary, as a regulatory asset.

Management's Financial Discussion and Analysis concluded

Other Contingencies

As a company with multi-state domestic utility operations and a history of international investments, Entergy is subject to a number of federal, state, and international laws and regulations and other factors and conditions in the areas in which it operates, which potentially subject it to environmental, litigation, and other risks. Entergy periodically evaluates its exposure for such risks and records a reserve for those matters which are considered probable and estimable in accordance with generally accepted accounting principles.

ENVIRONMENTAL

Entergy must comply with environmental laws and regulations applicable to the handling and disposal of hazardous waste. Under these various laws and regulations, Entergy could incur substantial costs to restore properties consistent with the various standards. Entergy conducts studies to determine the extent of any required remediation and has recorded reserves based upon its evaluation of the likelihood of loss and expected dollar amount for each issue. Additional sites could be identified which require environmental remediation for which Entergy could be liable. The amounts of environmental reserves recorded can be significantly affected by the following external events or conditions:

- Changes to existing state or federal regulation by governmental authorities having jurisdiction over air quality, water quality, control of toxic substances and hazardous and solid wastes, and other environmental matters.
- The identification of additional sites or the filing of other complaints in which Entergy may be asserted to be a potentially responsible party.
- The resolution or progression of existing matters through the court system or resolution by the EPA.

LITIGATION

Entergy has been named as defendant in a number of lawsuits involving employment, ratepayer, and injuries and damages issues, among other matters. Entergy periodically reviews the cases in which it has been named as defendant and assesses the likelihood of loss in each case as probable, reasonably estimable, or remote and records reserves for cases which have a probable likelihood of loss and can be estimated. Notes 2 and 8 to the financial statements include more detail on ratepayer and other lawsuits and management's assessment of the adequacy of reserves recorded for these matters. Given the environment in which Entergy operates, and the unpredictable nature of many of the cases in which Entergy is named as a defendant, however, the ultimate outcome of the litigation Entergy is exposed to has the potential to materially affect the results of operations of Entergy, or its operating company subsidiaries.

UNCERTAIN TAX POSITIONS

Entergy's operations, including acquisitions and divestitures, require Entergy to evaluate risks such as the potential tax effects of a transaction, or warranties made in connection with such a transaction. Entergy believes that it has adequately assessed and provided for these types of risks, where applicable. Any reserves recorded for these types of issues, however, could be significantly affected by events such as claims made by third parties under warranties, additional transactions contemplated by Entergy, or completion of reviews of the tax treatment of certain transactions or issues by taxing authorities. Entergy does not expect a material adverse effect on earnings from these matters.

New Accounting Pronouncements

The accounting standard-setting process, including projects between the FASB and the International Accounting Standards Board (IASB) to converge U.S. GAAP and International Financial Reporting Standards, is ongoing and the FASB and the IASB are each currently working on several projects that have not yet resulted in final pronouncements. Final pronouncements that result from these projects could have a material effect on Entergy's future net income or financial position.

Report of Management

Management of Entergy Corporation and its subsidiaries has prepared and is responsible for the financial statements and related financial information included in this document. To meet this responsibility, management establishes and maintains a system of internal controls designed to provide reasonable assurance regarding the preparation and fair presentation of financial statements in accordance with generally accepted accounting principles. This system includes communication through written policies and procedures, an employee Code of Entegrity, and an organizational structure that provides for appropriate division of responsibility and training of personnel. This system is also tested by a comprehensive internal audit program.

Entergy management assesses the effectiveness of Entergy's internal control over financial reporting on an annual basis. In making this assessment, management uses the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. Management acknowledges, however, that all internal control systems, no matter how well designed, have inherent limitations and can provide only reasonable assurance with respect to financial statement preparation and presentation.

Entergy Corporation and the Registrant Subsidiaries' independent registered public accounting firm, Deloitte & Touche LLP, has issued an attestation report on the effectiveness of Entergy's internal control over financial reporting as of December 31, 2010, which is included herein on page 55.

In addition, the Audit Committee of the Board of Directors, composed solely of independent Directors, meets with the independent auditors, internal auditors, management, and internal accountants periodically to discuss internal controls, and auditing and financial reporting matters. The Audit Committee appoints the independent auditors annually, seeks shareholder ratification of the appointment, and reviews with the independent auditors the scope and results of the audit effort. The Audit Committee also meets periodically with the independent auditors and the chief internal auditor without management present, providing free access to the Audit Committee.

Based on management's assessment of internal controls using the COSO criteria, management believes that Entergy and each of the Registrant Subsidiaries maintained effective internal control over financial reporting as of December 31, 2010. Management further believes that this assessment, combined with the policies and procedures noted above, provides reasonable assurance that Entergy's and each of the Registrant Subsidiaries' financial statements are fairly and accurately presented in accordance with generally accepted accounting principles.

J. Wayne Leonard

J. WAYNE LEONARD
Chairman and
Chief Executive Officer

L. P. Denault

LEO P. DENAULT
Executive Vice President
and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Entergy Corporation and Subsidiaries
New Orleans, Louisiana

We have audited the accompanying consolidated balance sheets of Entergy Corporation and Subsidiaries (the "Corporation") as of December 31, 2010 and 2009, and the related consolidated income statements, consolidated statements of changes in equity and comprehensive income, and consolidated statements of cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Entergy Corporation and Subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Corporation's internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2011 expressed an unqualified opinion on the Corporation's internal control over financial reporting.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
New Orleans, Louisiana
February 25, 2011

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Entergy Corporation and Subsidiaries
New Orleans, Louisiana

We have audited the internal control over financial reporting of Entergy Corporation and Subsidiaries (the "Corporation") as of December 31, 2010, based on criteria established in Internal Control —Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of the Corporation and our report dated February 25, 2011 expressed an unqualified opinion on those consolidated financial statements.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
New Orleans, Louisiana
February 25, 2011

Internal Control Over Financial Reporting

The management of Entergy Corporation is responsible for establishing and maintaining adequate internal control over financial reporting for Entergy. Entergy's internal control system is designed to provide reasonable assurance regarding the preparation and fair presentation of Entergy's financial statements presented in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Entergy's management assessed the effectiveness of Entergy's internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework.

Based on management's assessment and the criteria set forth by COSO, management believes that Entergy maintained effective internal control over financial reporting as of December 31, 2010.

Entergy's registered public accounting firm has issued an attestation report on Entergy's internal control over financial reporting.

Changes in Internal Controls Over Financial Reporting

Under the supervision and with the participation of management, including the Principal Executive Officer and Principal Financial Officer, Entergy evaluated changes in internal control over financial reporting that occurred during the quarter ended December 31, 2010 and found no change that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

Consolidated Income Statements

In thousands, except share data, for the years ended December 31,	2010	2009	2008
OPERATING REVENUES			
Electric	$ 8,740,637	$ 7,880,016	$10,073,160
Natural gas	197,658	172,213	241,856
Competitive businesses	2,549,282	2,693,421	2,778,740
Total	11,487,577	10,745,650	13,093,756
OPERATING EXPENSES			
Operating and maintenance:			
Fuel, fuel-related expenses, and gas purchased for resale	2,518,582	2,309,831	3,577,764
Purchased power	1,659,416	1,395,203	2,491,200
Nuclear refueling outage expenses	256,123	241,310	221,759
Other operation and maintenance	2,969,402	2,750,810	2,742,762
Decommissioning	211,736	199,063	189,409
Taxes other than income taxes	534,299	503,859	496,952
Depreciation and amortization	1,069,894	1,082,775	1,030,860
Other regulatory charges (credits) - net	44,921	(21,727)	59,883
Total	9,264,373	8,461,124	10,810,589
Gain on sale of business	44,173	–	–
OPERATING INCOME	2,267,377	2,284,526	2,283,167
OTHER INCOME			
Allowance for equity funds used during construction	59,381	59,545	44,523
Interest and investment income	185,455	236,628	197,872
Other than temporary impairment losses	(1,378)	(86,069)	(49,656)
Miscellaneous - net	(48,124)	(40,396)	(23,452)
Total	195,334	169,708	169,287
INTEREST EXPENSE			
Interest expense	610,146	603,679	634,188
Allowance for borrowed funds used during construction	(34,979)	(33,235)	(25,267)
Total	575,167	570,444	608,921
INCOME BEFORE INCOME TAXES	1,887,544	1,883,790	1,843,533
Income taxes	617,239	632,740	602,998
CONSOLIDATED NET INCOME	1,270,305	1,251,050	1,240,535
Preferred dividend requirements of subsidiaries	20,063	19,958	19,969
NET INCOME ATTRIBUTABLE TO ENTERGY CORPORATION	$ 1,250,242	$ 1,231,092	$ 1,220,566
Earnings per average common share:			
Basic	$6.72	$6.39	$6.39
Diluted	$6.66	$6.30	$6.20
Dividends declared per common share	$3.24	$3.00	$3.00
Basic average number of common shares outstanding	186,010,452	192,772,032	190,925,613
Diluted average number of common shares outstanding	187,814,235	195,838,068	201,011,588

See Notes to Financial Statements.

Consolidated Statements of Changes in Equity and Comprehensive Income

In thousands, for the years ended December 31, 2010, 2009, and 2008	Subsidiaries' Preferred Stock	Common Shareholders' Equity: Common Stock	Treasury Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
BALANCE AT DECEMBER 31, 2007	$ 94,000	$2,482	$(3,734,865)	$4,850,769	$6,735,965	$ 8,320	$7,956,671
Consolidated net income[(a)]	19,969	–	–	–	1,220,566	–	1,240,535
Other comprehensive income:							
Cash flow hedges net unrealized gain (net of tax expense of $78,837)	–	–	–	–	–	133,370	133,370
Pension and other postretirement liabilities (net of tax benefit of $68,076)	–	–	–	–	–	(125,087)	(125,087)
Net unrealized investment losses (net of tax benefit of $108,049)	–	–	–	–	–	(126,013)	(126,013)
Foreign currency translation (net of tax benefit of $1,770)	–	–	–	–	–	(3,288)	(3,288)
Total comprehensive income							1,119,517
Common stock repurchases	–	–	(512,351)	–	–	–	(512,351)
Common stock issuances related to stock plans	–	–	72,002	18,534	–	–	90,536
Common stock dividends declared	–	–	–	–	(573,924)	–	(573,924)
Preferred dividend requirements of subsidiaries[(a)]	(19,969)	–	–	–	–	–	(19,969)
Capital stock and other expenses	–	–	–	–	112	–	112
BALANCE AT DECEMBER 31, 2008	$ 94,000	$2,482	$(4,175,214)	$4,869,303	$7,382,719	$(112,698)	$8,060,592
Consolidated net income[(a)]	19,958	–	–	–	1,231,092	–	1,251,050
Other comprehensive income:							
Cash flow hedges net unrealized loss (net of tax expense of $333)	–	–	–	–	–	(2,887)	(2,887)
Pension and other postretirement liabilities (net of tax benefit of $34,415)	–	–	–	–	–	(35,707)	(35,707)
Net unrealized investment gains (net of tax expense of $102,845)	–	–	–	–	–	82,929	82,929
Foreign currency translation (net of tax benefit of $246)	–	–	–	–	–	(457)	(457)
Total comprehensive income							1,294,928
Common stock repurchases	–	–	(613,125)	–	–	–	(613,125)
Common stock issuances in settlement of equity unit purchase contracts	–	66	–	499,934	–	–	500,000
Common stock issuances related to stock plans	–	–	61,172	805	–	–	61,977
Common stock dividends declared	–	–	–	–	(576,913)	–	(576,913)
Preferred dividend requirements of subsidiaries[(a)]	(19,958)	–	–	–	–	–	(19,958)
Capital stock and other expenses					(141)		(141)
Adjustment for implementation of new accounting pronouncement	–	–	–	–	6,365	(6,365)	–
BALANCE AT DECEMBER 31, 2009	$ 94,000	$2,548	$(4,727,167)	$5,370,042	$8,043,122	$ (75,185)	$8,707,360
Consolidated net income[(a)]	20,063	–	–	–	1,250,242	–	1,270,305
Other comprehensive income:							
Cash flow hedges net unrealized loss (net of tax benefit of $7,088)	–	–	–	–	–	(11,685)	(11,685)
Pension and other postretirement liabilities (net of tax benefit of $14,387)	–	–	–	–	–	(8,527)	(8,527)
Net unrealized investment gains (net of tax expense of $51,130)	–	–	–	–	–	57,523	57,523
Foreign currency translation (net of tax benefit of $182)	–	–	–	–	–	(338)	(338)
Total comprehensive income							1,307,278
Common stock repurchases	–	–	(878,576)	–	–	–	(878,576)
Common stock issuances related to stock plans	–	–	80,932	(2,568)	–	–	78,364
Common stock dividends declared	–	–	–	–	(603,963)	–	(603,963)
Preferred dividend requirements of subsidiaries[(a)]	(20,063)	–	–	–	–	–	(20,063)
BALANCE AT DECEMBER 31, 2010	$ 94,000	$2,548	$(5,524,811)	$5,367,474	$8,689,401	$ (38,212)	$8,590,400

(a) Consolidated net income and preferred dividend requirements of subsidiaries for 2010, 2009, and 2008 include $13.3 million of preferred dividends on subsidiaries' preferred stock without sinking fund that is not presented as equity.

See Notes to Financial Statements.

Consolidated Balance Sheets

In thousands, as of December 31,	2010	2009
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents:		
Cash	$ 76,290	$ 85,861
Temporary cash investments	1,218,182	1,623,690
Total cash and cash equivalents	1,294,472	1,709,551
Securitization recovery trust account	43,044	13,098
Accounts receivable:		
Customer	602,796	553,692
Allowance for doubtful accounts	(31,777)	(27,631)
Other	161,662	152,303
Accrued unbilled revenues	302,901	302,463
Total accounts receivable	1,035,582	980,827
Deferred fuel costs	64,659	126,798
Accumulated deferred income taxes	8,472	-
Fuel inventory - at average cost	207,520	196,855
Materials and supplies - at average cost	866,908	825,702
Deferred nuclear refueling outage costs	218,423	225,290
System agreement cost equalization	52,160	70,000
Prepaid taxes	301,807	184,819
Prepayments and other	246,036	201,221
Total	4,339,083	4,534,161
OTHER PROPERTY AND INVESTMENTS		
Investment in affiliates - at equity	40,697	39,580
Decommissioning trust funds	3,595,716	3,211,183
Non-utility property - at cost (less accumulated depreciation)	257,847	247,664
Other	405,946	120,273
Total	4,300,206	3,618,700
PROPERTY, PLANT AND EQUIPMENT		
Electric	37,153,061	36,343,772
Property under capital lease	800,078	783,096
Natural gas	330,608	314,256
Construction work in progress	1,661,560	1,547,319
Nuclear fuel under capital lease	-	527,521
Nuclear fuel	1,377,962	739,827
Total property, plant and equipment	41,323,269	40,255,791
Less - accumulated depreciation and amortization	17,474,914	16,866,389
Property, plant and equipment - net	23,848,355	23,389,402
DEFERRED DEBITS AND OTHER ASSETS		
Regulatory assets:		
Regulatory asset for income taxes - net	845,725	816,856
Other regulatory assets (includes securitization property of $882,346 as of December 31, 2010)	3,838,237	3,647,154
Deferred fuel costs	172,202	172,202
Goodwill	377,172	377,172
Accumulated deferred income taxes	54,523	-
Other	909,773	1,006,306
Total	6,197,632	6,019,690
TOTAL ASSETS	$38,685,276	$37,561,953

See Notes to Financial Statements.

Consolidated Balance Sheets

In thousands, as of December 31,	2010	2009
LIABILITIES AND EQUITY		
CURRENT LIABILITIES		
Currently maturing long-term debt	$ 299,548	$ 711,957
Notes payable and commercial paper	154,135	30,031
Accounts payable	1,181,099	998,228
Customer deposits	335,058	323,342
Accumulated deferred income taxes	49,307	48,584
Interest accrued	217,685	192,283
Deferred fuel costs	166,409	219,639
Obligations under capital leases	3,388	212,496
Pension and other postretirement liabilities	39,862	55,031
System agreement cost equalization	52,160	187,204
Other	277,598	215,202
Total	2,776,249	3,193,997
NON-CURRENT LIABILITIES		
Accumulated deferred income taxes and taxes accrued	8,573,646	7,662,798
Accumulated deferred investment tax credits	292,330	308,395
Obligations under capital leases	42,078	354,233
Other regulatory liabilities	539,026	378,862
Decommissioning and asset retirement cost liabilities	3,148,479	2,939,539
Accumulated provisions	395,250	141,315
Pension and other postretirement liabilities	2,175,364	2,241,039
Long-term debt (includes securitization bonds of $931,131 as of December 31, 2010)	11,317,157	10,705,738
Other	618,559	711,334
Total	27,101,889	25,443,253
Commitments and Contingencies		
Subsidiaries' preferred stock without sinking fund	216,738	217,343
EQUITY		
Common stock, $.01 par value, authorized 500,000,000 shares; issued 254,752,788 shares in 2010 and 2009	2,548	2,548
Paid-in capital	5,367,474	5,370,042
Retained earnings	8,689,401	8,043,122
Accumulated other comprehensive loss	(38,212)	(75,185)
Less - treasury stock, at cost (76,006,920 shares in 2010 and 65,634,580 shares in 2009)	5,524,811	4,727,167
Total common shareholders' equity	8,496,400	8,613,360
Subsidiaries' preferred stock without sinking fund	94,000	94,000
Total	8,590,400	8,707,360
TOTAL LIABILITIES AND EQUITY	$38,685,276	$37,561,953

See Notes to Financial Statements.

Consolidated Statements of Cash Flows

In thousands, for the years ended December 31,	2010	2009	2008
OPERATING ACTIVITIES			
Consolidated net income	$ 1,270,305	$ 1,251,050	$ 1,240,535
Adjustments to reconcile consolidated net income to net cash flow provided by operating activities:			
Depreciation, amortization, and decommissioning, including nuclear fuel amortization	1,705,331	1,458,861	1,391,689
Deferred income taxes, investment tax credits, and non-current taxes accrued	718,987	864,684	333,948
Gain on sale of business	(44,173)	-	-
Changes in working capital:			
Receivables	(99,640)	116,444	78,653
Fuel inventory	(10,665)	19,291	(7,561)
Accounts payable	216,635	(14,251)	(23,225)
Prepaid taxes and taxes accrued	(116,988)	(260,029)	122,134
Interest accrued	17,651	4,974	(652)
Deferred fuel	8,909	72,314	(38,500)
Other working capital accounts	(160,326)	(43,391)	(119,296)
Changes in provisions for estimated losses	265,284	(12,030)	12,462
Changes in other regulatory assets	339,408	(415,157)	(324,211)
Changes in pensions and other postretirement liabilities	(80,844)	71,789	828,160
Other	(103,793)	(181,391)	(169,808)
Net cash flow provided by operating activities	3,926,081	2,933,158	3,324,328
INVESTING ACTIVITIES			
Construction/capital expenditures	(1,974,286)	(1,931,145)	(2,212,255)
Allowance for equity funds used during construction	59,381	59,545	44,523
Nuclear fuel purchases	(407,711)	(525,474)	(423,951)
Proceeds from sale/leaseback of nuclear fuel	-	284,997	297,097
Proceeds from sale of assets and businesses	228,171	39,554	30,725
Payment for purchase of plant	-	-	(266,823)
Insurance proceeds received for property damages	7,894	53,760	130,114
Changes in transition charge account	(29,945)	(1,036)	7,211
NYPA value sharing payment	(72,000)	(72,000)	(72,000)
Payments to storm reserve escrow account	(296,614)	(6,802)	(248,863)
Receipts from storm reserve escrow account	9,925	-	249,461
Decrease (increase) in other investments	24,956	100,956	(73,431)
Proceeds from nuclear decommissioning trust fund sales	2,606,383	2,570,523	1,652,277
Investment in nuclear decommissioning trust funds	(2,730,377)	(2,667,172)	(1,704,181)
Net cash flow used in investing activities	(2,574,223)	(2,094,394)	(2,590,096)

See Notes to Financial Statements.

Consolidated Statements of Cash Flows

In thousands, for the years ended December 31,	2010	2009	2008
FINANCING ACTIVITIES			
Proceeds from the issuance of:			
Long-term debt	3,870,694	2,003,469	3,456,695
Common stock and treasury stock	51,163	28,198	34,775
Retirement of long-term debt	(4,178,127)	(1,843,169)	(2,486,806)
Repurchase of common stock	(878,576)	(613,125)	(512,351)
Redemption of preferred stock	–	(1,847)	–
Changes in credit borrowings - net	(8,512)	(25,000)	30,000
Dividends paid:			
Common stock	(603,854)	(576,956)	(573,045)
Preferred equity	(20,063)	(19,958)	(20,025)
Net cash flow used in financing activities	(1,767,275)	(1,048,388)	(70,757)
Effect of exchange rates on cash and cash equivalents	338	(1,316)	3,288
Net increase (decrease) in cash and cash equivalents	(415,079)	(210,940)	666,763
Cash and cash equivalents at beginning of period	1,709,551	1,920,491	1,253,728
Cash and cash equivalents at end of period	$ 1,294,472	$ 1,709,551	$ 1,920,491

	2010	2009	2008
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid during the period for:			
Interest - net of amount capitalized	$ 540,352	$ 568,417	$ 612,288
Income taxes	$ 32,144	$ 43,057	$ 137,234
Noncash financing activities:			
Long-term debt retired (equity unit notes)	–	$ (500,000)	–
Common stock issued in settlement of equity unit purchase contracts	–	$ 500,000	–

See Notes to Financial Statements.

Note 1. Summary of Significant Accounting Policies

The accompanying consolidated financial statements include the accounts of Entergy Corporation and its subsidiaries. As required by generally accepted accounting principles, all intercompany transactions have been eliminated in the consolidated financial statements. Entergy's Registrant Subsidiaries (Entergy Arkansas, Entergy Gulf States Louisiana, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, Entergy Texas, and System Energy) also include their separate financial statements in this Form 10-K. The Registrant Subsidiaries and many other Entergy subsidiaries maintain accounts in accordance with FERC and other regulatory guidelines. Certain previously reported amounts have been reclassified to conform to current classifications, with no effect on net income or common shareholders' (or members') equity.

Use of Estimates in the Preparation of Financial Statements

In conformity with generally accepted accounting principles, the preparation of Entergy Corporation's consolidated financial statements and the separate financial statements of the Registrant Subsidiaries requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses and the disclosure of contingent assets and liabilities. Adjustments to the reported amounts of assets and liabilities may be necessary in the future to the extent that future estimates or actual results are different from the estimates used.

Revenues and Fuel Costs

Entergy Arkansas, Entergy Gulf States Louisiana, Entergy Louisiana, Entergy Mississippi, and Entergy Texas generate, transmit, and distribute electric power primarily to retail customers in Arkansas, Louisiana, Louisiana, Mississippi, and Texas, respectively. Entergy Gulf States Louisiana also distributes natural gas to retail customers in and around Baton Rouge, Louisiana. Entergy New Orleans sells both electric power and natural gas to retail customers in the City of New Orleans, except for Algiers, where Entergy Louisiana is the electric power supplier. The Entergy Wholesale Commodities segment derives almost all of its revenue from sales of electric power generated by plants owned by subsidiaries in that segment.

Entergy recognizes revenue from electric power and natural gas sales when power or gas is delivered to customers. To the extent that deliveries have occurred but a bill has not been issued, Entergy's Utility operating companies accrue an estimate of the revenues for energy delivered since the latest billings. The Utility operating companies calculate the estimate based upon several factors including billings through the last billing cycle in a month, actual generation in the month, historical line loss factors, and prices in effect in Entergy's Utility operating companies' various jurisdictions. Changes are made to the inputs in the estimate as needed to reflect changes in billing practices. Each month the estimated unbilled revenue amounts are recorded as revenue and unbilled accounts receivable, and the prior month's estimate is reversed. Therefore, changes in price and volume differences resulting from factors such as weather affect the calculation of unbilled revenues from one period to the next, and may result in variability in reported revenues from one period to the next as prior estimates are reversed and new estimates recorded.

Entergy records revenue from sales under rates implemented subject to refund less estimated amounts accrued for probable refunds when Entergy believes it is probable that revenues will be refunded to customers based upon the status of the rate case as of the date the financial statements are prepared.

Entergy's Utility operating companies' rate schedules include either fuel adjustment clauses or fixed fuel factors, which allow either current recovery in billings to customers or deferral of fuel costs until the costs are billed to customers. Where the fuel component of revenues is billed based on a pre-determined fuel cost (fixed fuel factor), the fuel factor remains in effect until changed as part of a general rate case, fuel reconciliation, or fixed fuel factor filing. System Energy's operating revenues are intended to recover from Entergy Arkansas, Entergy Louisiana, Entergy Mississippi, and Entergy New Orleans operating expenses and capital costs attributable to Grand Gulf. The capital costs are computed by allowing a return on System Energy's common equity funds allocable to its net investment in Grand Gulf, plus System Energy's effective interest cost for its debt allocable to its investment in Grand Gulf.

Property, Plant, and Equipment

Property, plant, and equipment is stated at original cost. Depreciation is computed on the straight-line basis at rates based on the applicable estimated service lives of the various classes of property. For the Registrant Subsidiaries, the original cost of plant retired or removed, less salvage, is charged to accumulated depreciation. Normal maintenance, repairs, and minor replacement costs are charged to operating expenses. Substantially all of the Registrant Subsidiaries' plant is subject to mortgage liens.

Electric plant includes the portions of Grand Gulf and Waterford 3 that have been sold and leased back. For financial reporting purposes, these sale and leaseback arrangements are reflected as financing transactions.

Net property, plant, and equipment for Entergy (including property under capital lease and associated accumulated amortization) by business segment and functional category, as of December 31, 2010 and 2009, is shown below (in millions):

2010	Entergy	Utility	Entergy Wholesale Commodities	Parent and Other
Production:				
Nuclear	$ 8,393	$ 5,378	$3,015	$ –
Other	1,842	1,797	45	–
Transmission	2,986	2,956	30	–
Distribution	5,926	5,926	–	–
Other	1,661	1,411	248	2
Construction work in progress	1,662	1,300	361	1
Nuclear fuel	1,378	760	618	–
Property, plant, and equipment - net	**$23,848**	**$19,528**	**$4,317**	**$ 3**

2009	Entergy	Utility	Entergy Wholesale Commodities	Parent and Other
Production:				
Nuclear	$ 8,105	$ 5,414	$2,691	$ –
Other	1,936	1,724	212	–
Transmission	2,922	2,889	33	–
Distribution	5,948	5,948	–	–
Other	1,664	1,398	263	3
Construction work in progress	1,547	1,134	414	(1)
Nuclear fuel (leased and owned)	1,267	747	520	–
Property, plant, and equipment - net	**$23,389**	**$19,254**	**$4,133**	**$ 2**

Notes to Consolidated Financial Statements continued

Depreciation rates on average depreciable property for Entergy approximated 2.6% in 2010 and 2.7% in 2009, and 2.7% in 2008. Included in these rates are the depreciation rates on average depreciable utility property of 2.5% in 2010, 2.7% in 2009, and 2.7% 2008, and the depreciation rates on average depreciable non-utility property of 3.7% in 2010, 3.8% in 2009, and 3.7% in 2008.

Entergy amortizes nuclear fuel using a units-of-production method. Nuclear fuel amortization is included in fuel expense in the income statements.

"Non-utility property - at cost (less accumulated depreciation)" for Entergy is reported net of accumulated depreciation of $207.6 million and $197.8 million as of December 31, 2010 and 2009, respectively.

Construction expenditures included in accounts payable at December 31, 2010 is $171 million.

Jointly-Owned Generating Stations

Certain Entergy subsidiaries jointly own electric generating facilities with affiliates or third parties. The investments and expenses associated with these generating stations are recorded by the Entergy subsidiaries to the extent of their respective undivided ownership interests. As of December 31, 2010, the subsidiaries' investment and accumulated depreciation in each of these generating stations were as follows (dollars in millions):

Generating Stations	Fuel Type	Total Megawatt Capability[1]	Ownership	Investment	Accumulated Depreciation
Utility Business:					
Entergy Arkansas					
Independence					
Unit 1	Coal	836	31.50%	$ 127	$ 94
Common Facilities	Coal		15.75%	$ 33	$ 24
White Bluff					
Units 1 and 2	Coal	1,659	57.00%	$ 489	$ 332
Ouachita[2]					
Common Facilities	Gas		66.67%	$ 171	$ 140
Entergy Gulf States Louisiana					
Roy S. Nelson					
Unit 6	Coal	550	40.25%	$ 243	$ 167
Big Cajun 2					
Unit 3	Coal	588	24.15%	$ 142	$ 94
Ouachita[2]					
Common Facilities	Gas		33.33%	$ 87	$ 72
Entergy Mississippi					
Independence					
Units 1 and 2 and Common Facilities	Coal	1,678	25.00%	$ 247	$ 132
Entergy Texas					
Roy S. Nelson					
Unit 6	Coal	550	29.75%	$ 178	$ 116
Big Cajun 2					
Unit 3	Coal	588	17.85%	$ 106	$ 67
System Energy					
Grand Gulf					
Unit 1	Nuclear	1,251	90.00%[3]	$3,852	$2,418
Entergy Wholesale Commodities:					
Independence					
Unit 2	Coal	842	14.37%	$ 68	$ 40
Common Facilities	Coal		7.18%	$ 16	$ 10

(1) "Total Megawatt Capability" is the dependable load carrying capability as demonstrated under actual operating conditions based on the primary fuel (assuming no curtailments) that each station was designed to utilize.

(2) Ouachita Units 1 and 2 are owned 100% by Entergy Arkansas and Ouachita Unit 3 is owned 100% by Entergy Gulf States Louisiana. The investment and accumulated depreciation numbers above are only for the common facilities.

(3) Includes an 11.5% leasehold interest held by System Energy. System Energy's Grand Gulf lease obligations are discussed in Note 10 to the financial statements.

Nuclear Refueling Outage Costs

Nuclear refueling outage costs are deferred during the outage and amortized over the estimated period to the next outage because these refueling outage expenses are incurred to prepare the units to operate for the next operating cycle without having to be taken off line.

Allowance for Funds Used During Construction (AFUDC)

AFUDC represents the approximate net composite interest cost of borrowed funds and a reasonable return on the equity funds used for construction by the Registrant Subsidiaries. AFUDC increases both the plant balance and earnings and is realized in cash through depreciation provisions included in the rates charged to customers.

Income Taxes

Entergy Corporation and the majority of its subsidiaries file a United States consolidated federal income tax return. Each tax paying entity records income taxes as if it were a separate taxpayer and consolidating adjustments are allocated to the tax filing entities in accordance with Entergy's intercompany income tax allocation agreement. Deferred income taxes are recorded for all temporary differences between the book and tax basis of assets and liabilities, and for certain credits available for carryforward.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates in the period in which the tax or rate was enacted.

Investment tax credits are deferred and amortized based upon the average useful life of the related property, in accordance with ratemaking treatment.

Earnings per Share

The following table presents Entergy's basic and diluted earnings per share calculation included on the consolidated statements of income (in millions, except per share data):

For the Years Ended December 31,	2010			2009			2008		
	Income	Shares	$/share	Income	Shares	$/share	Income	Shares	$/share
Basic earnings per average common share									
Net income attributable to Entergy Corporation	$ 1,250.2	186.0	$6.72	$ 1,231.1	192.8	$ 6.39	$ 1,220.6	190.9	$ 6.39
Average dilutive effect of:									
Stock options	–	1.8	(0.06)	–	2.2	(0.07)	–	4.1	(0.13)
Equity units	–	–	–	3.2	0.8	(0.02)	24.7	6.0	(0.06)
Diluted earnings per average common share	**$1,250.2**	**187.8**	**$6.66**	**$1,234.3**	**195.8**	**$ 6.30**	**$1,245.3**	**201.0**	**$ 6.20**

The calculation of diluted earnings per share excluded 5,380,262 options outstanding at December 31, 2010, 4,368,614 options outstanding at December 31, 2009, and 3,326,835 options outstanding at December 31, 2008 that could potentially dilute basic earnings per share in the future. Those options were not included in the calculation of diluted earnings per share because the exercise price of those options exceeded the average market price for the year.

See Note 7 to the financial statements for a discussion of the equity units.

Stock-Based Compensation Plans

Entergy grants stock options to key employees of the Entergy subsidiaries, which is described more fully in Note 12 to the financial statements. Effective January 1, 2003, Entergy prospectively adopted the fair value based method of accounting for stock options. Awards under Entergy's plans generally vest over three years. Stock-based compensation expense included in consolidated net income, net of related tax effects, is $9.2 million for 2010, is $10.4 million for 2009, and is $10.7 million for 2008 for Entergy's stock options granted.

Accounting for the Effects of Regulation

Entergy's Utility operating companies and System Energy are rate-regulated enterprises whose rates meet three criteria specified in accounting standards. The Utility operating companies and System Energy have rates that (i) are approved by a body empowered to set rates that bind customers (its regulator); (ii) are cost-based; and (iii) can be charged to and collected from customers. These criteria may also be applied to separable portions of a utility's business, such as the generation or transmission functions, or to specific classes of customers. Because the Utility operating companies and System Energy meet these criteria, each of them capitalizes costs that would otherwise be charged to expense if the rate actions of its regulator make it probable that those costs will be recovered in future revenue. Such capitalized costs are reflected as regulatory assets in the accompanying financial statements. When an enterprise concludes that recovery of a regulatory asset is no longer probable, the regulatory asset must be removed from the entity's balance sheet.

An enterprise that ceases to meet the three criteria for all or part of its operations should report that event in its financial statements. In general, the enterprise no longer meeting the criteria should eliminate from its balance sheet all regulatory assets and liabilities related to the applicable operations. Additionally, if it is determined that a regulated enterprise is no longer recovering all of its costs, it is possible that an impairment may exist that could require further write-offs of plant assets.

Entergy Gulf States Louisiana does not apply regulatory accounting standards to the Louisiana retail deregulated portion of River Bend, the 30% interest in River Bend formerly owned by Cajun, and its steam business. The Louisiana retail deregulated portion of River Bend is operated under a deregulated asset plan representing a portion (approximately 15%) of River Bend plant costs, generation, revenues, and expenses established under a 1992 LPSC order. The plan allows Entergy Gulf States Louisiana to sell the electricity from the deregulated assets to Louisiana retail customers at 4.6 cents per kWh or off-system at higher prices, with certain provisions for sharing incremental revenue above 4.6 cents per kWh between ratepayers and shareholders.

Cash and Cash Equivalents

Entergy considers all unrestricted highly liquid debt instruments with an original or remaining maturity of three months or less at date of purchase to be cash equivalents.

Allowance for Doubtful Accounts

The allowance for doubtful accounts reflects Entergy's best estimate of losses on the accounts receivable balances. The allowance is based on accounts receivable agings, historical experience, and other currently available evidence. Utility operating company customer accounts receivable are written off consistent with approved regulatory requirements.

Investments

Entergy records decommissioning trust funds on the balance sheet at their fair value. Because of the ability of the Registrant Subsidiaries to recover decommissioning costs in rates and in accordance with the regulatory treatment for decommissioning trust funds, the Registrant Subsidiaries have recorded an offsetting amount of unrealized gains/(losses) on investment securities in other regulatory liabilities/assets. For the nonregulated portion of River Bend, Entergy Gulf States Louisiana has recorded an offsetting amount of unrealized gains/(losses) in other deferred credits. Decommissioning trust funds for Pilgrim, Indian Point 2, Vermont Yankee, and Palisades do not meet the criteria for regulatory accounting treatment. Accordingly, unrealized gains recorded on the assets in these trust funds are recognized in the accumulated other comprehensive income component of shareholders' equity because these assets are classified as available for sale. Unrealized losses (where cost exceeds fair market value) on the assets in these trust funds are also recorded in the accumulated other comprehensive income component of shareholders' equity unless the unrealized loss is other than temporary and therefore recorded in earnings. Effective January 1, 2009, Entergy adopted an accounting pronouncement providing

Notes to Consolidated Financial Statements continued

guidance regarding recognition and presentation of other-than-temporary impairments related to investments in debt securities. The assessment of whether an investment in a debt security has suffered an other-than-temporary impairment is based on whether Entergy has the intent to sell or more likely than not will be required to sell the debt security before recovery of its amortized costs. Further, if Entergy does not expect to recover the entire amortized cost basis of the debt security, an other-than-temporary impairment is considered to have occurred and it is measured by the present value of cash flows expected to be collected less the amortized cost basis (credit loss). The assessment of whether an investment in an equity security has suffered an other-than-temporary impairment continues to be based on a number of factors including, first, whether Entergy has the ability and intent to hold the investment to recover its value, the duration and severity of any losses, and, then, whether it is expected that the investment will recover its value within a reasonable period of time. Entergy's trusts are managed by third parties who operate in accordance with agreements that define investment guidelines and place restrictions on the purchases and sales of investments. See Note 17 to the financial statements for details on the decommissioning trust funds and the other than temporary impairments recorded in 2010, 2009, and 2008.

Equity Method Investments

Entergy owns investments that are accounted for under the equity method of accounting because Entergy's ownership level results in significant influence, but not control, over the investee and its operations. Entergy records its share of earnings or losses of the investee based on the change during the period in the estimated liquidation value of the investment, assuming that the investee's assets were to be liquidated at book value. In accordance with this method, earnings are allocated to owners or members based on what each partner would receive from its capital account if, hypothetically, liquidation were to occur at the balance sheet date and amounts distributed were based on recorded book values. Entergy discontinues the recognition of losses on equity investments when its share of losses equals or exceeds its carrying amount for an investee plus any advances made or commitments to provide additional financial support. See Note 14 to the financial statements for additional information regarding Entergy's equity method investments.

Derivative Financial Instruments and Commodity Derivatives

The accounting standards for derivative instruments and hedging activities require that all derivatives be recognized at fair value on the balance sheet, either as assets or liabilities, unless they meet the normal purchase, normal sales criteria. The changes in the fair value of recognized derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction.

Contracts for commodities that will be delivered in quantities expected to be used or sold in the ordinary course of business, including certain purchases and sales of power and fuel, meet the normal purchase, normal sales criteria and are not recognized on the balance sheet. Revenues and expenses from these contracts are reported on a gross basis in the appropriate revenue and expense categories as the commodities are received or delivered.

For other contracts for commodities in which Entergy is hedging the variability of cash flows related to a variable-rate asset, liability, or forecasted transactions that qualify as cash flow hedges, the changes in the fair value of such derivative instruments are reported in other comprehensive income. To qualify for hedge accounting, the relationship between the hedging instrument and the hedged item must be documented to include the risk management objective and strategy and, at inception and on an ongoing basis, the effectiveness of the hedge in offsetting the changes in the cash flows of the item being hedged. Gains or losses accumulated in other comprehensive income are reclassified as earnings in the periods in which earnings are affected by the variability of the cash flows of the hedged item. The ineffective portions of all hedges are recognized in current-period earnings.

Entergy has determined that contracts to purchase uranium do not meet the definition of a derivative under the accounting standards for derivative instruments because they do not provide for net settlement and the uranium markets are not sufficiently liquid to conclude that forward contracts are readily convertible to cash. If the uranium markets do become sufficiently liquid in the future and Entergy begins to account for uranium purchase contracts as derivative instruments, the fair value of these contracts would be accounted for consistent with Entergy's other derivative instruments.

Fair Values

The estimated fair values of Entergy's financial instruments and derivatives are determined using bid prices and market quotes. Considerable judgment is required in developing the estimates of fair value. Therefore, estimates are not necessarily indicative of the amounts that Entergy could realize in a current market exchange. Gains or losses realized on financial instruments held by regulated businesses may be reflected in future rates and therefore do not accrue to the benefit or detriment of stockholders. Entergy considers the carrying amounts of most financial instruments classified as current assets and liabilities to be a reasonable estimate of their fair value because of the short maturity of these instruments. See Note 16 to the financial statements for further discussion of fair value.

Impairment of Long-Lived Assets

Entergy periodically reviews long-lived assets held in all of its business segments whenever events or changes in circumstances indicate that recoverability of these assets is uncertain. Generally, the determination of recoverability is based on the undiscounted net cash flows expected to result from such operations and assets. Projected net cash flows depend on the future operating costs associated with the assets, the efficiency and availability of the assets and generating units, and the future market and price for energy over the remaining life of the assets.

Four nuclear power plants in the Entergy Wholesale Commodities business segment have applications pending for NRC license renewals. This includes the Vermont Yankee plant, which currently has an operating license that expires March 21, 2012. In addition to its federal NRC license, there is a two-step state law licensing process for obtaining a Certificate of Public Good (CPG) to operate Vermont Yankee and store spent nuclear fuel beyond March 21, 2012, when the current CPG expires. First, the Vermont legislature must vote affirmatively to permit the Vermont Public Service Board to consider Vermont Yankee's application for a renewed CPG for the continued operation of Vermont Yankee and for storage of spent fuel. Second, the Vermont Public Service Board must vote to renew the CPG. On March 3, 2008, Entergy filed an application with the VPSB to renew its CPG. On February 24, 2010, a bill to approve the continued operation of Vermont Yankee was advanced to a vote in the Vermont Senate and defeated by a margin of 26 to 4. Neither house of the Vermont General Assembly has voted on a similar bill since that time.

Entergy Wholesale Commodities' investments are subject to impairment if adverse market conditions arise, if a unit ceases operation, or for certain units if their operating licenses will not be renewed. Specifically regarding Vermont Yankee, if Entergy concludes that Vermont Yankee is unlikely to operate significantly beyond its current license expiration date in 2012, it could result in an impairment of part or all of the carrying value of the plant. Entergy's evaluation of the probability associated with operations of the plant past 2012 include a number of factors such as the status of the NRC's evaluation of Entergy's application for license renewal, the status of state regulatory issues as described above, the potential sale of the plant, and the application of federal laws regarding the continued operations of nuclear facilities. In preparing its 2010 financial statements Entergy evaluated these factors and concluded that the carrying value of Vermont Yankee is not impaired as of December 31, 2010. The net carrying value of the plant, including nuclear fuel, is $424 million as of December 31, 2010.

River Bend AFUDC

The River Bend AFUDC gross-up is a regulatory asset that represents the incremental difference imputed by the LPSC between the AFUDC actually recorded by Entergy Gulf States Louisiana on a net-of-tax basis during the construction of River Bend and what the AFUDC would have been on a pre-tax basis. The imputed amount was only calculated on that portion of River Bend that the LPSC allowed in rate base and is being amortized through August 2025.

Reacquired Debt

The premiums and costs associated with reacquired debt of Entergy's Utility operating companies and System Energy (except that portion allocable to the deregulated operations of Entergy Gulf States Louisiana) are included in regulatory assets and are being amortized over the life of the related new issuances, in accordance with ratemaking treatment.

Taxes Imposed on Revenue-Producing Transactions

Governmental authorities assess taxes that are both imposed on and concurrent with a specific revenue-producing transaction between a seller and a customer, including, but not limited to, sales, use, value added, and some excise taxes. Entergy presents these taxes on a net basis, excluding them from revenues, unless required to report them differently by a regulatory authority.

Presentation of Non-Controlling Interests

In 2007, a new accounting pronouncement was issued regarding non-controlling interests that requires generally that ownership interests in subsidiaries held by parties other than the reporting company (non-controlling interests) be clearly identified, labeled, and presented in the consolidated balance sheet within equity, but separate from the controlling shareholders' equity, and that the amount of consolidated net income attributable to the reporting company and to the non-controlling interests be clearly identified and presented on the face of the consolidated income statement. This new accounting pronouncement became effective for Entergy in the first quarter 2009 and applies to preferred securities issued by Entergy subsidiaries to third parties.

Presentation of Preferred Stock without Sinking Fund

In connection with the adoption of the new accounting pronouncement regarding non-controlling interests Entergy evaluated the accounting standards regarding the classification and measurement of redeemable securities. These standards require the classification of securities between liabilities and shareholders' equity on the balance sheet if the holders of those securities have protective rights that allow them to gain control of the board of directors in certain circumstances. These rights would have the effect of giving the holders the ability to potentially redeem their securities, even if the likelihood of occurrence of these circumstances is considered remote. The Entergy Arkansas, Entergy Mississippi, and Entergy New Orleans articles of incorporation provide, generally, that the holders of each company's preferred securities may elect a majority of the respective company's board of directors if dividends are not paid for a year, until such time as the dividends in arrears are paid. Therefore, Entergy Arkansas, Entergy Mississippi, and Entergy New Orleans present their preferred securities outstanding between liabilities and shareholders' equity on the balance sheet. Entergy Gulf States Louisiana and Entergy Louisiana, both organized as limited liability companies, have outstanding preferred securities with similar protective rights with respect to unpaid dividends, but provide for the election of board members that would not constitute a majority of the board; and their preferred securities are therefore classified for all periods presented as a component of members' equity.

The outstanding preferred securities of Entergy Arkansas, Entergy Mississippi, Entergy New Orleans, and Entergy Asset Management, whose preferred holders also have protective rights as described in Note 6 to the financial statements, are similarly presented between liabilities and equity on Entergy's consolidated balance sheets and the outstanding preferred securities of Entergy Gulf States Louisiana and Entergy Louisiana are presented within total equity in Entergy's consolidated balance sheets. The preferred dividends or distributions paid by all subsidiaries are reflected for all periods presented outside of consolidated net income.

New Accounting Pronouncements

The accounting standard-setting process, including projects between the FASB and the International Accounting Standards Board (IASB) to converge U.S. GAAP and International Financial Reporting Standards, is ongoing and the FASB and the IASB are each currently working on several projects that have not yet resulted in final pronouncements. Final pronouncements that result from these projects could have a material effect on Entergy's future net income or financial position.

Notes to Consolidated Financial Statements continued

Note 2. Rate and Regulatory Matters

Regulatory Assets

OTHER REGULATORY ASSETS

Regulatory assets represent probable future revenues associated with costs that are expected to be recovered from customers through the regulatory ratemaking process affecting the Utility business. In addition to the regulatory assets that are specifically disclosed on the face of the balance sheets, the table below provides detail of "Other regulatory assets" that are included on Entergy's balance sheets as of December 31, 2010 and 2009 (in millions):

	2010	2009
Asset retirement obligation - recovery dependent upon timing of decommissioning (Note 9)[b]	$ 406.4	$ 403.9
Deferred capacity - recovery timing will be determined by the LPSC in the formula rate plan filings (Note 2 - Retail Rate Proceedings - Filings with the LPSC)	15.8	23.2
Grand Gulf fuel - non-current and power management rider - recovered through rate riders when rates are redetermined periodically (Note 2 - Fuel and purchased power cost recovery)	17.4	58.2
Gas hedging costs - recovered through fuel rates	1.9	0.4
Pension & postretirement costs (Note 11 - Qualified Pension Plans, Other Postretirement Benefits, and Non-Qualified Pension Plans)[b]	1,734.7	1,481.7
Postretirement benefits - recovered through 2012 (Note 11 - Other Postretirement Benefits)[b]	4.8	7.2
Provision for storm damages, including hurricane costs - recovered through securitization, insurance proceeds, and retail rates (Note 2 - Storm Cost Recovery Filings with Retail Regulators)	1,026.0	1,183.2
Removal costs - recovered through depreciation rates (Note 9)[b]	81.5	44.4
River Bend AFUDC - recovered through August 2025 (Note 1 - River Bend AFUDC)	26.2	28.1
Sale-leaseback deferral - Grand Gulf Lease Obligation recovered through June 2014 and Waterford 3 Lease Obligation (in 2009) (Note 10 - Sale and Leaseback Transactions - Grand Gulf Lease Obligations and Waterford 3 Lease Obligations)	22.3	115.3
Spindletop gas storage facility - recovered through December 2032[a]	32.6	34.2
Transition to competition costs - recovered over a 15-year period through February 2021	95.8	101.9
Little Gypsy cost proceedings - recovery timing will be determined by the LPSC in the project costs proceeding (Note 2 - Little Gypsy Repowering Project)	200.9	-
Unamortized loss on reacquired debt - recovered over term of debt	122.5	115.0
Other	49.4	50.5
Total	**$3,838.2**	**$3,647.2**

(a) The jurisdictional split order assigned the regulatory asset to Entergy Texas. The regulatory asset, however, is being recovered and amortized at Entergy Gulf States Louisiana. As a result, a billing will occur monthly over the same term as the recovery and receipts will be submitted to Entergy Texas. Entergy Texas has recorded a receivable from Entergy Gulf States Louisiana and Entergy Gulf States Louisiana has recorded a corresponding payable

(b) Does not earn a return on investment, but is offset by related liabilities.

FUEL AND PURCHASED POWER COST RECOVERY

Entergy Arkansas, Entergy Gulf States Louisiana, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, and Entergy Texas are allowed to recover fuel and purchased power costs through fuel mechanisms included in electric and gas rates that are recorded as fuel cost recovery revenues. The difference between revenues collected and the current fuel and purchased power costs is recorded as "Deferred fuel costs" on the Utility operating companies' financial statements. The table below shows the amount of deferred fuel costs as of December 31, 2010 and 2009, that Entergy expects to recover (or return to customers) through fuel mechanisms, subject to subsequent regulatory review (in millions):

	2010	2009
Entergy Arkansas	$ 61.5	$ 122.8
Entergy Gulf States Louisiana[a]	$ 77.8	$ 57.8
Entergy Louisiana[a]	$ 8.8	$ 66.4
Entergy Mississippi	$ 3.2	$ (72.9)
Entergy New Orleans[a]	$ (2.8)	$ 8.1
Entergy Texas	$(77.4)	$(102.7)

(a) 2010 and 2009 include $100.1 million for Entergy Gulf States Louisiana, $68 million for Entergy Louisiana , and $4.1 million for Entergy New Orleans of fuel, purchased power, and capacity costs, which do not currently earn a return on investment and whose recovery periods are indeterminate but are expected to be over a period greater than twelve months.

Entergy Gulf States Louisiana made a $36.8 million adjustment to its deferred fuel costs in the fourth quarter 2009 relating to unrecovered nuclear fuel costs incurred since January 2008 that will now be recovered after a revision to the fuel adjustment clause methodology.

Entergy Arkansas

Production Cost Allocation Rider

The APSC approved a production cost allocation rider for recovery from customers of the retail portion of the costs allocated to Entergy Arkansas as a result of the System Agreement proceedings, which are discussed in the "System Agreement Cost Equalization Proceedings" section below. These costs cause an increase in Entergy Arkansas's deferred fuel cost balance, because Entergy Arkansas pays the costs over seven months but collects them from customers over twelve months.

Energy Cost Recovery Rider

Entergy Arkansas's retail rates include an energy cost recovery rider to recover fuel and purchased energy costs in monthly bills. The rider utilizes prior calendar year energy costs and projected energy sales for the twelve-month period commencing on April 1 of each year to develop an energy cost rate, which is redetermined annually and includes a true-up adjustment reflecting the over-recovery or under-recovery, including carrying charges, of the energy cost for the prior calendar year. The energy cost recovery rider tariff also allows an interim rate request depending upon the level of over- or under-recovery of fuel and purchased energy costs.

In early October 2005, the APSC initiated an investigation into Entergy Arkansas's interim energy cost recovery rate. The investigation focused on Entergy Arkansas's 1) gas contracting, portfolio, and hedging practices; 2) wholesale purchases during the period; 3) management of the coal inventory at its coal generation plants; and 4) response to the contractual failure of the railroads to provide coal deliveries. In March 2006, the APSC extended its investigation to cover the costs included in Entergy Arkansas's March 2006 annual energy cost rate filing, and a hearing was held in the APSC energy cost recovery investigation in October 2006.

In January 2007, the APSC issued an order in its review of the energy cost rate. The APSC found that Entergy Arkansas failed to maintain an adequate coal inventory level going into the summer of 2005 and that Entergy Arkansas should be responsible for any incremental energy costs resulting from two outages caused by employee and contractor error. The coal plant generation curtailments were caused by railroad delivery problems and Entergy Arkansas has since resolved litigation with the railroad regarding the delivery problems. The APSC staff was directed to perform an analysis with Entergy Arkansas's assistance to determine the additional fuel and purchased energy costs associated with these findings and file the analysis within 60 days of the order. After a final determination of the costs is made by the APSC, Entergy Arkansas would be directed to refund that amount with interest to its customers as a credit on the energy cost recovery rider. Entergy Arkansas requested rehearing of the order. In March 2007, in order to allow further consideration by the APSC, the APSC granted Entergy Arkansas's petition for rehearing and for stay of the APSC order.

In October 2008 Entergy Arkansas filed a motion to lift the stay and to rescind the APSC's January 2007 order in light of the arguments advanced in Entergy Arkansas's rehearing petition and because the value for Entergy Arkansas's customers obtained through the resolved railroad litigation is significantly greater than the incremental cost of actions identified by the APSC as imprudent. In December 2008, the APSC denied the motion to lift the stay pending resolution of Entergy Arkansas's rehearing request and of the unresolved issues in the proceeding. The APSC ordered the parties to submit their unresolved issues list in the pending proceeding, which the parties did. In February 2010 the APSC denied Entergy Arkansas's request for rehearing, and held a hearing in September 2010 to determine the amount of damages, if any, that should be assessed against Entergy Arkansas. A decision is pending. Entergy Arkansas expects the amount of damages, if any, to have an immaterial effect on its results of operations, financial position, or cash flows.

The APSC also established a separate docket to consider the resolved railroad litigation, and in February 2010 it established a procedural schedule that concluded with testimony through September 2010. Testimony has been filed and the APSC will now decide the case based on the record in the proceeding, including the prefiled testimony.

Entergy Gulf States Louisiana and Entergy Louisiana

Entergy Gulf States Louisiana and Entergy Louisiana recover electric fuel and purchased power costs for the upcoming month based upon the level of such costs from the prior month. Entergy Gulf States Louisiana's purchased gas adjustments include estimates for the billing month adjusted by a surcharge or credit that arises from an annual reconciliation of fuel costs incurred with fuel cost revenues billed to customers, including carrying charges.

In January 2003 the LPSC authorized its staff to initiate a proceeding to audit the fuel adjustment clause filings of Entergy Gulf States Louisiana and its affiliates. The audit includes a review of the reasonableness of charges flowed by Entergy Gulf States Louisiana through its fuel adjustment clause for the period 1995 through 2004. The LPSC Staff issued its audit report in December 2010. The report recommends the disallowance of $23 million of costs which, with interest, will total $43 million. $2.3 million of this total relates to a realignment to and recovery through base rates of certain SO_2 costs. Entergy Gulf States Louisiana filed comments disputing the findings in the report and requested a hearing. Entergy Gulf States Louisiana has recorded provisions for the estimated effect of this proceeding.

In April 2010 the LPSC authorized its staff to initiate an audit of Entergy Gulf States Louisiana's purchased gas adjustment clause filings for its gas distribution operations. The audit includes a review of the reasonableness of charges flowed through by Entergy Gulf States Louisiana for the period from 2003 through 2008. Discovery is in progress, but a procedural schedule has not been established.

In August 2000 the LPSC authorized its staff to initiate a proceeding to audit the fuel adjustment clause filings of Entergy Louisiana. The time period that is the subject of the audit was January 1, 2000 through December 31, 2001. The scope of this docket was expanded to include a review of annual reports on fuel and purchased power transactions with affiliates and a prudence review of transmission planning issues and to include the years 2002 through 2004. Hearings were held and in May 2008 the ALJ issued a final recommendation that found in Entergy Louisiana's favor on the issues, except for the disallowance of hypothetical SO_2 allowance costs included in affiliate purchases. The ALJ recommended a refund of the SO_2 allowance costs collected to date and a realignment of these costs into base rates prospectively with an amortization of the refunded amount through base rates over a five-year period. The LPSC issued an order in December 2008 affirming the ALJ's recommendation. Entergy Louisiana recorded a provision for the disallowance, including interest, and refunded approximately $7 million to customers in 2009.

In April 2010 the LPSC authorized its staff to initiate an audit of Entergy Louisiana's fuel adjustment clause filings. The audit includes a review of the reasonableness of charges flowed through the fuel adjustment clause by Entergy Louisiana for the period from 2005 through 2009. Discovery is in progress, but a procedural schedule has not been established.

Notes to Consolidated Financial Statements continued

Entergy Mississippi

Entergy Mississippi's rate schedules include an energy cost recovery rider that is adjusted quarterly to reflect accumulated over- or under-recoveries from the second prior quarter. Entergy Mississippi's fuel cost recoveries are subject to annual audits conducted pursuant to the authority of the MPSC.

In October 2008 the MPSC issued an order directing Entergy Mississippi and Entergy Services, Inc. to provide documents associated with fuel adjustment clause litigation in Louisiana involving Entergy Louisiana and Entergy New Orleans, and in January 2009 issued an order requiring Entergy Mississippi to provide additional information related to the long-term Evangeline gas contract that had been an issue in the fuel adjustment clause litigation in Louisiana. Entergy Mississippi and Entergy Services filed a response to the MPSC order stating that gas from the Evangeline gas contract had been sold into the Entergy System exchange and had an effect on the costs paid by Entergy Mississippi's customers. Further proceedings have not been scheduled.

Mississippi Attorney General Complaint

The Mississippi attorney general filed a complaint in state court in December 2008 against Entergy Corporation, Entergy Mississippi, Entergy Services, Inc., and Entergy Power, Inc. alleging, among other things, violations of Mississippi statutes, fraud, and breach of good faith and fair dealing, and requesting an accounting and restitution. The litigation is wide ranging and relates to tariffs and procedures under which Entergy Mississippi purchases power not generated in Mississippi to meet electricity demand. Entergy believes the complaint is unfounded. On December 29, 2008, the defendant Entergy companies filed to remove the attorney general's suit to U.S. District Court (the forum that Entergy believes is appropriate to resolve the types of federal issues raised in the suit), where it is currently pending, and additionally answered the complaint and filed a counter-claim for relief based upon the Mississippi Public Utilities Act and the Federal Power Act. The Mississippi attorney general has filed a pleading seeking to remand the matter to state court. In May 2009, the defendant Entergy companies filed a motion for judgment on the pleadings asserting grounds of federal preemption, the exclusive jurisdiction of the MPSC, and factual errors in the attorney general's complaint.

Entergy New Orleans

Entergy New Orleans's electric rate schedules include a fuel adjustment tariff designed to reflect no more than targeted fuel and purchased power costs, adjusted by a surcharge or credit for deferred fuel expense arising from the monthly reconciliation of actual fuel and purchased power costs incurred with fuel cost revenues billed to customers, including carrying charges. In June 2006 the City Council authorized the recovery of all Grand Gulf costs through Entergy New Orleans's fuel adjustment clause (a significant portion of Grand Gulf costs was previously recovered through base rates), and continued that authorization in approving the October 2006 formula rate plan filing settlement. Effective June 2009, the majority of Grand Gulf costs were realigned to base rates and are no longer flowed through the fuel adjustment clause.

Entergy New Orleans's gas rate schedules include a purchased gas adjustment to reflect estimated gas costs for the billing month, adjusted by a surcharge or credit similar to that included in the electric fuel adjustment clause, including carrying charges.

Entergy Texas

Entergy Texas's rate schedules include a fixed fuel factor to recover fuel and purchased power costs, including carrying charges, not recovered in base rates. Semi-annual revisions of the fixed fuel factor are made in March and September based on the market price of natural gas and changes in fuel mix. The amounts collected under Entergy Texas's fixed fuel factor and any interim surcharge or refund are subject to fuel reconciliation proceedings before the PUCT.

In October 2007, Entergy Texas filed a request with the PUCT to refund $45.6 million, including interest, of fuel cost recovery over-collections through September 2007. In January 2008, Entergy Texas filed with the PUCT a stipulation and settlement agreement among the parties that updated the over-collection balance through November 2007 and established a refund amount, including interest, of $71 million. The PUCT approved the agreement in February 2008. The refund was made over a two-month period beginning February 2008, but was reduced by $10.3 million of under-recovered incremental purchased capacity costs.

In January 2008, Entergy Texas made a compliance filing with the PUCT describing how its 2007 rough production cost equalization receipts under the System Agreement were allocated between Entergy Gulf States, Inc.'s Texas and Louisiana jurisdictions. In December 2008 the PUCT adopted an ALJ proposal for decision recommending an additional $18.6 million allocation to Texas retail customers. Because the PUCT allocation to Texas retail customers is inconsistent with the LPSC allocation to Louisiana retail customers, the PUCT's decision results in trapped costs between the Texas and Louisiana jurisdictions with no mechanism for recovery. Entergy Texas filed with the FERC a proposed amendment to the System Agreement bandwidth formula to specifically calculate the payments to Entergy Gulf States Louisiana and Entergy Texas of Entergy Gulf States, Inc.'s rough production cost equalization receipts for 2007. In May 2009 the FERC issued an order rejecting the proposed amendment. Because of the FERC's order, Entergy Texas recorded the effects of the PUCT's allocation of the additional $18.6 million to Texas retail customers in the second quarter 2009. On an after-tax basis, the charge to earnings was approximately $13.0 million (including interest). The PUCT and FERC decisions are now final.

In May 2009, Entergy Texas filed with the PUCT a request to refund $46.1 million, including interest, of fuel cost recovery over-collections through February 2009. Entergy Texas requested that the proposed refund be made over a four-month period beginning June 2009. Pursuant to a stipulation among the various parties, in June 2009 the PUCT issued an order approving a refund of $59.2 million, including interest, of fuel cost recovery overcollections through March 2009. The refund was made for most customers over a three-month period beginning July 2009.

In October 2009, Entergy Texas filed with the PUCT a request to refund approximately $71 million, including interest, of fuel cost recovery over-collections through September 2009. Entergy Texas requested that the proposed refund be made over a six-month period beginning January 2010. Pursuant to a stipulation among the various parties, the PUCT issued an order approving a refund of $87.8 million, including interest, of fuel cost recovery overcollections through October 2009. The refund was made for most customers over a three-month period beginning January 2010.

In June 2010, Entergy Texas filed with the PUCT a request to refund approximately $66 million, including interest, of fuel cost recovery over-collections through May 2010. In September 2010 the PUCT issued an order providing for a $77 million refund for fuel cost recovery over-collections through June 2010. The refund was made for most customers over a three-month period beginning with the September 2010 billing cycle.

In December 2010, Entergy Texas filed with the PUCT a request to refund approximately $52 million, including interest, of fuel cost recovery over-collections through October 2010. Pursuant to a stipulation among the parties that was approved on an interim basis and is pending final action by the PUCT, Entergy Texas will refund over-collections of approximately $72.7 million through November 2010. The refund will be made for most customers over a three-month period beginning with the February 2011 billing cycle.

Entergy Texas's December 2009 rate case filing, which is discussed below, also included a request to reconcile $1.8 billion of fuel and purchased power costs covering the period April 2007 through June 2009.

Storm Cost Recovery Filings with Retail Regulators

ENTERGY ARKANSAS

Entergy Arkansas January 2009 Ice Storm

In January 2009 a severe ice storm caused significant damage to Entergy Arkansas's transmission and distribution lines, equipment, poles, and other facilities. A law was enacted in April 2009 in Arkansas that authorizes securitization of storm damage restoration costs. In June 2010 the APSC issued a financing order authorizing the issuance of approximately $126.3 million in storm cost recovery bonds, which includes carrying costs of $11.5 million and $4.6 million of up-front financing costs. See Note 5 to the financial statements for a discussion of the August 2010 issuance of the securitization bonds.

ENTERGY GULF STATES LOUISIANA AND ENTERGY LOUISIANA

Hurricane Gustav and Hurricane Ike

In September 2008, Hurricane Gustav and Hurricane Ike caused catastrophic damage to Entergy's service territory. Entergy Gulf States Louisiana and Entergy Louisiana filed their Hurricane Gustav and Hurricane Ike storm cost recovery case with the LPSC in May 2009. In September 2009, Entergy Gulf States Louisiana and Entergy Louisiana and the Louisiana Utilities Restoration Corporation (LURC), an instrumentality of the State of Louisiana, filed with the LPSC an application requesting that the LPSC grant financing orders authorizing the financing of Entergy Gulf States Louisiana's and Entergy Louisiana's storm costs, storm reserves, and issuance costs pursuant to Act 55 of the Louisiana Regular Session of 2007 (Act 55 financings). Entergy Gulf States Louisiana's and Entergy Louisiana's Hurricane Katrina and Hurricane Rita storm costs were financed primarily by Act 55 financings, as discussed below. Entergy Gulf States Louisiana and Entergy Louisiana also filed an application requesting LPSC approval for ancillary issues including the mechanism to flow charges and Act 55 financing savings to customers via a Storm Cost Offset rider.

In December 2009, Entergy Gulf States Louisiana and Entergy Louisiana entered into a stipulation agreement with the LPSC Staff that provides for total recoverable costs of approximately $234 million for Entergy Gulf States Louisiana and $394 million for Entergy Louisiana, including carrying costs. Under this stipulation, Entergy Gulf States Louisiana agrees not to recover $4.4 million and Entergy Louisiana agrees not to recover $7.2 million of their storm restoration spending. The stipulation also permits replenishing Entergy Gulf States Louisiana's storm reserve in the amount of $90 million and Entergy Louisiana's storm reserve in the amount of $200 million when the Act 55 financings are accomplished. In March and April 2010, Entergy Gulf States Louisiana, Entergy Louisiana, and other parties to the proceeding filed with the LPSC an uncontested stipulated settlement that includes these terms and also includes Entergy Gulf States Louisiana's and Entergy Louisiana's proposals under the Act 55 financings, which includes a commitment to pass on to customers a minimum of $15.5 million and $27.75 million of customer benefits, respectively, through prospective annual rate reductions of $3.1 million and $5.55 million for five years. A stipulation hearing was held before the ALJ on April 13, 2010. On April 21, 2010, the LPSC approved the settlement and subsequently issued two financing orders and one ratemaking order intended to facilitate the implementation of the Act 55 financings. In June 2010 the Louisiana State Bond Commission approved the Act 55 financings.

In July 2010 the Louisiana Local Government Environmental Facilities and Community Development Authority (LCDA) issued $468.9 million in bonds under Act 55. From the $462.4 million of bond proceeds loaned by the LCDA to the LURC, the LURC deposited $200 million in a restricted escrow account as a storm damage reserve for Entergy Louisiana and transferred $262.4 million directly to Entergy Louisiana. From the bond proceeds received by Entergy Louisiana from the LURC, Entergy Louisiana used $262.4 million to acquire 2,624,297.11 Class B preferred, non-voting, membership interest units of Entergy Holdings Company LLC, a company wholly-owned and consolidated by Entergy, that carry a 9% annual distribution rate. Distributions are payable quarterly commencing on September 15, 2010, and the membership interests have a liquidation price of $100 per unit.

Notes to Consolidated Financial Statements continued

The preferred membership interests are callable at the option of Entergy Holdings Company LLC after ten years under the terms of the LLC agreement. The terms of the membership interests include certain financial covenants to which Entergy Holdings Company LLC is subject, including the requirement to maintain a net worth of at least $1 billion.

In July 2010 the LCDA issued another $244.1 million in bonds under Act 55. From the $240.3 million of bond proceeds loaned by the LCDA to the LURC, the LURC deposited $90 million in a restricted escrow account as a storm damage reserve for Entergy Gulf States Louisiana and transferred $150.3 million directly to Entergy Gulf States Louisiana. From the bond proceeds received by Entergy Gulf States Louisiana from the LURC, Entergy Gulf States Louisiana used $150.3 million to acquire 1,502,643.04 Class B preferred, non-voting, membership interest units of Entergy Holdings Company LLC, a company wholly-owned and consolidated by Entergy, that carry a 9% annual distribution rate. Distributions are payable quarterly commencing on September 15, 2010, and the membership interests have a liquidation price of $100 per unit. The preferred membership interests are callable at the option of Entergy Holdings Company LLC after ten years under the terms of the LLC agreement. The terms of the membership interests include certain financial covenants to which Entergy Holdings Company LLC is subject, including the requirement to maintain a net worth of at least $1 billion.

Entergy, Entergy Gulf States Louisiana, and Entergy Louisiana do not report the bonds on their balance sheets because the bonds are the obligation of the LCDA, and there is no recourse against Entergy, Entergy Gulf States Louisiana or Entergy Louisiana in the event of a bond default. To service the bonds, Entergy Gulf States Louisiana and Entergy Louisiana collect a system restoration charge on behalf of the LURC, and remit the collections to the bond indenture trustee. Entergy Gulf States Louisiana and Entergy Louisiana do not report the collections as revenue because they are merely acting as the billing and collection agents for the state.

Hurricane Katrina and Hurricane Rita

In August and September 2005, Hurricanes Katrina and Rita caused catastrophic damage to large portions of the Utility's service territories in Louisiana, Mississippi, and Texas, including the effect of extensive flooding that resulted from levee breaks in and around the greater New Orleans area. The storms and flooding resulted in widespread power outages, significant damage to electric distribution, transmission, and generation and gas infrastructure, and the loss of sales and customers due to mandatory evacuations and the destruction of homes and businesses.

In March 2008, Entergy Gulf States Louisiana, Entergy Louisiana, and the Louisiana Utilities Restoration Corporation (LURC), an instrumentality of the State of Louisiana, filed at the LPSC an application requesting that the LPSC grant financing orders authorizing the financing of Entergy Gulf States Louisiana and Entergy Louisiana storm costs, storm reserves, and issuance costs pursuant to Act 55 of the Louisiana Legislature (Act 55 financings). The Act 55 financings are expected to produce additional customer benefits as compared to traditional securitization. Entergy Gulf States Louisiana and Entergy Louisiana also filed an application requesting LPSC approval for ancillary issues including the mechanism to flow charges and savings to customers via a Storm Cost Offset rider. On April 8, 2008, the Louisiana Public Facilities Authority (LPFA), which is the issuer of the bonds pursuant to the Act 55 financings, approved requests for the Act 55 financings. On April 10, 2008, Entergy Gulf States Louisiana and Entergy Louisiana and the LPSC Staff filed with the LPSC an uncontested stipulated settlement that includes Entergy Gulf States Louisiana and Entergy Louisiana's proposals under the Act 55 financings, which includes a commitment to pass on to customers a minimum of $10 million and $30 million of customer benefits, respectively, through prospective annual rate reductions of $2 million and $6 million for five years. On April 16, 2008, the LPSC approved the settlement and issued two financing orders and one ratemaking order intended to facilitate implementation of the Act 55 financings. In May 2008, the Louisiana State Bond Commission granted final approval of the Act 55 financings.

In July 2008 the LPFA issued $687.7 million in bonds under the aforementioned Act 55. From the $679 million of bond proceeds loaned by the LPFA to the LURC, the LURC deposited $152 million in a restricted escrow account as a storm damage reserve for Entergy Louisiana and transferred $527 million directly to Entergy Louisiana. From the bond proceeds received by Entergy Louisiana from the LURC, Entergy Louisiana invested $545 million, including $17.8 million that was withdrawn from the restricted escrow account as approved by the April 16, 2008 LPSC orders, in exchange for 5,449,861.85 Class A preferred, non-voting, membership interest units of Entergy Holdings Company LLC, a company wholly-owned and consolidated by Entergy, that carry a 10% annual distribution rate. Distributions are payable quarterly commencing on September 15, 2008 and have a liquidation price of $100 per unit. The preferred membership interests are callable at the option of Entergy Holdings Company LLC after ten years under the terms of the LLC agreement. The terms of the membership interests include certain financial covenants to which Entergy Holdings Company LLC is subject, including the requirement to maintain a net worth of at least $1 billion.

In August 2008 the LPFA issued $278.4 million in bonds under the aforementioned Act 55. From the $274.7 million of bond proceeds loaned by the LPFA to the LURC, the LURC deposited $87 million in a restricted escrow account as a storm damage reserve for Entergy Gulf States Louisiana and transferred $187.7 million directly to Entergy Gulf States Louisiana. From the bond proceeds received by Entergy Gulf States Louisiana from the LURC, Entergy

Gulf States Louisiana invested $189.4 million, including $1.7 million that was withdrawn from the restricted escrow account as approved by the April 16, 2008 LPSC orders, in exchange for 1,893,918.39 Class A preferred, non-voting, membership interest units of Entergy Holdings Company LLC that carry a 10% annual distribution rate. Distributions are payable quarterly commencing on September 15, 2008 and have a liquidation price of $100 per unit. The preferred membership interests are callable at the option of Entergy Holdings Company LLC after ten years under the terms of the LLC agreement. The terms of the membership interests include certain financial covenants to which Entergy Holdings Company LLC is subject, including the requirement to maintain a net worth of at least $1 billion.

Entergy, Entergy Gulf States Louisiana, and Entergy Louisiana do not report the bonds on their balance sheets because the bonds are the obligation of the LPFA, and there is no recourse against Entergy, Entergy Gulf States Louisiana or Entergy Louisiana in the event of a bond default. To service the bonds, Entergy Gulf States Louisiana and Entergy Louisiana collect a system restoration charge on behalf of the LURC, and remit the collections to the bond indenture trustee. Entergy, Entergy Gulf States Louisiana, and Entergy Louisiana do not report the collections as revenue because they are merely acting as the billing and collection agent for the state.

ENTERGY NEW ORLEANS

In December 2005 the U.S. Congress passed the Katrina Relief Bill, a hurricane aid package that included Community Development Block Grant (CDBG) funding (for the states affected by Hurricanes Katrina, Rita, and Wilma) that allowed state and local leaders to fund individual recovery priorities. In March 2007 the City Council certified that Entergy New Orleans incurred $205 million in storm-related costs through December 2006 that are eligible for CDBG funding under the state action plan. Entergy New Orleans received $180.8 million of CDBG funds in 2007 and $19.2 million in 2010.

ENTERGY TEXAS

Hurricane Ike and Hurricane Gustav

Entergy Texas filed an application in April 2009 seeking a determination that $577.5 million of Hurricane Ike and Hurricane Gustav restoration costs are recoverable, including estimated costs for work to be completed. On August 5, 2009, Entergy Texas submitted to the ALJ an unopposed settlement agreement intended to resolve all issues in the storm cost recovery case. Under the terms of the agreement $566.4 million, plus carrying costs, are eligible for recovery. Insurance proceeds will be credited as an offset to the securitized amount. Of the $11.1 million difference between Entergy Texas's request and the amount agreed to, which is part of the black box agreement and not directly attributable to any specific individual issues raised, $6.8 million is operation and maintenance expense for which Entergy Texas recorded a charge in the second quarter 2009. The remaining $4.3 million was recorded as utility plant. The PUCT approved the settlement in August 2009, and in September 2009 the PUCT approved recovery of the costs, plus carrying costs, by securitization. See Note 5 to the financial statements for a discussion of the November 2009 issuance of the securitization bonds.

Little Gypsy Repowering Project (Entergy and Entergy Louisiana)

In April 2007, Entergy Louisiana announced that it intended to pursue the solid fuel repowering of a 538 MW unit at its Little Gypsy plant. In March 2009 the LPSC voted in favor of a motion directing Entergy Louisiana to temporarily suspend the repowering project and, based upon an analysis of the project's economic viability, to make a recommendation regarding whether to proceed with the project. This action was based upon a number of factors including the recent decline in natural gas prices, as well as environmental concerns, the unknown costs of carbon legislation and changes in the capital/financial markets. In April 2009, Entergy Louisiana complied with the LPSC's directive and recommended that the project be suspended for an extended period of time of three years or more. In May 2009 the LPSC issued an order declaring that Entergy Louisiana's decision to place the Little Gypsy project into a longer-term suspension of three years or more is in the public interest and prudent.

In October 2009, Entergy Louisiana made a filing with the LPSC seeking permission to cancel the Little Gypsy repowering project and seeking project cost recovery over a five-year period. In June 2010 and August 2010, the LPSC Staff and Intervenors filed testimony. The LPSC Staff (1) agreed that it was prudent to move the project from long-term suspension to cancellation and that the timing of the decision to suspend on a longer-term basis was not imprudent; (2) indicated that, except for $0.8 million in compensation-related costs, the costs incurred should be deemed prudent; (3) recommended recovery from customers over ten years but stated that the LPSC may want to consider 15 years; (4) allowed for recovery of carrying costs and earning a return on project costs, but at a reduced rate approximating the cost of debt, while also acknowledging that the LPSC may consider ordering no return; and (5) indicated that Entergy Louisiana should be directed to securitize project costs, if legally feasible and in the public interest. In the third quarter 2010, in accordance with accounting standards, Entergy Louisiana determined that it is probable that the Little Gypsy repowering project will be abandoned and accordingly reclassified the project costs from construction work in progress to a regulatory asset. This accounting reclassification does not modify Entergy Louisiana's requested relief pending before the LPSC. A hearing on the issues, except for cost allocation among customer classes, was held before the ALJ in November 2010. In January 2011 all parties conducted a mediation on the disputed issues, resulting in a settlement of all disputed issues, including cost recovery and cost allocation. The settlement is expected to be presented to the LPSC for approval in the first quarter 2011.

Notes to Consolidated Financial Statements continued

Retail Rate Proceedings

Company	Authorized Return on Common Equity	Pending Proceedings/Events
Entergy Arkansas	10.2%	■ Current retail base rates implemented in the July 2010 billing cycle pursuant to a settlement approved by the APSC.
Entergy Gulf States Louisiana	9.9% - 11.4% Electric; 10.0% - 11.0% Gas	■ Current retail electric base rates implemented in the September 2010 billing cycle based on Entergy Gulf States Louisiana's revised 2009 test year formula rate plan filing approved by the LPSC. Current retail gas base rates reflect the rate stabilization plan filing for the 2009 test year ended September 2009.
Entergy Louisiana	9.45% - 11.05%	■ Current retail base rates implemented in the September 2010 billing cycle based on Entergy Louisiana's revised 2009 test year formula rate plan filing approved by the LPSC.
Entergy Mississippi	10.79% - 13.05%	■ Current retail base rates reflect Entergy Mississippi's latest formula rate plan filing, based on the 2009 test year, and a settlement approved by the MPSC.
Entergy New Orleans	10.7% - 11.5% Electric; 10.25% - 11.25% Gas	■ Current retail base rates implemented in the October 2010 billing cycle pursuant to Entergy New Orleans's 2009 test year formula rate plan filing and a settlement approved by the City Council
Entergy Texas	10.125%	■ Current retail base rates implemented for usage beginning August 15, 2010, pursuant to a settlement of Entergy Texas's base rate case approved by the PUCT.

FILINGS WITH THE APSC (ENTERGY ARKANSAS)

Retail Rates

2009 Base Rate Filing

In September 2009, Entergy Arkansas filed with the APSC for a general change in rates, charges, and tariffs. In June 2010 the APSC approved a settlement and subsequent compliance tariffs that provide for a $63.7 million rate increase, effective for bills rendered for the first billing cycle of July 2010. The settlement provides for a 10.2% return on common equity.

2006 Base Rate Filing

In August 2006, Entergy Arkansas filed with the APSC a request for a change in base rates. In June 2007, after hearings on the filing, the APSC ordered Entergy Arkansas to reduce its annual rates by $5 million, and set a return on common equity of 9.9% with a hypothetical common equity level lower than Entergy Arkansas's actual capital structure. For the purpose of setting rates, the APSC disallowed a portion of costs associated with incentive compensation based on financial measures and all costs associated with Entergy's stock-based compensation plans, and left Entergy Arkansas with no mechanism to recover $52 million of costs previously accumulated in Entergy Arkansas's storm reserve and $18 million of removal costs associated with the termination of a lease. The base rate change was implemented effective for bills rendered after June 15, 2007.

Entergy Arkansas sought to overturn the APSC's decision, but in December 2008 the Arkansas Court of Appeals upheld almost all aspects of the APSC decision. After considering the progress of the proceeding in light of the decision of the Court of Appeals, Entergy Arkansas recorded in the fourth quarter 2008 an approximately $70 million charge to earnings, on both a pre- and after-tax basis because these are primarily flow-through items, to recognize that the regulatory assets associated with the storm reserve costs, lease termination removal costs, and stock-based compensation were no longer probable of recovery. In April 2009 the Arkansas Supreme Court denied Entergy Arkansas's petition for review of the Court of Appeals decision.

FILINGS WITH THE LPSC

Formula Rate Plans (Entergy Gulf States Louisiana and Entergy Louisiana)

In March 2005 the LPSC approved a settlement proposal to resolve various dockets covering a range of issues for Entergy Gulf States Louisiana and Entergy Louisiana. The settlement included the establishment of a three-year formula rate plan for Entergy Gulf States Louisiana that, among other provisions, establishes a return on common equity mid-point of 10.65% for the initial three-year term of the plan and permits Entergy Gulf States Louisiana to recover incremental capacity costs outside of a traditional base rate proceeding. Under the formula rate plan, over- and under-earnings outside an allowed range of 9.9% to 11.4% are allocated 60% to customers and 40% to Entergy Gulf States Louisiana. Entergy Gulf States Louisiana made its initial formula rate plan filing in June 2005. The formula rate plan was subsequently extended one year.

Entergy Louisiana made a rate filing with the LPSC requesting a base rate increase in January 2004. In May 2005 the LPSC approved a settlement that included the adoption of a three-year formula rate plan, the terms of which included an ROE mid-point of 10.25% for the initial three-year term of the plan and permit Entergy Louisiana to recover incremental capacity costs outside of a traditional base rate proceeding. Under the formula rate plan, over- and under-earnings outside an allowed regulatory range of 9.45% to 11.05% will be allocated 60% to customers and 40% to Entergy Louisiana. The initial formula rate plan filing was made in May 2006.

As discussed below the formula rate plans for Entergy Gulf States Louisiana and Entergy Louisiana have been extended, with return on common equity provisions consistent with previously approved provisions, to cover the 2008, 2009, and 2010 test years.

Retail Rates - Electric

(Entergy Gulf States Louisiana)

In October 2009 the LPSC approved a settlement that resolved Entergy Gulf States Louisiana's 2007 test year filing and provided for a new formula rate plan for the 2008, 2009, and 2010 test years. 10.65% is the target midpoint return on equity for the new formula rate plan, with an earnings bandwidth of +/- 75 basis points (9.90% - 11.40%). Entergy Gulf States Louisiana, effective with the November 2009 billing cycle, reset its rates to achieve a 10.65% return on equity for the 2008 test year. The rate reset, a $44.3 million increase that includes a $36.9 million cost of service adjustment, plus $7.4 million net for increased capacity costs and a base rate reclassification, was implemented for the November 2009 billing cycle, and the rate reset was subject to refund pending review of the 2008 test year filing that was made in October 2009. In January 2010, Entergy Gulf States Louisiana implemented an additional $23.9 million rate increase pursuant to a special rate implementation filing made in December 2009, primarily for incremental capacity costs approved by the LPSC. In May 2010, Entergy Gulf States Louisiana and the LPSC staff submitted a joint report on the 2008 test year filing and requested that the LPSC accept the report, which resulted in a $0.8 million reduction in rates effective in the June 2010 billing cycle and a $0.5 million refund. At its May 19, 2010 meeting, the LPSC accepted the joint report.

In May 2010, Entergy Gulf States Louisiana made its formula rate plan filing with the LPSC for the 2009 test year. The filing reflected a 10.25% return on common equity, which is within the allowed earnings bandwidth, indicating no cost of service rate change is necessary under the formula rate plan. The filing does reflect, however, a revenue requirement increase to provide supplemental funding for the decommissioning trust maintained for the LPSC-regulated 70% share of River Bend, in response to a NRC notification of a projected shortfall of decommissioning funding assurance. The filing also reflected a rate increase for incremental capacity costs. In July 2010 the LPSC approved a $7.8 million increase in the revenue requirement for decommissioning, effective September 2010. In August 2010, Entergy Gulf States Louisiana made a revised 2009 test year filing. The revised filing reflected a 10.12% earned return on common equity, which is within the allowed earnings bandwidth resulting in no cost of service adjustment. The revised filing also reflected two increases outside of the formula rate plan sharing mechanism: (1) the previously approved decommissioning revenue requirement, and (2) $25.2 million for capacity costs. The rates reflected in the revised filing became effective, beginning with the first billing cycle of September 2010. Entergy Gulf States Louisiana and the LPSC staff subsequently submitted a joint report on the 2009 test year filing consistent with these terms and the LPSC approved the joint report in January 2011.

(Entergy Louisiana)

In October 2009 the LPSC approved a settlement that resolved Entergy Louisiana's 2006 and 2007 test year filings provided for a new formula rate plan for the 2008, 2009, and 2010 test years. 10.25% is the target midpoint return on equity for the new formula rate plan, with an earnings bandwidth of +/- 80 basis points (9.45% - 11.05%).

Entergy Louisiana was permitted, effective with the November 2009 billing cycle, to reset its rates to achieve a 10.25% return on equity for the 2008 test year. The rate reset, a $2.5 million increase that included a $16.3 million cost of service adjustment less a $13.8 million net reduction for decreased capacity costs and a base rate reclassification, was implemented for the November 2009 billing cycle, and the rate reset was subject to refund pending review of the 2008 test year filing that was made in October 2009. In April 2010, Entergy Louisiana and the LPSC staff submitted a joint report on the 2008 test year filing and requested that the LPSC accept the report, which resulted in a $0.1 million reduction in rates effective in the May 2010 billing cycle and a $0.1 million refund. In addition, Entergy Louisiana moved the recovery of approximately $12.5 million of capacity costs from fuel adjustment clause recovery to base rate recovery. At its April 21, 2010 meeting, the LPSC accepted the joint report.

In May 2010, Entergy Louisiana made its formula rate plan filing with the LPSC for the 2009 test year. The filing reflected a 10.82% return on common equity, which is within the allowed earnings bandwidth, indicating no cost of service rate change is necessary under the formula rate plan. The filing does reflect, however, a revenue requirement increase to provide supplemental funding for the decommissioning trust maintained for Waterford 3, in response to a NRC notification of a projected shortfall of decommissioning funding assurance. The filing also reflected a rate change for incremental capacity costs. In July 2010 the LPSC approved a $3.5 million increase in the retail revenue requirement for decommissioning, effective September 2010. In August 2010, Entergy Louisiana made a revised 2009 test year formula rate plan filing. The revised filing reflected a 10.82% earned return on common equity, which is within the allowed earnings bandwidth resulting in no cost of service adjustment. The filing also reflected two increases outside of the formula rate plan sharing mechanism: (1) the previously approved decommissioning revenue requirement, and (2) $2.2 million for capacity costs. The rates reflected in the revised filing became effective beginning with the first billing cycle of September 2010. Entergy Louisiana and the LPSC staff subsequently submitted a joint report on the 2009 test year filing consistent with these terms and the LPSC approved the joint report in December 2010.

Retail Rates - Gas (Entergy Gulf States Louisiana)

In January 2011, Entergy Gulf States Louisiana filed with the LPSC its gas rate stabilization plan for the test year ended September 30, 2010. The filing showed an earned return on common equity of 8.84% and a revenue deficiency of $0.3 million. The sixty-day review and comment period for this filing remains open.

In January 2010, Entergy Gulf States Louisiana filed with the LPSC its gas rate stabilization plan for the test year ended September 30, 2009. The filing showed an earned return on common equity of 10.87%, which is within the earnings bandwidth of 10.5% plus or minus fifty basis points, resulting in no rate change. In April 2010, Entergy Gulf States Louisiana filed a revised evaluation report reflecting changes agreed upon with the LPSC Staff. The revised evaluation report also resulted in no rate change.

Notes to Consolidated Financial Statements continued

FILINGS WITH THE MPSC (ENTERGY MISSISSIPPI)

Formula Rate Plan Filings

In September 2009, Entergy Mississippi filed with the MPSC proposed modifications to its formula rate plan rider. In March 2010 the MPSC issued an order: (1) providing the opportunity for a reset of Entergy Mississippi's return on common equity to a point within the formula rate plan bandwidth and eliminating the 50/50 sharing that had been in the plan, (2) modifying the performance measurement process, and (3) replacing the revenue change limit of two percent of revenues, which was subject to a $14.5 million revenue adjustment cap, with a limit of four percent of revenues, although any adjustment above two percent requires a hearing before the MPSC. The MPSC did not approve Entergy Mississippi's request to use a projected test year for its annual scheduled formula rate plan filing and, therefore, Entergy Mississippi will continue to use a historical test year for its annual evaluation reports under the plan.

In March 2010, Entergy Mississippi submitted its 2009 test year filing, its first annual filing under the new formula rate plan rider. In June 2010 the MPSC approved a joint stipulation between Entergy Mississippi and the Mississippi Public Utilities Staff that provides for no change in rates, but does provide for the deferral as a regulatory asset of $3.9 million of legal expenses associated with certain litigation involving the Mississippi Attorney General, as well as ongoing legal expenses in that litigation until the litigation is resolved.

FILINGS WITH THE CITY COUNCIL (ENTERGY NEW ORLEANS)

Formula Rate Plans and Storm-Related Riders

On July 31, 2008, Entergy New Orleans filed an electric and gas base rate case with the City Council. On April 2, 2009, the City Council approved a comprehensive settlement. The settlement provided for a net $35.3 million reduction in combined fuel and non-fuel electric revenue requirement, including conversion of a $10.6 million voluntary recovery credit, implemented in January 2008, to a permanent reduction and substantial realignment of Grand Gulf cost recovery from fuel to electric base rates, and a $4.95 million gas base rate increase, both effective June 1, 2009, with adjustment of the customer charges for all rate classes. A new three-year formula rate plan was also adopted, with terms including an 11.1% benchmark electric return on common equity (ROE) with a +/- 40 basis point bandwidth and a 10.75% benchmark gas ROE with a +/- 50 basis point bandwidth. Earnings outside the bandwidth reset to the midpoint benchmark ROE, with rates changing on a prospective basis depending on whether Entergy New Orleans is over- or under-earning. The formula rate plan also includes a recovery mechanism for City Council-approved capacity additions, plus provisions for extraordinary cost changes and force majeure events.

In May 2010, Entergy New Orleans filed its electric and gas formula rate plan evaluation reports. The filings requested a $12.8 million electric base revenue decrease and a $2.4 million gas base revenue increase. Entergy New Orleans and the City Council's Advisors have reached a settlement that would result in an $18.0 million electric base revenue decrease and zero gas base revenue change effective with the October 2010 billing cycle. The City Council approved the settlement in November 2010.

The 2008 rate case settlement also included $3.1 million per year in electric rates to fund the Energy Smart energy efficiency programs. In September 2009 the City Council approved the energy efficiency programs filed by Entergy New Orleans. The rate settlement provides an incentive for Entergy New Orleans to meet or exceed energy savings targets set by the City Council and provides a mechanism for Entergy New Orleans to recover lost contribution to fixed costs associated with the energy savings generated from the energy efficiency programs.

In June 2006, Entergy New Orleans made its annual formula rate plan filings with the City Council. The filings presented various alternatives to reflect the effect of Entergy New Orleans's lost customers and decreased revenue following Hurricane Katrina. The alternative that Entergy New Orleans recommended adjusts for lost customers and assumes that the City Council's June 2006 decision to allow recovery of all Grand Gulf costs through the fuel adjustment clause stays in place during the rate-effective period (a significant portion of Grand Gulf costs was previously recovered through base rates).

At the same time as it made its formula rate plan filings, Entergy New Orleans also filed with the City Council a request to implement two storm-related riders. With the first rider, Entergy New Orleans sought to recover the electric and gas restoration costs that it had actually spent through March 31, 2006. Entergy New Orleans also proposed semiannual filings to update the rider for additional restoration spending and also to consider the receipt of CDBG funds or insurance proceeds that it may receive. With the second rider, Entergy New Orleans sought to establish a storm reserve to provide for the risk of another storm.

In October 2006, the City Council approved a settlement agreement that resolved Entergy New Orleans's rate and storm-related rider filings by providing for phased-in rate increases, while taking into account with respect to storm restoration costs the anticipated receipt of CDBG funding as recommended by the Louisiana Recovery Authority. The settlement provided for a 0% increase in electric base rates through December 2007, with a $3.9 million increase implemented in January 2008. Recovery of all Grand Gulf costs through the fuel adjustment clause was continued. Gas base rates increased by $4.75 million in November 2006 and increased by an additional $1.5 million in March 2007 and an additional $4.75 million in November 2007. The settlement called for Entergy New Orleans to file a base rate case by July 31, 2008, which it did as discussed above. The settlement agreement discontinued the formula rate plan and the generation performance-based plan but permitted Entergy New Orleans to file an application to seek authority to implement formula rate plan mechanisms no sooner than six months following the effective date of the implementation of the base rates resulting from the July 31, 2008 base rate case. The settlement also authorized a $75 million storm reserve for damage from future storms, which will be created over a ten-year period through a storm reserve rider beginning in March 2007. These storm reserve funds will be held in a restricted escrow account.

FILINGS WITH THE PUCT AND TEXAS CITIES (ENTERGY TEXAS)

Retail Rates

In December 2009, Entergy Texas filed a rate case requesting a $198.7 million increase reflecting an 11.5% return on common equity based on an adjusted June 2009 test year. The rate case also includes a $2.8 million revenue requirement to provide supplemental funding for the decommissioning trust maintained for the 70% share of River Bend for which Entergy Texas retail customers are partially responsible, in response to an NRC notification of a projected shortfall of decommissioning funding assurance. Beginning in May 2010, Entergy Texas implemented a $17.5 million interim rate increase, subject to refund. Intervenors and PUCT Staff filed testimony recommending adjustments that would result in a maximum rate increase of, based on the PUCT Staff's testimony, of $58 million.

The parties filed a settlement in August 2010 intended to resolve the rate case proceeding. The settlement provides for a $59 million base rate increase for electricity usage beginning August 15, 2010, with an additional increase of $9 million for bills rendered beginning May 2, 2011. The settlement stipulates an authorized return on equity of 10.125%. Baseline values were established to be used in Entergy Texas's request for a transmission recovery factor that will be made in a separate proceeding. The settlement states that Entergy Texas's fuel costs for the period April 2007 through June 2009 are reconciled, with $3.25 million of disallowed costs, which were included in an interim fuel refund. The settlement also sets River Bend decommissioning costs at $2.0 million annually. Consistent with the settlement, in the third quarter 2010, Entergy Texas amortized $11 million of rate case costs. The PUCT approved the settlement in December 2010.

System Agreement Cost Equalization Proceedings

The Utility operating companies historically have engaged in the coordinated planning, construction, and operation of generating and bulk transmission facilities under the terms of the System Agreement, which is a rate schedule that has been approved by the FERC. Certain of the Utility operating companies' retail regulators and other parties are pursuing litigation involving the System Agreement at the FERC. The proceedings include challenges to the allocation of costs as defined by the System Agreement and allegations of imprudence by the Utility operating companies in their execution of their obligations under the System Agreement.

In June 2005, the FERC issued a decision in the System Agreement litigation that had been commenced by the LPSC, and essentially affirmed its decision in a December 2005 order on rehearing. The FERC decision concluded, among other things, that:

- The System Agreement no longer roughly equalizes total production costs among the Utility operating companies.
- In order to reach rough production cost equalization, the FERC imposed a bandwidth remedy by which each company's total annual production costs will have to be within +/- 11% of Entergy System average total annual production costs.
- In calculating the production costs for this purpose under the FERC's order, output from the Vidalia hydroelectric power plant will not reflect the actual Vidalia price for the year but is priced at that year's average price paid by Entergy Louisiana for the exchange of electric energy under Service Schedule MSS-3 of the System Agreement, thereby reducing the amount of Vidalia costs reflected in the comparison of the Utility operating companies' total production costs.
- The remedy ordered by FERC in 2005 required no refunds and became effective based on calendar year 2006 production costs and the first reallocation payments were made in 2007.

The FERC's decision reallocates total production costs of the Utility operating companies whose relative total production costs expressed as a percentage of Entergy System average production costs are outside an upper or lower bandwidth. Under the current circumstances, this will be accomplished by payments from Utility operating companies whose production costs are more than 11% below Entergy System average production costs to Utility operating companies whose production costs are more than the Entergy System average production cost, with payments going first to those Utility operating companies whose total production costs are farthest above the Entergy System average.

Assessing the potential effects of the FERC's decision requires assumptions regarding the future total production cost of each Utility operating company, which assumptions include the mix of solid fuel and gas-fired generation available to each company and the costs of natural gas and purchased power. Entergy Louisiana, Entergy Gulf States Louisiana, Entergy Texas, and Entergy Mississippi are more dependent upon gas-fired generation sources than Entergy Arkansas or Entergy New Orleans. Of these, Entergy Arkansas is the least dependent upon gas-fired generation sources. Therefore, increases in natural gas prices likely will increase the amount by which Entergy Arkansas's total production costs are below the Entergy System average production costs.

The LPSC, APSC, MPSC, and the AEEC appealed the FERC's decision to the United States Court of Appeals for the D.C. Circuit. Entergy and the City of New Orleans intervened in the various appeals. The D.C. Circuit issued its decision in April 2008. The D.C. Circuit affirmed the FERC's decision in most respects, but remanded the case to the FERC for further proceedings and reconsideration of its conclusion that it was prohibited from ordering refunds and its determination to implement the bandwidth remedy commencing with calendar year 2006 production costs (with the first payments/receipts commencing in June 2007), rather than commencing the remedy on June 1, 2005. The D.C. Circuit concluded the FERC had failed so far in the proceeding to offer a reasoned explanation regarding these issues. As discussed below, in December 2009 the FERC established a paper hearing to determine whether the FERC had the authority and, if so, whether it would be appropriate to order refunds resulting from changes in the treatment of interruptible load in the allocation of capacity costs by the Utility operating companies. The FERC also deferred further action on the question of whether it provided sufficient rationale for not ordering refunds, and whether it impermissibly delayed implementation of the bandwidth remedy, until resolution of this paper hearing.

In April 2006, the Utility operating companies filed with the FERC their compliance filing to implement the provisions of the FERC's decision. The filing amended the System Agreement to provide for the calculation of production costs, average production costs, and payments/receipts among the Utility operating companies to the extent required to maintain rough production cost equalization pursuant to the FERC's decision. The FERC accepted the compliance filing in November 2006, with limited modifications. Provisions of the compliance filing as approved by the FERC include: the first payments commenced in June 2007, rather than earlier; interest is not required on the unpaid balance; and any

Notes to Consolidated Financial Statements continued

payments will be made over seven months, rather than 12. In April 2007, the FERC denied various requests for rehearing, with one exception regarding the issue of retrospective refunds. That issue will be addressed subsequent to the remanded proceeding involving the interruptible load decision discussed further below in this section under "Interruptible Load Proceeding."

CALENDAR YEAR 2010 PRODUCTION COSTS

The liabilities and assets for the preliminary estimate of the payments and receipts required to implement the FERC's remedy based on calendar year 2010 production costs were recorded in December 2010, based on certain year-to-date information. The preliminary estimate was recorded based on the following estimate of the payments/receipts among the Utility operating companies for 2011 (in millions):

	Payments or (Receipts)
Entergy Arkansas	$ 52
Entergy Gulf States Louisiana	$ –
Entergy Louisiana	$ –
Entergy Mississippi	$(37)
Entergy New Orleans	$(15)
Entergy Texas	$ –

The actual payments/receipts for 2011, based on calendar year 2010 production costs, will not be calculated until the Utility operating companies' FERC Form 1s have been filed. Once the calculation is completed, it will be filed at the FERC. The level of any payments and receipts is significantly affected by a number of factors, including, among others, weather, the price of alternative fuels, the operating characteristics of the Entergy System generating fleet, and multiple factors affecting the calculation of the non-fuel related revenue requirement components of the total production costs, such as plant investment.

ROUGH PRODUCTION COST EQUALIZATION RATES

Each May since 2007 Entergy has filed with the FERC the rates to implement the FERC's orders in the System Agreement proceeding. These filings show the following payments/receipts among the Utility operating companies are necessary to achieve rough production cost equalization as defined by the FERC's orders (in millions):

	2007 Payments or (Receipts) Based on 2006 Costs	2008 Payments or (Receipts) Based on 2007 Costs	2009 Payments or (Receipts) Based on 2008 Costs	2010 Payments or (Receipts) Based on 2009 Costs
Entergy Arkansas	$ 252	$ 252	$ 390	$ 41
Entergy Gulf States Louisiana	$(120)	$(124)	$(107)	$ –
Entergy Louisiana	$ (91)	$ (36)	$(140)	$(22)
Entergy Mississippi	$ (41)	$ (20)	$ (24)	$(19)
Entergy New Orleans	$ –	$ (7)	$ –	$ –
Entergy Texas	$ (30)	$ (65)	$(119)	$ –

The APSC has approved a production cost allocation rider for recovery from customers of the retail portion of the costs allocated to Entergy Arkansas. Management believes that any changes in the allocation of production costs resulting from the FERC's decision and related retail proceedings should result in similar rate changes for retail customers, subject to specific circumstances that have caused trapped costs. See "Fuel and purchased power cost recovery, Entergy Texas," above for discussion of a PUCT decision that resulted in $18.6 million of trapped costs between Entergy's Texas and Louisiana jurisdictions. See "2007 Rate Filing Based on Calendar Year 2006 Production Costs" below for a discussion of a FERC decision that could result in $14.5 million of trapped costs at Entergy Arkansas.

Based on the FERC's April 27, 2007 order on rehearing that is discussed above, in the second quarter 2007 Entergy Arkansas recorded accounts payable and Entergy Gulf States Louisiana, Entergy Louisiana, Entergy Mississippi, and Entergy Texas recorded accounts receivable to reflect the rough production cost equalization payments and receipts required to implement the FERC's remedy based on calendar year 2006 production costs. Entergy Arkansas recorded a corresponding regulatory asset for its right to collect the payments from its customers, and Entergy Gulf States Louisiana, Entergy Louisiana, Entergy Mississippi, and Entergy Texas recorded corresponding regulatory liabilities for their obligations to pass the receipts on to their customers. The companies have followed this same accounting practice each year since then. The regulatory asset and liabilities are shown as "System Agreement cost equalization" on the respective balance sheets.

2007 Rate Filing Based on Calendar Year 2006 Production Costs

Several parties intervened in the 2007 rate proceeding at the FERC, including the APSC, the MPSC, the Council, and the LPSC, which have also filed protests. The PUCT also intervened. Intervenor testimony was filed in which the intervenors and also the FERC Staff advocated a number of positions on issues that affect the level of production costs the individual Utility operating companies are permitted to reflect in the bandwidth calculation, including the level of depreciation and decommissioning expense for nuclear facilities. The effect of the various positions would be to reallocate costs among the Utility operating companies. The Utility operating companies filed rebuttal testimony explaining why the bandwidth payments are properly recoverable under the AmerenUE contract, and explaining why the positions of FERC Staff and intervenors on the other issues should be rejected. A hearing in this proceeding concluded in July 2008, and the ALJ issued an initial decision in September 2008. The ALJ's initial decision concludes, among other things, that: (1) the decisions to not exercise Entergy Arkansas's option to purchase the Independence plant in 1996 and 1997 were prudent; (2) Entergy Arkansas properly flowed a portion of the bandwidth payments through to AmerenUE in accordance with the wholesale power contract; and (3) the level of nuclear depreciation and decommissioning expense reflected in the bandwidth calculation should be calculated based on NRC-authorized license life, rather than the nuclear depreciation and decommissioning expense authorized by the retail regulators for purposes of retail ratemaking. Following briefing by the parties, the matter was submitted to the FERC for decision. On January 11, 2010, the FERC issued its decision both affirming and overturning certain of the ALJ's rulings, including overturning the decision on nuclear depreciation and decommissioning expense. The FERC's conclusion related to the AmerenUE contract does not permit Entergy Arkansas to recover a portion of its bandwidth payment from AmerenUE. The Utility operating companies requested rehearing of that portion of the decision and requested clarification on certain other portions of the decision.

AmerenUE argued that its current wholesale power contract with Entergy Arkansas, pursuant to which Entergy Arkansas sells power to AmerenUE, does not permit Entergy Arkansas to flow through to AmerenUE any portion of Entergy Arkansas's bandwidth payment. According to AmerenUE, Entergy Arkansas has sought to collect from AmerenUE approximately $14.5 million of the 2007 Entergy Arkansas bandwidth payment. The AmerenUE contract expired in August 2009. In April 2008, AmerenUE filed a complaint with the FERC seeking refunds of this amount, plus interest, in the event the FERC ultimately determines that bandwidth payments are not properly recovered under the AmerenUE contract. In response to the FERC's decision discussed in the previous paragraph, Entergy Arkansas recorded a regulatory provision in the fourth quarter 2009 for a potential refund to AmerenUE.

2008 Rate Filing Based on Calendar Year 2007 Production Costs

Several parties intervened in the 2008 rate proceeding at the FERC, including the APSC, the LPSC, and AmerenUE, which have also filed protests. Several other parties, including the MPSC and the City Council, have intervened in the proceeding without filing a protest. In direct testimony filed on January 9, 2009, certain intervenors and also the FERC staff advocated a number of positions on issues that affect the level of production costs the individual Utility operating companies are permitted to reflect in the bandwidth calculation, including the level of depreciation and decommissioning expense for the nuclear and fossil-fueled generating facilities. The effect of these various positions would be to reallocate costs among the Utility operating companies. In addition, three issues were raised alleging imprudence by the Utility operating companies, including whether the Utility operating companies had properly reflected generating units' minimum operating levels for purposes of making unit commitment and dispatch decisions, whether Entergy Arkansas's sales to third parties from its retained share of the Grand Gulf nuclear facility were reasonable, prudent, and non-discriminatory, and whether Entergy Louisiana's long-term Evangeline gas purchase contract was prudent and reasonable.

The parties reached a partial settlement agreement of certain of the issues initially raised in this proceeding. The partial settlement agreement was conditioned on the FERC accepting the agreement without modification or condition, which the FERC did on August 24, 2009. A hearing on the remaining issues in the proceeding was completed in June 2009, and in September 2009 the ALJ issued an initial decision. The initial decision affirms Entergy's position in the filing, except for two issues that may result in a reallocation of costs among the Utility operating companies. Entergy, the APSC, the LPSC, and the MPSC have submitted briefs on exceptions in the proceeding, and the matter has been submitted to the FERC for decision.

2009 Rate Filing Based on Calendar Year 2008 Production Costs

Several parties intervened in the 2009 rate proceeding at the FERC, including the LPSC and Ameren, which have also filed protests. In July 2009 the FERC accepted Entergy's proposed rates for filing, effective June 1, 2009, subject to refund, and set the proceeding for hearing and settlement procedures. Settlement procedures were terminated and a hearing before the ALJ was held in April 2010. In August 2010 the ALJ issued an initial decision. The initial decision substantially affirms Entergy's position in the filing, except for one issue that may result in some reallocation of costs among the Utility operating companies. The LPSC, the FERC trial staff, and Entergy have submitted briefs on exceptions in the proceeding.

2010 Rate Filing Based on Calendar Year 2009 Production Costs

In May 2010, Entergy filed with the FERC the 2010 rates in accordance with the FERC's orders in the System Agreement proceeding, and supplemented the filing in September 2010. Several parties intervened in the proceeding at the FERC, including the LPSC and the City Council, which have also filed protests. In July 2010 the FERC accepted Entergy's proposed rates for filing, effective June 1, 2010, subject to refund, and set the proceeding for hearing and settlement procedures. Settlement procedures have been terminated, and the ALJ scheduled hearings to begin in March 2011, with an initial decision scheduled for July 2011. Subsequently, in January 2011 the ALJ issued an order directing the parties and FERC staff to show cause why this proceeding should not be stayed pending the issuance of FERC decisions in the prior production cost proceedings currently before the FERC on review. Briefing on the issue concluded on February 14, 2011. A hearing on the show cause order is scheduled for March 3, 2011.

INTERRUPTIBLE LOAD PROCEEDING

In April 2007 the U.S. Court of Appeals for the D.C. Circuit issued its opinion in the LPSC's appeal of the FERC's March 2004 and April 2005 orders related to the treatment under the System Agreement of the Utility operating companies' interruptible loads. In its opinion, the D.C. Circuit concluded that the FERC (1) acted arbitrarily and capriciously by allowing the Utility operating companies to phase-in the effects of the elimination of the interruptible load over a 12-month period of time; (2) failed to adequately explain why refunds could not be ordered under Section 206(c) of the Federal Power Act; and (3) exercised appropriately its discretion to defer addressing the cost of sulfur dioxide allowances until a later time. The D.C. Circuit remanded the matter to the FERC for a more considered determination on the issue of refunds. The FERC issued its order on remand in September 2007, in which it directed Entergy to make a compliance filing removing all interruptible load from the computation of peak load responsibility commencing April 1, 2004 and to issue any necessary refunds to reflect this change. In addition, the order directed the Utility operating companies to make refunds for the period May 1995 through July 1996. In November 2007 the Utility operating companies filed a refund report describing the refunds to be issued pursuant to the FERC's orders. The LPSC filed a protest to the refund report in December 2007, and the Utility operating companies filed an answer to the protest in January 2008. The refunds were made in October 2008 by the Utility operating companies that owed refunds to the Utility operating companies that were due a refund under the decision.

Notes to Consolidated Financial Statements continued

The APSC and the Utility operating companies appealed the FERC decisions to the D.C. Circuit. Because of its refund obligation to its customers as a result of this proceeding and a related LPSC proceeding, Entergy Louisiana recorded provisions during 2008 of approximately $16 million, including interest, for rate refunds. The refunds were made in the fourth quarter 2009.

Following the filing of petitioners' initial briefs, the FERC filed a motion requesting the D.C. Circuit hold the appeal of the FERC's decisions ordering refunds in the interruptible load proceeding in abeyance and remand the record to the FERC. The D.C. Circuit granted the FERC's unopposed motion on June 24, 2009, and directed the FERC to file status reports at 60-day intervals beginning August 24, 2009. The D.C. Circuit also directed the parties to file motions to govern future proceedings in the case within 30 days of the completion of the FERC proceedings. In December 2009 the FERC established a paper hearing to determine whether the FERC had the authority and, if so, whether it would be appropriate to order refunds resulting from changes in the treatment of interruptible load in the allocation of capacity costs by the Utility operating companies. In August 2010 the FERC issued an order stating that it has the authority and refunds are appropriate. The APSC, MPSC, and Entergy have requested rehearing of the FERC's decision. In September 2010, the FERC set for hearing and settlement judge procedures the Utility operating companies' calculation of the refunds for the 15-month refund period of May 14, 1995 through August 13, 1996, as contained in the November 2007 refund report. The purpose of the hearing is to determine whether the refund amounts for such period were calculated in a just and reasonable manner. The settlement proceedings are ongoing.

Entergy Arkansas filed a request with the APSC for recovery of the refund paid to its customers and the APSC staff has filed a motion to dismiss the request. A procedural schedule has not been set in the proceeding.

Entergy Arkansas Opportunity Sales Proceeding

In June 2009, the LPSC filed a complaint requesting that the FERC determine that certain of Entergy Arkansas's sales of electric energy to third parties: (a) violated the provisions of the System Agreement that allocate the energy generated by Entergy System resources, (b) imprudently denied the Entergy System and its ultimate consumers the benefits of low-cost Entergy System generating capacity, and (c) violated the provision of the System Agreement that prohibits sales to third parties by individual companies absent an offer of a right-of-first-refusal to other Utility operating companies. The LPSC's complaint challenges sales made beginning in 2002 and requests refunds. On July 20, 2009, the Utility operating companies filed a response to the complaint requesting that the FERC dismiss the complaint on the merits without hearing because the LPSC has failed to meet its burden of showing any violation of the System Agreement and failed to produce any evidence of imprudent action by the Entergy System. In their response, the Utility operating companies explained that the System Agreement clearly contemplates that the Utility operating companies may make sales to third parties for their own account, subject to the requirement that those sales be included in the load (or load shape) for the applicable Utility operating company. The response further explains that the FERC already has determined that Entergy Arkansas's short-term wholesale sales did not trigger the "right-of-first-refusal" provision of the System Agreement. While the D.C. Circuit recently determined that the "right-of-first-refusal" issue was not properly before the FERC at the time of its earlier decision on the issue, the LPSC has raised no additional claims or facts that would warrant the FERC reaching a different conclusion. On December 7, 2009, the FERC issued an order setting the matter for hearing and settlement procedures.

The LPSC filed direct testimony in the proceeding alleging, among other things, (1) that Entergy violated the System Agreement by permitting Entergy Arkansas to make non-requirements sales to non-affiliated third parties rather than making such energy available to the other Utility operating companies' customers; and (2) that over the period 2000 - 2009, these non-requirements sales caused harm to the Utility operating companies' customers of $144 million and these customers should be compensated for this harm by Entergy. In subsequent testimony, the LPSC modified its original damages claim in favor of quantifying damages by re-running intra-system bills, which has not occurred. The Utility operating companies believe the LPSC's allegations are without merit. A hearing in the matter was held in August 2010.

In December 2010 the ALJ issued an initial decision. The ALJ found that the System Agreement allowed for Entergy Arkansas to make the sales to third parties but concluded that the sales should be accounted for in the same manner as joint account sales. The ALJ concluded that "shareholders" should make refunds of the damages to the Utility operating companies, along with interest. Entergy Corporation, or an Entergy Corporation subsidiary, is the shareholder of each of the Utility operating companies. Entergy disagrees with several aspects of the ALJ's initial decision and in January 2011 filed with the FERC exceptions to the decision. FERC consideration of the initial decision is pending. Entergy is unable to estimate the potential damages in this matter because certain aspects of how the refunds would be calculated require clarification by the FERC.

LPSC Interruptible Load Proceeding (Entergy Louisiana)

As discussed above, the FERC issued orders in September 2005 and 2007 in which it directed Entergy to remove all interruptible load from certain computations of peak load responsibility commencing April 1, 2004 and to issue any necessary refunds to reflect this change. In addition, in September 2008 the FERC directed the Utility operating companies to make refunds for the period May 1995 through July 1996. In October 2009 the LPSC issued an order approving the flow through to retail rates of the LPSC-jurisdictional portion of the payments and credits resulting from the FERC's orders that had not yet been flowed through to retail rates, which required a net refund to Entergy Louisiana retail customers of $17.6 million, including interest. The refunds were made in the fourth quarter 2009. Of this amount, $5.4 million was refunded subject to adjustment in the event that future action by the FERC or the D.C. Circuit Court of Appeals results in a reversal or change in the amount of the refunds ordered by the FERC in September 2008.

Note 3. Income Taxes

Income tax expenses from continuing operations for 2010, 2009, and 2008 for Entergy Corporation and Subsidiaries consist of the following (in thousands):

	2010	2009	2008
Current:			
Federal	$ 145,161	$ (433,105)	$ 451,517
Foreign	131	154	256
State	19,313	(108,552)	146,171
Total	164,605	(541,503)	597,944
Deferred and non-current - net	468,698	1,191,418	23,022
Investment tax credit adjustments - net	(16,064)	(17,175)	(17,968)
Income tax expense from continuing operations	**$617,239**	**$ 632,740**	**$602,998**

Total income taxes for Entergy Corporation and subsidiaries differ from the amounts computed by applying the statutory income tax rate to income before taxes. The reasons for the differences for the years 2010, 2009, and 2008 are (in thousands):

	2010	2009	2008
Net income attributable to Entergy Corporation	$1,250,242	$1,231,092	$1,220,566
Preferred dividend requirements of subsidiaries	20,063	19,958	19,969
Consolidated net income	1,270,305	1,251,050	1,240,535
Income taxes	617,239	632,740	602,998
Income before income taxes	$1,887,544	$1,883,790	$1,843,533
Computed at statutory rate (35%)	$ 660,640	$ 659,327	$ 645,237
Increases (reductions) in tax resulting from:			
State income taxes net of federal income tax effect	40,530	65,241	9,926
Regulatory differences - utility plant items	14,931	57,383	45,543
Amortization of investment tax credits	(15,980)	(16,745)	(17,458)
Writeoff of reorganization costs	(19,974)	-	-
Tax law change-Medicare Part D	13,616	-	-
Decommissioning trust fund basis	-	(7,917)	(417)
Capital gains (losses)	-	(28,051)	(74,278)
Flow-through/permanent differences	(26,370)	(49,486)	14,656
Provision for uncertain tax positions	(43,115)	(17,435)	(27,970)
Valuation allowance	-	(40,795)	11,770
Other - net	(7,039)	11,218	(4,011)
Total income taxes as reported	**$ 617,239**	**$ 632,740**	**$ 602,998**
Effective income tax rate	32.7%	33.6%	32.7%

Significant components of accumulated deferred income taxes and taxes accrued for Entergy Corporation and Subsidiaries as of December 31, 2010 and 2009 are as follows (in thousands):

	2010	2009
Deferred tax liabilities:		
Plant-related basis differences	$ (5,947,760)	$ (5,520,095)
Net regulatory assets (liabilities)	(1,074,133)	(1,147,710)
Power purchase agreements	(265,429)	(862,322)
Nuclear decommissioning trusts	(439,481)	(855,608)
Other	(679,302	(456,053)
Total	(8,406,105)	(8,841,788)
Deferred tax assets:		
Accumulated deferred investment tax credit	111,170	118,587
Pension and other post-employment benefits	161,730	356,284
Nuclear decommissioning liabilities	285,889	313,648
Sale and leaseback	256,157	260,934
Provision for regulatory adjustments	100,504	103,403
Provision for contingencies	28,554	98,514
Unbilled/deferred revenues	18,642	31,995
Customer deposits	15,724	13,073
Net operating loss carryforwards	123,710	148,979
Capital losses	56,602	45,787
Other	19,009	160,264
Valuation allowance	(70,089)	(47,998)
Total	1,107,602	1,603,470
Noncurrent accrued taxes (including unrecognized tax benefits)	**$ (1,261,455)**	**$ (473,064)**
Accumulated deferred income taxes accrued	**$(8,559,958)**	**$(7,711,382)**

Entergy's estimated tax attribute carryovers and their expiration dates as of December 31, 2010 are as follows:

Carryover Description	Carryover Amount	Year(s) of expiration
Federal net operating losses	$ 10 billion	2023 - 2029
State net operating losses	$ 7.5 billion	2011 - 2030
Federal capital losses	$ 60.7 million	2014
State capital losses	$ 855 million	2011 - 2015
Federal minimum tax credits	$ 29 million	never
Other federal and state credits	$ 70 million	2011 - 2030

As a result of the accounting for uncertain tax positions, the amount of the deferred tax assets reflected in the financial statements is less than the amount of the tax effect of the federal and state net operating loss carryovers, tax credit carryovers, and other tax attributes reflected on income tax returns.

Because it is more likely than not that the benefit from certain state net operating and capital loss carryovers will not be utilized, a valuation allowance of $28 million and $34 million has been provided on the deferred tax assets relating to these state net operating and capital loss carryovers, respectively.

Notes to Consolidated Financial Statements continued

Unrecognized Tax Benefits

Accounting standards establish a "more-likely-than-not" recognition threshold that must be met before a tax benefit can be recognized in the financial statements. If a tax deduction is taken on a tax return, but does not meet the more-likely-than-not recognition threshold, an increase in income tax liability, above what is payable on the tax return, is required to be recorded. A reconciliation of Entergy's beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	2010	2009	2008
Gross balance at January 1	$ 4,050,491	$ 1,825,447	$ 2,523,794
Additions based on tax positions related to the current year	480,843	2,286,759	378,189
Additions for tax positions of prior years	871,682	697,615	259,434
Reductions for tax positions of prior years	(438,460)	(372,862)	(166,651)
Settlements	(10,462)	(385,321)	(1,169,319)
Lapse of statute of limitations	(4,306)	(1,147)	–
Gross balance at December 31	4,949,788	4,050,491	1,825,447
Offsets to gross unrecognized tax benefits:			
Credit and loss carryovers	(3,771,301)	(3,349,589)	(1,265,734)
Cash paid to taxing authorities	(373,000)	(373,000)	(548,000)
Unrecognized tax benefits net of unused tax attributes and payments[1]	$ 805,487	$ 327,902	$ 11,713

(1) Potential tax liability above what is payable on tax returns

The balances of unrecognized tax benefits include $605 million, $522 million, and $543 million as of December 31, 2010, 2009, and 2008, respectively, which, if recognized, would lower the effective income tax rates. Because of the effect of deferred tax accounting, the remaining balances of unrecognized tax benefits of $4.34 billion, $3.53 billion, and $1.28 billion as of December 31, 2010, 2009, and 2008, respectively, if disallowed, would not affect the annual effective income tax rate but would accelerate the payment of cash to the taxing authority to an earlier period.

Entergy has made deposits, with the IRS against its potential liabilities arising from audit adjustments and settlements related to its uncertain tax positions. Deposits are expected to be made to the IRS as the cash tax benefits of uncertain tax positions are realized. As of December 31, 2010, Entergy has deposits of $373 million on account with the IRS to cover its uncertain tax positions.

Entergy accrues interest and penalties expenses, if any, related to unrecognized tax benefits in income tax expense. Entergy's December 31, 2010, 2009, and 2008 accrued balance for the possible payment of interest and penalties is approximately $45 million, $48 million, and $55 million, respectively.

Income Tax Litigation

On October 4, 2010 the United States Tax Court entered its decision in favor of Entergy for tax years 1997 and 1998. The issues decided by the Court are as follows:

- The ability to credit the U.K. Windfall Tax against U.S. tax as a foreign tax credit. The U.K. Windfall Tax relates to Entergy's former investment in London Electricity.
- The validity of Entergy's change in method of tax accounting for street lighting assets and the related increase in depreciation deductions.

On December 20, 2010, the IRS filed notice that it will appeal the decision of the Tax Court to the United States Court of Appeals for the Fifth Circuit.

On February 21, 2008, the IRS issued a Statutory Notice of Deficiency for the year 2000. The deficiency resulted from a disallowance of the same two issues discussed above as well as the issue discussed below.

- Depreciation deductions that resulted from Entergy's purchase price allocations on its acquisitions of its non-utility nuclear plants.

Entergy filed a Tax Court Petition on May 5, 2008 challenging the three issues in dispute. On June 28, 2010, trial was held in Washington, D.C. On February 7, 2011 a joint stipulation of settled issues was filed addressing the depreciation issue in the above Tax Court case. As a result, the IRS agreed that Entergy was entitled to allocate all of the cash consideration to plant and equipment rather than to nuclear decommissioning trusts thereby entitling Entergy to its claimed depreciation. However, the case has been left open for administrative purposes pending the appeal by the IRS of the U.K. Windfall Tax foreign tax credit and street lighting issues to the United States Court of Appeals for the Fifth Circuit. Additionally, with respect to Entergy's acquisition of all of its non-utility nuclear power plants, Entergy and the IRS entered into a closing agreement on January 31, 2011 that entitles Entergy to allocate all of its cash consideration to plant and equipment.

With respect to the U.K. Windfall Tax issue, the total tax included in IRS Notices of Deficiency is $82 million. The total tax and interest associated with this issue for all years is approximately $275 million.

With respect to the street lighting issue, the total tax included in IRS Notices of Deficiency is $22 million. The total federal and state tax and interest associated with this issue for all open tax years is approximately $75 million.

Income Tax Audits

Entergy or one of its subsidiaries files U.S. federal and various state and foreign income tax returns. Other than the matters discussed in the Income Tax Litigation section above, the IRS's and substantially all state taxing authorities' examinations are completed for years before 2004.

2002-2003 IRS AUDIT

In September 2009, Entergy entered into a partial agreement with the IRS for the years 2002 and 2003. It is a partial agreement because Entergy did not agree to the IRS's disallowance of foreign tax credits for the U.K. Windfall Tax and the street lighting issues. These issues will be governed by the outcome of the decision by the 5th Circuit for the tax years 1997 and 1998.

2004-2005 IRS AUDIT

The IRS issued its 2004-2005 Revenue Agent's Report on May 26, 2009.

On June 25, 2009 Entergy filed a formal Protest with the IRS Appeals Office indicating disagreement with certain issues contained in the Revenue Agent's Report. The major issues in dispute are:

- Depreciation of street lighting assets (issue before the 5th Circuit)
- Qualified research expenditures for purposes of the research credit
- Inclusion of nuclear decommissioning liabilities in cost of goods sold

The initial IRS Appeals Conference to discuss these disputed issues occurred in September of 2010. Negotiations are ongoing.

2006-2007 IRS AUDIT

The IRS commenced an examination of Entergy's 2006 and 2007 U.S. federal income tax returns in the third quarter 2009. The IRS has proposed adjustments for these years. The audit is progressing according to plan. The audit report is expected to be issued in the second quarter 2011.

The IRS has also examined the Entergy Wholesale Commodities subsidiaries' and Utility operating companies' mark-to-market deductions claimed on wholesale power contracts. With respect to the mark-to-market issue, the total federal and state tax included in unrecognized tax benefits is approximately $747 million for Entergy and $62 million for Entergy Louisiana. Amounts for the other Registrant Subsidiaries are not significant.

Other Tax Matters

Entergy regularly negotiates with the IRS to achieve settlements. The results of all pending litigations and audit issues could result in significant changes to the amounts of unrecognized tax benefits as discussed above.

When Entergy Louisiana, Inc. restructured effective December 31, 2005, Entergy Louisiana agreed, under the terms of the merger plan, to indemnify its parent, Entergy Louisiana Holdings, Inc. (formerly, Entergy Louisiana, Inc.) for certain tax obligations that arose from the 2002-2003 IRS partial agreement. Because the agreement with the IRS was settled in the fourth quarter 2009, Entergy Louisiana paid Entergy Louisiana Holdings approximately $289 million pursuant to these intercompany obligations in the fourth quarter 2009.

On November 20, 2009, Entergy Corporation and subsidiaries amended the Entergy Corporation and Subsidiary Companies Intercompany Income Tax Allocation Agreement such that Entergy Corporation shall be treated, under all provisions of such Agreement, in a manner that is identical to the treatment afforded all subsidiaries, direct or indirect, of Entergy Corporation.

In the fourth quarter 2009, Entergy filed Applications for Change in Method of Accounting for certain costs under Section 263A of the Internal Revenue Code. In the Application, Entergy is requesting permission to treat the nuclear decommissioning liability associated with the operation of its nuclear power plants as a production cost properly includable in cost of goods sold. The effect of this change for Entergy is a $5.7 billion reduction in 2009 taxable income within Entergy Wholesale Commodities.

In March of 2010, Entergy filed an Application for Change in Accounting Method with the Internal Revenue Service. In the application Entergy proposed to change the definition of Unit of Property to determine the appropriate characterization of costs associated with such Unit as capital or repair under the Internal Revenue Code and related Treasury Regulations. The effect of this change is an approximate $530 million reduction in 2010 taxable income for Entergy.

During the fourth quarter 2010, Entergy determined that its calculation of certain temporary differences associated primarily with plant-related basis differences had been either under or overstated in prior periods and required adjustments to previously reported amounts of accumulated deferred income taxes and taxes accrued and the offsetting regulatory assets or liabilities for income taxes. Entergy has restated its 2009 balance sheet as shown below. Entergy also separately restated its 2009 balance sheet to reclassify an amount from other regulatory liabilities to accumulated deferred income taxes and taxes accrued. There was no impact on the results of operations or cash flows as a result of these corrections. The following corrections were made to either increase or (decrease) the previously reported amounts as of December 31, 2009 (in millions):

	Accumulated deferred income taxes and taxes accrued	Regulatory assets for income taxes-net	Regulatory liability for income taxes-net	Other regulatory liabilities
Entergy	$240	$197	$–	$(43)

Note 4. Revolving Credit Facilities, Lines of Credit and Short-Term Borrowings

Entergy Corporation has a revolving credit facility that expires in August 2012 and has a borrowing capacity of $3.5 billion. Entergy Corporation also has the ability to issue letters of credit against the total borrowing capacity of the credit facility. The facility fee is currently 0.125% of the commitment amount. Facility fees and interest rates on loans under the credit facility can fluctuate depending on the senior unsecured debt ratings of Entergy Corporation. The weighted average interest rate for the year ended December 31, 2010 was 0.78% on the drawn portion of the facility. Following is a summary of the borrowings outstanding and capacity available under the facility as of December 31, 2010 (in millions):

Capacity	Borrowings	Letters of Credit	Capacity Available
$3,466	$1,632	$25	$1,809

Entergy Corporation's facility requires it to maintain a consolidated debt ratio of 65% or less of its total capitalization. Entergy is in compliance with this covenant. If Entergy fails to meet this ratio, or if Entergy Corporation or one of the Utility operating companies (except Entergy New Orleans) defaults on other indebtedness or is in bankruptcy or insolvency proceedings, an acceleration of the facility maturity date may occur.

Notes to Consolidated Financial Statements continued

Entergy Arkansas, Entergy Gulf States Louisiana, Entergy Louisiana, Entergy Mississippi, and Entergy Texas each had credit facilities available as of December 31, 2010 as follows (in millions):

Company	Expiration Date	Amount of Facility	Interest Rate[(a)]	Amount Drawn as of Dec. 31, 2010
Entergy Arkansas	April 2011	$75.125[(b)]	2.75%	–
Entergy Gulf States Louisiana	August 2012	$100[(c)]	0.67%	–
Entergy Louisiana	August 2012	$200[(d)]	0.67%	–
Entergy Mississippi	May 2011	$ 35[(e)]	2.01%	–
Entergy Mississippi	May 2011	$ 25[(e)]	2.01%	–
Entergy Mississippi	May 2011	$ 10[(e)]	2.01%	–
Entergy Texas	August 2012	$100[(f)]	0.74%	–

(a) The interest rate is the weighted average interest rate as of December 31, 2010 applied, or that would be applied, to outstanding borrowings under the facility.

(b) The credit facility requires Entergy Arkansas to maintain a debt ratio of 65% or less of its total capitalization. Borrowings under the Entergy Arkansas credit facility may be secured by a security interest in its accounts receivable.

(c) The credit facility allows Entergy Gulf States Louisiana to issue letters of credit against the borrowing capacity of the facility. As of December 31, 2010, no letters of credit were outstanding. The credit facility requires Entergy Gulf States Louisiana to maintain a consolidated debt ratio of 65% or less of its total capitalization.

(d) The credit facility allows Entergy Louisiana to issue letters of credit against the borrowing capacity of the facility. As of December 31, 2010, no letters of credit were outstanding. The credit facility requires Entergy Louisiana to maintain a consolidated debt ratio of 65% or less of its total capitalization.

(e) Borrowings under the Entergy Mississippi credit facilities may be secured by a security interest in its accounts receivable. Entergy Mississippi is required to maintain a consolidated debt ratio of 65% or less of its total capitalization.

(f) The credit facility allows Entergy Texas to issue letters of credit against the borrowing capacity of the facility. As of December 31, 2010, no letters of credit were outstanding. The credit facility requires Entergy Texas to maintain a consolidated debt ratio of 65% or less of its total capitalization. Pursuant to the terms of the credit agreement securitization bonds are excluded from debt and capitalization in calculating the debt ratio.

The facility fees on the credit facilities range from 0.09% to 0.15% of the commitment amount.

The short-term borrowings of the Registrant Subsidiaries are limited to amounts authorized by the FERC. The current FERC-authorized limits are effective through October 31, 2011 under a FERC order dated October 14, 2009. In addition to borrowings from commercial banks, these companies are authorized under a FERC order to borrow from the Entergy System money pool. The money pool is an inter-company borrowing arrangement designed to reduce the Utility subsidiaries' dependence on external short-term borrowings. Borrowings from the money pool and external short-term borrowings combined may not exceed the FERC-authorized limits. The following are the FERC-authorized limits for short-term borrowings and the outstanding short-term borrowings as of December 31, 2010 (aggregating both money pool and external short-term borrowings) for the Registrant Subsidiaries (in millions):

	Authorized	Borrowings
Entergy Arkansas	$250	–
Entergy Gulf States Louisiana	$200	–
Entergy Louisiana	$250	–
Entergy Mississippi	$175	$33
Entergy New Orleans	$100	–
Entergy Texas	$200	–
System Energy	$200	–

Variable Interest Entities

See Note 18 to the financial statements for a discussion of the consolidation of the nuclear fuel company variable interest entities (VIE) effective in the first quarter 2010. The variable interest entities have short-term credit facilities and also issue commercial paper to finance the acquisition and ownership of nuclear fuel as follows as of December 31, 2010 (dollars in millions):

Company	Expiration Date	Amount of Facility	Weighted Average Interest Rate on Borrowings[(a)]	Amount Outstanding as of December 31, 2010
Entergy Arkansas VIE	July 2013	$ 85	2.45%	$62.8
Entergy Gulf States Louisiana VIE	July 2013	$ 85	2.125%	$24.2
Entergy Louisiana VIE	July 2013	$ 90	2.42%	$23.1
System Energy VIE	July 2013	$100	2.40%	$38.3

(a) Includes letter of credit fees and bank fronting fees on commercial paper issuances by the VIEs for Entergy Arkansas, Entergy Louisiana, and System Energy. The VIE for Entergy Gulf States Louisiana does not issue commercial paper, but borrows directly on its bank credit facility.

The amount outstanding on the Entergy Gulf States Louisiana credit facility is included in long-term debt on its balance sheet and the commercial paper outstanding for the other VIEs is classified as a current liability on the respective balance sheets. The commitment fees on the credit facilities are 0.20% of the commitment amount. Each credit facility requires the respective lessee (Entergy Arkansas, Entergy Gulf States Louisiana, Entergy Louisiana, or Entergy Corporation as Guarantor for System Energy) to maintain a consolidated debt ratio of 70% or less of its total capitalization.

The variable interest entities had long-term notes payable that are included in long-term debt on the respective balance sheets as of December 31, 2010 as follows (dollars in millions):

Company	Description	Amount
Entergy Arkansas VIE	5.60% Series G due September 2011	$35
Entergy Arkansas VIE	9% Series H due June 2013	$30
Entergy Arkansas VIE	5.69% Series I due July 2014	$70
Entergy Gulf States Louisiana VIE	5.56% Series N due May 2013	$75
Entergy Gulf States Louisiana VIE	5.41% Series O due July 2012	$60
Entergy Louisiana VIE	5.69% Series E due July 2014	$50
System Energy VIE	6.29% Series F due September 2013	$70
System Energy VIE	5.33% Series G due April 2015	$60

In accordance with regulatory treatment, interest on the nuclear fuel company variable interest entities' credit facilities, commercial paper, and long-term notes payable is included as fuel expense.

Note 5. Long-Term Debt

Long-term debt for Entergy Corporation and subsidiaries as of December 31, 2010 and 2009 consisted of (dollars in thousands):

Type of Debt and Maturity	Weighted-Average Interest Rate at December 31, 2010	Interest Rate Ranges at December 31, 2010	2009	Outstanding at December 31, 2010	2009
Mortgage Bonds					
2010 - 2015	4.68%	3.6% - 6.2%	4.5% - 6.2%	$ 820,000	$ 1,662,120
2016 - 2020	5.98%	3.95% - 7.125%	4.95% - 7.125%	1,910,000	1,910,000
2021 - 2025	5.13%	3.75% - 5.66%	5.40% - 5.66%	1,258,738	909,097
2026 - 2035	5.90%	4.44% - 6.4%	5.65% - 7.6%	1,118,546	1,318,950
2039 - 2041	6.28%	5.75% - 7.875%	7.875%	755,000	150,000
Governmental Bonds[(a)]					
2010 - 2015	4.26%	2.875% - 6.75%	5.45% - 7.0%	79,295	91,310
2016 - 2020	4.76%	4.6% - 5.8%	4.6% - 6.3%	65,540	214,200
2021 - 2025	5.67%	4.6% - 5.9%	4.6% - 5.9%	410,005	410,005
2026 - 2030	5.32%	5.0% - 6.2%	6.2% - 6.6%	288,680	111,680
Securitization Bonds					
2013 - 2020	3.93%	2.12% - 5.79%	2.12% - 5.79%	474,318	505,628
2021 - 2023	4.25%	2.30% - 5.93%	4.38% - 5.93%	457,100	333,000
Variable Interest Entities Notes Payable (Note 4)					
2011 - 2015	5.69%	2.125% - 9%	–	474,200	–
Entergy Corporation Notes					
due May 2010	–	–	6.58%	–	75,000
due November 2010	–	–	6.9%	–	140,000
due March 2011	n/a	7.06%	7.06%	86,000	86,000
due September 2015	n/a	3.625%	–	550,000	–
due September 2020	n/a	5.125%	–	450,000	–
Note Payable to NYPA	(b)	(b)	(b)	155,971	177,543
5 Year Credit Facility (Note 4)	n/a	0.78%	1.377%	1,632,120	2,566,150
Entergy Corporation Bank Term Loan due 2010	–	–	1.41%	–	60,000
Long-term DOE Obligation[(c)]	–	–	–	180,919	180,683
Waterford 3 Lease Obligation[(d)]	n/a	7.45%	7.45%	223,802	241,128
Grand Gulf Lease Obligation[(d)]	n/a	5.13%	5.13%	222,280	266,864
Unamortized Premium and Discount - Net				(10,181)	(10,635)
Other				14,372	18,972
Total Long-Term Debt				**11,616,705**	**11,417,695**
Less Amount Due Within One Year				299,548	711,957
Long-Term Debt Excluding Amount Due Within One Year				**$11,317,157**	**$10,705,738**
Fair Value of Long-Term Debt[(e)]				$ 10,988,646	$ 10,727,908

(a) *Consists of pollution control revenue bonds and environmental revenue bonds.*
(b) *These notes do not have a stated interest rate, but have an implicit interest rate of 4.8%.*
(c) *Pursuant to the Nuclear Waste Policy Act of 1982, Entergy's nuclear owner/licensee subsidiaries have contracts with the DOE for spent nuclear fuel disposal service. The contracts include a one-time fee for generation prior to April 7, 1983. Entergy Arkansas is the only Entergy company that generated electric power with nuclear fuel prior to that date and includes the one-time fee, plus accrued interest, in long-term debt.*
(d) *See Note 10 for further discussion of the Waterford 3 and Grand Gulf Lease Obligations.*
(e) *The fair value excludes lease obligations of $224 million at Entergy Louisiana and $222 million at System Energy, long-term DOE obligations of $181 million at Entergy Arkansas, and the note payable to NYPA of $156 million at Entergy, and includes debt due within one year. Fair values are based on prices derived by independent third parties that use inputs such as benchmark yields, reported trades, broker/dealer quotes, and issuer spreads.*

Notes to Consolidated Financial Statements continued

The annual long-term debt maturities (excluding lease obligations and long-term DOE obligations) for debt outstanding as of December 31, 2010, for the next five years are as follows (in thousands):

2011	$ 230,257
2012	$1,815,972
2013	$ 734,309
2014	$ 150,681
2015	$ 863,539

In November 2000, Entergy's non-utility nuclear business purchased the FitzPatrick and Indian Point 3 power plants in a seller-financed transaction. Entergy issued notes to NYPA with seven annual installments of approximately $108 million commencing one year from the date of the closing, and eight annual installments of $20 million commencing eight years from the date of the closing. These notes do not have a stated interest rate, but have an implicit interest rate of 4.8%. In accordance with the purchase agreement with NYPA, the purchase of Indian Point 2 in 2001 resulted in Entergy becoming liable to NYPA for an additional $10 million per year for 10 years, beginning in September 2003. This liability was recorded upon the purchase of Indian Point 2 in September 2001, and is included in the note payable to NYPA balance above. In July 2003, a payment of $102 million was made prior to maturity on the note payable to NYPA. Under a provision in a letter of credit supporting these notes, if certain of the Utility operating companies or System Energy were to default on other indebtedness, Entergy could be required to post collateral to support the letter of credit.

One of the covenants in certain of the Entergy Corporation notes require it to maintain a consolidated debt ratio of 65% or less of its total capitalization. If Entergy's debt ratio exceeds this limit, or if Entergy Corporation or certain of the Utility operating companies default on other indebtedness or are in bankruptcy or insolvency proceedings, an acceleration of the notes' maturity dates may occur.

Entergy Gulf States Louisiana, Entergy Louisiana, Entergy Mississippi, Entergy Texas, and System Energy have obtained long-term financing authorizations from the FERC that extend through July 2011. Entergy Arkansas has obtained long-term financing authorization from the APSC that extends through December 2012. Entergy New Orleans has obtained long-term financing authorization from the City Council that extends through July 2012.

Capital Funds Agreement

Pursuant to an agreement with certain creditors, Entergy Corporation has agreed to supply System Energy with sufficient capital to:

- maintain System Energy's equity capital at a minimum of 35% of its total capitalization (excluding short-term debt);
- permit the continued commercial operation of Grand Gulf;
- pay in full all System Energy indebtedness for borrowed money when due; and
- enable System Energy to make payments on specific System Energy debt, under supplements to the agreement assigning System Energy's rights in the agreement as security for the specific debt.

Entergy Arkansas Securitization Bonds

In June 2010, the APSC issued a financing order authorizing the issuance of bonds to recover Entergy Arkansas's January 2009 ice storm damage restoration costs, including carrying costs of $11.5 million and $4.6 million of up-front financing costs. In August 2010, Entergy Arkansas Restoration Funding, LLC, a company wholly-owned and consolidated by Entergy Arkansas, issued $124.1 million of storm cost recovery bonds. The bonds have a coupon of 2.30% and an expected maturity date of August 2021. Although the principal amount is not due until the date given above, Entergy Arkansas Restoration Funding expects to make principal payments on the bonds over the next five years in the amount of $10.3 million for 2011, $12.2 million for 2012, $12.6 million for 2013, $12.8 million for 2014, and $13.2 million for 2015. With the proceeds, Entergy Arkansas Restoration Funding purchased from Entergy Arkansas the storm recovery property, which is the right to recover from customers through a storm recovery charge amounts sufficient to service the securitization bonds. The storm recovery property is reflected as a regulatory asset on the consolidated Entergy Arkansas balance sheet. The creditors of Entergy Arkansas do not have recourse to the assets or revenues of Entergy Arkansas Restoration Funding, including the storm recovery property, and the creditors of Entergy Arkansas Restoration Funding do not have recourse to the assets or revenues of Entergy Arkansas. Entergy Arkansas has no payment obligations to Entergy Arkansas Restoration Funding except to remit storm recovery charge collections.

Entergy Texas Securitization Bonds - Hurricane Rita

In April 2007 the PUCT issued a financing order authorizing the issuance of securitization bonds to recover $353 million of Entergy Texas's Hurricane Rita reconstruction costs and up to $6 million of transaction costs, offset by $32 million of related deferred income tax benefits. In June 2007, Entergy Gulf States Reconstruction Funding I, LLC, a company that is now wholly-owned and consolidated by Entergy Texas, issued $329.5 million of senior secured transition bonds (securitization bonds) as follows (in thousands):

Senior Secured Transition Bonds, Series A:	
Tranche A-1 (5.51%) due October 2013	$ 93,500
Tranche A-2 (5.79%) due October 2018	121,600
Tranche A-3 (5.93%) due June 2022	114,400
Total senior secured transition bonds	**$329,500**

Although the principal amount of each tranche is not due until the dates given above, Entergy Gulf States Reconstruction Funding expects to make principal payments on the bonds over the next five years in the amounts of $19.7 million for 2011, $20.8 million for 2012, $21.9 million for 2013, $23.2 million for 2014, and $24.6 million for 2015. All of the scheduled principal payments for 2011-2012 are for Tranche A-1, except for $2.3 million for Tranche A-2 in 2012, and all of the scheduled principal payments for 2013-2015 are for Tranche A-2.

With the proceeds, Entergy Gulf States Reconstruction Funding purchased from Entergy Texas the transition property, which is the right to recover from customers through a transition charge amounts sufficient to service the securitization bonds. The transition property is reflected as a regulatory asset on the consolidated Entergy Texas balance sheet. The creditors of Entergy Texas do not have recourse to the assets or revenues of Entergy Gulf States Reconstruction Funding, including the transition property, and the creditors of Entergy Gulf States Reconstruction Funding do not have recourse to the assets or revenues of Entergy Texas. Entergy Texas has no payment obligations to Entergy Gulf States Reconstruction Funding except to remit transition charge collections.

Entergy Texas Securitization Bonds - Hurricane Ike and Hurricane Gustav

In September 2009 the PUCT authorized the issuance of securitization bonds to recover $566.4 million of Entergy Texas's Hurricane Ike and Hurricane Gustav restoration costs, plus carrying costs and transaction costs, offset by insurance proceeds. In November 2009, Entergy Texas Restoration funding, LLC (Entergy Texas Restoration Funding), a company wholly-owned and consolidated by Entergy Texas, issued $545.9 million of senior secured transition bonds (securitization bonds), as follows (in thousands):

Senior Secured Transition Bonds:	
Tranche A-1 (2.12%) due February 2016	$ 182,500
Tranche A-2 (3.65%) due August 2019	144,800
Tranche A-3 (4.38%) due November 2023	218,600
Total senior secured transition bonds	**$545,900**

Although the principal amount of each tranche is not due until the dates given above, Entergy Texas Restoration Funding expects to make principal payments on the bonds over the next five years in the amount of $37.8 million for 2011, $38.6 million for 2012, $39.4 million for 2013, $40.2 million for 2014, and $41.2 million for 2015. All of the expected principal payments for 2011-2014 are for Tranche A-1 and $13.8 million of the scheduled principal payments for 2015 are for Tranche A-1 and $27.4 million are for Tranche A-2.

With the proceeds, Entergy Texas Restoration Funding purchased from Entergy Texas the transition property, which is the right to recover from customers through a transition charge amounts sufficient to service the securitization bonds. The transition property is reflected as a regulatory asset on the consolidated Entergy Texas balance sheet. The creditors of Entergy Texas do not have recourse to the assets or revenues of Entergy Texas Restoration Funding, including the transition property, and the creditors of Entergy Texas Restoration Funding do not have recourse to the assets or revenues of Entergy Texas. Entergy Texas has no payment obligations to Entergy Texas Restoration Funding except to remit transition charge collections.

Note 6. Preferred Equity

The number of shares and units authorized and outstanding and dollar value of preferred stock, preferred membership interests, and minority interest for Entergy Corporation subsidiaries as of December 31, 2010 and 2009 are presented below. All series of the Utility preferred stock are redeemable at the option of the related company (dollars in thousands):

	Shares/Units Authorized		Shares/Units Outstanding			
	2010	**2009**	**2010**	**2009**	**2010**	**2009**
Entergy Corporation						
Utility:						
Preferred Stock or Preferred Membership Interests without sinking fund:						
Entergy Arkansas, 4.32% - 6.45% Series	3,413,500	3,413,500	3,413,500	3,413,500	$ 116,350	$ 116,350
Entergy Gulf States Louisiana, Series A 8.25%	100,000	100,000	100,000	100,000	10,000	10,000
Entergy Louisiana, 6.95% Series[(a)]	1,000,000	1,000,000	840,000	840,000	84,000	84,000
Entergy Mississippi, 4.36% - 6.25% Series	1,403,807	1,403,807	1,403,807	1,403,807	50,381	50,381
Entergy New Orleans, 4.36% - 5.56% Series	197,798	197,798	197,798	197,798	19,780	19,780
Total Utility Preferred Stock or Preferred Membership Interests without sinking fund	6,115,105	6,115,105	5,955,105	5,955,105	280,511	280,511
Entergy Wholesale Commodities						
Preferred Stock without sinking fund:						
Entergy Asset Management, 8.95% rate[(b)]	1,000,000	1,000,000	305,240	305,240	29,375	29,375
Other	–	–	–	–	852	1,457
Total Subsidiaries' Preferred Stock without sinking fund	**7,115,105**	**7,115,105**	**6,260,345**	**6,260,345**	**$310,738**	**$311,343**

(a) In 2007, Entergy Louisiana Holdings, an Entergy subsidiary, purchased 160,000 of these shares from the holders.

(b) Upon the sale of Class B preferred shares in December 2009, Entergy Asset Management had issued and outstanding Class A and Class B preferred shares. The preferred stockholders' agreement provides that during the 180 day period prior to each December 31 either Entergy Asset Management or the majority Class A or Class B preferred shareholders, each acting separately as a class, may request that the preferred dividend rate for the respective class be reset. If Entergy Asset Management and the respective preferred shareholders are unable to agree on a dividend reset rate, the preferred shareholder can request that its shares be sold to a third party ("Sale Election"). If Entergy Asset Management is unable to enter into an agreement in principle to sell the preferred shares within 75 days, the Class A preferred shareholders have the right to take control of the Entergy Asset Management board of directors for the purpose of liquidating the assets of Entergy Asset Management in order to repay the Class A preferred shares and any accrued dividends. Upon the sale of Class A shares resulting from a Sale Election or a liquidation transaction by the Class A preferred shareholders, Class B shareholders have the option to exchange their shares for shares of Class A preferred stock.

All outstanding preferred stock and membership interests are cumulative.

Notes to Consolidated Financial Statements continued

Note 7. Common Equity

Common Stock

Common stock and treasury stock shares activity for Entergy for 2010, 2009, and 2008 is as follows:

	2010		2009		2008	
	Common Shares Issued	Treasury Shares	Common Shares Issued	Treasury Shares	Common Shares Issued	Treasury Shares
Beginning Balance, January 1	**254,752,788**	**65,634,580**	**248,174,087**	**58,815,518**	**248,174,087**	**55,053,847**
Equity Unit Transaction	–	–	6,578,701	–	–	–
Repurchases	–	11,490,551	–	7,680,000	–	4,792,299
Issuances:						
Employee Stock-Based Compensation Plans	–	(1,113,411)	–	(856,390)	–	(1,025,408)
Directors' Plan	–	(4,800)	–	(4,548)	–	(5,220)
Ending Balance, December 31	**254,752,788**	**76,006,920**	**254,752,788**	**65,634,580**	**248,174,087**	**58,815,518**

In December 2005, Entergy Corporation sold 10 million equity units with a stated amount of $50 each. An equity unit consisted of (1) a note, initially due February 2011 and initially bearing interest at an annual rate of 5.75%, and (2) a purchase contract that obligated the holder of the equity unit to purchase for $50 between 0.5705 and 0.7074 shares of Entergy Corporation common stock on or before February 17, 2009. Entergy paid the holders quarterly contract adjustment payments of 1.875% per year on the stated amount of $50 per equity unit. Under the terms of the purchase contracts, Entergy attempted to remarket the notes in February 2009 but was unsuccessful, the note holders put the notes to Entergy, Entergy retired the notes, and Entergy issued shares of common stock to settle the purchase contracts.

Entergy Corporation reissues treasury shares to meet the requirements of the Stock Plan for Outside Directors (Directors' Plan), two Equity Ownership Plans of Entergy Corporation and Subsidiaries, the Equity Awards Plan of Entergy Corporation and Subsidiaries, and certain other stock benefit plans. The Directors' Plan awards to non-employee directors a portion of their compensation in the form of a fixed number of shares of Entergy Corporation common stock.

In January 2007, the Board approved a repurchase program that authorized Entergy to repurchase up to $1.5 billion of its common stock. In January 2008, the Board authorized an incremental $500 million share repurchase program to enable Entergy to consider opportunistic purchases in response to equity market conditions. Entergy completed both the $1.5 billion and $500 million programs in the third quarter 2009. In October 2009, the Board granted authority for an additional $750 million share repurchase program which was completed in the fourth quarter 2010. In October 2010, the Board granted authority for an additional $500 million share repurchase program.

Retained Earnings and Dividend Restrictions

Provisions within the articles of incorporation or pertinent indentures and various other agreements relating to the long-term debt and preferred stock of certain of Entergy Corporation's subsidiaries could restrict the payment of cash dividends or other distributions on their common and preferred equity. As of December 31, 2010, under provisions in their mortgage indentures, Entergy Arkansas and Entergy Mississippi had retained earnings unavailable for distribution to Entergy Corporation of $458 million and $241 million, respectively, and Entergy Louisiana had member's equity unavailable for distribution to Entergy Corporation of $465 million. Entergy Corporation received dividend payments from subsidiaries totaling $580 million in 2010, $417 million in 2009, and $313 million in 2008.

Comprehensive Income

Accumulated other comprehensive income (loss) is included in the equity section of the balance sheets of Entergy. Accumulated other comprehensive income (loss) in the balance sheets included the following components (in thousands):

	December 31, 2010	December 31, 2009
Cash flow hedges net unrealized gains	$ 106,258	$ 117,943
Pension and other postretirement liabilities	(276,466)	(267,939)
Net unrealized investment gains	129,685	72,162
Foreign currency translation	2,311	2,649
Total	$ (38,212)	$ (75,185)

Other comprehensive income and total comprehensive income for years ended December 31, 2010, 2009, and 2008 are presented in Entergy's Statements of Changes in Equity and Comprehensive Income.

Note 8. Commitments and Contingencies

Entergy and the Registrant Subsidiaries are involved in a number of legal, regulatory, and tax proceedings before various courts, regulatory commissions, and governmental agencies in the ordinary course of business. While management is unable to predict the outcome of such proceedings, management does not believe that the ultimate resolution of these matters will have a material adverse effect on Entergy's results of operations, cash flows, or financial condition. Entergy discusses regulatory proceedings in Note 2 to the financial statements and discusses tax proceedings in Note 3 to the financial statements.

Vidalia Purchased Power Agreement

Entergy Louisiana has an agreement extending through the year 2031 to purchase energy generated by a hydroelectric facility known as the Vidalia project. Entergy Louisiana made payments under the contract of approximately $216.5 million in 2010, $204.9 million in 2009, and $166.5 million in 2008. If the maximum percentage (94%) of the energy is made available to Entergy Louisiana, current production projections would require estimated payments of approximately $170.2 million in 2011, and a total of $2.64 billion for the years 2012 through 2031. Entergy Louisiana currently recovers the costs of the purchased energy through its fuel adjustment clause. In an LPSC-approved settlement related to tax benefits from the tax treatment of the Vidalia contract, Entergy Louisiana agreed to credit rates by $11 million each year for up to ten years, beginning in October 2002. In addition, in accordance with an LPSC settlement, Entergy Louisiana credited rates in August 2007 by $11.8 million (including interest) as a result of a settlement with the IRS of the 2001 tax treatment of the Vidalia contract. Entergy Louisiana agreed to credit ratepayers additional amounts unless the tax accounting election was not sustained. During the years 2013-2031, Entergy Louisiana and its ratepayers would share the remaining benefits of this tax accounting election. The provisions of the settlement also provide that the LPSC shall not recognize or use Entergy Louisiana's use of the cash benefits from the tax treatment in setting any of Entergy Louisiana's rates. Therefore, to the extent Entergy Louisiana's use of the proceeds would ordinarily have reduced its rate base, no change in rate base shall be reflected for ratemaking purposes.

Nuclear Insurance

THIRD PARTY LIABILITY INSURANCE

The Price-Anderson Act requires that reactor licensees purchase insurance and participate in a secondary insurance pool that provides insurance coverage for the public in the event of a nuclear power plant accident. The costs of this insurance are borne by the nuclear power industry. Congress amended and renewed the Price-Anderson Act in 2005 for a term through 2025. The Price-Anderson Act requires nuclear power plants to show evidence of financial protection in the event of a nuclear accident. This protection must consist of two layers of coverage:

1. The primary level is private insurance underwritten by American Nuclear Insurers and provides public liability insurance coverage of $375 million. If this amount is not sufficient to cover claims arising from an accident, the second level, Secondary Financial Protection, applies.
2. Within the Secondary Financial Protection level, each nuclear reactor has a contingent obligation to pay a retrospective premium, equal to its proportionate share of the loss in excess of the primary level, regardless of proximity to the incident or fault, up to a maximum of $117.5 million per reactor per incident (Entergy's maximum total contingent obligation per incident is $1.3 billion). This consists of a $111.9 million maximum retrospective premium plus a five percent surcharge, which equates to $117.5 million, that may be payable, if needed, at a rate that is currently set at $17.5 million per year per incident per nuclear power reactor. There is no limitation for terrorist acts as there had been in the past.

Currently, 104 nuclear reactors are participating in the Secondary Financial Protection program. The product of the maximum retrospective premium assessment to the nuclear power industry and the number of nuclear power reactors provides over $12.2 billion in secondary layer insurance coverage to compensate the public in the event of a nuclear power reactor accident. The Price-Anderson Act provides that all potential liability for a nuclear accident is limited to the amounts of insurance coverage available under the primary and secondary layers.

Entergy Arkansas has two licensed reactors and Entergy Gulf States Louisiana, Entergy Louisiana, and System Energy each have one licensed reactor (10% of Grand Gulf is owned by a non-affiliated company (SMEPA) that would share on a pro-rata basis in any retrospective premium assessment to System Energy under the Price-Anderson Act). The Entergy Wholesale Commodities segment includes the ownership and operation of six nuclear power reactors and the ownership of the shutdown Indian Point 1 reactor and Big Rock Point facility.

Notes to Consolidated Financial Statements continued

PROPERTY INSURANCE

Entergy's nuclear owner/licensee subsidiaries are members of Nuclear Electric Insurance Limited (NEIL), a mutual insurance company that provides property damage coverage, including decontamination and premature decommissioning expense, to the members' nuclear generating plants. Effective April 1, 2010, Entergy was insured against such losses per the following structures:

Utility Plants (ANO 1 and 2, Grand Gulf, River Bend, and Waterford 3)

- Primary Layer (per plant) - $500 million per occurrence
- Excess Layer (per plant) - $750 million per occurrence
- Blanket Layer (shared among the Utility plants) - $350 million per occurrence
- Total limit - $1.6 billion per occurrence
- Deductibles:
  - $2.5 million per occurrence - Turbine/generator damage
  - $2.5 million per occurrence - Other than turbine/generator damage
  - $10 million per occurrence plus 10% of amount above $10 million - Damage from a windstorm, flood, earthquake, or volcanic eruption

Note: ANO 1 and 2 share in the primary and excess layers with common policies because the policies are issued on a per site basis.

Entergy Wholesale Commodities Plants (Indian Point, FitzPatrick, Pilgrim, Vermont Yankee, Palisades, and Big Rock Point)

- Primary Layer (per plant) - $500 million per occurrence
- Excess Layer - $615 million per occurrence
- Total limit - $1.115 billion per occurrence
- Deductibles;
  - $2.5 million per occurrence - Turbine/generator damage
  - $2.5 million per occurrence - Other than turbine/generator damage
  - $10 million per occurrence plus 10% of amount above $10 million - Damage from a windstorm, flood, earthquake, or volcanic eruption

Note: The Indian Point Units share in the primary and excess layers with common policies because the policies are issued on a per site basis. Big Rock Point has its own primary policy with no excess coverage.

In addition, Waterford 3, Grand Gulf, and the Entergy Wholesale Commodities plants are also covered under NEIL's Accidental Outage Coverage program. This coverage provides certain fixed indemnities in the event of an unplanned outage that results from a covered NEIL property damage loss, subject to a deductible and a waiting period. The following summarizes this coverage effective April 1, 2010:

Waterford 3

- $2.95 million weekly indemnity
- $413 million maximum indemnity
- Deductible: 26 week waiting period

Grand Gulf

- $400,000 weekly indemnity (total for four policies)
- $56 million maximum indemnity (total for four policies)
- Deductible: 26 week waiting period

Indian Point 2, Indian Point 3, and Palisades

- $4.5 million weekly indemnity
- $490 million maximum indemnity
- Deductible: 12 week waiting period

FitzPatrick and Pilgrim

- $4.0 million weekly indemnity
- $490 million maximum indemnity
- Deductible: 12 week waiting period

Vermont Yankee

- $3.5 million weekly indemnity
- $435 million maximum indemnity
- Deductible: 12 week waiting period

Under the property damage and accidental outage insurance programs, all NEIL insured plants could be subject to assessments should losses exceed the accumulated funds available from NEIL. Effective April 1, 2010, the maximum amounts of such possible assessments per occurrence were as follows (in millions):

Utility:	
Entergy Arkansas	$21.3
Entergy Gulf States Louisiana	$16.3
Entergy Louisiana	$19.3
Entergy Mississippi	$0.07
Entergy New Orleans	$0.07
Entergy Texas	N/A
System Energy	$15.3
Entergy Wholesale Commodities	$ –

Potential assessments for the Entergy Wholesale Commodities plants are covered by insurance obtained through NEIL's reinsurers.

Entergy maintains property insurance for its nuclear units in excess of the NRC's minimum requirement of $1.06 billion per site for nuclear power plant licensees. NRC regulations provide that the proceeds of this insurance must be used, first, to render the reactor safe and stable, and second, to complete decontamination operations. Only after proceeds are dedicated for such use and regulatory approval is secured would any remaining proceeds be made available for the benefit of plant owners or their creditors.

In the event that one or more acts of terrorism causes property damage under one or more or all nuclear insurance policies issued by NEIL (including, but not limited to, those described above) within 12 months from the date the first property damage occurs, the maximum recovery under all such nuclear insurance policies shall be an aggregate of $3.24 billion plus the additional amounts recovered for such losses from reinsurance, indemnity, and any other sources applicable to such losses. The Terrorism Risk Insurance Reauthorization Act of 2007 created a government program that provides for up to $100 billion in coverage in excess of existing coverage for a terrorist event.

Conventional Property Insurance

Entergy's conventional property insurance program provides coverage of up to $400 million on an Entergy system-wide basis for all operational perils (direct physical loss or damage due to machinery breakdown, electrical failure, fire, lightning, hail, or explosion) on an "each and every loss" basis; up to $400 million in coverage for certain natural perils (direct physical loss or damage due to earthquake, tsunami, flood, ice storm, and tornado) on an annual aggregate basis; and up to

$125 million for certain other natural perils (direct physical loss or damage due to a named windstorm or storm surge) on an annual aggregate basis. The conventional property insurance program only provides up to $50 million in coverage for the Entergy New Orleans gas distribution system on an annual aggregate basis. The coverage is subject to a $20 million self-insured retention per occurrence for operational perils and a $35 million self-insured retention per occurrence for natural perils and for the Entergy New Orleans gas distribution system.

Covered property generally includes power plants, substations, facilities, inventories, and gas distribution-related properties. Excluded property generally includes above-ground transmission and distribution lines, poles, and towers. The primary layer consists of a $65 million layer in excess of the self-insured retention and the excess layer consists of a $335 million layer in excess of the $65 million primary layer. Both layers are placed on a quota share basis through several insurers. This coverage is in place for Entergy Corporation, the Registrant Subsidiaries, and certain other Entergy subsidiaries, including the owners of the nuclear power plants in the Entergy Wholesale Commodities segment.

In addition to the conventional property insurance program, Entergy has purchased additional coverage ($20 million per occurrence) for some of its non-regulated, non-generation assets. This policy serves to buy-down the $20 million deductible and is placed on a scheduled location basis. The applicable deductibles are $100,000 to $250,000, except for properties that are damaged by flooding and properties whose values are greater than $20 million; these properties have a $500,000 deductible.

Employment and Labor-related Proceedings

The Registrant Subsidiaries and other Entergy subsidiaries are responding to various lawsuits in both state and federal courts and to other labor-related proceedings filed by current and former employees and third parties not selected for open positions. These actions include, but are not limited to, allegations of wrongful employment actions; wage disputes and other claims under the Fair Labor Standards Act or its state counterparts; claims of race, gender and disability discrimination; disputes arising under collective bargaining agreements; unfair labor practice proceedings and other administrative proceedings before the National Labor Relations Board; claims of retaliation; and claims for or regarding benefits under various Entergy Corporation sponsored plans. Entergy and the Registrant Subsidiaries are responding to these suits and proceedings and deny liability to the claimants. Management believes that loss exposure has been and will continue to be handled so that the ultimate resolution of these matters will not be material, in the aggregate, to the financial position, results of operation, or cash flows of Entergy or the Utility operating companies.

Note 9. Asset Retirement Obligations

Accounting standards require the recording of liabilities for all legal obligations associated with the retirement of long-lived assets that result from the normal operation of those assets. For Entergy, substantially all of its asset retirement obligations consist of its liability for decommissioning its nuclear power plants. In addition, an insignificant amount of removal costs associated with non-nuclear power plants is also included in the decommissioning line item on the balance sheets.

These liabilities are recorded at their fair values (which are the present values of the estimated future cash outflows) in the period in which they are incurred, with an accompanying addition to the recorded cost of the long-lived asset. The asset retirement obligation is accreted each year through a charge to expense, to reflect the time value of money for this present value obligation. The accretion will continue through the completion of the asset retirement activity. The amounts added to the carrying amounts of the long-lived assets will be depreciated over the useful lives of the assets. The application of accounting standards related to asset retirement obligations is earnings neutral to the rate-regulated business of the Registrant Subsidiaries.

In accordance with ratemaking treatment and as required by regulatory accounting standards, the depreciation provisions for the Registrant Subsidiaries include a component for removal costs that are not asset retirement obligations under accounting standards. In accordance with regulatory accounting principles, the Registrant Subsidiaries have recorded regulatory assets (liabilities) in the following amounts to reflect their estimates of the difference between estimated incurred removal costs and estimated removal costs recovered in rates (in millions):

December 31,	2010	2009
Entergy Arkansas	$(24.0)	$ (7.3)
Entergy Gulf States Louisiana	$(24.9)	$ (7.5)
Entergy Louisiana	$(52.9)	$(21.7)
Entergy Mississippi	$ 46.1	$ 44.5
Entergy New Orleans	$ 15.4	$ 15.2
Entergy Texas	$ 7.3	$ 7.2
System Energy	$ 12.2	$ 13.9

The cumulative decommissioning and retirement cost liabilities and expenses recorded in 2010 by Entergy were as follows (in millions):

	Liabilities as of Dec. 31, 2009	Accretion	Change in Cash Flow Estimate	Spending	Liabilities as of Dec. 31, 2010
Utility:					
Entergy Arkansas	$ 566.4	$ 35.8	$ –	$ –	$ 602.2
Entergy Gulf States Louisiana	$ 321.2	$ 18.7	$ –	$ –	$ 339.9
Entergy Louisiana	$ 298.2	$ 23.0	$ –	$ –	$ 321.2
Entergy Mississippi	$ 5.1	$ 0.3	$ –	$ –	$ 5.4
Entergy New Orleans	$ 3.2	$ 0.2	$ –	$ –	$ 3.4
Entergy Texas	$ 3.4	$ 0.2	$ –	$ –	$ 3.6
System Energy	$ 421.4	$ 31.4	$ –	$ –	$ 452.8
Entergy Wholesale Commodities	$1,320.6	$107.6	$ –	$(8.2)	$1,420.0

Notes to Consolidated Financial Statements continued

The cumulative decommissioning and retirement cost liabilities and expenses recorded in 2009 by Entergy were as follows (in millions):

	Liabilities as of Dec. 31, 2008	Accretion	Change in Cash Flow Estimate	Spending	Liabilities as of Dec. 31, 2009
Utility:					
Entergy Arkansas	$ 540.7	$34.6	$(8.9)	$ –	$ 566.4
Entergy Gulf States Louisiana	$ 222.9	$19.6	$78.7	$ –	$ 321.2
Entergy Louisiana	$ 276.8	$21.4	$ –	$ –	$ 298.2
Entergy Mississippi	$ 4.8	$ 0.3	$ –	$ –	$ 5.1
Entergy New Orleans	$ 3.0	$ 0.2	$ –	$ –	$ 3.2
Entergy Texas	$ 3.3	$ 0.1	$ –	$ –	$ 3.4
System Energy	$ 396.2	$29.4	$(4.2)	$ –	$ 421.4
Entergy Wholesale Commodities	$1,229.9	$99.3	$ –	$(8.6)	$1,320.6

Entergy periodically reviews and updates estimated decommissioning costs. The actual decommissioning costs may vary from the estimates because of regulatory requirements, changes in technology, and increased costs of labor, materials, and equipment. As described below, during 2009 Entergy updated decommissioning cost estimates for certain nuclear power plants. There were no updates to decommissioning cost estimates for 2010.

In the first quarter 2009, Entergy Arkansas recorded a revision to its estimated decommissioning cost liabilities for ANO 1 and 2 as a result of a revised decommissioning cost study. The revised estimates resulted in an $8.9 million reduction in its decommissioning liability, along with a corresponding reduction in the related regulatory asset.

In the second quarter 2009, System Energy recorded a revision to its estimated decommissioning cost liabilities for Grand Gulf as a result of a revised decommissioning cost study. The revised estimate resulted in a $4.2 million reduction in its decommissioning liability, along with a corresponding reduction in the related regulatory asset.

In the fourth quarter 2009, Entergy Gulf States Louisiana recorded a revision to its estimated decommissioning cost liabilities for River Bend as a result of a revised decommissioning cost study. The revised estimate resulted in a $78.7 million increase in its decommissioning liability, along with a corresponding increase in the related asset retirement obligation asset that will be depreciated over the remaining life of the units.

For the Indian Point 3 and FitzPatrick plants purchased in 2000, NYPA retained the decommissioning trusts and the decommissioning liability. NYPA and Entergy subsidiaries executed decommissioning agreements, which specify their decommissioning obligations. NYPA has the right to require the Entergy subsidiaries to assume the decommissioning liability provided that it assigns the corresponding decommissioning trust, up to a specified level, to the Entergy subsidiaries. If the decommissioning liability is retained by NYPA, the Entergy subsidiaries will perform the decommissioning of the plants at a price equal to the lesser of a pre-specified level or the amount in the decommissioning trusts. Entergy recorded an asset representing its estimate of the present value of the difference between the stipulated contract amount for decommissioning the plants less the decommissioning cost estimated in an independent decommissioning cost study. The asset is increased by monthly accretion based on the applicable discount rate necessary to ultimately provide for the estimated future value of the decommissioning contract. The monthly accretion is recorded as interest income.

Entergy maintains decommissioning trust funds that are committed to meeting the costs of decommissioning the nuclear power plants. The fair values of the decommissioning trust funds and the related asset retirement obligation regulatory assets of Entergy as of December 31, 2010 are as follows (in millions):

	Decommissioning Trust Fair Values	Regulatory Asset
Utility:		
ANO 1 and ANO 2	$ 520.8	$161.4
River Bend	$ 393.6	$ 10.9
Waterford 3	$ 240.5	$104.2
Grand Gulf	$ 387.9	$ 98.3
Entergy Wholesale Commodities	$2,052.9	$ –

The fair values of the decommissioning trust funds and the related asset retirement obligation regulatory assets of Entergy as of December 31, 2009 are as follows (in millions):

	Decommissioning Trust Fair Values	Regulatory Asset
Utility:		
ANO 1 and ANO 2	$ 440.2	$173.7
River Bend	$ 349.5	$ 11.0
Waterford 3	$ 209.1	$ 91.0
Grand Gulf	$ 327.0	$ 97.8
Entergy Wholesale Commodities	$1,885.4	$ –

Note 10. Leases

General

As of December 31, 2010, Entergy had capital leases and non-cancelable operating leases for equipment, buildings, vehicles, and fuel storage facilities (excluding nuclear fuel leases and the Grand Gulf and Waterford 3 sale and leaseback transactions) with minimum lease payments as follows (in thousands):

Year	Operating Leases	Capital Leases
2011	$ 88,316	$ 6,494
2012	77,006	6,494
2013	69,160	6,494
2014	70,589	4,694
2015	53,828	4,694
Years thereafter	187,404	43,497
Minimum lease payments	546,303	72,367
Less: Amount representing interest	–	29,405
Present value of net minimum lease payments	**$546,303**	**$42,962**

Total rental expenses for all leases (excluding nuclear fuel leases and the Grand Gulf and Waterford 3 sale and leaseback transactions) amounted to $80.8 million in 2010, $71.6 million in 2009, and $66.4 million in 2008. In addition to the above rental expense, railcar operating lease payments and oil tank facilities lease payments are recorded in fuel expense in accordance with regulatory treatment. Railcar operating lease payments were $8.4 million in 2010, $7.2 million in 2009, and $10.2 million in 2008 for Entergy Arkansas and $2.3 million in 2010, $3.1 million in 2009, and $3.4 million in 2008 for Entergy Gulf States Louisiana. Oil tank facilities lease payments for Entergy Mississippi were $3.4 million in 2010, $3.4 million in 2009, and $3.4 million in 2008.

Sale and Leaseback Transactions

WATERFORD 3 LEASE OBLIGATIONS

In 1989, in three separate but substantially identical transactions, Entergy Louisiana sold and leased back undivided interests in Waterford 3 for the aggregate sum of $353.6 million. The interests represent approximately 9.3% of Waterford 3. The leases expire in 2017. Under certain circumstances, Entergy Louisiana may repurchase the leased interests prior to the end of the term of the leases. At the end of the lease terms, Entergy Louisiana has the option to repurchase the leased interests in Waterford 3 at fair market value or to renew the leases for either fair market value or, under certain conditions, a fixed rate.

Entergy Louisiana issued $208.2 million of non-interest bearing first mortgage bonds as collateral for the equity portion of certain amounts payable under the leases.

Upon the occurrence of certain events, Entergy Louisiana may be obligated to assume the outstanding bonds used to finance the purchase of the interests in the unit and to pay an amount sufficient to withdraw from the lease transaction. Such events include lease events of default, events of loss, deemed loss events, or certain adverse "Financial Events." "Financial Events" include, among other things, failure by Entergy Louisiana, following the expiration of any applicable grace or cure period, to maintain (i) total equity capital (including preferred membership interests) at least equal to 30% of adjusted capitalization, or (ii) a fixed charge coverage ratio of at least 1.50 computed on a rolling 12 month basis. As of December 31, 2010, Entergy Louisiana was in compliance with these provisions.

As of December 31, 2010, Entergy Louisiana had future minimum lease payments (reflecting an overall implicit rate of 7.45%) in connection with the Waterford 3 sale and leaseback transactions, which are recorded as long-term debt, as follows (in thousands):

2011	$ 50,421
2012	39,067
2013	26,301
2014	31,036
2015	28,827
Years thereafter	77,994
Total	253,646
Less: Amount representing interest	29,844
Present value of net minimum lease payments	**$223,802**

GRAND GULF LEASE OBLIGATIONS

In December 1988, in two separate but substantially identical transactions, System Energy sold and leased back undivided ownership interests in Grand Gulf for the aggregate sum of $500 million. The interests represent approximately 11.5% of Grand Gulf. The leases expire in 2015. Under certain circumstances, System Energy may repurchase the leased interests prior to the end of the term of the leases. At the end of the lease terms, System Energy has the option to repurchase the leased interests in Grand Gulf at fair market value or to renew the leases for either fair market value or, under certain conditions, a fixed rate.

In May 2004, System Energy caused the Grand Gulf lessors to refinance the outstanding bonds that they had issued to finance the purchase of their undivided interest in Grand Gulf. The refinancing is at a lower interest rate, and System Energy's lease payments have been reduced to reflect the lower interest costs.

System Energy is required to report the sale-leaseback as a financing transaction in its financial statements. For financial reporting purposes, System Energy expenses the interest portion of the lease obligation and the plant depreciation. However, operating revenues include the recovery of the lease payments because the transactions are accounted for as a sale and leaseback for ratemaking purposes. Consistent with a recommendation contained in a FERC audit report, System Energy initially recorded as a net regulatory asset the difference between the recovery of the lease payments and the amounts expensed for interest and depreciation and continues to record this difference as a regulatory asset or liability on an ongoing basis, resulting in a zero net balance for the regulatory asset at the end of the lease term. The amount was a net regulatory asset of $60.6 million and $93.1 million as of December 31, 2010 and 2009, respectively.

As of December 31, 2010, System Energy had future minimum lease payments (reflecting an implicit rate of 5.13%), which are recorded as long-term debt as follows (in thousands):

2011	$ 49,437
2012	49,959
2013	50,546
2014	51,637
2015	52,253
Years thereafter	–
Total	253,832
Less: Amount representing interest	31,552
Present value of net minimum lease payments	**$222,280**

Note 11. Retirement, Other Postretirement Benefits, and Defined Contribution Plans

Qualified Pension Plans

Entergy has seven qualified pension plans covering substantially all employees: "Entergy Corporation Retirement Plan for Non-Bargaining Employees," "Entergy Corporation Retirement Plan for Bargaining Employees," "Entergy Corporation Retirement Plan II for Non-Bargaining Employees," "Entergy Corporation Retirement Plan II for Bargaining Employees," "Entergy Corporation Retirement Plan III," "Entergy Corporation Retirement Plan IV for Non-Bargaining Employees," and "Entergy Corporation Retirement Plan IV for Bargaining Employees." The Registrant Subsidiaries participate in two of these plans: "Entergy Corporation Retirement Plan for Non-Bargaining Employees" and "Entergy Corporation Retirement Plan for Bargaining Employees." Except for the Entergy Corporation Retirement Plan III, the pension plans are noncontributory and provide pension benefits

Notes to Consolidated Financial Statements continued

that are based on employees' credited service and compensation during the final years before retirement. The Entergy Corporation Retirement Plan III includes a mandatory employee contribution of 3% of earnings during the first 10 years of plan participation, and allows voluntary contributions from 1% to 10% of earnings for a limited group of employees.

The assets of the seven qualified pension plans are held in a master trust established by Entergy. Each pension plan maintains an undivided beneficial interest in each of the investment accounts of the master trust that is maintained by a trustee. Use of the master trust permits the commingling of the trust assets of the pension plans of Entergy Corporation and its Registrant Subsidiaries for investment and administrative purposes. Although assets are commingled in the master trust, the trustee maintains supporting records for the purpose of allocating the equity in net earnings (loss) and the administrative expenses of the investment accounts to the various participating pension plans. The trustee determines the fair value of the fund and calculates a daily earnings factor, including realized and unrealized gains or losses, collected and accrued income, and administrative expenses, and allocates earnings to each plan in the master trust on a pro rata basis.

Further, within each pension plan, the record of each Registrant Subsidiary's beneficial interest in the plan assets is maintained by the plan's actuary and is updated quarterly. Assets for each Registrant Subsidiary are increased for investment income and contributions, and decreased for benefit payments. A plan's investment net income/(loss) (i.e. interest and dividends, realized gains and losses and expenses) is allocated to the Registrant Subsidiaries participating in that plan based on the value of assets for each Registrant Subsidiary at the beginning of the quarter adjusted for contributions and benefit payments made during the quarter.

Entergy Corporation and its subsidiaries fund pension costs in accordance with contribution guidelines established by the Employee Retirement Income Security Act of 1974, as amended, and the Internal Revenue Code of 1986, as amended. The assets of the plans include common and preferred stocks, fixed-income securities, interest in a money market fund, and insurance contracts. The Registrant Subsidiaries' pension costs are recovered from customers as a component of cost of service in each of their respective jurisdictions.

Components of Qualified Net Pension Cost and Other Amounts Recognized as a Regulatory Asset and/or Accumulated Other Comprehensive Income (AOCI)

Entergy Corporation and its subsidiaries' total 2010, 2009, and 2008 qualified pension costs and amounts recognized as a regulatory asset and/or other comprehensive income, including amounts capitalized, included the following components (in thousands):

	2010	2009	2008
Net periodic pension cost:			
Service cost - benefits earned during the period	$ 104,956	$ 89,646	$ 90,392
Interest cost on projected benefit obligation	231,206	218,172	206,586
Expected return on assets	(259,608)	(249,220)	(230,558)
Amortization of prior service cost	4,658	4,997	5,063
Recognized net loss	65,901	22,401	26,834
Net periodic pension costs	$ 147,113	$ 85,996	$ 98,317
Other changes in plan assets and benefit obligations recognized as a regulatory asset and/or AOCI (before tax)			
Arising this period:			
Net (gain)/loss	$ 232,279	$ 76,799	$ 965,069
Amounts reclassified from regulatory asset and/or accumulated AOCI to net periodic pension cost in the current year:			
Amortization of prior service cost	(4,658)	(4,997)	(5,063)
Amortization of net loss	(65,901)	(22,401)	(26,834)
Total	$ 161,720	$ 49,401	$ 933,172
Total recognized as net periodic pension cost, regulatory asset, and/or AOCI (before tax)	$ 308,834	$ 135,397	$1,031,489
Estimated amortization amounts from regulatory asset and/or AOCI to net periodic cost in the following year			
Prior service cost	$ 3,350	$ 4,658	$ 4,997
Net loss	$ 92,977	$ 65,900	$ 22,401

Qualified Pension Obligations, Plan Assets, Funded Status, Amounts Recognized in the Balance Sheet for Entergy Corporation and its Subsidiaries as of December 31, 2010 and 2009 (in thousands):

	2010	2009
Change in Projected Benefit Obligation (PBO)		
Balance at beginning of year	$ 3,837,744	$ 3,305,315
Service cost	104,956	89,646
Interest cost	231,206	218,172
Acturarial loss	293,189	385,221
Employee contributions	894	852
Benefits paid	(166,771)	(161,462)
Balance at end of year	$ 4,301,218	$ 3,837,744
Change in Plan Assets		
Fair value of assets at beginning of year	$ 2,607,274	$ 2,078,252
Actual return on plan assets	320,517	557,642
Employer contributions	454,354	131,990
Employee contributions	894	852
Benefits paid	(166,771)	(161,462)
Fair value of assets at end of year	$ 3,216,268	$ 2,607,274
Funded status	**$(1,084,950)**	**$(1,230,470)**
Amount recognized in the balance sheet		
Non-current liabilities	$ (1,084,950)	$ (1,230,470)
Amount recognized as a regulatory asset		
Prior service cost	$ 12,979	$ 16,376
Net loss	1,350,616	1,183,824
	$ 1,363,595	$ 1,200,200
Amount recognized as AOCI (before tax)		
Prior service cost	$ 2,855	$ 4,116
Net loss	297,093	297,507
	$ 299,948	$ 301,623

Other Postretirement Benefits

Entergy also currently provides health care and life insurance benefits for retired employees. Substantially all employees may become eligible for these benefits if they reach retirement age while still working for Entergy. Entergy uses a December 31 measurement date for its postretirement benefit plans.

Effective January 1, 1993, Entergy adopted an accounting standard requiring a change from a cash method to an accrual method of accounting for postretirement other than pensions. At January 1, 1993, the actuarially determined accumulated postretirement benefit obligation (APBO) earned by retirees and active employees was estimated to be approximately $241.4 million for Entergy (other than the former Entergy Gulf States) and $128 million for the former Entergy Gulf States (now split into Entergy Gulf States Louisiana and Entergy Texas). Such obligations are being amortized over a 20-year period that began in 1993. For the most part, the Registrant Subsidiaries recover other postretirement benefit costs from customers and are required to contribute other postretirement benefits collected in rates to an external trust.

Entergy Arkansas, Entergy Mississippi, Entergy New Orleans, and Entergy Texas have received regulatory approval to recover other postretirement benefit costs through rates. Entergy Arkansas began recovery in 1998, pursuant to an APSC order. This order also allowed Entergy Arkansas to amortize a regulatory asset (representing the difference between other postretirement benefit costs and cash expenditures for other postretirement benefits incurred for a five-year period that began January 1, 1993) over a 15-year period that began in January 1998.

The LPSC ordered Entergy Gulf States Louisiana and Entergy Louisiana to continue the use of the pay-as-you-go method for ratemaking purposes for postretirement benefits other than pensions. However, the LPSC retains the flexibility to examine individual companies' accounting for other postretirement benefits to determine if special exceptions to this order are warranted.

Pursuant to regulatory directives, Entergy Arkansas, Entergy Mississippi, Entergy New Orleans, Entergy Texas, and System Energy contribute the other postretirement benefit costs collected in rates into trusts. System Energy is funding, on behalf of Entergy Operations, other postretirement benefits associated with Grand Gulf.

Trust assets contributed by participating Registrant Subsidiaries are in three bank-administered trusts, established by Entergy Corporation and maintained by a trustee. Each participating Registrant Subsidiary holds a beneficial interest in the trusts' assets. Use of these master trusts permits the commingling of the trust assets for investment and administrative purposes. Although assets are commingled, the trustee maintains supporting records for the purpose of allocating the beneficial interest in net earnings (losses) and the administrative expenses of the investment accounts to the various participating plans and participating Registrant Subsidiaries. Beneficial interest in an investment account's net income/ (loss) is comprised of interest and dividends and realized and unrealized gains and losses and expense. Beneficial interest from these investments is allocated monthly to the plans and participating Registrant Subsidiary based on its portion of net assets in the pooled accounts.

Components of Net Other Postretirement Benefit Cost and Other Amounts Recognized as a Regulatory Asset and/or AOCI

Entergy Corporation's and its subsidiaries' total 2010, 2009, and 2008 other postretirement benefit costs, including amounts capitalized and amounts recognized as a regulatory asset and/or other comprehensive income, included the following components (in thousands):

	2010	2009	2008
Other postretirement costs:			
Service cost - benefits earned during the period	$ 52,313	$ 46,765	$ 47,198
Interest cost on APBO	76,078	75,265	71,295
Expected return on assets	(26,213)	(23,484)	(28,109)
Amortization of transition obligation	3,728	3,732	3,827
Amortization of prior service credit	(12,060)	(16,096)	(16,417)
Recognized net loss	17,270	18,970	15,565
Net other postretirement benefit cost	$111,116	$105,152	$ 93,359

	2010	2009	2008
Other changes in plan assets and benefit obligations recognized as a regulatory asset and/or AOCI (before tax)			
Arising this period:			
Prior service credit for period	$(50,548)	$ –	$ (5,422)
Net loss	82,189	24,983	59,291
Amounts reclassified from regulatory asset and/or AOCI to net periodic benefit cost in the current year:			
Amortization of transition obligation	(3,728)	(3,732)	(3,827)
Amortization of prior service credit	12,060	16,096	16,417
Amortization of net loss	(17,270)	(18,970)	(15,565)
Total	$ 22,703	$ 18,377	$ 50,894
Total recognized as net periodic benefit cost, regulatory asset, and/or AOCI (before tax)	$133,819	$123,529	$144,253
Estimated amortization amounts from regulatory asset and/or AOCI to net periodic benefit cost in the following year			
Transition obligation	$ 3,183	$ 3,728	$ 3,729
Prior service credit	$(14,070)	$(12,060)	$(17,519)
Net loss	$ 21,192	$ 17,270	$ 19,018

Notes to Consolidated Financial Statements continued

Other Postretirement Benefit Obligations, Plan Assets, Funded Status, and Amounts Not Yet Recognized and Recognized in the Balance Sheet of Entergy Corporation and its Subsidiaries as of December 31, 2010 and 2009 (in thousands):

	2010	2009
Change in APBO		
Balance at beginning of year	$1,280,076	$1,155,072
Service cost	52,313	46,765
Interest cost	76,078	75,265
Plan amendments	(50,548)	–
Plan participant contributions	14,275	17,394
Actuarial (gain)/loss	92,340	59,537
Benefits paid	(83,613)	(79,076)
Medicare Part D subsidy received	5,449	5,119
Balance at end of year	$1,386,370	$1,280,076
Change in Plan Assets		
Fair value of assets at beginning of year	$ 362,399	$ 295,908
Actual return on plan assets	36,364	58,038
Employer contributions	75,005	70,135
Plan participant contributions	14,275	17,394
Benefits paid	(83,613)	(79,076)
Fair value of assets at end of year	$ 404,430	$ 362,399
Funded status	$ (981,940)	$ (917,677)
Amounts recognized in the balance sheet		
Current liabilities	$ (30,225)	$ (31,189)
Non-current liabilities	(951,715)	(886,488)
Total funded status	$ (981,940)	$ (917,677)
Amounts recognized as a regulatory asset (before tax)		
Transition obligation	$ 5,118	$ 9,325
Prior service cost/(credit)	(8,442)	1,877
Net loss	253,415	239,400
	$ 250,091	$ 250,602
Amounts recognized as AOCI (before tax)		
Transition obligation	$ 1,242	$ 1,862
Prior service credit	(48,925)	(21,855)
Net loss	198,466	147,563
	$ 150,783	$ 127,570

Accounting for Pension and Other Postretirement Benefits

Accounting standards require an employer to recognize in its balance sheet the funded status of its benefit plans. This is measured as the difference between plan assets at fair value and the benefit obligation. Entergy uses a December 31 measurement date for its pension and other postretirement plans. Employers are to record previously unrecognized gains and losses, prior service costs, and any remaining transition asset or obligation (that resulted from adopting prior pension and other postretirement benefits accounting standards) as comprehensive income and/or as a regulatory asset reflective of the recovery mechanism for pension and other postretirement benefit costs in the Utility's jurisdictions. For the portion of Entergy Gulf States Louisiana that is not regulated, the unrecognized prior service cost, gains and losses, and transition asset/obligation for its pension and other postretirement benefit obligations are recorded as other comprehensive income. Entergy Gulf States Louisiana and Entergy Louisiana recover other postretirement benefit costs on a pay as you go basis and record the unrecognized prior service cost, gains and losses, and transition obligation for its other postretirement benefit obligation as other comprehensive income. Accounting standards also requires that changes in the funded status be recorded as other comprehensive income and/or a regulatory asset in the period in which the changes occur.

With regard to pension and other postretirement costs, Entergy calculates the expected return on pension and other postretirement benefit plan assets by multiplying the long term expected rate of return on assets by the market-related value (MRV) of plan assets. Entergy determines the MRV of pension plan assets by calculating a value that uses a 20-quarter phase-in of the difference between actual and expected returns. For other postretirement benefit plan assets Entergy uses fair value when determining MRV.

Qualified Pension and Other Postretirement Plans' Assets

Entergy's qualified pension and postretirement plans' weighted-average asset allocations by asset category at December 31, 2010 and 2009 are as follows:

	Qualified Pension	
Actual Asset Allocation	**2010**	**2009**
Domestic Equity Securities	44%	46%
International Equity Securities	20%	21%
Fixed-Income Securities	35%	32%
Other	1%	1%

	Postretirement			
Actual Asset Allocation	**2010**		**2009**	
	Non-Taxable	**Taxable**	**Non-Taxable**	**Taxable**
Domestic Equity Securities	39%	39%	40%	36%
International Equity Securities	18%	–%	19%	–%
Fixed-Income Securities	43%	60%	41%	63%
Other	–%	1%	–%	1%

The Plan Administrator's trust asset investment strategy is to invest the assets in a manner whereby long term earnings on the assets (plus cash contributions) provide adequate funding for retiree benefit payments. The mix of assets is based on an optimization study that identifies asset allocation targets in order to achieve the maximum return for an acceptable level of risk, while minimizing the expected contributions and pension and postretirement expense.

In the optimization study, the Plan Administrator formulates assumptions about characteristics, such as expected asset class investment returns, volatility (risk), and correlation coefficients among the various asset classes. The future market assumptions used in the optimization study are determined by examining historical market characteristics of the various asset classes, and making adjustments to reflect future conditions expected to prevail over the study period. The following targets and ranges were established in the study to produce an acceptable economically efficient plan to manage around the targets:

	Qualified Pension	
Asset Class	Target	Range
Domestic Equity Securities	45%	35% to 55%
International Equity Securities	20%	15% to 25%
Total Equity	65%	60% to 70%
Fixed-Income Securities	35%	30% to 40%
Other	–%	0% to 10%

	Postretirement			
	Non-Taxable		Taxable	
Asset Class	Target	Range	Target	Range
Domestic Equity Securities	38%	33% to 43%	35%	30% to 40%
International Equity Securities	17%	12% to 22%	–%	–%
Total Equity	55%	50% to 60%	35%	30% to 40%
Fixed-Income Securities	45%	40% to 50%	65%	60% to 70%
Other	–%	0% to 5%	–%	0% to 5%

The expected long term rate of return of 8.5% for 2010 (8.5% for 2009) for the qualified pension plans' assets is based on the geometric average of the historical annual performance of a representative portfolio weighted by the target asset allocation defined in the table above. The time period reflected is a long dated period spanning several decades.

The expected long term rate of return of 7.75% for 2010 (7.75% for 2009) for the non-taxable postretirement trust assets is determined using the same methodology described above for pension assets, but the asset allocation specific to the postretirement assets is used.

For the taxable postretirement trust assets, the investment allocation includes a high percentage of tax-exempt fixed income securities. This asset allocation in combination with the same methodology employed to determine the expected return for other trust assets (as described above), with a modification to reflect applicable taxes, produces an expected long term rate of return of 5.5% for 2010 (5.5% for 2009) for the taxable postretirement trust assets.

CONCENTRATIONS OF CREDIT RISK

Entergy's investment guidelines mandate the avoidance of risk concentrations. Types of concentrations specified to be avoided include, but are not limited to, investment concentrations in a single entity, type of industry, foreign country, geographic area and individual security issuance. As of December 31, 2010 all investment managers and assets were materially in compliance with the approved investment guidelines, therefore there were no significant concentrations (defined as greater than 10 percent of plan assets) of risk in Entergy's pension and other postretirement benefit plan assets.

Fair Value Measurements

For fiscal years ending after December 31, 2009, fair value measurements and disclosures for plan assets are required.

Fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Interest bearing cash, treasury notes and bonds, and common stocks are stated at fair value determined by quoted market prices. Fixed income securities (corporate, government, and securitized), are stated at fair value as determined by broker quotes. Common collective investment trust funds and registered investment company trust funds are stated at estimated fair value based on the fair market value of the underlying investments. The unallocated insurance contract investments are recorded at contract value, which approximates fair value. The contract value represents contributions made under the contract, plus interest, less funds used to pay benefits and contract expenses, and less distributions to the master trust. The other remaining assets are U.S. municipal and foreign government bonds stated at fair value as determined by broker quotes.

The classification levels for fair value are as follows:

- Level 1 - Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Level 2 inputs are inputs other than quoted prices included in Level 1 that are, either directly or indirectly, observable for the asset or liability at the measurement date. Assets are valued based on prices derived by an independent party that uses inputs such as benchmark yields, reported trades, broker/dealer quotes, and issuer spreads. Level 2 inputs include the following:
  - quoted prices for similar assets or liabilities in active markets;
  - quoted prices for identical assets or liabilities in inactive markets;
  - inputs other than quoted prices that are observable for the asset or liability; or
  - inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If an asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

- Level 3 - Level 3 refers to securities valued based on significant unobservable inputs.

Notes to Consolidated Financial Statements continued

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following tables set forth by level within the fair value hierarchy a summary of the investments held for the qualified pension and other postretirement plans measured at fair value on a recurring basis at December 31, 2010 and December 31, 2009 (in thousands):

2010 Qualified Pension Trust

	Level 1	Level 2	Level 3	Total
Equity securities:				
Corporate stocks:				
Preferred	$ –	$ 8,354	$–	$ 8,354
Common	1,375,531	–	–	1,375,531
Common collective trusts[(a)]	–	657,075	–	657,075
Fixed income securities:				
Interest-bearing cash	103,731	–	–	103,731
U.S. government securities	75,124	187,957	–	263,081
Corporate debt instruments:				
Preferred	–	88,709	–	88,709
All others	–	210,051	–	210,051
Registered investment companies[(c)]	–	385,020	–	385,020
Other:				
International securities	–	101,257	–	101,257
State and local obligations	–	7,048	–	7,048
Other:				
Insurance company general account (unallocated contracts)	–	33,439	–	33,439
Total investments	$1,554,386	$1,678,910	$–	$3,233,296
Cash				321
Other pending transactions				(14,954)
Less: Other postretirement assests included in total investments				(2,395)
Total fair value of qualified pension assets				$3,216,268

2009 Qualified Pension Trust

	Level 1	Level 2	Level 3	Total
Equity securities:				
Corporate stocks:				
Preferred	$ –	$ 5,318	$–	$ 5,318
Common	1,336,454	–	–	1,336,454
Common collective trusts[(b)]	–	431,703	–	431,703
Fixed income securities:				
U.S. government securities	60,048	100,025	–	160,073
Corporate debt instruments:				
Preferred	–	164,448	–	164,448
All others	–	202,377	–	202,377
Registered investment companies[(c)]	–	264,643	–	264,643
Other	–	6,084	–	6,084
Other:				
Insurance company general account (unallocated contracts)	–	32,422	–	32,422
Total investments	$1,396,502	$1,207,020	$–	$2,603,522
Cash				1,382
Interest receivable				6,422
Other pending transactions				(1,716)
Less: Other postretirement assests included in total investments				(2,336)
Total fair value of qualified pension assets				$2,607,274

(a) *In 2010, there were two common collective trusts holding investments in accordance with stated objectives. The investment strategy of the both trusts was to capture the growth potential of equity markets by replicating the performance of a specified index. Net asset value per share of the common collective trusts estimated fair value.*

(b) *In 2009, there were two common collective trusts holding investments in accordance with stated objectives. The investment strategy of the first trust was to capture the growth potential of equity markets by replicating the performance of a specified index. Fair value for this trust was estimated at net asset value per share. The other common collective trust was invested in short-term fixed income securities and other securities with debt-like characteristics and a high degree of liquidity. This common collective trust fund used the amortization cost method of valuation pursuant to Rule 2a7 of the Investment Company Act of 1940, which allowed it to maintain a stable net asset value of $1.00 per share.*

(c) *In 2009 and 2010, the registered investment companies held investments in domestic and international bond markets and estimated fair value using net asset value per share.*

Other Postretirement Trusts

2010	Level 1	Level 2	Level 3	Total
Equity securities:				
Common collective trust[(a)]	$ –	$211,835	$–	$211,835
Fixed income securities:				
Interest-bearing cash	4,014	–	–	4,014
U.S. government securities	37,823	52,326	–	90,149
Corporate debt instruments	–	37,128	–	37,128
Other:				
International securities	–	1,756	–	1,756
State and local obligations	–	56,960	–	56,960
Total investments	$41,837	$360,005	$–	$401,842
Other pending transactions				193
Plus: Other postretirement assets included in the investments of the qualified pension trust				2,395
Total fair value of other postretirement assets				$404,430

Other Postretirement Trusts 2009	Level 1	Level 2	Level 3	Total
Equity securities:				
Corporate common stocks	$50,698	$ –	$–	$ 50,698
Common collective trust[(b)]	–	140,096	–	140,096
Fixed income securities:				
Interest-bearing cash	6,115	–	–	6,115
U.S. government securities	25,487	50,714	–	76,201
Other:				
Corporate debt instruments	–	35,099	–	35,099
State and local obligations	–	53,443	–	53,443
Total investments	$82,300	$279,352	$–	$361,652
Interest receivable				1,567
Other pending transactions				(3,156)
Plus: Other postretirement assets included in the investments of the qualified pension trust				2,336
Total fair value of other postretirement assets				$362,399

(a) *In 2010, there were two common collective trusts holding investments in accordance with stated objectives. The investment strategy of the both trusts was to capture the growth potential of equity markets by replicating the performance of a specified index. Net asset value per share of the common collective trusts estimated fair value.*

(b) *In 2009, there was one common collective trust holding investments in accordance with stated objectives. The investment strategy of this trust was to capture the growth potential of equity markets by replicating the performance of a specified index. Net asset value per share of the common collective trusts estimated fair value.*

Accumulated Pension Benefit Obligation

The accumulated benefit obligation for Entergy's qualified pension plans was $3.8 billion and $3.4 billion at December 31, 2010 and 2009, respectively.

ESTIMATED FUTURE BENEFIT PAYMENTS

Based upon the assumptions used to measure Entergy's qualified pension and other postretirement benefit obligation at December 31, 2010, and including pension and other postretirement benefits attributable to estimated future employee service, Entergy expects that benefits to be paid and the Medicare Part D subsidies to be received over the next ten years for Entergy Corporation and its subsidiaries will be as follows (in thousands):

	Estimated Future Benefits Payments			
	Qualified Pension	Non-Qualified Pension	Other Postretirement (before Medicare Subsidy)	Estimated Future Medicare Subsidy Receipts
Year(s)				
2011	$ 163,212	$ 9,637	$ 68,816	$ 5,991
2012	$ 172,221	$ 8,716	$ 73,119	$ 6,829
2013	$ 183,364	$16,334	$ 77,715	$ 7,736
2014	$ 196,083	$13,451	$ 82,540	$ 8,694
2015	$ 210,586	$13,549	$ 87,629	$ 9,691
2016 - 2020	$1,342,629	$77,109	$523,912	$65,454

Contributions

Entergy currently expects to contribute approximately $368.8 million to its pension plans and approximately $78 million to other postretirement plans in 2011. The required pension contributions will not be known with more certainty until the January 1, 2011 valuations are completed by April 1, 2011.

Actuarial Assumptions

The significant actuarial assumptions used in determining the pension PBO and the other postretirement benefit APBO as of December 31, 2010, and 2009 were as follows:

	2010	2009
Weighted-average discount rate:		
Qualified pension	5.60% - 5.70%	6.10% - 6.30%
Other postretirement	5.50%	6.10%
Non-qualified pension	4.90%	5.40%
Weighted-average rate of increase in future compensation levels	4.23%	4.23%

The significant actuarial assumptions used in determining the net periodic pension and other postretirement benefit costs for 2010, 2009, and 2008 were as follows:

	2010	2009	2008
Weighted-average discount rate:			
Qualified pension	6.10% - 6.30%	6.75%	6.50%
Other postretirement	6.10%	6.70%	6.50%
Non-qualified pension	5.40%	6.75%	6.50%
Weighted-average rate of increase in future compensation levels	4.23%	4.23%	4.23%
Expected long-term rate of return on plan assets:			
Pension assets	8.50%	8.50%	8.50%
Other postretirement non-taxable assets	7.75%	8.50%	8.50%
Other postretirement taxable assets	5.50%	6.00%	5.50%

Entergy's other postretirement benefit transition obligations are being amortized over 20 years ending in 2012.

The assumed health care cost trend rate used in measuring the December 31, 2010 APBO of Entergy was 8.5% for pre-65 retirees and 8% for post-65 retirees for 2011, gradually decreasing each successive year until it reaches 4.75% in 2019 and beyond for pre-65 retirees and 4.75% in 2018 and beyond for post-65 retirees. The assumed health care cost trend rate used in measuring the Net Other Postretirement Benefit Cost of Entergy was 7.5% for 2010, gradually decreasing each successive year until it reaches 4.75% in 2016 and beyond. A one percentage point change in the assumed health care cost trend rate for 2010 would have the following effects (in thousands):

	1 Percentage Point Increase		1 Percentage Point Decrease	
	Impact on the APBO	Impact on the sum of service costs and interest cost	Impact on the APBO	Impact on the sum of service costs and interest cost
Entergy Corporation and its subsidiaries	$136,203	$13,833	$(121,015)	$(11,914)

Medicare Prescription Drug, Improvement and Modernization Act of 2003

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 became law. The Act introduces a prescription drug benefit cost under Medicare (Part D), which started in 2006, as well as a federal subsidy to employers who provide a retiree prescription drug benefit that is at least actuarially equivalent to Medicare Part D.

Notes to Consolidated Financial Statements continued

The actuarially estimated effect of future Medicare subsidies reduced the December 31, 2010 and 2009 Accumulated Postretirement Benefit Obligation by $267 million and $215 million, respectively, and reduced the 2010, 2009, and 2008 other postretirement benefit cost by $26.6 million, $24.0 million and $24.7 million, respectively. In 2010, Entergy received $5.4 million in Medicare subsidies for prescription drug claims.

Non-Qualified Pension Plans

Entergy also sponsors non–qualified, non–contributory defined benefit pension plans that provide benefits to certain key employees. Entergy recognized net periodic pension cost related to these plans of $27.2 million in 2010, $23.6 million in 2009, and $17.2 million in 2008. In 2010 and 2009, Entergy recognized $9.3 million and $6.7 million, respectively in settlement charges related to the payment of lump sum benefits out of the plan that is included in the non–qualified pension plan cost above. The projected benefit obligation was $148.3 million and $147.9 million as of December 31, 2010 and 2009, respectively. The accumulated benefit obligation was $131.6 million and $134.1 million as of December 31, 2010 and 2009, respectively.

Entergy's non-qualified, non-current pension liability at December 31, 2010 and 2009 was $138.7 million and $124.1 million, respectively; and its current liability was $9.6 million and $23.8 million, respectively. The unamortized transition asset, prior service cost and net loss are recognized in regulatory assets ($53.5 million at December 31, 2010 and $51.6 million at December 31, 2009) and accumulated other comprehensive income before taxes ($24.3 million at December 31, 2010 and $23 million at December 31, 2009.)

Defined Contribution Plans

Entergy sponsors the Savings Plan of Entergy Corporation and Subsidiaries (System Savings Plan). The System Savings Plan is a defined contribution plan covering eligible employees of Entergy and its subsidiaries. The employing Entergy subsidiary makes matching contributions for all non-bargaining and certain bargaining employees to the System Savings Plan in an amount equal to 70% of the participants' basic contributions, up to 6% of their eligible earnings per pay period. The 70% match is allocated to investments as directed by the employee.

Entergy also sponsors the Savings Plan of Entergy Corporation and Subsidiaries II (established in 2001), the Savings Plan of Entergy Corporation and Subsidiaries IV (established in 2002), the Savings Plan of Entergy Corporation and Subsidiaries VI (established in April 2007), and the Savings Plan of Entergy Corporation and Subsidiaries VII (established in April 2007) to which matching contributions are also made. The plans are defined contribution plans that cover eligible employees, as defined by each plan, of Entergy and its subsidiaries.

Entergy's subsidiaries' contributions to defined contribution plans collectively were $41.8 million in 2010, $41.9 million in 2009, and $38.4 million in 2008. The majority of the contributions were to the System Savings Plan.

Note 12. Stock-Based Compensation

Entergy grants stock options and long-term incentive and restricted liability awards to key employees of the Entergy subsidiaries under its Equity Ownership Plans which are shareholder-approved stock-based compensation plans. The Equity Ownership Plan, as restated in February 2003 (2003 Plan), had 715,584 authorized shares remaining for long-term incentive and restricted liability awards as of December 31, 2010. Effective January 1, 2007, Entergy's shareholders approved the 2007 Equity Ownership and Long-Term Cash Incentive Plan (2007 Plan). The maximum aggregate number of common shares that can be issued from the 2007 Plan for stock-based awards is 7,000,000 with no more than 2,000,000 available for non-option grants. The 2007 Plan, which only applies to awards made on or after January 1, 2007, will expire after 10 years. As of December 31, 2010, there were 1,543,228 authorized shares remaining for stock-based awards, all of which are available for non-option grants.

Stock Options

Stock options are granted at exercise prices that equal the closing market price of Entergy Corporation common stock on the date of grant. Generally, stock options granted will become exercisable in equal amounts on each of the first three anniversaries of the date of grant. Unless they are forfeited previously under the terms of the grant, options expire ten years after the date of the grant if they are not exercised.

The following table includes financial information for stock options for each of the years presented (in millions):

	2010	2009	2008
Compensation expense included in Entergy's consolidated net income	$15.0	$17.0	$17.0
Tax benefit recognized in Entergy's consolidated net income	$ 6.0	$ 6.0	$ 7.0
Compensation cost capitalized as part of fixed assets and inventory	$ 3.0	$ 3.0	$ 3.0

Entergy determines the fair value of the stock option grants by considering factors such as lack of marketability, stock retention requirements, and regulatory restrictions on exercisability in accordance with accounting standards. The stock option weighted-average assumptions used in determining the fair values are as follows:

	2010	2009	2008
Stock price volatility	25.73%	24.39%	18.9%
Expected term in years	5.46	5.33	4.64
Risk-free interest rate	2.57%	2.22%	2.77%
Dividend yield	3.74%	3.50%	2.96%
Dividend payment per share	$3.24	$3.00	$3.00

Stock price volatility is calculated based upon the weekly public stock price volatility of Entergy Corporation common stock over the last four to five years. The expected term of the options is based upon historical option exercises and the weighted average life of options when exercised and the estimated weighted average life of all vested but unexercised options. In 2008, Entergy implemented stock ownership guidelines for its senior executive officers. These guidelines require an executive officer to own shares of Entergy common stock equal to a specified multiple of his or her salary. Until an executive officer achieves this ownership position the executive officer is required to retain 75% of the after-tax net profit upon exercise of the option to be held in Entergy Corporation common stock. The reduction in fair value of the stock options due to this restriction is based upon an estimate of the call option value of the reinvested gain discounted to present value over the applicable reinvestment period.

A summary of stock option activity for the year ended December 31, 2010 and changes during the year are presented below:

	Number of Options	Weighted-Average Exercise Price	Aggregate Intrinsic Value	Weighted-Average Contractual Life
Options outstanding as of January 1, 2010	11,321,071	$69.64		
Options granted	1,407,900	$77.10		
Options exercised	(1,113,411)	$45.63		
Options forfeited/expired	(389,835)	$84.35		
Options outstanding as of December 31, 2010	11,225,725	$72.45	$ –	4.1 years
Options exercisable as of December 31, 2010	8,955,247	$69.67	$10 million	4.2 years
Weighted-average grant-date fair value of options granted during 2010	$13.18			

The weighted-average grant-date fair value of options granted during the year was $12.47 for 2009 and $14.41 for 2008. The total intrinsic value of stock options exercised was $36.6 million during 2010, $35.6 million during 2009, and $63.7 million during 2008. The intrinsic value, which has no effect on net income, of the stock options exercised is calculated by the difference in Entergy Corporation's common stock price on the date of exercise and the exercise price of the stock options granted. Because Entergy's year-end stock price is less than the weighted average exercise price, the aggregate intrinsic value of outstanding stock options as of December 31, 2010 was zero. The intrinsic value of "in the money" stock options is $87 million as of December 31, 2010. Entergy recognizes compensation cost over the vesting period of the options based on their grant-date fair value. The total fair value of options that vested was approximately $21 million during 2010, $22 million during 2009, and $18 million during 2008.

The following table summarizes information about stock options outstanding as of December 31, 2010:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	As of 12/31/2010	Weighted-Average Remaining Contractual Life-Yrs.	Weighted-Average Exercise Price	Number Exercisable at 12/31/2010	Weighted-Average Exercise Price
$37 - $50.99	2,472,520	1.3	$ 42.12	2,472,520	$ 42.12
$51 - $64.99	984,055	3.2	$ 58.58	984,055	$ 58.58
$65 - $78.99	4,616,768	4.1	$ 73.10	2,797,769	$ 70.40
$79 - $91.99	1,650,516	6.1	$ 91.81	1,650,516	$ 91.81
$92 - $108.20	1,501,866	7.1	$108.20	1,050,387	$108.20
$37 - $108.20	**11,225,725**	**4.1**	**$ 72.45**	**8,955,247**	**$ 69.67**

Stock-based compensation cost related to non-vested stock options outstanding as of December 31, 2010 not yet recognized is approximately $18 million and is expected to be recognized on a weighted-average period of 1.8 years.

Long-Term Incentive Awards

Entergy grants long-term incentive awards earned under its stock benefit plans in the form of performance units, which are equal to the cash value of shares of Entergy Corporation common stock at the end of the performance period, which is the last trading day of the year. Performance units will pay out to the extent that the performance conditions are satisfied. In addition to the potential for equivalent share appreciation or depreciation, performance units will earn the cash equivalent of the dividends paid during the three-year performance period applicable to each plan. The costs of incentive awards are charged to income over the three-year period.

The following table includes financial information for the long-term incentive awards for each of the years presented (in millions):

	2010	2009	2008
Fair value of long-term incentive awards as of December 31,	$ 10.1	$17.2	$40.9
Compensation expense included in Entergy's consolidated net income for the year	$(0.9)	$ 5.6	$19.7
Tax benefit (expense) recognized in Entergy's net income for the year	$(0.4)	$ 2.2	$ 7.6
Compensation cost capitalized as part of fixed assets and inventory	$ 0.1	$ 1.0	$ 4.7

Entergy paid $6.3 million in 2010 for awards earned under the Long-Term Incentive Plan. The distribution is applicable to the 2007 - 2009 performance period.

Restricted Awards

Entergy grants restricted awards earned under its stock benefit plans in the form of stock units that are subject to time-based restrictions. The restricted units are equal to the cash value of shares of Entergy Corporation common stock at the time of vesting. The costs of restricted awards are charged to income over the restricted period, which varies from grant to grant. The average vesting period for restricted awards granted is 37 months. As of December 31, 2010, there were 218,921 unvested restricted units that are expected to vest over an average period of 16 months.

The following table includes financial information for restricted awards for each of the years presented (in millions):

	2010	2009	2008
Fair value of restricted awards at December 31,	$8.3	$4.6	$7.5
Compensation expense included in Entergy's consolidated net income for the year	$3.9	$2.0	$2.0
Tax benefit recognized in Entergy's consolidated net income for the year	$1.5	$0.8	$0.8
Compensation cost capitalized as part of fixed assets and inventory	$0.9	$0.5	$0.4

Entergy paid $1.1 million in 2010 for awards under the Restricted Awards Plan.

Notes to Consolidated Financial Statements continued

Note 13. Business Segment Information

Entergy's reportable segments as of December 31, 2010 are Utility and Entergy Wholesale Commodities. Utility includes the generation, transmission, distribution, and sale of electric power in portions of Arkansas, Louisiana, Mississippi, and Texas, and natural gas utility service in portions of Louisiana. Entergy Wholesale Commodities includes the ownership and operation of six nuclear power plants located in the northern United States and the sale of the electric power produced by those plants to wholesale customers. Entergy Wholesale Commodities also includes the ownership of interests in non-nuclear power plants that sell the electric power produced by those plants to wholesale customers. "All Other" includes the parent company, Entergy Corporation, and other business activity, including the earnings on the proceeds of sales of previously-owned businesses.

In the fourth quarter 2010, Entergy finished integrating its former Non-Utility Nuclear segment and its non-nuclear wholesale asset business into the new Entergy Wholesale Commodities business in an internal reorganization. The 2009 and 2008 information in the tables below has been restated to reflect the change in reportable segments.

Entergy's segment financial information is as follows (in thousands):

	Utility	Entergy Wholesale Commodities*	All Others	Eliminations	Consolidated
2010					
Operating revenues	$ 8,941,332	$ 2,566,156	$ 7,442	$ (27,353)	$11,487,577
Deprec., amort. & decomm.	1,006,385	270,658	4,587	–	1,281,630
Interest and investment income	182,493	171,158	44,757	(212,953)	185,455
Interest expense	493,241	71,817	129,505	(119,396)	575,167
Income tax (benefits)	454,227	268,649	(105,637)	–	617,239
Consolidated net income	829,719	489,422	44,721	(93,557)	1,270,305
Total assets	31,080,240	10,102,817	(714,968)	(1,782,813)	38,685,276
Investment in affiliates - at equity	199	59,456	(18,958)	–	40,697
Cash paid for long-lived asset additions	1,766,609	687,313	75	–	2,453,997
2009					
Operating revenues	$ 8,055,353	$ 2,711,078	$ 5,682	$ (26,463)	$10,745,650
Deprec., amort. & decomm.	1,025,922	251,147	4,769	–	1,281,838
Interest and investment income (loss)	180,505	196,492	(10,470)	(129,899)	236,628
Interest expense	462,206	78,278	86,420	(56,460)	570,444
Income tax (benefits)	388,682	322,255	(78,197)	–	632,740
Consolidated net income (loss)	708,905	641,094	(25,511)	(73,438)	1,251,050
Total assets	29,892,088	11,134,791	(646,756)	(2,818,170)	37,561,953
Investment in affiliates - at equity	200	–	39,380	–	39,580
Cash paid for long-lived asset additions	1,872,997	661,596	(5,874)	–	2,528,719
2008					
Operating revenues	$10,318,630	$ 2,793,637	$ 6,456	$ (24,967)	$13,093,756
Deprec., amort. & decomm.	984,651	230,439	5,179	–	1,220,269
Interest and investment income	122,657	163,200	7,421	(95,406)	197,872
Interest expense	425,216	100,757	138,576	(55,628)	608,921
Income tax (benefits)	371,281	289,643	(57,926)	–	602,998
Consolidated net income (loss)	605,144	798,227	(123,057)	(39,779)	1,240,535
Total assets	28,810,147	9,295,722	334,600	(1,823,651)	36,616,818
Investment in affiliates - at equity	199	–	66,048	–	66,247
Cash paid for long-lived asset additions	2,478,014	490,348	6,667	–	2,975,029

*Businesses marked with * are sometimes referred to as the "competitive businesses." Eliminations are primarily intersegment activity. Almost all of Entergy's goodwill is related to the Utility segment.*

On April 5, 2010, Entergy announced that, effective immediately, it planned to unwind the business infrastructure associated with its proposed plan to spin-off its non-utility nuclear business. As a result of the plan to unwind the business infrastructure, Entergy recorded expenses in the Entergy Wholesale Commodities segment. Other operating and maintenance expense includes the write-off of $64 million of capital costs, primarily for software that will not be utilized. Interest charges include the write-off of $39 million of debt financing costs, primarily incurred for the $1.2 billion credit facility related to the planned spin-off of Entergy's non-utility nuclear business that will not be used. Approximately $16 million of other costs were incurred in 2010 in connection with unwinding the planned non-utility nuclear spin-off transaction.

Geographic Areas

For the years ended December 31, 2010 and 2009, the amount of revenue Entergy derived from outside of the United States was insignificant. As of December 31, 2010 and 2009, Entergy had no long-lived assets located outside of the United States.

Note 14. Equity Method Investments

As of December 31, 2010, Entergy owns investments in the following companies that it accounts for under the equity method of accounting:

Investment	Ownership	Description
Entergy-Koch	50% partnership interest	Entergy-Koch was in the energy commodity marketing and trading business and gas transportation and storage business until the fourth quarter of 2004 when these businesses were sold. In December 2009, Entergy reorganized its investment in Entergy-Koch, received a $25.6 million cash distribution, and received a distribution of certain software owned by the joint venture.
RS Cogen LLC	50% member interest	Co-generation project that produces power and steam on an industrial and merchant basis in the Lake Charles, Louisiana area.
Top Deer	50% member interest	Wind-powered electric generation joint venture.

Following is a reconciliation of Entergy's investments in equity affiliates (in thousands):

	2010	2009	2008
Beginning of year	**$39,580**	**$66,247**	**$78,992**
Loss from the investments	(2,469)	(7,793)	(11,684)
Dispositions and other adjustments	3,586	(18,874)	(1,061)
End of year	**$40,697**	**$39,580**	**$66,247**

Related-Party Transactions and Guarantees

Entergy Gulf States Louisiana purchased approximately $50.8 million, $49.3 million, and $82.5 million of electricity generated from Entergy's share of RS Cogen in 2010, 2009, and 2008, respectively. Entergy's operating transactions with its other equity method investees were not significant in 2010, 2009, or 2008.

Note 15. Acquisitions and Dispositions

Calcasieu

In March 2008, Entergy Gulf States Louisiana purchased the Calcasieu Generating Facility, a 322 MW simple-cycle gas-fired power plant located near the city of Sulphur in southwestern Louisiana, for approximately $56 million from a subsidiary of Dynegy, Inc. Entergy Gulf States Louisiana received the plant, materials and supplies, SO_2 emission allowances, and related real estate in the transaction. The FERC and the LPSC approved the acquisition.

Ouachita

In September 2008, Entergy Arkansas purchased the Ouachita Plant, a 789 MW three-train gas-fired combined cycle generating turbine (CCGT) electric power plant located 20 miles south of the Arkansas state line near Sterlington, Louisiana, for approximately $210 million from a subsidiary of Cogentrix Energy, Inc. Entergy Arkansas received the plant, materials and supplies, and related real estate in the transaction. The FERC and the APSC approved the acquisition. The APSC also approved the recovery of the acquisition and ownership costs through a rate rider and the planned sale of one-third of the capacity and energy to Entergy Gulf States Louisiana.

The LPSC also approved the purchase of one-third of the capacity and energy by Entergy Gulf States Louisiana, subject to certain conditions, including a study to determine the costs and benefits of Entergy Gulf States Louisiana exercising an option to purchase one-third of the plant (Unit 3) from Entergy Arkansas. In April 2009, Entergy Gulf States Louisiana made a filing with the LPSC seeking approval of Entergy Gulf States Louisiana exercising its option to convert its purchased power agreement into the ownership interest in Unit 3 and a one-third interest in the Ouachita common facilities. In September 2009 the LPSC, pursuant to an uncontested settlement, approved the acquisition and a cost recovery mechanism. Entergy Gulf States Louisiana purchased Unit 3 and a one-third interest in the Ouachita common facilities for $75 million in November 2009.

Palisades Purchased Power Agreement

Entergy's purchase of the Palisades plant in 2007 included a unit-contingent, 15-year purchased power agreement (PPA) with Consumers Energy for 100% of the plant's output, excluding any future uprates. Prices under the PPA range from $43.50/MWh in 2007 to $61.50/MWh in 2022, and the average price under the PPA is $51/MWh. For the PPA, which was at below-market prices at the time of the acquisition, Entergy will amortize a liability to revenue over the life of the agreement. The amount that will be amortized each period is based upon the difference between the present value calculated at the date of acquisition of each year's difference between revenue under the agreement and revenue based on estimated market prices. Amounts amortized to revenue were $46 million in 2010, $53 million in 2009, and $76 million in 2008. The amounts to be amortized to revenue for the next five years will be $43 million for 2011, $17 million in 2012, $18 million for 2013, $16 million for 2014, and $15 million for 2015.

NYPA Value Sharing Agreements

Entergy's purchase of the FitzPatrick and Indian Point 3 plants from NYPA included value sharing agreements with NYPA. In October 2007, Entergy subsidiaries and NYPA amended and restated the value sharing agreements to clarify and amend certain provisions of the original terms. Under the amended value sharing agreements, Entergy subsidiaries will make annual payments to NYPA based on the generation output of the Indian Point 3 and FitzPatrick plants from January 2007 through December 2014. Entergy subsidiaries will pay NYPA $6.59 per MWh for power sold from Indian Point 3, up to an annual cap of $48 million, and $3.91 per MWh for power sold from FitzPatrick, up to an annual cap of $24 million. The annual payment for each year's output is due by January 15 of the following year. Entergy will record the liability for payments to NYPA as power is generated and sold by Indian Point 3 and FitzPatrick. An amount equal to the liability will be recorded to the plant asset account as contingent purchase

Notes to Consolidated Financial Statements continued

price consideration for the plants. In 2010, 2009, and 2008, Entergy Wholesale Commodities recorded $72 million as plant for generation during each of those years. This amount will be depreciated over the expected remaining useful life of the plants.

Asset Dispositions

HARRISON COUNTY

In the fourth quarter 2010, Entergy sold its ownership interest in the Harrison County Power Project 550-MW combined-cycle plant to two Texas electric cooperatives that owned a minority share of the Marshall, Texas unit. Entergy sold its 61 percent share of the plant for $219 million and realized a gain of $44.2 million ($27.2 million net-of-tax) on the sale.

ENTERGY-KOCH BUSINESSES

In the fourth quarter 2004, Entergy-Koch sold its energy trading and pipeline businesses to third parties. The sales came after a review of strategic alternatives for enhancing the value of Entergy-Koch. Entergy received $862 million of cash distributions in 2004 from Entergy-Koch after the business sales. Due to the November 2006 expiration of contingencies on the sale of Entergy-Koch's trading business, and the corresponding release to Entergy-Koch of sales proceeds held in escrow, Entergy recorded a gain related to its Entergy-Koch investment of approximately $55 million, net-of-tax, in the fourth quarter 2006 and received additional cash distributions of approximately $163 million. In December 2009, Entergy reorganized its investment in Entergy-Koch, received a $25.6 million cash distribution, and received a distribution of certain software owned by the joint venture.

Note 16. Risk Management and Fair Values

Market and Commodity Risks

In the normal course of business, Entergy is exposed to a number of market and commodity risks. Market risk is the potential loss that Entergy may incur as a result of changes in the market or fair value of a particular instrument or commodity. All financial and commodity-related instruments, including derivatives, are subject to market risk. Entergy is subject to a number of commodity and market risks, including:

Type of Risk	Affected Businesses
Power price risk	Utility, Entergy Wholesale Commodities
Fuel price risk	Utility, Entergy Wholesale Commodities
Foreign currency exchange rate risk	Utility, Entergy Wholesale Commodities
Equity price and interest rate risk-investments	Utility, Entergy Wholesale Commodities

Entergy manages a portion of these risks using derivative instruments, some of which are classified as cash flow hedges due to their financial settlement provisions while others are classified as normal purchase/normal sales transactions due to their physical settlement provisions. Normal purchase/normal sale risk management tools include power purchase and sales agreements, fuel purchase agreements, capacity contracts, and tolling agreements. Financially-settled cash flow hedges can include natural gas and electricity futures, forwards, swaps, and options; foreign currency forwards; and interest rate swaps. Entergy will occasionally enter into financially settled option contracts to manage market risk under certain hedging transactions which may or may not be designated as hedging instruments. Entergy enters into derivatives only to manage natural risks inherent in its physical or financial assets or liabilities.

Entergy manages fuel price volatility for its Louisiana jurisdictions (Entergy Gulf States Louisiana, Entergy Louisiana, and Entergy New Orleans) and Entergy Mississippi primarily through the purchase of short-term natural gas swaps. These swaps are marked-to-market with offsetting regulatory assets or liabilities. The notional volumes of these swaps are based on a portion of projected annual exposure to gas for electric generation and projected winter purchases for gas distribution at Entergy Gulf States Louisiana and Entergy New Orleans.

Entergy's exposure to market risk is determined by a number of factors, including the size, term, composition, and diversification of positions held, as well as market volatility and liquidity. For instruments such as options, the time period during which the option may be exercised and the relationship between the current market price of the underlying instrument and the option's contractual strike or exercise price also affects the level of market risk. A significant factor influencing the overall level of market risk to which Entergy is exposed is its use of hedging techniques to mitigate such risk. Entergy manages market risk by actively monitoring compliance with stated risk management policies as well as monitoring the effectiveness of its hedging policies and strategies. Entergy's risk management policies limit the amount of total net exposure and rolling net exposure during the stated periods. These policies, including related risk limits, are regularly assessed to ensure their appropriateness given Entergy's objectives.

Derivatives

The fair values of Entergy's derivative instruments in the consolidated balance sheet as of December 31, 2010 are as follows (in millions):

Instrument	Balance sheet location	Fair value[(a)]	Offset[(a)]	Business
Derivatives designated as hedging instruments				
Assets:				
Electricity futures, forwards, swaps, and options	Prepayments and other (current portion)	$160	$(7)	Entergy Wholesale Commodities
Electricity futures, forwards, swaps, and options	Other deferred debits and other assets (non-current portion)	$82	$(29)	Entergy Wholesale Commodities
Liabilities:				
Electricity futures, forwards, swaps, and options	Other current liabilities (current portion)	$5	$(5)	Entergy Wholesale Commodities
Electricity futures, forwards, swaps, and options	Other non-current liabilities (non-current portion)	$47	$(30)	Entergy Wholesale Commodities
Derivatives not designated as hedging instruments				
Assets:				
Electricity futures, forwards, swaps, and options	Prepayments and other (current portion)	$2	$(-)	Entergy Wholesale Commodities
Electricity futures, forwards, swaps, and options	Other deferred debits and other assets (non-current portion)	$14	$(8)	Entergy Wholesale Commodities
Liabilities:				
Electricity futures, forwards, swaps, and options	Other current liabilities (current portion)	$2	$(2)	Entergy Wholesale Commodities
Electricity futures, forwards, swaps, and options	Other non-current liabilities (non-current portion)	$7	$(7)	Entergy Wholesale Commodities
Natural gas swaps	Other current liabilities	$2	$(-)	Utility

The fair values of Entergy's derivative instruments in the consolidated balance sheet as of December 31, 2009 are as follows (in millions):

Instrument	Balance sheet location	Fair value[(a)]	Offset[(a)]	Business
Derivatives designated as hedging instruments				
Assets:				
Electricity futures, forwards, swaps, and options	Prepayments and other (current portion)	$117	$(8)	Entergy Wholesale Commodities
Electricity futures, forwards, swaps, and options	Other deferred debits and other assets (non-current portion)	$95	$(4)	Entergy Wholesale Commodities
Derivatives not designated as hedging instruments				
Assets:				
Natural gas swaps	Prepayments and other	$8	$(-)	Utility

(a) The balances of derivative assets and liabilities in this table are presented gross. Certain investments, including those not designated as hedging instruments, are subject to master netting agreements and are presented on the Entergy Consolidated Balance Sheets on a net basis in accordance with accounting guidance for Derivatives and Hedging.

The effect of Entergy's derivative instruments designated as cash flow hedges on the consolidated income statements for the years ended December 31, 2010 and 2009 is as follows (in millions):

Instrument	Amount of gain (loss) recognized in OCI (effective portion)	Income statement location	Amount of gain (loss) reclassified from accumulated OCI into income (effective portion)
2010			
Electricity futures, forwards, swaps, and options	$206	Competitive businesses operating revenues	$220
2009			
Electricity futures, forwards, swaps, and options	$315	Competitive businesses operating revenues	$322

Notes to Consolidated Financial Statements continued

Electricity over-the-counter swaps that financially settle against day-ahead power pool prices are used to manage price exposure for Entergy Wholesale Commodities generation. Based on market prices as of December 31, 2010, cash flow hedges relating to power sales totaled $190 million of net gains, of which approximately $155 million are expected to be reclassified from accumulated other comprehensive income (OCI) to operating revenues in the next twelve months. The actual amount reclassified from accumulated OCI, however, could vary due to future changes in market prices. Gains totaling approximately $220 million and $322 million were realized on the maturity of cash flow hedges, before taxes of $77 million and $113 million, for December 31, 2010 and 2009, respectively. Unrealized gains or losses recorded in OCI result from hedging power output at the Entergy Wholesale Commodities power plants. The related gains or losses from hedging power are included in operating revenues when realized. The maximum length of time over which Entergy is currently hedging the variability in future cash flows with derivatives (Palisades is price hedged through April 2022) for forecasted power transactions at December 31, 2010 is approximately four years. Planned generation currently sold forward from Entergy Wholesale Commodities power plants as of December 31, 2010 is 96% for 2011 of which approximately 47% is sold under financial derivatives and the remainder under normal purchase/sale contracts. The ineffective portion of the change in the value of Entergy's cash flow hedges for 2010 and 2009 was insignificant. Certain of the agreements to sell the power produced by Entergy Wholesale Commodities power plants contain provisions that require an Entergy subsidiary to provide collateral to secure its obligations when the current market prices exceed the contracted power prices. The primary form of collateral to satisfy these requirements is an Entergy Corporation guaranty. As of December 31, 2010, hedge contracts with two counterparties were in a liability position (approximately $17 million total), but were significantly below the amount of the guarantee provided under the contract and no cash collateral was required. If the Entergy Corporation credit rating falls below investment grade, the impact of the corporate guarantee is ignored and Entergy would have to post collateral equal to the estimated outstanding liability under the contract at the applicable date. From time to time, Entergy may effectively liquidate a cash flow hedge instrument by entering into a contract offsetting the original hedge, and then de-designating the original hedge. Gains or losses accumulated in OCI prior to de-designation continue to be deferred in OCI until they are included in income as the original hedged transaction occurs. From the point of de-designation, the gains or losses on the original hedge and the offsetting contract are recorded as assets or liabilities on the balance sheet and offset as they flow through to earnings.

Natural gas over-the-counter swaps that financially settle against NYMEX futures are used to manage fuel price volatility for the Utility's Louisiana and Mississippi customers. All benefits or costs of the program are recorded in fuel costs. The total volume of natural gas swaps outstanding as of December 31, 2010 is 37,120,000 MMBtu for Entergy. Credit support for these natural gas swaps is covered by master agreements that do not require collateralization based on mark-to-market value, but do carry adequate assurance language that may lead to collateralization requests.

The effect of Entergy's derivative instruments not designated as hedging instruments on the consolidated income statements for the years ended December 31, 2010 and 2009 is as follows (in millions):

Instrument	Amount of gain (loss) recognized in OCI (de-designated hedges)	Income Statement location	Amount of gain (loss) recorded in income
2010			
Natural gas swaps	$ –	Fuel, fuel-related expenses, and gas purchased for resale	$ (95)
Electricity futures, fowards, swaps, and options de-designated as hedged items	$15	Competitive businesses operating revenues	$ –
2009			
Natural gas swaps	$ –	Fuel, fuel-related expenses, and gas purchased for resale	$(160)

Due to regulatory treatment, the natural gas swaps are marked to market through fuel, fuel-related expenses, and gas purchased for resale and then such amounts are simultaneously reversed and recorded as offsetting regulatory assets or liabilities. The gains or losses recorded as fuel expenses when the swaps are settled are recovered through fuel cost recovery mechanisms.

Fair Values

The estimated fair values of Entergy's financial instruments and derivatives are determined using bid prices, market quotes, and financial modeling. Considerable judgment is required in developing the estimates of fair value. Therefore, estimates are not necessarily indicative of the amounts that Entergy could realize in a current market exchange. Gains or losses realized on financial instruments other than forward energy contracts held by competitive businesses are reflected in future rates and therefore do not accrue to the benefit or detriment of shareholders. Entergy considers the carrying amounts of most financial instruments classified as current assets and liabilities to be a reasonable estimate of their fair value because of the short maturity of these instruments.

Accounting standards define fair value as an exit price, or the price that would be received to sell an asset or the amount that would be paid to transfer a liability in an orderly transaction between knowledgeable market participants at the date of measurement. Entergy and the Registrant Subsidiaries use assumptions or market input data that market participants would use in pricing assets or liabilities at fair value. The inputs can be readily observable, corroborated by market data, or generally unobservable. Entergy and the Registrant Subsidiaries endeavor to use the best available information to determine fair value.

Accounting standards establish a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy establishes the highest priority for unadjusted market quotes in an active market for the identical asset or liability and the lowest priority for unobservable inputs. The three levels of the fair value hierarchy are:

- Level 1 - Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of individually owned common stocks, cash equivalents, debt instruments, and gas hedge contracts.
- Level 2 - Level 2 inputs are inputs other than quoted prices included in Level 1 that are, either directly or indirectly, observable for the asset or liability at the measurement date. Assets are valued based on prices derived by independent third parties that use inputs such as benchmark yields, reported trades, broker/dealer quotes, and issuer spreads. Prices are reviewed and can be challenged with the independent parties and/or overridden by Entergy if it is believed such would be more reflective of fair value. Level 2 inputs include the following:
  - quoted prices for similar assets or liabilities in active markets;
  - quoted prices for identical assets or liabilities in inactive markets;
  - inputs other than quoted prices that are observable for the asset or liability; or
  - inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 2 consists primarily of individually owned debt instruments or shares in common trusts. Common trust funds are stated at estimated fair value based on the fair market value of the underlying investments.

- Level 3 - Level 3 inputs are pricing inputs that are generally less observable or unobservable from objective sources. These inputs are used with internally developed methodologies to produce management's best estimate of fair value for the asset or liability. Level 3 consists primarily of derivative power contracts used as cash flow hedges of power sales at merchant power plants.

The values for the cash flow hedges that are recorded as derivative contract assets or liabilities are based on both observable inputs including public market prices and unobservable inputs such as model-generated prices for longer-term markets and are classified as Level 3 assets and liabilities. The amounts reflected as the fair value of derivative assets or liabilities are based on the estimated amount that the contracts are in-the-money at the balance sheet date (treated as an asset) or out-of-the-money at the balance sheet date (treated as a liability) and would equal the estimated amount receivable or payable by Entergy if the contracts were settled at that date. These derivative contracts include cash flow hedges that swap fixed for floating cash flows for sales of the output from Entergy's Entergy Wholesale Commodities business. The fair values are based on the mark-to-market comparison between the fixed contract prices and the floating prices determined each period from a combination of quoted forward power market prices for the period for which such curves are available, and model-generated prices using quoted forward gas market curves and estimates regarding heat rates to convert gas to power and the costs associated with the transportation of the power from the plants' bus bar to the contract's point of delivery, generally a power market hub, for the period thereafter. The differences between the fixed price in the swap contract and these market-related prices multiplied by the volume specified in the contract and discounted at the counterparties' credit adjusted risk free rate are recorded as derivative contract assets or liabilities. As of December 31, 2010, Entergy had in-the-money derivative contracts with a fair value of $214 million with counterparties or their guarantor who are all currently investment grade. $17 million of the derivative contracts as of December 31, 2010 are out-of-the-money contracts supported by corporate guarantees, which would require additional cash or letters of credit in the event of a decrease in Entergy Corporation's credit rating to below investment grade.

The following table sets forth, by level within the fair value hierarchy, Entergy's assets and liabilities that are accounted for at fair value on a recurring basis as of December 31, 2010 and December 31, 2009. The assessment of the significance of a particular input to a fair value measurement requires judgment and may affect their placement within the fair value hierarchy levels (in millions):

2010	Level 1	Level 2	Level 3	Total
Assets:				
Temporary cash investments	$1,218	$ –	$ –	$1,218
Decommissioning trust funds:[a]				
Equity securities	387	1,689	–	2,076
Debt securities	497	1,023	–	1,520
Power contracts	–	–	214	214
Securitization recovery trust account	43	–	–	43
Storm reserve escrow account	329	–	–	329
	$2,474	$2,712	$214	$5,400
Liabilities:				
Power contracts	$ –	$ –	$ 17	$ 17
Gas hedge contracts	$ 2	$ –	$ –	$ 2
	$ 2	$ –	$ 17	$ 19

2009	Level 1	Level 2	Level 3	Total
Assets:				
Temporary cash investments	$1,624	$ –	$ –	$1,624
Decommissioning trust funds:[a]				
Equity securities	528	1,260	–	1,788
Debt securities	443	980	–	1,423
Power contracts	–	–	200	200
Securitization recovery trust account	13	–	–	13
Gas hedge contracts	8	–	–	8
Other investments	42	–	–	42
	$2,658	$2,240	$200	$5,098

(a) The decommissioning trust funds hold equity and fixed income securities. Equity securities are invested to approximate the returns of major market indexes. Fixed income securities are held in various governmental and corporate securities with an average coupon rate of 4.34%. See Note 17 for additional information on the investment portfolios.

Notes to Consolidated Financial Statements continued

The following table sets forth a reconciliation of changes in the net assets (liabilities) for the fair value of derivatives classified as Level 3 in the fair value hierarchy for the years ended December 31, 2010, 2009, and 2008 (in millions):

	2010	2009	2008
Balance as of January 1,	$ 200	$ 207	$ (12)
Price changes (unrealized gains/losses)	221	310	226
Originated	(4)	5	(70)
Settlements	(220)	(322)	63
Balance as of December 31,	**$197**	**$200**	**$207**

Note 17. Decommissioning Trust Funds

Entergy holds debt and equity securities, classified as available-for-sale, in nuclear decommissioning trust accounts. The NRC requires Entergy subsidiaries to maintain trusts to fund the costs of decommissioning ANO 1, ANO 2, River Bend, Waterford 3, Grand Gulf, Pilgrim, Indian Point 1 and 2, Vermont Yankee, and Palisades (NYPA currently retains the decommissioning trusts and liabilities for Indian Point 3 and FitzPatrick). The funds are invested primarily in equity securities; fixed-rate, fixed-income securities; and cash and cash equivalents.

Entergy records decommissioning trust funds on the balance sheet at their fair value. Because of the ability of the Registrant Subsidiaries to recover decommissioning costs in rates and in accordance with the regulatory treatment for decommissioning trust funds, the Registrant Subsidiaries have recorded an offsetting amount of unrealized gains/(losses) on investment securities in other regulatory liabilities/assets. For the nonregulated portion of River Bend, Entergy Gulf States Louisiana has recorded an offsetting amount of unrealized gains/(losses) in other deferred credits. Decommissioning trust funds for Pilgrim, Indian Point 2, Vermont Yankee, and Palisades do not meet the criteria for regulatory accounting treatment. Accordingly, unrealized gains recorded on the assets in these trust funds are recognized in the accumulated other comprehensive income component of shareholders' equity because these assets are classified as available for sale. Unrealized losses (where cost exceeds fair market value) on the assets in these trust funds are also recorded in the accumulated other comprehensive income component of shareholders' equity unless the unrealized loss is other than temporary and therefore recorded in earnings. Generally, Entergy records realized gains and losses on its debt and equity securities using the specific identification method to determine the cost basis of its securities.

The securities held as of December 31, 2010 and 2009 are summarized as follows (in millions):

	Fair Value	Total Unrealized Gains	Total Unrealized Losses
2010			
Equity securities	$ 2,076	$ 436	$ 9
Debt securities	1,520	67	12
Total	**$3,596**	**$503**	**$ 21**
2009			
Equity securities	$ 1,788	$ 311	$ 30
Debt securities	1,423	63	8
Total	**$3,211**	**$374**	**$ 38**

Deferred taxes on unrealized gains/(losses) are recorded in other comprehensive income for the decommissioning trusts which do not meet the criteria for regulatory accounting treatment as described above. Unrealized gains/(losses) above are reported before deferred taxes of $130 million and $66 million as of December 31, 2010 and 2009, respectively. The amortized cost of debt securities was $1,475 million as of December 31, 2010 and $1,368 million as of December 31, 2009. As of December 31, 2010, the debt securities have an average coupon rate of approximately 4.34%, an average duration of approximately 5.21 years, and an average maturity of approximately 8.82 years. The equity securities are generally held in funds that are designed to approximate or somewhat exceed the return of the Standard & Poor's 500 Index. A relatively small percentage of the securities are held in funds intended to replicate the return of the Wilshire 4500 Index or the Russell 3000 Index.

The fair value and gross unrealized losses of available-for-sale equity and debt securities, summarized by investment type and length of time that the securities have been in a continuous loss position, are as follows as of December 31, 2010 (in millions):

	Equity Securities		Debt Securities	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Less than 12 months	$ 15	$1	$474	$11
More than 12 months	105	8	4	1
Total	**$120**	**$9**	**$478**	**$12**

The fair value and gross unrealized losses of available-for-sale equity and debt securities, summarized by investment type and length of time that the securities have been in a continuous loss position, are as follows as of December 31, 2009 (in millions):

	Equity Securities		Debt Securities	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Less than 12 months	$ 57	$ 1	$311	$ 6
More than 12 months	205	29	18	2
Total	**$262**	**$30**	**$329**	**$ 8**

The unrealized losses in excess of twelve months on equity securities above relate to Entergy's Utility operating companies and System Energy.

The fair value of debt securities, summarized by contractual maturities, as of December 31, 2010 and 2009 are as follows (in millions):

	2010	2009
Less than 1 year	$ 37	$ 31
1 year - 5 years	557	676
5 years - 10 years	512	388
10 years - 15 years	163	131
15 years - 20 years	47	34
20 years+	204	163
Total	**$1,520**	**$1,423**

During the years ended December 31, 2010, 2009, and 2008, proceeds from the dispositions of securities amounted to $2,606 million, $2,571 million, and $1,652 million, respectively. During the years ended December 31, 2010, 2009, and 2008, gross gains of $69 million, $80 million, and $26 million, respectively, and gross losses of $9 million, $30 million, and $20 million, respectively, were reclassified out of other comprehensive income into earnings.

Other Than Temporary Impairments and Unrealized Gains and Losses

Entergy evaluates unrealized losses at the end of each period to determine whether an other-than-temporary impairment has occurred. Effective January 1, 2009, Entergy adopted an accounting pronouncement providing guidance regarding recognition and presentation of other-than-temporary impairments related to investments in debt securities. The assessment of whether an investment in a debt security has suffered an other-than-temporary impairment is based on whether Entergy has the intent to sell or more likely than not will be required to sell the debt security before recovery of its amortized costs. Further, if Entergy does not expect to recover the entire amortized cost basis of the debt security, an other-than-temporary impairment is considered to have occurred and it is measured by the present value of cash flows expected to be collected less the amortized cost basis (credit loss). For debt securities held as of January 1, 2009 for which an other-than-temporary impairment had previously been recognized but for which assessment under the new guidance indicates this impairment is temporary, Entergy recorded an adjustment to its opening balance of retained earnings of $11.3 million ($6.4 million net-of-tax). Entergy did not have any material other-than-temporary impairments relating to credit losses on debt securities for the years ended December 31, 2010 and 2009. The assessment of whether an investment in an equity security has suffered an other-than-temporary impairment continues to be based on a number of factors including, first, whether Entergy has the ability and intent to hold the investment to recover its value, the duration and severity of any losses, and, then, whether it is expected that the investment will recover its value within a reasonable period of time. Entergy's trusts are managed by third parties who operate in accordance with agreements that define investment guidelines and place restrictions on the purchases and sales of investments. Entergy Wholesale Commodities recorded charges to other income of $1 million in 2010, $86 million in 2009, and $50 million in 2008, resulting from the recognition of the other-than-temporary impairment of certain equity securities held in its decommissioning trust funds.

Note 18. Variable Interest Entities

Under applicable authoritative accounting guidance, a variable interest entity (VIE) is an entity that conducts a business or holds property that possesses any of the following characteristics: an insufficient amount of equity at risk to finance its activities, equity owners who do not have the power to direct the significant activities of the entity (or have voting rights that are disproportionate to their ownership interest), or where equity holders do not receive expected losses or returns. An entity may have an interest in a VIE through ownership or other contractual rights or obligations, and is required to consolidate a VIE if it is the VIE's primary beneficiary.

The FASB issued authoritative accounting guidance that became effective in the first quarter 2010 that revised the manner in which entities evaluate whether consolidation is required for VIEs. Under the revised guidance, the primary beneficiary of a VIE is the entity that has the power to direct the activities of the VIE that most significantly affect the VIE's economic performance, and has the obligation to absorb losses or has the right to residual returns that would potentially be significant to the entity. In conjunction with the adoption of the new guidance, Entergy updated reviews of its contracts and arrangements to determine whether Entergy is the primary beneficiary of a VIE based on the revisions to the previous consolidation model and other provisions of this standard. Based on this review Entergy determined that Entergy Arkansas, Entergy Gulf States Louisiana, Entergy Louisiana, and System Energy should consolidate the respective companies from which they lease nuclear fuel, usually in a sale and leaseback transaction. This determination is because Entergy directs the nuclear fuel companies with respect to nuclear fuel purchases, assists the nuclear fuel companies in obtaining financing, and, if financing cannot be arranged, the lessee (Entergy Arkansas, Entergy Gulf States Louisiana, Entergy Louisiana, or System Energy) is responsible to repurchase nuclear fuel to allow the nuclear fuel company (the VIE) to meet its obligations. Under the previous guidance, the determination of the primary beneficiary of a VIE was based on ownership interests and the risks and rewards in the entity attributable to the variable interest holders. Therefore, the Entergy companies did not previously consolidate the nuclear fuel companies. Because Entergy has historically accounted for the leases with the nuclear fuel companies as capital lease obligations, the effect of consolidating the nuclear fuel companies did not materially affect Entergy's financial statements. During the term of the arrangements, none of the Entergy operating companies have been required to provide financial support apart from their scheduled lease payments. See Note 4 to the financial statements for details of the nuclear fuel companies' credit facility and commercial paper borrowings and long-term debt that are reported by Entergy, Entergy Arkansas, Entergy Gulf States Louisiana, Entergy Louisiana, and System Energy. These amounts also represent Entergy's and the respective Registrant Subsidiary's maximum exposure to losses associated with their respective interests in the nuclear fuel companies.

Entergy Texas determined that Entergy Gulf States Reconstruction Funding I, LLC, and Entergy Texas Restoration Funding, LLC, companies wholly-owned and consolidated by Entergy Texas, are variable interest entities and that Entergy Texas is the primary beneficiary. In June 2007, Entergy Gulf States Reconstruction Funding issued senior secured transition bonds (securitization bonds) to finance Entergy Texas's Hurricane Rita reconstruction costs. In November 2009, Entergy Texas

Notes to Consolidated Financial Statements concluded

Restoration Funding issued senior secured transition bonds (securitization bonds) to finance Entergy Texas's Hurricane Ike and Hurricane Gustav restoration costs. With the proceeds, the variable interest entities purchased from Entergy Texas the transition property, which is the right to recover from customers through a transition charge amounts sufficient to service the securitization bonds. The transition property is reflected as a regulatory asset on the consolidated Entergy Texas balance sheet. The creditors of Entergy Texas do not have recourse to the assets or revenues of the variable interest entities, including the transition property, and the creditors of the variable interest entities do not have recourse to the assets or revenues of Entergy Texas. Entergy Texas has no payment obligations to the variable interest entities except to remit transition charge collections. See Note 5 to the financial statements for additional details regarding the securitization bonds.

Entergy Arkansas Restoration Funding, LLC, a company wholly-owned and consolidated by Entergy Arkansas, is a variable interest entity and Entergy Arkansas is the primary beneficiary. In August 2010, Entergy Arkansas Restoration Funding issued storm cost recovery bonds to finance Entergy Arkansas's January 2009 ice storm damage restoration costs. With the proceeds, Entergy Arkansas Restoration Funding purchased from Entergy Arkansas the storm recovery property, which is the right to recover from customers through a storm recovery charge amounts sufficient to service the securitization bonds. The storm recovery property is reflected as a regulatory asset on the consolidated Entergy Arkansas balance sheet. The creditors of Entergy Arkansas do not have recourse to the assets or revenues of Entergy Arkansas Restoration Funding including the storm recovery property, and the creditors of Entergy Arkansas Restoration Funding do not have recourse to the assets or revenues of Entergy Arkansas. Entergy Arkansas has no payment obligations to Entergy Arkansas Restoration Funding except to remit storm recovery charge collections. See Note 5 to the financial statements for additional details regarding the storm cost recovery bonds.

Entergy Louisiana and System Energy are also considered to each hold a variable interest in the lessors from which they lease undivided interests representing approximately 9.3% of the Waterford 3 and 11.5% of the Grand Gulf nuclear plants, respectively. Entergy Louisiana and System Energy are the lessees under these arrangements, which are described in more detail in Note 10 to the financial statements. Entergy Louisiana made payments on its lease, including interest, of $35.1 million in 2010, $32.5 million in 2009, and $22.6 million in 2008. System Energy made payments on its lease, including interest, of $48.6 million in 2010, $47.8 million in 2009, and $47.1 million in 2008. The lessors are banks acting in the capacity of owner trustee for the benefit of equity investors in the transactions pursuant to trust agreements entered solely for the purpose of facilitating the lease transactions. It is possible that Entergy Louisiana and System Energy may be considered as the primary beneficiary of the lessors, but Entergy is unable to apply the revised authoritative accounting guidance with respect to these VIEs because the lessors are not required to, and could not, provide the necessary financial information to consolidate the lessors. Because Entergy accounts for these leasing arrangements as capital financings, however, Entergy believes that consolidating the lessors would not materially affect the financial statements. In the unlikely event of default under a lease, remedies available to the lessor include payment by the lessee of the fair value of the undivided interest in the plant, payment of the present value of the basic rent payments, or payment of a predetermined casualty value. Entergy believes, however, that the obligations recorded on the balance sheets materially represent each company's potential exposure to loss.

Entergy has also reviewed various lease arrangements, power purchase agreements, and other agreements in which it holds a variable interest. In these cases, Entergy has determined that it is not the primary beneficiary of the related VIE because it does not have the power to direct the activities of the VIE that most significantly affect the VIE's economic performance, or it does not have the obligation to absorb losses or the right to residual returns that would potentially be significant to the entity, or both.

Note 19. Quarterly Financial Data (Unaudited)

Operating results for the four quarters of 2010 and 2009 for Entergy Corporation and subsidiaries were (in thousands):

	Operating Revenues	Operating Income	Consolidated Net Income	Net Income Attributable to Entergy Corporation
2010:				
First Quarter	$2,759,347	$476,714	$218,814	$213,799
Second Quarter	$2,862,950	$626,241	$320,283	$315,266
Third Quarter	$3,332,176	$770,642	$497,901	$492,886
Fourth Quarter	$2,533,104	$393,780	$233,307	$228,291
2009:				
First Quarter	$2,789,112	$506,527	$240,333	$235,335
Second Quarter	$2,520,789	$474,496	$231,811	$226,813
Third Quarter	$2,937,095	$800,304	$460,167	$455,169
Fourth Quarter	$2,498,654	$503,119	$318,739	$313,775

Earnings per Average Common Share

	2010		2009	
	Basic	Diluted	Basic	Diluted
First Quarter	$1.13	$1.12	$1.22	$1.20
Second Quarter	$1.67	$1.65	$1.16	$1.14
Third Quarter	$2.65	$2.62	$2.35	$2.32
Fourth Quarter	$1.27	$1.26	$1.66	$1.64

The business of the Utility operating companies is subject to seasonal fluctuations with the peak periods occurring during the third quarter.

Directors and Executive Officers

Directors

Maureen Scannell Bateman
Managing Director, Rose Hill Consultants, New York. An Entergy director since 2000. Age, 67

W. Frank Blount
Chairman and Chief Executive Officer, JI Ventures, Inc., Atlanta, Georgia. An Entergy director since 1987. Age, 72

Gary W. Edwards
Former Senior Executive Vice President of Conoco, Houston, Texas. Presiding Director of Entergy. An Entergy director since 2005. Age, 69

Alexis M. Herman
Chair and Chief Executive Officer of New Ventures, LLC, McLean, Virginia. An Entergy director since 2003. Age, 63

Donald C. Hintz
Former President, Entergy Corporation, Punta Gorda, Florida. An Entergy director since 2004. Age, 67

J. Wayne Leonard
Entergy Chairman and Chief Executive Officer. Joined Entergy in April 1998 as President and Chief Operating Officer; became Chief Executive Officer and elected to the Board of Directors on January 1, 1999; became Chairman on August 1, 2006. New Orleans, Louisiana. Age, 60

Stuart L. Levenick
Group President and Executive Office Member of Caterpillar, Inc., Peoria, Illinois. An Entergy director since 2005. Age, 57

Blanche L. Lincoln
Former United States Senator for the State of Arkansas, Arlington, Virginia. Joined the Entergy Board in 2011. Age, 50

Stewart C. Myers
Robert C. Merton (1970) Professor of Financial Economics, MIT Sloan School of Management, Cambridge, Massachusetts. An Entergy director since 2009. Age, 70

James R. Nichols
Partner, Nichols & Pratt, LLP, Attorney and Chartered Financial Analyst, Boston, Massachusetts. An Entergy director since 1986. Age, 72

William A. Percy, II
Chairman and Chief Executive Officer of Greenville Compress Company, Greenville, Mississippi. An Entergy director since 2000. Age, 71

W. J. "Billy" Tauzin
Manager, Tauzin Strategic Networks, Washington, D.C. An Entergy director since 2005. Age, 67

Steven V. Wilkinson
Retired Audit Partner, Arthur Andersen LLP, Watersmeet, Michigan. An Entergy director since 2003. Age, 69

Executive Officers

J. Wayne Leonard
Chairman and Chief Executive Officer. Joined Entergy in April 1998 as President and Chief Operating Officer; became Chief Executive Officer on January 1, 1999 and Chairman on August 1, 2006. Former executive of Cinergy. Age, 60

Richard J. Smith
President, Entergy Wholesale Commodity Business. Joined Entergy in 2000. Former President of Cinergy Resources, Inc. Age, 59

Gary J. Taylor
Group President, Utility Operations. Joined Entergy in 2000. Former Vice President of nuclear operations at South Carolina Electric & Gas Company. Age, 57

Leo P. Denault
Executive Vice President and Chief Financial Officer. Joined Entergy in 1999. Former Vice President of Cinergy. Age, 51

Mark T. Savoff
Executive Vice President and Chief Operating Officer. Joined Entergy in 2003. Former President, General Electric Power Systems – GE Nuclear Energy. Age, 54

Roderick K. West
Executive Vice President and Chief Administrative Officer. Joined Entergy in 1999. Former President and Chief Executive Officer of Entergy New Orleans, Inc. Age, 42

E. Renae Conley
Executive Vice President, Human Resources and Administration. Joined Entergy in 1999. Former President of Cincinnati Gas and Electric Company. Age, 53

John T. Herron
President and Chief Executive Officer Nuclear Operations/Chief Nuclear Officer. Joined Entergy in 2001. Former Site Vice President, Browns Ferry Plant, Tennessee Valley Authority. Age, 57

Robert D. Sloan
Executive Vice President, General Counsel and Secretary. Joined Entergy in 2003. Former Vice President and General Counsel at GE Industrial Systems. Age, 63

Theodore H. Bunting, Jr.
Senior Vice President and Chief Accounting Officer. Joined Entergy in 1983. Promoted to Senior Vice President and Chief Accounting Officer in 2007. Age, 52

Terry R. Seamons
Senior Vice President, Organizational Development. Joined Entergy in 2007. Former Vice President and Managing Director of RHR, International. Age, 69

BOARD OF DIRECTORS



Pictured from left to right, front row: Alexis M. Herman, W. Frank Blount, James R. Nichols, Gary W. Edwards, W. J. "Billy" Tauzin, J. Wayne Leonard and Maureen Scannell Bateman. **Pictured from left to right, back row:** Stuart L. Levenick, William A. Percy, II, Steven V. Wilkinson, Donald C. Hintz and Stewart C. Myers. **Not pictured:** Blanche L. Lincoln.

Investor Information

ANNUAL MEETING

The 2011 Annual Meeting of Shareholders will be held on Friday, May 6, at The Woodlands Waterway Marriott Hotel and Convention Center, 1601 Lake Robbins Drive, The Woodlands, Texas. The meeting will begin at 10 a.m. (CDT).

SHAREHOLDER NEWS

Entergy's quarterly earnings results, dividend action, and other news and information of investor interest may be obtained by calling Entergy's Investor Relations information line at 1-888-ENTERGY (368-3749). Besides hearing recorded announcements, you can request information to be sent via fax or mail.

Visit our investor relations website at entergy.com/investor_relations for earnings reports, financial releases, SEC filings and other investor information, including Entergy's Corporate Governance Guidelines, Board Committee Charters for the Corporate Governance, Audit and Personnel Committees and Entergy's Code of Conduct. You can also request and receive information via email. Printed copies of the above are also available without charge by calling 1-888-ENTERGY or writing to:

Entergy Corporation
Investor Relations
P.O. Box 61000
New Orleans, LA 70161

INSTITUTIONAL INVESTOR INQUIRIES

Securities analysts and representatives of financial institutions may contact Paula Waters, Vice President, Investor Relations at 504-576-4380 or pwater1@entergy.com.

SHAREHOLDER ACCOUNT INFORMATION

BNY Mellon Shareowner Services is Entergy's transfer agent, registrar, dividend disbursing agent, and dividend reinvestment and stock purchase plan agent. Shareholders of record with questions about lost certificates, lost or missing dividend checks or notifications of change of address should contact:

BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310
Telephone: 1-800-333-4368
Internet address:
https://m1.melloninvestor.com/mellonone/index.jsp

COMMON STOCK INFORMATION

The company's common stock is listed on the New York and Chicago exchanges under the symbol "ETR." The Entergy share price is reported daily in the financial press under "Entergy" in most listings of New York Stock Exchange securities. Entergy common stock is a component of the following indices: S&P 500, S&P Utilities Index, Philadelphia Utility Index and the NYSE Composite Index, among others.

As of January 31, 2011, there were 179,037,924 shares of Entergy common stock outstanding. Shareholders of record totaled 36,598, and approximately 82,000 investors held Entergy stock in "street name" through a broker.

CERTIFICATIONS

In June 2010, Entergy's Chief Executive Officer certified to the New York Stock Exchange that he was not aware of any violation of the NYSE corporate governance listing standards. Also, Entergy filed certifications regarding the quality of the company's public disclosure, required by Section 302 of the Sarbanes-Oxley Act of 2002, as exhibits to its Report on Form 10-K for the fiscal year ended December 31, 2010.

DIVIDEND PAYMENTS

All of Entergy's 2010 distributions were taxable as dividend distributions. The Board of Directors declares dividends quarterly and sets the record and payment dates. Subject to Board discretion, those dates for 2011 are:

DECLARATION DATE	RECORD DATE	PAYMENT DATE
January 28	February 10	March 1
April 6	May 12	June 1
July 29	August 11	September 1
October 28	November 10	December 1

Quarterly dividend payments (in cents-per-share):

QUARTER	2011	2010	2009	2008	2007
1	83	75	75	75	54
2		83	75	75	54
3		83	75	75	75
4		83	75	75	75

DIVIDEND REINVESTMENT/STOCK PURCHASE

Entergy offers an automatic Dividend Reinvestment and Stock Purchase Plan administered by BNY Mellon Shareowner Services. The plan is designed to provide Entergy shareholders and other investors with a convenient and economical method to purchase shares of the company's common stock. The plan also accommodates payments of up to $3,000 per month for the purchase of Entergy common shares. First-time investors may make an initial minimum purchase of $1,000. Contact BNY Mellon by telephone or internet for information and an enrollment form.

DIRECT REGISTRATION SYSTEM

Entergy has elected to participate in a Direct Registration System that provides investors with an alternative method for holding shares. DRS will permit investors to move shares between the company's records and the broker dealer of their choice.

ENTERGY COMMON STOCK PRICES

The high and low trading prices for each quarterly period in 2010 and 2009 were as follows (in dollars):

	2010		2009	
QUARTER	HIGH	LOW	HIGH	LOW
1	83.09	75.25	86.61	59.87
2	84.33	71.28	78.78	63.39
3	80.80	70.35	82.39	71.76
4	77.90	68.65	84.44	76.10

ENVIRONMENTAL INFORMATION

Entergy's Sustainability Report and other information on Entergy's environmental policy is available on Entergy's website at entergy.com.

Environmental Benefits Statement

This Entergy Corporation 2010 Annual Report is printed on Neenah Environment Papers – PC 100, made of 100 percent post-consumer waste material. It is Forest Stewardship Council™ certified, processed chlorine free, alkaline pH, and meets the American National Standards Institute standards for longevity.

By using Neenah Environment PC 100, Entergy Corporation saved the following resources:

Trees	2,632 Trees
Water	1,202,911 Gallons
Energy	833 Million BTUs
Solid Waste	73,034 Pounds
CO_2 Equiv. Emissions	249,763 Pounds

Environmental impact estimates were made using the Environmental Defense Fund Paper Calculator. For more information visit http://www.papercalculator.org.


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Entergy

Entergy Corporation
Post Office Box 61000
New Orleans, LA 70161
entergy.com